As filed with the Securities and Exchange Commission on July 1, 2011

Registration No. 333-173970

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HUTCHINSON TECHNOLOGY INCORPORATED

(Exact name of Registrant as specified in its charter)

Minnesota	3679	41-0901840
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

Telephone (320) 587-3797

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

David P. Radloff

Vice President and Chief Financial Officer

Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

Telephone (320) 587-3797

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to: David M. Vander Haar, Esq. Peggy Steif Abram, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402 Phone: (612) 766-7000 Fax: (612) 766-1600	Copies to: Senet S. Bischoff, Esq. Tad J. Freese, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, NY 10022-4834 Phone: (212) 906-1200 Fax: (212) 751-4864

Date of commencement of proposed sale of the securities to the public: May 6, 2011

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

*	If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
8.50% Convertible Senior Notes due 2026	$59,100,000	100%	$59,100,000	$6,396.07
Common Stock, par value $.01 per share (3)	6,873,094 (2)	(2)	(2)	(2)

(1)	Estimated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee. The maximum aggregate principal amount of the 3.25% Convertible Subordinated Notes (the “Old Notes”) to be tendered is $122,206,000. The registration fee is based on the book value of such Old Notes ($55,091,081). A registration fee of $12,965.35 was previously paid upon filing this Registration Statement on Form S-4 on May 6, 2011. That registration fee was based on the maximum aggregate principal amount of the Old Notes to be tendered, which was $122,206,000 prior to this Amendment No. 5, and the book value of such Old Notes at the time ($111,673,817).
(2)	Based on the number of shares of common stock of the Registrant as may be issued upon conversion of all of the 8.50% Convertible Senior Notes due 2026 registered hereby at a conversion price of $8.60 per share; the shares are not subject to an additional fee pursuant to Rule 457(i) of the Securities Act of 1933.
(3)	Associated with the common stock of the Registrant are common share purchase rights that will not be exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

DATED JULY 1, 2011

PROSPECTUS

$59,100,000

HUTCHINSON TECHNOLOGY INCORPORATED

8.50% Convertible Senior Notes due 2026

Offer to Exchange

Relating to up to $60,000,000 of its Outstanding

3.25% Convertible Subordinated Notes due 2026

(CUSIP No. 448407AF3)

THE EXCHANGE OFFER (AS DEFINED HEREIN) COMMENCED ON MAY 6, 2011 AND WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JULY 15, 2011, WHICH WE REFER TO AS THE “EXPIRATION DATE,” UNLESS EARLIER TERMINATED OR EXTENDED BY US. TENDERS OF OLD NOTES MAY BE WITHDRAWN AT ANY TIME BEFORE MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE. OLD NOTES THAT ARE NOT TENDERED, THAT ARE NOT ACCEPTED FOR EXCHANGE OR THAT ARE WITHDRAWN BEFORE THE EXPIRATION DATE WILL REMAIN OUTSTANDING.

Upon the terms and subject to the conditions described in this prospectus (as it may be supplemented or amended from time to time, the “prospectus”), and set forth in the related letter of transmittal (as it may be supplemented or amended from time to time, the “Letter of Transmittal”), Hutchinson Technology Incorporated is offering to exchange up to $60,000,000 of its outstanding 3.25% Convertible Subordinated Notes due 2026 (the “Old Notes”) held by holders for its 8.50% Convertible Senior Notes due 2026 (the “New Notes”), in an amount equal to $985 principal amount of New Notes and a cash payment of $65 for each $1,000 principal amount of Old Notes exchanged (the “exchange offer”).

The consummation of the exchange offer is conditioned upon, among other things, our conclusion that the New Notes meet the conditions for being a qualified reopening of the issuance of notes on February 11, 2011.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HTCH.” The last reported sale price of our common stock on the NASDAQ Global Select Market on June 30, 2011 was $2.27 per share. The New Notes will not be listed on any securities exchange or included in any automated quotation system.

See “Risk Factors” beginning on page 23 for a discussion of certain risks that you should consider before participating in the exchange offer.

Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should choose to tender your Old Notes pursuant to the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Citadel Securities

(Dealer Manager)

The date of this prospectus is                     , 2011

The following table sets forth the series of Old Notes subject to the exchange offer, and indicates the consideration to be received by holders of the Old Notes in the exchange offer. Tendering holders will not receive any net cash for accrued and unpaid interest on Old Notes tendered upon settlement of the exchange offer. Additionally, tendering holders will not be required to pay any cash for interest accrued on the New Notes from and including July 15, 2011 up to but excluding the settlement date (“pre-issuance accrued interest”) upon settlement of the exchange offer. However, New Notes issued upon completion of the exchange offer will be entitled to receive interest on the New Notes from July 15, 2011 when the first coupon payment is made on January 15, 2012, and pre-issuance accrued interest will be deemed fully paid for.

Title of Old Notes to be Tendered	CUSIP	Outstanding Principal Amount	Consideration to be Received by Holders of Old Notes	Consideration per $1,000 Principal Amount of Old Notes Tendered	Maximum Principal Amount of Old Notes to be Accepted
3.25% Convertible Subordinated Notes due 2026	448407AF3	$122,206,000	8.50% Convertible Senior Notes due 2026 and cash	$985 principal amount of New Notes and $65 of cash	$60,000,000

The New Notes

The New Notes will be identical to our currently outstanding 8.50% Convertible Senior Notes due 2026, which we issued on February 11, 2011 pursuant to a tender/exchange offer (the “February Notes”), assuming that the conditions to this exchange offer are satisfied. As a result of that tender/exchange by which the February Notes were issued, there is $40,000,000 aggregate principal amount of February Notes outstanding. One of the conditions to the consummation of this exchange offer is that we conclude that the New Notes meet the conditions for being a “qualified reopening” of the February 11, 2011 issuance, as described in this prospectus. If this condition is satisfied the New Notes will be issued under the same indenture under which the February Notes were issued, the terms of the New Notes will be identical to the terms of the February Notes, and the New Notes will be considered part of the same issue for U.S. federal income tax purposes.

The terms of the New Notes are summarized below:

•	the interest rate on the New Notes is 8.50% per annum, as compared to 3.25% per annum for the Old Notes;

•	the maturity date of the New Notes is January 15, 2026, the same maturity date as the Old Notes;

•

each $1,000 principal amount of the New Notes is initially convertible into 116.2790 shares of our common stock at an approximate conversion price of $8.60 per share, as compared to 27.4499 shares of our common stock at an approximate conversion price of $36.43 per share for each $1,000 principal amount of the Old Notes;

•

we are not permitted to redeem the New Notes prior to January 15, 2015 (except that on or after January 15, 2013 to, but excluding, January 15, 2015, we may redeem the New Notes, in whole or in part, if the closing price of our common stock equals or exceeds 150% of the conversion price for at least 20 trading days during the 30 consecutive trading day period ending on the trading day immediately prior to the date on which we deliver notice of such redemption), as compared to January 21, 2011 for the Old Notes;

•

holders of the New Notes have the right to require us to repurchase the New Notes at par on January 15, 2015, January 15, 2016 and January 15, 2021, as compared to January 15, 2013, January 15, 2016 and January 15, 2021 for the Old Notes;

•

subject to the satisfaction of limited conditions, holders may convert their New Notes at any time prior to the close of business on the business day immediately preceding the maturity date, as compared to the Old Notes, which can only be converted under certain limited circumstances and then only at prescribed times;

•

the New Notes are our senior unsecured obligations and rank pari passu in right of payment with all of our existing and future senior unsecured indebtedness and senior in right of payment to any of our existing and future subordinated indebtedness, including the Old Notes that remain outstanding after consummation of the exchange offer; and

•

any conversion of the New Notes will be settled solely in shares of our common stock (except for cash in lieu of fractional shares of our common stock), instead of an amount of cash equal to the lesser of the conversion value of the converted Old Notes and the principal amount of the converted Old Notes, and a number of shares of our common stock representing the conversion value in excess of the principal amount, if any.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any accompanying supplement to this prospectus or any free writing prospectus we may provide you in connection with an offering of securities. You must not rely on any unauthorized information or representations not contained in this prospectus, any accompanying supplement to this prospectus or any free writing prospectus. This prospectus, any accompanying supplement to this prospectus or any free writing prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus, any accompanying supplement to this prospectus or any free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus, any accompanying supplement to this prospectus or any free writing prospectus is accurate only as of the date of that document.

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HUTCHINSON TECHNOLOGY INCORPORATED

When we refer to “HTI,” “our company,” “we,” “our” and “us” in this prospectus, we mean Hutchinson Technology Incorporated and its subsidiaries unless otherwise noted or the context indicates otherwise.

We are a global technology manufacturer committed to creating value by developing solutions to critical customer problems. Our culture of quality, continuous improvement, superior innovation and a relentless focus on the fundamentals enables us to compete in the markets we serve. Our Disk Drive Components Division is a key worldwide supplier of suspension assemblies for hard disk drives. Suspension assemblies are precise electro-mechanical components that hold a disk drive’s read/write head at microscopic distances above the drive’s disks. Our innovative product solutions help customers improve yields, increase reliability and enhance disk drive performance, thereby increasing the value they derive from our products. Our BioMeasurement Division is focused on bringing new technologies and products to the market that provide information clinicians can use to improve the quality of health care and reduce costs. By helping clinicians instantly detect changes in a patient’s perfusion status, our InSpectra StO2 products help clinicians reduce risks and costs by enabling faster and more precise assessment of oxygen delivery to vital organs and tissue in critical care settings.

We were incorporated in 1965 and are a Minnesota corporation. Our principal executive offices are located at 40 West Highland Park Drive NE, Hutchinson, Minnesota 55350 and our telephone number is (320) 587-3797.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

The following answers to questions that you may have as a holder of Old Notes highlight selected information included elsewhere in this prospectus. To fully understand the exchange offer and the other considerations that may be important to your decision about whether to participate, you should carefully read this prospectus in its entirety, including “Risk Factors.” For further information about us, see “Where You Can Find More Information.”

Q: Why are you making the exchange offer?

A: Holders of the Old Notes have the right to require us to repurchase their Old Notes for cash in whole or in part, at par, beginning on January 15, 2013. Therefore, we are conducting the exchange offer to improve our financial flexibility by extending the first repurchase (at the option of the holder) date of a portion of our convertible indebtedness and reducing our overall indebtedness by exchanging the Old Notes for New Notes with a lower principal amount.

Q: How does this exchange offer differ from the tender/exchange offer conducted in February 2011?

A: We conducted a tender/exchange offer that expired on February 8, 2011 pursuant to which we purchased $35,294,000 aggregate principal amount of the Old Notes for cash payments totaling $30,000,000 and issued $40,000,000 aggregate principal amount of February Notes in exchange for $40,000,000 aggregate principal amount of Old Notes. In this exchange offer, we are seeking to exchange up to $60,000,000 of Old Notes currently outstanding for a combination of New Notes and cash. We are not offering to purchase any Old Notes for cash, although we will be making a cash payment of $65 per $1,000 principal amount of Old Notes exchanged for New Notes.

Q: Will the New Notes offered in this exchange offer be the same securities as the February Notes?

A: Yes, the New Notes will be part of the same issue as the February Notes. The consummation of this exchange offer is conditioned on our conclusion that the offering of New Notes meets the conditions for being a qualified reopening of the issuance of the February Notes. If this offering meets the conditions for being a qualified reopening of the issuance of the February Notes, the terms of the New Notes will be identical to the terms of the February Notes and will be part of the same series issued under the same indenture and treated as the same issue for U.S. federal income tax purposes.

To be a qualified reopening, the New Notes must have terms that are identical to the February Notes. In addition, (i) the February Notes must be publicly traded for United States federal income tax purposes, (ii) the issue date of the New Notes must be within 6 months of the issue date of the February Notes and (iii) on the date 7 days before the date on which the price of the New Notes is determined, the yield of the February Notes must not be more than 110% of the yield of the February Notes on their issue date. We intend to take the position that the February Notes are publicly traded.

At our special meeting of shareholders held on June 17, 2011, our shareholders approved the removal of certain restrictions on adjustments to the conversion rate for the February Notes. As a result, the terms of the New Notes will be identical to the terms of the February Notes, as amended. Assuming that this exchange offer expires on July 15, 2011 as currently scheduled, the issue date of the New Notes will be within 6 months of the issue date of the February Notes.

If we are not able to determine that the yield test is met 7 days before the scheduled expiration date of the exchange offer such that we cannot conclude that the New Notes meet the conditions for being a qualified reopening of the February Notes, we will terminate the exchange offer. See “Material United States Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Original Issue Discount on the New Notes — Qualified Reopening.”

Q: What are the benefits of exchanging my Old Notes for New Notes?

A: The initial conversion rate for each $1,000 principal amount of New Notes is 116.2790 shares of our common stock (compared to 27.4499 shares of our common stock for the same principal amount of Old Notes), equivalent to approximately $8.60 per share (compared to approximately $36.43 per share for the Old Notes). In addition, the interest rate on the New Notes is 8.50% per annum, as compared to 3.25% for the Old Notes, and the New Notes are our senior unsecured obligations and rank senior in right of payment to any of our existing and future subordinated indebtedness, including any Old Notes that remain outstanding after consummation of the exchange offer.

Q: Is there a maximum amount of Old Notes that will be accepted in the exchange offer?

A: Yes, the maximum aggregate principal amount of Old Notes that may be exchanged is $60,000,000 (the “Exchange Limit”). If the maximum amount is tendered and accepted, we will issue $59,100,000 aggregate principal amount of New Notes and make an aggregate cash payment to tendering holders in the amount of $3,900,000. As of the date hereof, $122,206,000 aggregate principal amount of the Old Notes is outstanding.

Q: What happens if Old Notes in excess of an aggregate principal amount of $60,000,000 are tendered in the exchange offer?

A: If the aggregate principal amount of Old Notes tendered in the exchange offer exceeds the Exchange Limit, we will accept the Old Notes tendered for exchange on a pro rata basis and return any Old Notes that are not accepted for exchange to the holder of such Old Notes.

Q: Is there a minimum amount of Old Notes that must be tendered in the exchange offer?

A: No, there is no minimum amount of Old Notes that must be tendered for the exchange offer to be consummated.

Q: Who may participate in the exchange offer?

A: Any holder of Old Notes may participate in the exchange offer.

Q: What will I receive in the exchange offer if I tender my Old Notes and they are accepted?

A: For each $1,000 principal amount of Old Notes that you validly tender as part of the exchange offer and we accept for exchange, you will receive $985 principal amount of New Notes and a cash payment of $65. We will also accept tenders from any person who holds less than $1,000 in principal amount of Old Notes, provided that such person tenders all of its interests. We will pay such person cash for its interests in the same manner described herein for tendering holders who have a remainder as a result of issuing New Notes in integral multiples of $1,000. We will make the following adjustments so as not to issue New Notes in a principal amount other than $1,000 or integral multiples of $1,000: the aggregate principal amount of New Notes to be issued to any holder in the exchange offer will be rounded down to the nearest integral multiple of $1,000, and any remainder will be paid in cash, plus any pre-issuance accrued interest on the remainder. Tendering holders will not receive any net cash for accrued and unpaid interest on Old Notes tendered upon settlement of the exchange offer. Additionally, tendering holders will not be required to pay any cash for interest accrued on the New Notes from and including July 15, 2011 up to but excluding the settlement date (“pre-issuance accrued interest”) upon settlement of the exchange offer. However, New Notes issued upon completion of the exchange offer will be entitled to receive interest on the New Notes from July 15, 2011 when the first coupon payment is made on January 15, 2012, and pre-issuance accrued interest will be deemed fully paid for. See “The Exchange Offer – Terms of the Exchange Offer.”

Your right to receive the consideration in the exchange offer is subject to all of the conditions described herein and to proration if Old Notes in excess of the Exchange Limit are tendered.

Q: How do the conversion rights differ between the Old Notes and the New Notes?

A: Until July 15, 2025, the Old Notes are convertible only at prescribed times and upon the satisfaction of certain conditions, such as that the closing price of our common stock satisfy a certain price trigger, that the trading price of the Old Notes fall below a specified threshold, that we call the Old Notes for redemption or that certain corporate transactions occur. The New Notes are convertible at any time. In addition, the Old Notes are convertible into an amount of cash equal to the lesser of the conversion value of the converted Old Notes and the principal amount of the converted Old Notes, and a number of shares of our common stock representing the conversion value in excess of the principal amount, if any, based on a conversion rate equal to 27.4499 shares of our common stock per $1,000 principal amount of Old Notes. In contrast, the New Notes are convertible solely into shares of our common stock (and cash in lieu of fractional shares of our common stock) based on an initial conversion rate equal to 116.2790 shares of our common stock per $1,000 principal amount of New Notes.

Q: What other rights will I lose if I tender my Old Notes for exchange and they are accepted for exchange?

A: If you validly tender your Old Notes, and we accept them for exchange, you will lose any rights associated with being a holder of such Old Notes, including but not limited to your right to require us to repurchase such Old Notes at par on January 15, 2013. You also will lose the right to receive interest and principal payments on such Old Notes, your rights as a creditor of the Company with respect to those Old Notes and your right to any and all claims you may have, now or in the future, arising out of or related to such Old Notes.

Q: What are the effects of exchanging Old Notes for New Notes on my beneficial ownership of common stock of the Company?

A: The New Notes will be convertible into more shares of our common stock than the Old Notes. As a result, a holder who exchanges Old Notes for New Notes will be deemed to have a greater beneficial ownership of our common stock as a result of the exchange. Under Rule 13d-3 promulgated by the SEC, a holder of the New Notes will be deemed to be the beneficial owner of the common stock which may be acquired through the conversion of the New Notes. Your percentage of beneficial ownership will be calculated by dividing the number of shares of common stock you would be entitled to receive upon conversion of the New Notes (plus the number of shares of common stock, if any, beneficially owned by you) by the sum of the number of shares of our outstanding common stock plus the number of other shares of common stock you would be entitled to receive upon conversion of the New Notes and any other notes owned by you that are convertible into our common stock. Each $1,000 of New Notes will initially be convertible into 116.2970 shares of our common stock. At May 13, 2011, we had 23,378,788 shares of common stock outstanding.

Q: What are the effects of anti-takeover provisions on the holders of the New Notes?

A: Certain provisions in our articles, under the Minnesota Business Corporation Act and in our share rights plan are triggered by beneficially owning specified percentages of our common stock. These provisions may affect your decision to exchange Old Notes for New Notes or the liquidity of the New Notes you receive. See “Risk Factors — Risks Related to the Exchange Offer” and “Description of Our Common Stock — Anti-Takeover Provisions Contained in Our Amended and Restated Articles of Incorporation and Restated By-laws” “— Anti-Takeover Provisions of the Minnesota Business Corporation Act” and “— Rights Agreement.”

v

Q: May I tender only a portion of the Old Notes that I hold?

A: Yes. You do not have to tender all of your Old Notes to participate in the exchange offer. However, if you choose to tender less than all of your Old Notes, you must tender your Old Notes in a principal amount of $1,000 and integral multiples of $1,000 in excess thereof.

Q: If the exchange offer is consummated and I do not participate, I do not tender all of my Old Notes or not all of the Old Notes I tender are accepted for exchange, how will my rights and obligations under my remaining outstanding Old Notes be affected?

A: The terms of your Old Notes that remain outstanding after the consummation of the exchange offer will not change as a result of the exchange offer.

Q: How will the exchange offer affect the trading market for the Old Notes that are not exchanged?

A: As Old Notes are tendered and accepted in the exchange offer, the principal amount of remaining Old Notes will decrease. This decrease could reduce the liquidity of the trading market for the Old Notes.

Q: What do you intend to do with the Old Notes that are exchanged in the exchange offer?

A: Old Notes accepted in the exchange offer will be retired and canceled.

Q: Are you making a recommendation regarding whether I should participate in the exchange offer?

A: Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender all or any portion of your Old Notes for exchange. Further, we have not authorized anyone to make any recommendation. Accordingly, you must make your own determination as to whether to tender your Old Notes and, if so, the principal amount of Old Notes to tender. Before making your decision, we urge you to read this prospectus carefully in its entirety, including the information set forth under “Risk Factors.”

Q: What are the conditions to the exchange offer?

A: In addition to the qualified reopening condition described above, the exchange offer is subject to certain customary conditions described in “The Exchange Offer — Conditions to the Exchange Offer.” We may, in our sole discretion, waive certain conditions of the exchange offer. If any of the conditions are not satisfied or waived for the exchange offer by midnight, New York City time, on July 15, 2011 (unless we, in our sole discretion, elect to extend that date), which we refer to as the “expiration date,” we will not complete the exchange offer.

Q: When does the exchange offer expire?

A: The exchange offer will expire at midnight, New York City time, on July 15, 2011, unless extended or earlier terminated by us.

Q: Under what circumstances can the exchange offer be extended, amended or terminated?

A: We reserve the right, in our sole discretion and subject to applicable law, to extend, amend or terminate the exchange offer, by giving oral (promptly confirmed in writing) or written notice of the extension, termination or amendment to the exchange agent.

If we amend the exchange offer in a manner that we determine constitutes a material or significant change, we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment, if the exchange offer would otherwise have expired during the five to ten business day period. Any change in the consideration offered to holders of Old Notes in the exchange offer will be paid to all holders whose Old Notes have previously been tendered and are accepted for exchange pursuant to the exchange offer.

Q: How will I be notified if the exchange offer is extended, amended or terminated?

A: Any extension, amendment or termination will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. For more information regarding notification of extensions, amendments or the termination of the exchange offer, see “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Q: How do I tender my Old Notes for exchange in the exchange offer?

A: A holder who wishes to tender the Old Notes pursuant to the exchange offer must deliver a fully completed Letter of Transmittal or transmit an “agent’s message” to the exchange agent prior to midnight, New York City time, on the expiration date. If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the exchange offer, you should contact that registered holder promptly and instruct him, her or it to tender your Old Notes on your behalf. If you are a participant in the Depository Trust Company (“DTC”), you must electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). A completed Letter of Transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your Old Notes. See “The Exchange Offer — Procedures for Tender.” For further information on how to tender Old Notes, contact the information agent and exchange agent at the telephone number set forth on the back cover page of this prospectus or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Q: How will I receive the New Notes upon exchange of my Old Notes?

A: The New Notes will be issued in book-entry only form and will be represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of a nominee of, DTC.

Q: What happens if some or all of my Old Notes are not accepted for exchange?

A: If any tendered Old Notes are not accepted because of the Exchange Limit, an invalid tender, the occurrence of other events described under “The Exchange Offer — Conditions to the Exchange Offer” or otherwise, we will credit the Old Notes to your account maintained with DTC promptly after the expiration or termination of the exchange offer.

Q: May I withdraw Old Notes previously tendered?

A: Yes, you may withdraw your tender of Old Notes (1) at any time before the expiration date and (2) after the expiration of 40 business days from the commencement of the exchange offer if we have not accepted the Old Notes for exchange as of that date. For more information, see “The Exchange Offer — Withdrawal and Revocation Rights.”

Q: How do I withdraw Old Notes previously tendered?

A: For a withdrawal or revocation to be effective, the holder must deliver to the exchange agent a written or facsimile notice of withdrawal of a tender or properly transmit to the exchange agent an agent’s message, which must be received by the exchange agent prior to the applicable withdrawal deadline. If the Old Notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon receipt by the exchange agent of written or facsimile transmission of the notice of withdrawal (or receipt of a request via DTC) even if physical release is not yet effected. For more information regarding the procedures for withdrawal or revocation, see “The Exchange Offer — Withdrawal and Revocation Rights.”

Q: Will I have to pay any fees or commissions if I participate in the exchange offer?

A: We will pay or cause to be paid all transfer taxes with respect to the acceptance of any Old Notes for exchange unless the box titled “Special Issuance or Payment Instructions” on the Letter of Transmittal has been completed, as described in the instructions thereto. However, if your Old Notes are held through a broker or other nominee who tenders the Old Notes on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Q: What risks should I consider in deciding whether or not to tender my Old Notes?

A: In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties affecting us, the exchange offer, the New Notes and our common stock that are described under “Risk Factors.”

Q: What are the material U.S. federal income tax consequences of my participating in the exchange offer?

A: Please see “Material United States Federal Income Tax Consequences.” You should consult your own tax advisor for a full understanding of the tax consequences of participating in the exchange offer.

Q: Will the Company receive any cash proceeds from the exchange offer?

A: No, we will not receive any cash proceeds from the exchange offer.

Q: With whom may I talk if I have questions about the exchange offer?

A: If you are a “qualified institutional buyer” (“QIB”) within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and have questions about the terms of the exchange offer, please contact Citadel Securities, LLC, the dealer manager for the exchange offer (“Citadel” or the “dealer manager”). If you are not a QIB and have questions about the terms of the exchange offer, please contact us. If you have questions regarding the procedures for tendering Old Notes in the exchange offer or require assistance regarding this process, please contact the exchange agent and information agent. The contact information for the dealer manager and the exchange agent and information agent is set forth on the back cover page of this prospectus, and the contact information for us is set forth under “Hutchinson Technology Incorporated.” See also “Where You Can Find More Information.”

SUMMARY OF THE EXCHANGE OFFER

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the following summary together with the more detailed description of the terms of the exchange offer contained elsewhere in this prospectus. See “The Exchange Offer.”

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description, see “The Exchange Offer.”

Purpose of the Exchange Offer	We are conducting the exchange offer to improve our financial flexibility by extending the first repurchase (at the option of the holder) date of a portion of our convertible indebtedness and reducing our overall indebtedness by exchanging the Old Notes for New Notes with a lower principal amount.

Material Differences Between the Old Notes and the New Notes

The material differences between the Old Notes and the New Notes are described below. This summary is qualified in its entirety by the information contained elsewhere in this prospectus and the documents governing the Old Notes and the New Notes, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the Old Notes and the New Notes, see “Description of the Old Notes” and “Description of the New Notes.”

The terms of the New Notes will be substantially the same as the terms of the Old Notes, except that the New Notes will differ in certain material respects, including:

•       the New Notes will be our senior unsecured indebtedness, as compared to the Old Notes, which are our subordinated unsecured indebtedness;

•       the interest rate on the New Notes will be 8.50% per annum, as compared to 3.25% per annum for the Old Notes;

•       the initial conversion price for the New Notes will be approximately $8.60 per share (equal to an initial conversion rate of 116.2790 shares of common stock per $1,000 principal amount), as compared to approximately $36.43 per share for the Old Notes (equal to a conversion rate of 27.4499 shares of common stock per $1,000 principal amount);

•       the New Notes will be convertible solely into shares of our common stock (and cash in lieu of fractional shares of our common stock), as compared to the Old Notes, which are convertible into an amount of cash equal to the lesser of the conversion value of the converted Old Notes and the principal amount of the converted Old Notes, and a number of shares of our common stock representing the conversion value in excess of the principal amount, if any;

•       we will not be permitted to redeem the New Notes prior to January 15, 2015 (other than under limited circumstances beginning on January

15, 2013 if our share price exceeds 150% of the conversion price), as compared to January 21, 2011 for the Old Notes;

•      holders of the New Notes will have the right to require us to repurchase the New Notes at par on January 15, 2015, January 15, 2016 and January 15, 2021, as compared to January 15, 2013, January 15, 2016 and January 15, 2021 for the Old Notes; and

•      subject to the satisfaction of limited conditions, holders may convert their New Notes at any time prior to the close of business on the business day immediately preceding the maturity date, as compared to the Old Notes, which can only be converted under certain limited circumstances and then only at prescribed times.

Terms of the Exchange Offer

The maximum aggregate principal amount of Old Notes that may be exchanged pursuant to the terms of the exchange offer is $60,000,000. For each $1,000 principal amount of Old Notes that are tendered and accepted, the holder will receive $985 principal amount of New Notes and a cash payment of $65.

If the amount of Old Notes tendered exceeds the Exchange Limit, we will accept the Old Notes tendered for exchange on a pro rata basis. After application of the pro rata calculation, we will round the principal amount of Old Notes to be accepted for exchange down to the nearest $1,000 principal amount. This rounded amount will be the principal amount of Old Notes accepted and will be the basis for calculating the amount of New Notes to be issued and cash payment to be made. No additional cash will be paid in lieu of any principal amount of New Notes not received as a result of rounding down. Unless withdrawn as described herein, any Old Notes tendered that are not accepted for exchange due to proration will be returned or credited promptly to the tendering holder’s account.

The New Notes will be issued in principal denominations of $1,000 and integral multiples of $1,000 in excess thereof. The aggregate principal amount of New Notes to be issued to any holder in the exchange offer after application of the exchange ratio of 0.985% to the amount of Old Notes accepted for tender will be rounded down to the nearest integral multiple of $1,000, and any remainder will be paid in cash, plus any pre-issuance accrued interest on the remainder.

Old Notes tendered for exchange will bear interest at the existing rate of interest up to, but excluding, the settlement date, payable in cash. Effective on the settlement date, we will no longer pay interest on any Old Notes that are accepted for exchange by us pursuant to the exchange offer. Interest will begin to accrue on the New Notes commencing on July 15, 2011. Tendering holders will not receive any net cash for accrued and unpaid interest on Old Notes tendered upon settlement of the exchange offer. Additionally, tendering holders will not be required to pay any cash for the pre-issuance accrued interest upon settlement of the exchange offer. However, New Notes issued upon completion of the exchange offer will be entitled to receive interest on the New Notes from July 15, 2011 when the first coupon payment is made on January 15, 2012, and pre-issuance accrued interest will be deemed fully paid for. See “The Exchange Offer — Terms of the Exchange Offer.” We will pay interest on the New Notes on a semi-annual basis on January 15 and July 15, with the first interest payment being due on January 15, 2012 (assuming a settlement date for the exchange offer prior to January 1, 2012).

Conditions to the Exchange Offer	We will not be required to accept any tendered Old Notes and may terminate or amend the exchange offer if (1) we cannot conclude that the New Notes meet the conditions for being a qualified reopening of the February Notes, (2) at any time before the expiration of the exchange offer, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the Securities and Exchange Commission (the “SEC”) or any order of any governmental agency or court of competent jurisdiction or (3) any of the general events described in “The Exchange Offer — Conditions to the Exchange Offer” have occurred.

We may, in our sole discretion, waive certain conditions of the exchange offer.

Expiration Date; Extension	The exchange offer will expire at midnight, New York City time, on July 15, 2011, unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend the exchange offer, we will announce the extension by press release or other permitted means no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Settlement Date	The settlement of the exchange offer will occur promptly after the expiration date, as it may be extended or earlier terminated.

Withdrawal of Tenders	The Old Notes tendered pursuant to the exchange offer may be withdrawn (1) at any time prior to the expiration date and (2) after the expiration of 40 business days from the commencement of the exchange offer if we have not accepted the Old Notes for exchange as of that date.

Procedures for Tender and Delivery	A holder who wishes to tender the Old Notes pursuant to the exchange offer must deliver a fully completed Letter of Transmittal or transmit an “agent’s message” to the exchange agent prior to midnight, New York City time, on the expiration date. We intend to accept all Old Notes validly tendered and not withdrawn or revoked as of the expiration date. We will issue the New Notes promptly after the expiration date, upon the terms and subject to the conditions described in this prospectus.

The Old Notes may be tendered by electronic transmission of acceptance through ATOP procedures for transfer. Custodial entities that are DTC participants must tender Old Notes through ATOP. A completed Letter of Transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained herein on how to tender your Old Notes. See “The Exchange Offer — Procedures for Tender.”

Amendment of the Exchange Offer	We reserve the right, in our sole discretion, to interpret or modify the terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which Old Notes may be tendered or withdrawn, as a result of changes in the terms of, or information relating to, the exchange offer.

Use of Proceeds	We will not receive any cash proceeds in the exchange offer. Any Old Notes that are validly tendered and accepted in exchange for New Notes pursuant to the exchange offer will be retired and canceled.

Fees and Expenses	Assuming that $60,000,000 in aggregate principal amount of the Old Notes are tendered and accepted for exchange, we estimate that the total fees and expenses of the exchange offer will be approximately $2,000,000.

Certain U.S. Federal Income Tax Consequences	The U.S. federal income tax treatment of the exchange offer is complex. The amount of original issue discount on the New Notes for federal income tax treatment will be the original discount for the February Notes. Whether a holder will recognize gain or loss on the exchange, and if so, the amount of that gain, will depend on whether the exchange of Old Notes for New Notes and the cash payment qualifies as a reorganization. Tendering holders will be required to pay for interest accrued on the New Notes from and including July 15, 2011 up to but excluding the settlement date, which amount will be deemed to be paid in full with (i) the accrued and unpaid interest on the Old Notes that such holder is entitled to receive, as an offset, and (ii) a portion of the Old Notes tendered (having fair market value, as of the settlement date, equal to the excess of the pre-issuance accrued interest over the accrued and unpaid interest on the Old Notes). As a result, a portion of the first interest payment on the New Notes will not be taxed but a portion of the accrued and unpaid interest on the Old Notes will be taxed as interest at the time of the exchange, notwithstanding it was offset against the pre-issuance accrued interest. There are federal income tax consequences related to owning the New Notes, including, among other things, conversion of the New Notes into our common stock and adjustments to the conversion ratio upon certain events. See “Material United States Federal Income Tax Consequences” for a discussion of these and other federal income tax consequences of the exchange offer, ownership of the New Notes, conversion of a New Note into our common stock, ownership of our common stock and the federal income tax consequences of these events for non-U.S. holders.

Old Notes Not Tendered or Accepted	Any tendered Old Notes that are not accepted for exchange by us for any reason will be credited to your DTC account without expense to you promptly after the expiration or termination of the exchange offer. If you do not tender your Old Notes, or if your Old Notes are not accepted for exchange by us, you will continue to hold your Old Notes and you will be entitled to all the rights, and subject to all the limitations, applicable to the Old Notes.

Consequences If You Do Not Tender Your Old Notes	To the extent that any Old Notes are tendered, accepted and retired pursuant to the exchange offer, the principal amount of remaining outstanding Old Notes will decrease. This decrease could reduce the liquidity of the trading market for the Old Notes.

Deciding Whether to Participate	Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender all or any portion of your Old Notes pursuant to the exchange offer. Further, we have not authorized anyone to make any recommendation.

You should make your own decision as to whether you should tender your Old Notes, in whole or in part, after reading the information contained herein, including “Risk Factors,” and consulting with your advisors, if any, based on your own financial position and requirements.

Dealer Manager	Citadel has been retained to act as the dealer manager in connection with the exchange offer. Citadel’s address and telephone number are provided on the back cover page of this prospectus. We will pay Citadel a fee for its services as dealer manager. See “Dealer Manager, Exchange Agent and Information Agent — Dealer Manager.”

Exchange Agent	Global Bondholder Services Corporation has been retained to serve as the exchange agent. Its address and telephone number are provided on the back cover page of this prospectus. See “Dealer Manager, Exchange Agent and Information Agent — Exchange Agent and Information Agent.”

Information Agent	Global Bondholder Services Corporation also has been retained to serve as the information agent. Its address and telephone number are provided on the back cover page of this prospectus. See “Dealer Manager, Exchange Agent and Information Agent — Exchange Agent and Information Agent.”

Trading	Our common stock is listed on the NASDAQ Global Select Market under the symbol “HTCH.” The Old Notes are not listed on any national securities exchange or included in any automated quotation system and we do not intend to list the New Notes on any securities exchange or include them in any automated quotation system.

Subsequent Purchases	We and our subsidiaries or affiliates reserve the absolute right, in our sole discretion and to the extent permitted by applicable law, at any time and from time to time after the consummation or earlier termination of the exchange offer, to acquire any Old Notes that are not tendered pursuant to the exchange offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon terms, at prices and for consideration as we or our subsidiaries or affiliates may determine, or by redeeming the Old Notes in accordance with their terms and the terms of the indenture governing the Old Notes (the “Old Note Indenture”). In each case, the consideration for the Old Notes may be different from the consideration offered in the exchange offer. There can be no assurance as to which, if any, of these alternatives or combinations thereof we and our subsidiaries or affiliates may choose to pursue in the future.

YOU SHOULD READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE MAKING A DECISION TO TENDER YOUR OLD NOTES.

SUMMARY OF THE NEW NOTES

This summary is not a complete description of the New Notes. You should read the following summary together with the more detailed description of the New Notes contained elsewhere in this prospectus. See “Description of the New Notes.” As used in this portion of the summary, the terms “HTI,” “our company,” “we,” “our” and “us” refer only to Hutchinson Technology Incorporated and not to any of our subsidiaries.

Issuer of New Notes	Hutchinson Technology Incorporated.

New Notes Offered	Up to $59,100,000 aggregate principal amount of 8.50% Convertible Senior Notes due January 15, 2026. The New Notes will be part of the same issue as the February Notes. See “Material United States Federal Tax Consequences — Tax Consequences to Tendering U.S. Holders — Original Issue Discount on the New Notes — Qualified Reopening.”

Ranking of New Notes

The New Notes will be our senior unsecured obligations and will rank senior in right of payment to any of our existing and future subordinated indebtedness, including the Old Notes that remain outstanding after the exchange offer.

The New Notes will rank pari passu in right of payment with all of our existing and future senior unsecured indebtedness, including the February Notes.

The New Notes will be structurally subordinated to any indebtedness of our subsidiaries and effectively subordinated to all of our secured debt to the extent of the value of the assets securing such debt. As of March 27, 2011, we had approximately $570,000 of outstanding secured indebtedness on a consolidated basis, and the total balance sheet liabilities of our consolidated subsidiaries was approximately $1,771,000.

Interest	The New Notes will bear interest at a rate of 8.50% per annum. Interest on the New Notes will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning January 15, 2012 (assuming a settlement date for the exchange offer prior to January 1, 2012). The interest so payable will be paid to each holder in whose name a New Note is registered at the close of business on the January 1 or July 1 (whether or not a business day) immediately preceding the applicable interest payment date. Interest on the New Notes will accrue from July 15, 2011. Tendering holders will not receive any net cash for accrued and unpaid interest on Old Notes tendered upon settlement of the exchange offer. Additionally, tendering holders will not be required to pay any cash for the pre-issuance accrued interest upon settlement of the exchange offer. However, New Notes issued upon completion of the exchange offer will be entitled to receive interest on the New Notes from July 15, 2011 when the first coupon payment is made on January 15, 2012, and pre-issuance accrued interest will be deemed fully paid for. See “The Exchange Offer — Terms of the Exchange Offer.”

Maturity Date	The New Notes will mature on January 15, 2026 unless redeemed, repurchased or converted in accordance with their terms.

Conversion Rights	Holders will have the right to convert their New Notes into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date, subject to the satisfaction of limited conditions.

Conversion Rate

The initial conversion rate for each $1,000 principal amount of New Notes will be 116.2790 shares of our common stock. This is equivalent to an initial conversion price of approximately $8.60 per share of common stock. The conversion rate may be adjusted under certain circumstances, but will not be adjusted for accrued and unpaid interest on the New Notes.

In addition, if a make-whole fundamental change occurs prior to January 15, 2015 and a holder elects to convert its New Notes in connection with such make-whole fundamental change, we will, in certain circumstances, increase the applicable conversion rate in connection with the conversion by a number of additional shares of our common stock based on the date such make-whole fundamental change becomes effective and the price paid per share of common stock in the make-whole fundamental change. See “Description of the New Notes — Make-Whole Premium Upon Make-Whole Fundamental Change.”

Conversion Settlement	Upon conversion of New Notes we will deliver a number of shares of our common stock equal to the product of (i) the number obtained by dividing the aggregate principal amount of New Notes converted by $1,000 and (ii) the conversion rate in effect on the applicable conversion date. However, notwithstanding the foregoing, we will pay cash in lieu of fractional shares of our common stock. See “Description of the New Notes.”

Upon conversion, we will deliver (i) the number of shares and (ii) any amount of cash due in lieu of fractional shares to holders as soon as practicable after the conversion date but in no event later than five business days after the conversion date.

Redemption of New Notes at Our Option	We may redeem the New Notes (i) on or after January 15, 2013 to, but excluding, January 15, 2015, if the closing price of our common stock equals or exceeds 150% of the conversion price, and (ii) at any time on or after January 15, 2015, in either case, in whole or in part, upon not less than 30 nor more than 60 days’ prior written notice to holders of the New Notes, for cash equal to 100% of the principal amount of the New Notes to be redeemed plus any accrued but unpaid interest to but excluding the redemption date.

Repurchase of New Notes at Each Holder’s Option on Certain Dates	Holders of the New Notes will have the right to require us to repurchase the New Notes in whole or in part on January 15, 2015, January 15, 2016 and January 15, 2021 for cash equal to 100% of the principal amount of the New Notes to be repurchased plus any accrued but unpaid interest to but excluding the repurchase date.

Repurchase of New Notes at Each Holder’s Option Upon the Occurrence of a Fundamental Change	If we undergo a fundamental change, holders of the New Notes will have the right to require us to repurchase the New Notes, in whole or in part, for cash equal to 100% of the principal amount of the New Notes to be repurchased plus any accrued but unpaid interest to but excluding the repurchase date.

Events of Default	The events that will be “events of default” under the indenture governing the New Notes will be substantially identical to those contained in the Old Note Indenture.

Sinking Fund	The New Notes are not entitled to the benefits of, or subject to, a sinking fund.

No Shareholder Rights for Holders of New Notes	A holder of the New Notes will not have any rights as a shareholder (including, without limitation, voting rights and rights to receive dividends or other distributions on our common stock), unless the holder otherwise converts the New Notes into common stock.

Trading	We have not applied, and do not intend to apply, to list the New Notes on any securities exchange or include them in any automated quotation system. Our common stock is listed on the NASDAQ Global Select Market under the symbol “HTCH.”

Book-Entry Form	The New Notes will be issued in book-entry only form and will be represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of a nominee of, DTC. Beneficial interests in a global certificate representing the New Notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. These interests will not be permitted to be exchanged for certificated New Notes, except in limited circumstances.

Tax Impacts Associated with the New Notes	The New Notes and common stock issuable upon conversion of the New Notes will be subject to complex U.S. federal income tax rules. You are strongly urged to consult your own tax advisors with respect to the federal, state, local and foreign tax consequences of exchanging, owning and disposing of the New Notes and the common stock into which the New Notes, in certain circumstances, are convertible. See “Material United States Federal Income Tax Consequences” in this prospectus.

Risk Factors	You should read carefully the “Risk Factors” beginning on page 23 of this prospectus for risks related to tendering your Old Notes for exchange.

DESCRIPTION OF BUSINESS

Unless otherwise indicated, references to “2012” mean our fiscal year ending September 29, 2012, references to “2011” mean our fiscal year ending September 25, 2011, references to “2010” mean our fiscal year ended September 26, 2010, references to “2009” mean our fiscal year ended September 27, 2009, references to “2008” mean our fiscal year ended September 28, 2008, and references to “2007” mean our fiscal year ended September 30, 2007.

Overview

We are a global technology manufacturer committed to creating value by developing solutions to critical customer problems. Our culture of quality, continuous improvement, superior innovation and a relentless focus on the fundamentals enables us to compete in the markets we serve.

Our Disk Drive Components Division is a key worldwide supplier of suspension assemblies for hard disk drives. Suspension assemblies are precise electro-mechanical components that hold a disk drive’s read/write head at microscopic distances above the drive’s disks. Our innovative product solutions help customers improve yields, increase reliability and enhance disk drive performance, thereby increasing the value they derive from our products.

Our BioMeasurement Division is focused on bringing new technologies and products to the market that provide information clinicians can use to improve the quality of health care and reduce costs. By helping clinicians instantly detect changes in a patient’s perfusion status, our InSpectra StO2 products help clinicians reduce risks and costs by enabling faster and more precise assessment of oxygen delivery to vital organs and tissue in critical care settings.

Developments During the First Half of 2011

Consolidation and Restructuring

On March 8, 2011, we announced a manufacturing consolidation and restructuring plan under which we will consolidate our Hutchinson, Minnesota TSA+ product and photoetch operations into our operations in Eau Claire, Wisconsin. Our site in Hutchinson will continue to serve as our corporate headquarters and center for research and development and other specialized operations. We will also transition assembly operations to our Thailand site to improve the utilization of our high-volume manufacturing locations and support infrastructure. We are also taking additional actions to resize the company and further reduce costs in our BioMeasurement Division. The consolidation and restructuring efforts include eliminating approximately 800 positions from our U.S. workforce, which totaled 2,076 at the end of our 2011 second quarter. The efforts are expected to be complete by early calendar 2012 and are expected to reduce our costs by approximately $50,000,000 to $55,000,000 on an annualized basis by the start of our 2012 second quarter.

TSA+ Processing

In the first half of 2011, favorable yield and output trends for our TSA+ products resulted in decreasing our TSA+ cost per part, which we expect to continue as our product mix continues to transition from subtractive TSA suspensions to additive TSA+ suspensions and as our TSA+ process efficiency and capacity utilization continues to improve. TSA+ suspension assemblies accounted for 45% of first quarter shipments and 53% of second quarter shipments, and we expect them to account for two-thirds or more of our shipments by the end of 2011.

Disk Drive Components Division

Our Disk Drive Components Division manufactures suspension assemblies for all sizes and types of hard disk drives. Suspension assemblies are critical components of disk drives that hold the read/write heads in position above the spinning magnetic disks. We developed our position as a key supplier of suspension assemblies through an integrated manufacturing approach, research, development and design activities coupled with substantial investments in process capabilities, product features and manufacturing capacity. We manufacture our suspension assemblies with proprietary technology and processes with very low part-to-part variation. These processes require manufacturing to precise specifications that are critical to maintaining the necessary microscopic clearance between the head and disk and the electrical connectivity between the head and the drive circuitry.

We design our suspension assemblies with a focus on the increasing performance requirements of new disk drives, principally more complex, increased data density, improved head to disk stability during a physical shock event and reduced data access time. Increased capacity, improved reliability and performance, as well as the miniaturization of disk drives, generally require suspension assemblies with lower variability, specialized design, expanded functionality and greater precision. We will continue to invest, as needed, to advance suspension assembly technology, enhance our process capabilities and expand our production capacity. During 2010, we shipped 512 million suspension assemblies of all types, supplying all manufacturers of disk drives and head-gimbal assemblers.

World-wide demand for disk drives and suspension assemblies weakened significantly in the first half of 2009. Our net sales have decreased significantly in recent years due to the weakened world-wide demand, together with market share losses due to changes in supply chain alignment by our customers. For example, in 2007 and 2008, we experienced significant market share loss for our suspension assemblies used in the desktop segment and in 2009, our customer Seagate significantly reduced its procurement of our suspension assemblies. As the disk drive industry has matured and consolidated, cost competitiveness has become a more important factor to our customers which has required us to lower our pricing to retain business. Our average selling price has decreased from $0.80 in the first half of 2008 to $0.66 in the fourth quarter of 2010. We have experienced further declines in the first half of 2011, with an average selling price of $0.60 in the second quarter, as a result of the competitive pricing environment and a change in our mix of customers and products shipped.

While the overall market for suspension assemblies grew in 2010, our shipments of suspension assemblies declined 7% from 2009 due to further market share losses. In addition, in 2010, we also encountered difficulties in ramping up our TSA+ process, including product defects, yield declines and capacity constraints, some of which resulted in lost shipments in the third and fourth quarters of 2010. These difficulties were resolved in the first half of 2011. While it is taking longer than we previously expected to regain market share, we believe investments in our TSA+ process capabilities and our Thailand assembly operation will further lower our costs and strengthen our competitive position. In the first half of 2011, favorable yield and output trends for our TSA+ products resulted in decreasing our TSA+ cost per part.

In the long-term, we believe that end user demand for storage capacity will continue to increase as evolving consumer electronics and computing applications continue to require cost-effective storage devices with increased capacity and functionality, which will increase disk drive demand and, therefore, suspension assembly demand.

We believe that our vertically integrated model in our Disk Drive Components Division provides the best means to meet customers’ requirements and achieve lowest manufacturing cost. As our TSA+ suspension assembly volumes increase, and as our TSA+ flexure yields and process efficiencies continue to improve, we expect to lower our cost per part for TSA+ flexure production. Our return to positive cash generation and profitability includes increasing revenue through overall suspension assembly market growth and higher market share, successfully completing our manufacturing and restructuring effort, improving our TSA+ production efficiency and ramping our assembly operations in Thailand.

Products

We categorize our current products as either suspension assemblies or other revenue, which consists primarily of reimbursement for engineering services and specific program capacity.

The following table shows, for each of 2010, 2009 and 2008, the relative contribution to net sales, in millions of dollars and percentages, of each product category:

	2010		2009		2008
	Amount	%	Amount	%	Amount	%
Suspension assemblies	$338.0	98%	$398.0	98%	$622.0	99%
Other revenue	6.8	2	8.3	2	8.6	1

Total Disk Drive Components Division net sales	$344.8	100%	$406.3	100%	$630.6	100%

See Note 11 to the audited consolidated financial statements for financial information with respect to our business segments and a distribution of revenue and long-lived assets by geographic area for each of 2010, 2009 and 2008.

Suspension Assemblies. During 2010, we shipped 512 million suspension assemblies, compared to 553 million and 790 million in 2009 and 2008, respectively. We shipped TSA and TSA+ suspension assemblies, as well as suspensions using purchased additive flexures, to our customers. We produce suspension assemblies using our “additive” and our “subtractive” manufacturing processes. We shipped 116 million TSA+ suspension assemblies during 2010, up from 43 million in 2009 and six million in 2008. For 2011, we expect TSA+ suspension assemblies to account for a steadily increasing proportion of our shipments, growing from approximately a third of shipments in the fourth quarter of 2010 to two-thirds or more of our shipments by the end of 2011. Shipments of 54 million TSA+ suspension assemblies accounted for 53% of our second quarter 2011 shipments. We believe the industry will fully transition to additive suspensions over the next two to three years. We are also purchasing additive flexures to fill other customer requirements.

We have the capability to produce multiple variations of suspension assemblies. This capability permits us to assist customers’ design efforts and meet the varied and changing requirements of specific customers. We have developed significant proprietary capabilities in the design and production of suspension assemblies for both current and new generations of higher performance disk drives and read/write heads. The continual pursuit of increased data density and lower storage costs is leading to suspension assemblies with flexures that have finer electrical conductors, greater electrical lead counts and increased complexity such as interleaved or stacked traces, and to the adoption of value-added features for suspension assemblies, such as formed and polished headlifts, larger dampers with through hole features and a variety of limiter configurations. We are actively involved with several of our customers on dual stage actuation (DSA) designs and are shipping prototypes of DSA suspensions to four of the five hard disk drive OEMs, and we have received very positive feedback regarding the performance of our DSA suspensions in their tests. The timing and volume of our customers’ DSA programs are subject to, among other things, the economics of existing and future technical alternatives that may also meet their disk drive requirements.

Our selling prices are subject to market pressure from our competitors and pricing pressure from our customers. Disk drive manufacturers seek low cost designs and suspension assembly pricing is highly competitive. Our selling prices also are affected by changes in overall demand for our products, changes in the specific products our customers buy and a product’s life cycle. A typical life cycle for our products begins with higher pricing when products are introduced and decreasing prices as they mature. To offset price decreases during a product’s life, we rely primarily on higher sales volume and improving our manufacturing yields and efficiencies to reduce our cost. If we cannot increase our sales volume or reduce our manufacturing costs as prices decline during our products’ life cycles, our business, financial condition and results of operations could be materially adversely affected.

Other Revenue. In 2008, a small portion of our revenue was due to our manufacturing and sales to competitive suspension assembly manufacturers of etched and stamped component parts, such as flexures and baseplates, for certain suspension programs reaching the end of their market lives. These component sales provided minimal revenue and ended in 2009. We also enter into arrangements with customers that provide us with reimbursement for engineering services and specific program capacity to partially offset the costs of our investment. We recognize the associated revenue over the estimated life of the program to which the services and capacity relate.

To derive additional value from the unique expertise and capabilities in metrology, tool design, tool build and precision component manufacturing that we have developed in our Disk Drive Components Division, we are offering these capabilities to targeted companies in several industries. We secured some initial business in 2009, and our effort generated a modest contribution to net sales in 2010 and in the first half of 2011. We will continue to pursue targeted opportunities in this area.

Manufacturing

Our manufacturing strategy focuses on reliably producing suspension assemblies in high volume with the consistent precision and features required by our customers. We have developed advanced proprietary process, inspection and measurement systems and controls, and related automated production equipment. We have adopted an integrated manufacturing approach that closely couples design, tooling and manufacturing, which has facilitated the development, implementation and high-volume production of new suspension assembly products. We believe that our integrated approach and dedicated development capability give us a competitive advantage in quickly supplying suspension assembly prototypes, ramping volume manufacturing and responding to short-term shifts in market demand.

New manufacturing processes for advanced suspension assembly features and suspension assembly types, such as those currently used for manufacturing our TSA+ flexures, initially have lower manufacturing yields than those for more mature products and processes. Manufacturing yields generally improve as the process and product mature and production volumes increase. Manufacturing yields also vary depending on the complexity and uniqueness of products. Small variations in manufacturing yields can have a significant impact on gross profits.

Our products require several manufacturing processes, each dependent on different technical disciplines, to ensure the high degree of precision and the process control necessary to meet strict customer requirements. We also have developed additive processing to produce flexures for current and future generations of suspension assemblies that meet the increasingly tighter performance specifications of our customers. Additive processing involves depositing thin metal layers onto a polyimide surface in the shape of the desired circuitry and then imaging and plating up metal layers to form the suspension’s electrical conductors. The manufacturing processes we employ include photoetching, stamping, chemical deburring, automated optical inspection, plasma etching, plating, precision forming, laser welding, metal deposition and ultrasonic cleaning.

We completed construction of our Thailand assembly facility on time, our assembly operation has been qualified and volume product is being shipped from the site. Suspension assembly components produced in our domestic manufacturing facilities will be utilized in our Thailand assembly operation. Excess automated production equipment from our domestic sites is being installed in our Thailand assembly facility and we are replicating our automated high-volume manufacturing processes. Progress at the Thailand facility in the first half of 2011 is enabling us to accelerate the transition of operations to that location. We anticipate that the Thailand assembly operation will improve our ability to serve our customers’ operations in Asia and enable us to reduce our costs.

Our critical raw material needs are available through multiple sources of supply, with the following exceptions. Certain types of stainless steel, polyimide and photoresists are currently single-sourced because the raw materials provided by these sources meet our strict specifications. To protect against the adverse effect of a short-term supply disruption, we maintain several weeks’ supply of these materials. Similarly, we obtain certain customized equipment and related repair parts from single sources because of the specialization of the equipment and the quality of these supply sources. In light of current uncertain market and economic conditions and the effect they may have on our suppliers, we continue to look for options that may reduce our risk of supply disruption.

Our production processes require the storage, use and disposal of a variety of chemicals that are considered hazardous under applicable federal and state laws. Accordingly, we are subject to a variety of regulatory requirements for the handling of such materials. We do not anticipate any material effect on our capital expenditures, earnings or competitive position due to compliance with government regulations involving environmental matters.

Research and Development

The disk drive industry is subject to rapid technological change, and our ability to remain competitive depends on, among other things, our ability to anticipate and respond to changes and to continue our close working relationships with the engineering staffs of our customers. Our research and development efforts are directed at continuing to develop suspension assembly capabilities and features that enable our products to meet performance criteria desired by our customers for specific drive applications. Measurement, process development and process control are critical to improving capability related to static attitude, gram force, resonance and windage, all performance characteristics important to suspension assemblies. We are actively involved with several of our customers on DSA designs and prototypes.

We have devoted and will continue to devote substantial resources to research and development efforts. Our research and development expenses for the Disk Drive Components Division were approximately $16,396,000, $22,511,000 and $34,944,000, in 2010, 2009 and 2008, respectively. The reduction in research and development expenses from 2008 to 2010 was primarily related to lower labor expenses due to reduced headcount as a result of our TSA+ flexure development efforts transitioning to high-volume manufacturing and our 2009 restructuring and cost reduction actions.

The transition to smaller disk drives, the development of more complex next-generation read/write heads, continuing improvement in data density and the use of disk drives in consumer electronics applications necessitate the further miniaturization of suspension assemblies. We have and will continue to implement alternative technologies, as needed, which we believe will be required for manufacturing future generations of our products.

Customers and Marketing

Our disk drive products are sold principally through our account management team operating primarily from our headquarters in Hutchinson, Minnesota. Through subsidiaries, we have managers, technical representatives and quality coordinators in Asia. We sell our suspension assemblies to original equipment manufacturers for use in their products and to subassemblers who sell to original equipment manufacturers. Our account management team is organized by individual customer, and contacts are typically initiated with both the customer’s purchasing agents and its engineers. Our engineers and account management team together actively participate in the selling process and in maintaining customer relationships.

We have established “vendor managed inventory,” or VMI, facilities near the major production centers of certain individual customers to assure that we meet the customers’ inventory requirements. Certain agreements with our customers provide that we maintain minimum finished goods inventory levels. During 2010, a significant majority of our suspension assembly shipments were distributed to our customers in Thailand, Hong Kong and the Philippines through our VMI facilities.

We are a supplier to all manufacturers of disk drives and head-gimbal assemblers. The following table shows our four largest customers in 2010 and the first half of 2011 as a percentage of net sales.

Customer	Percentage of Net Sales in 2010	Percentage of Net Sales for Twenty- Six Weeks Ended March 27, 2011
Western Digital Corporation	43%	58%
SAE Magnetics, Ltd/TDK Corporation	37%	17%
Seagate Technology, LLC	10%	11%
Hitachi and affiliates	8%	12%

Sales to our four largest customers constituted 98% of net sales for the first half of 2011, 99% of net sales for 2010, 96% of net sales for 2009 and 98% of net sales for 2008. Significant portions of our revenue may be indirectly attributable to large manufacturers of disk drives, such as Toshiba and Western Digital, which may purchase head-gimbal assemblies from read/write head manufacturers that utilize our suspension assemblies and suspension assembly components. The disk drive industry has consolidated significantly in recent years. In October 2009, Toshiba Corporation completed its acquisition of the hard disk drive business of Fujitsu Limited of Japan. In March 2011, Western Digital announced that it expects to close on its acquisition of Hitachi Global Storage Technologies during the third quarter of calendar 2011. In April 2011, Seagate Technology, LLC and Samsung Electronics Co., Ltd., announced that they have entered into a definitive agreement to significantly expand and strengthen their strategic relationship by further aligning their respective ownership, investments and key technologies which is expected to be complete by the end of calendar year 2011. We expect to continue to depend upon a limited number of customers for our sales, given the relatively small number of disk drive manufacturers and head-gimbal assemblers. Our results of operations could be adversely affected by reduced demand from our major customers.

Backlog

We generally make our sales pursuant to purchase orders rather than long-term contracts. Our backlog of purchase orders was approximately $20,100,000 at September 26, 2010, as compared to $43,800,000 at September 27, 2009. This year-over-year reduction was due to a decrease in demand for our suspension assemblies during 2010. In addition, one customer provided its purchase order requirements for the first quarter of 2011 after September 26, 2010. Our backlog of purchase orders at March 27, 2011 was approximately $16,300,000 due to a decrease in demand during that period. Our purchase orders may be changed or cancelled by customers on short notice. In addition, we believe that it is a common practice for disk drive manufacturers to place orders in excess of their needs during growth periods. Accordingly, we do not believe that backlog should be considered indicative of sales for any future period.

Seasonality

Historically, the disk drive industry has experienced seasonal demand, with higher levels of demand in the second half of the calendar year driven, we believe, by consumer spending in the winter holiday season. In addition, corporate information technology budget calendars often provide for more spending during the second half of the calendar year. Seasonal demand for our suspension assemblies generally tracks that of the disk drive industry and may also be delayed or accelerated by existing inventory levels in the supply chain.

Competition

We believe that the principal factors of competition in the suspension assembly market include price, reliability of volume supply, time to market, product performance, quality and customer service. Disk drive manufacturers seek low cost designs and as the disk drive industry has matured and consolidated, cost competitiveness, and thus suspension assembly pricing, has become an increasingly important factor to our customers. Our customers’ operating results also depend on being the first-to-market and first-to-volume with new products at a low cost. Our development efforts have typically enabled us to shorten development cycles and achieve reliable high-volume output per manufacturing unit quickly.

Our principal competitors for suspension assemblies are Nihon Hatsujo Kabusikigaisha (“NHK”), Magnecomp Precision Technology Public Company Limited (“MPT”), a subsidiary of TDK Corporation, and NAT Peripheral (H.K.) Co., Ltd., (a joint venture of NHK and SAE Magnetics, Ltd./TDK Corporation). The NAT Peripheral joint venture has provided our customer, SAE Magnetics, Ltd./TDK Corporation, the capability to produce suspension assemblies since calendar 2005. We believe that consolidation in the disk drive industry, including the affiliation between our competitor MPT and our customer SAE Magnetics, Ltd., has resulted in shifts in certain industry supply chain alignments that have impacted our competitive position. Our principal competitors in producing suspension flexures are Nitto Denko Corporation and Dai Nippon Corporation. Although we cannot be sure that the number of competitors will not increase in the future or that users of suspension assemblies will not develop internal capabilities to manufacture suspension assemblies or suspension assembly components, we believe that the number of entities that have the technical capability and capacity for producing precision suspension assemblies or components in large volumes will remain small.

We continually monitor technological developments in and potential threats to the disk drive storage market and we believe disk drives will remain the primary data storage technology for the foreseeable future. However, other types of data storage technology, such as solid state storage or flash (semiconductor) memory, may become competitive with certain disk drive applications, and thereby negatively affect the demand for our products. As an example, emerging applications requiring digital storage, particularly consumer electronics products that require lower storage capacity, are using flash memory instead of disk drives, which has and may continue to limit growth opportunities for disk drive-based data storage.

BioMeasurement Division

We established the BioMeasurement Division in 1996 with the objective of leveraging our culture of quality, engineering capabilities and leading-edge measurement technology in the medical market. We applied our engineering and manufacturing expertise to develop a device that noninvasively provides information about tissue perfusion, critical information needed in the resuscitation of trauma and critical care patients experiencing shock. Our first device, the InSpectra Tissue Spectrometer, was introduced in 2002 and was used primarily for research. Late in calendar 2006, we launched a second-generation product for clinical use, the InSpectra StO2 System, which we are currently selling to the trauma, critical care and emergency medicine areas of hospitals. We believe understanding tissue perfusion with the use of the InSpectra StO2 System is of key importance in the monitoring of patients as they are transferred through the various departments in a hospital.

Over the course of 2010, we added 40 new customers and grew the installed base of monitors to 344 across 138 customers, up from 222 monitors across 98 customers at the end of 2009. While the pace of customer acceptance and adoption was slower than we had hoped in 2010, we were able to broaden the installed base in the face of hospital spending constraints. The division’s net sales through the first two quarters of 2011 were $1,300,000, and net sales for all of 2011 are currently expected to be approximately $3,000,000 compared with $2,400,000 in 2010. These expectations for 2011 net sales are contingent upon growing market acceptance of our existing and new products and upon hospital spending levels, which have been constrained by industry economic conditions.

In light of slower than expected sales growth based on the current pace of adoption of the InSpectra StO2 System and spending constraints in health care markets world-wide, we announced in 2010 a plan to reduce costs by $12,000,000 on an annualized basis and make certain operating changes in our BioMeasurement Division. These cost reductions have been implemented and further cost reductions are being initiated in connection with the company’s restructuring plan announced in March 2011, which will substantially reduce the division’s operating loss beyond 2011. The first quarter 2011 operating loss for the division was $2,911,000, compared to a $4,891,000 loss in the first quarter of 2010, and the second quarter 2011 operating loss was $2,714,000, compared to a $5,276,000 loss in the second quarter of 2010.

Products

We designed the InSpectra StO2 System for use in trauma, critical care and emergency medicine settings where there is a need to directly monitor the compromised tissue perfusion associated with hemorrhagic and other forms of shock. The system consists of the InSpectra StO2 Tissue Oxygenation Monitor and the InSpectra StO2 Sensor. The InSpectra StO2 System has received marketing clearance from the United States Food and Drug Administration (“FDA”) and CE Mark registration in the European Union. The device provides an absolute measure of StO2, which quantifies the ratio of oxygenated hemoglobin to total hemoglobin in the microcirculation of skeletal or peripheral muscle. This measurement helps clinicians assess and detect changes in the patient’s overall perfusion status, enabling them to make better treatment decisions and reduce costs in critical care settings.

The InSpectra StO2 System uses near infrared spectroscopy to noninvasively provide a continuous, real-time and direct measurement of StO2 in muscle tissue. The InSpectra StO2 Tissue Oxygenation Monitor is configured for use with the single-use sensor, which is applied to the thenar eminence (the muscle at the base of the thumb on the palm side of the hand). The thenar eminence has proven to be the most reliable site for obtaining tissue perfusion readings. It provides consistent results among patients, with minimal influence from factors such as adipose tissue, edema and differences in tissue densities.

During the first quarter of 2011, we launched a new product, the InSpectra StO2 Spot Check, in Europe and other regions that recognize the CE Mark, and in March 2011, we received marketing clearance from the FDA. The Spot Check is a handheld device that enables clinicians to quickly and cost effectively identify at-risk patients, who can then be continuously monitored with our InSpectra StO2 Tissue Oxygenation Monitor. The Spot Check features a reusable sensor that enables clinicians to obtain a StO2 measurement at a low cost-per-patient, and its portability makes it easy to use in a wide range of settings. These attributes should help foster the use of StO2 monitoring from emergency transport to the emergency department and on through treatment, the ICU and ultimately, patient discharge.

There are currently no other clinical methods for directly determining oxygen saturation in the microcirculation of muscle tissue. Blood chemistry tests indicate systemic oxygenation levels and require blood samples, making them invasive and intermittent. In contrast, the InSpectra StO2 System noninvasively provides a direct, real-time and continuous regional tissue oxygen reading. Pulse oximeters give clinicians an indication of arterial oxygenation, but the measurement they provide of SpO2 represents oxygen saturation of blood before it enters the tissue region where oxygen is significantly consumed. The InSpectra StO2 Tissue Oxygenation Monitor measures microcirculation, where oxygen exchange predominantly occurs; unlike arterial oxygenation, StO2 will vary as the flow and consumption of oxygen changes within the measurement tissue. Transcutaneous PO2 measures the partial pressure of oxygen in the skin and only permits an inference of whether tissue is being oxygenated based on what is being emitted by the skin. Our device measures oxygen saturation in the microcirculation of muscle tissue below the sensor to produce an accurate StO2 reading.

Manufacturing

We manufacture and assemble all of our BioMeasurement Division products in our Hutchinson, Minnesota manufacturing facility, using components and subassemblies obtained from outside suppliers. Our quality management system complies with the FDA’s Quality System Regulation, ISO 13485:2003, an international standard for quality management systems for medical devices, and with the European Medical Device Directive 93/42 EEC.

Research and Development

We have conducted, and continue to conduct, clinical studies to demonstrate the effectiveness and value of our technology for patients who are in or may be about to go into shock, as well as for other clinical applications. We also devote research and engineering resources to ongoing product development focusing on the application of near infrared technologies to detect and monitor tissue perfusion. For 2010, 2009 and 2008, research and development expenses for the BioMeasurement Division were approximately $5,033,000, $4,265,000 and $4,767,000, respectively.

We utilize advisory physicians with expertise in critical care medicine in the United States and Europe to ensure that the technology and solutions we develop address real and unanswered medical needs. For the last several years, we have focused on studies involving shock. We have conducted a key multi-site trial and several investigator-initiated studies, most of which have been pilot studies. In September 2006, we announced the results of the multi-site StO2 Trauma Study that was conducted by seven Level I trauma centers that enrolled 383 trauma patients. It was initiated in 2004 to identify the role StO2 monitoring with our device could play in monitoring the inadequate tissue perfusion associated with hemorrhagic shock. The study was designed to determine whether StO2 measurements on the thenar eminence are an indicator of hypoperfusion (inadequate blood flow and oxygenation). Data from the study show that StO2 measured noninvasively on the thenar eminence is a statistically significant indicator of hypoperfusion in hemorrhagic shock patients and functions as well as base deficit and lactate measures, with the added benefits of being continuous, real-time and noninvasive. The results of the StO2 Trauma Study were published in the January 2007 Journal of Trauma. In addition, there have been more than 300 publications or presentations that documented the value of StO2 as an indicator of hypoperfusion in multiple shock states.

Marketing, Sales and Distribution

We have focused our marketing efforts on educating critical care and emergency medicine clinicians on the value of StO2 in monitoring patients. We have also participated in key trauma, critical care and emergency medicine conferences and sponsored educational forums.

We estimate the world-wide market for StO2 monitoring could be a multi-billion dollar annual opportunity in the future. Our customers include major medical centers primarily in the United States and Europe. We plan to expand our sales efforts to additional hospitals in the United States and Europe, as well as to other departments at existing customers. We continue to sell our device using a direct sales force dedicated to the BioMeasurement Division and through the use of distributors in selected countries. We are positioned to sell into 26 countries through a combination of direct sales and distributors.

We offer customers flexible technology acquisition programs that include direct purchase, rental and a sensor purchase program where, in exchange for a monitor supplied by us at no charge, the sale price of the sensors is increased.

Competition

The InSpectra StO2 System is currently the only noninvasive tissue oxygenation monitor designed for the trauma, critical care and emergency medicine settings. Covidien plc, Nonin Medical and CAS Medical Systems, Inc. each produce devices that use near infrared spectroscopy to monitor levels of cerebral oxygen. ViOptix, Inc. produces a device that uses near infrared spectroscopy to monitor tissue oxygenation that is focused on reconstructive surgery applications. Covidien plc also has a product to monitor changes in regional blood oxygen saturation in both cerebral and somatic tissue. In addition, other companies may have the ability to develop tissue perfusion monitors that use near infrared spectroscopy and that may in the future compete with the InSpectra StO2 System. It is possible that any of these companies, or others, may develop and market a product similar to the InSpectra StO2 System for use in trauma, emergency medicine and other critical care markets.

We also face competition from alternative clinical methodologies. If clinicians do not incorporate StO2 into their decision making and instead continue to rely on indirect indications of tissue perfusion provided by blood tests, indwelling catheters and vital sign parameters, for instance, we may have difficulties selling our product.

General

Foreign Sales

Sales to foreign-based enterprises for both divisions totaled $157,611,000, $182,417,000 and $263,346,000 for 2010, 2009 and 2008, respectively. Sales to foreign subsidiaries of United States corporations totaled $182,474,000, $217,900,000 and $360,843,000 for 2010, 2009 and 2008, respectively. The majority of these sales were to the Pacific Rim region. In addition, we have significant sales to United States corporations that use our products in their offshore manufacturing sites.

Intellectual Property

We regard much of the equipment, processes, information and knowledge that we generate and use in the manufacture of our products as proprietary and protectable under applicable trade secret, copyright, trademark and unfair competition laws. In addition, if we develop manufacturing equipment, products and processes for making disk drive products where patents might enhance our position, we have pursued, and we will continue to pursue, patents in the United States and in other countries covering our disk drive products. We have United States and foreign patents issued and pending on the technology employed by the InSpectra StO2 System. We also have obtained certain trademarks for our products to distinguish them from our competitors’ products.

As of March 27, 2011, we held 212 United States patents and 33 foreign patents, and we had 41 patent applications pending in the United States and 17 patent applications pending in other countries covering both our Disk Drive Components Division and our BioMeasurement Division. Internally, we protect intellectual property and trade secrets through physical security measures at our facilities, as well as through non-disclosure and non-competition agreements with all employees and confidentiality policies and non-disclosure agreements with consultants, strategic suppliers and customers.

In connection with our disk drive industry business, we have entered into licensing and cross-licensing agreements relating to certain of our patents and patent applications allowing some of our competitors to produce products similar to ours in return for royalty payments and/or cross license rights. The agreements include cross-licenses to certain existing and future suspension assembly technology.

From time to time, third parties in the disk drive industry have asserted patents against us or our customers that may relate to certain of our manufacturing equipment or products or to products that include our products as a component. Some of our competitors have experience with, and have developed patent portfolios relating to, technology associated with our TSA+ product. We also have litigated claims against a competitive supplier in the disk drive industry alleging infringement of our patents. In addition, some of our disk drive industry customers have been sued on patents having claims closely related to products we sell. We expect that, as the number of patents issued continues to increase, the volume of intellectual property claims could increase.

Employees

As of March 27, 2011, we had 2,783 employees.

Available Information

Our website is: http://www.htch.com. We make available, free of charge, through our website materials we file with or furnish to the SEC pursuant to Section 13(a) of the Exchange Act, including our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports. These materials are posted on our website as soon as reasonably practicable after we electronically file them with or furnish them to the SEC.

Members of the public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information about us and other issuers that file electronically at http://www.sec.gov.

PROPERTIES

We own four buildings on a site of approximately 163 acres in Hutchinson, Minnesota used by both our Disk Drive Components Division and our BioMeasurement Division. This site includes executive offices and a manufacturing plant, development center and training center, with an aggregate of approximately 790,000 square feet of floor area. We currently utilize approximately 80% of this space. We also lease a 20,000 square foot warehouse and a 7,200 square foot fabrication shop near the Hutchinson site. The training center building is currently leased to a third party.

We own a manufacturing plant in Eau Claire, Wisconsin used by our Disk Drive Components Division, which is approximately 859,000 square feet, approximately 85% of which we currently utilize.

In March 2011 we announced a manufacturing consolidation and restructuring plan, under which we will consolidate our Hutchinson TSA+ product and photoetch operations into our operations in Eau Claire. We will also transition our Hutchinson assembly operations to our Thailand site. Our Hutchinson site will continue to serve as our corporate headquarters and our center for research and development and other specialized operations. We expect to complete the consolidation and restructuring by the end of calendar year 2011.

We lease a building of approximately 100,000 square feet located in Plymouth, Minnesota that is used by our Disk Drive Components Division for stamping operations and office space, approximately 90% of which we currently utilize, and we lease approximately 48,000 square feet of warehouse space located in Brooklyn Park, Minnesota.

We recently completed construction of our assembly manufacturing plant in Ayutthaya, Thailand that will be used by our Disk Drive Components Division to assemble our Disk Drive Components Division products. The plant is approximately 123,000 square feet, approximately 50% of which we currently utilize.

Through our wholly-owned subsidiaries, we also lease offices used by our Disk Drive Components Division for customer service and support in Japan, Korea and the People’s Republic of China.

We believe that our existing facilities will be adequate to meet our currently anticipated requirements for 2011.

LEGAL PROCEEDINGS

We and certain users of our products have from time to time received, and may in the future receive, communications from third parties asserting patents against us or our customers which may relate to certain of our manufacturing equipment or products or to products that include our products as a component. In addition, certain of our customers have been sued on patents having claims closely related to products sold by us. If any third party makes a valid infringement claim and a license were not available on terms acceptable to us, our operating results could be adversely affected. We expect that, as the number of patents issued continues to increase, and as we grow, the volume of intellectual property claims could increase. We may need to engage in litigation to enforce patents issued or licensed to us, protect trade secrets or know-how owned by us or determine the enforceability, scope and validity of the intellectual property rights of others. We could incur substantial costs in such litigation or other similar legal actions, which could have a material adverse effect on our results of operations.

We are a party to certain claims arising in the ordinary course of business. In the opinion of our management, the outcome of such claims will not materially affect our current or future financial position or results of operations.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information for the dates and periods indicated. You should read the data set forth below in conjunction with our audited consolidated financial statements and the related notes, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information in this prospectus. Our results for any of these periods are not necessarily indicative of the results to be expected for the year ending September 25, 2011 or for any other future period. Dollar amounts are in thousands, except per share amounts.

	Fiscal Year Ended					Twenty-Six Weeks Ended
	September 24, 2006	September 30, 2007	September 28, 2008	September 27, 2009	September 26, 2010	March 28, 2010 (unaudited)	March 27, 2011 (unaudited)
FOR THE PERIOD:
Net sales	$721,507	$716,103	$631,619	$408,022	$347,189	$195,870	$131,525
Gross profit	144,900	122,241	85,480	7,534	32,965	28,092	1,026
Percent of net sales	20%	17%	14%	2%	9%	14%	1%
Income (loss) from operations	$12,770	$(18,675)	$(30,598)	$(175,517)	$(47,986)	$(8,191)	$(37,803)
Percent of net sales	2%	(3)%	(5)%	(43)%	(14)%	(4)%	(29)%
Interest expense	$11,922	$17,994	$19,767	$19,762	$15,876	$8,359	$7,449
Net income (loss)	17,565	2,526	(106,867)	(168,707)	(58,922)	(13,370)	(37,432)
Percent of net sales	2%	0%	(17)%	(41)%	(17)%	(7)%	(28)%
Capital expenditures	$247,754	$102,239	$65,603	$20,609	$31,382	$11,785	$7,393
Research and development expenses	52,939	55,245	39,711	26,776	21,429	10,583	7,963
Depreciation expenses	113,149	111,796	105,423	73,508	50,751	27,521	23,978
Cash flow from operating activities	110,340	102,790	90,336	19,300	13,742	31,356	(4,000)
AT PERIOD END:
Receivables	$109,800	$122,526	$109,775	$71,893	$55,478	$59,425	$43,613
Inventories	81,298	61,183	76,459	46,878	53,568	46,705	57,421
Working capital	414,222	428,623	301,135	181,748	177,365	211,813	127,356
Net property, plant and equipment	472,163	457,883	415,088	279,336	258,233	263,543	240,325
Total assets	1,023,205	1,030,933	881,287	635,487	479,712	573,066	410,167
Total debt and capital leases	321,716	328,023	334,752	270,214	176,471	226,896	147,040
Total debt and capital leases as a percentage of total capitalization	34%	34%	41%	46%	40%	42%	40%
Shareholders’ equity	$616,672	$632,756	$481,292	$321,710	$264,678	$308,315	$225,146
Return on shareholders’ equity	3%	0%	(19)%	(42)%	(20)%	(17)%	(31)%
Number of employees, including production temporaries	5,433	4,699	4,591	2,448	2,546	2,568	2,783
Shares of stock outstanding	25,638	26,074	22,941	23,359	23,371	23,362	23,379

	Fiscal Year Ended					Twenty-Six Weeks Ended
	September 24, 2006	September 30, 2007	September 28, 2008	September 27, 2009	September 26, 2010	March 28, 2010 (unaudited)	March 27, 2011 (unaudited)
PER SHARE INFORMATION:
Net income (loss) — diluted	$0.67	$0.10	$(4.38)	$(7.27)	$(2.52)	$(0.57)	$(1.60)
Shareholders’ equity (book value)	24.05	24.27	20.98	13.77	11.33	13.20	9.63
Price range
High	31.08	25.15	27.61	11.58	11.40	11.40	4.30
Low	17.69	18.00	11.34	1.28	2.74	5.82	2.41

The pro forma financial information for the fiscal year ended September 26, 2010 set forth below assumes that we purchased $35,294,000 aggregate principal amount of Old Notes and exchanged $100,000,000 aggregate principal amount of Old Notes outstanding for $99,100,000 aggregate principal amount of New Notes on September 28, 2009 (the first date of our 2010 fiscal year). The pro forma net loss was determined by subtracting the interest expense related to the $135,294,000 of Old Notes outstanding, which includes the coupon rate of interest, debt discount amortization and amortization of loan fees and adding the interest expense assuming $99,100,000 of New Notes and February Notes, which includes the coupon rate of interest, debt discount amortization and the amortization of loan fees, as shown separately below.

The pro forma financial information for the twenty-six weeks ended March 27, 2011 assumes that we purchased $35,294,000 aggregate principal amount of Old Notes and exchanged $100,000,000 aggregate principal amount of Old Notes outstanding for $99,100,000 aggregate principal amount of New Notes on September 27, 2010 (the first date of our 2011 fiscal year). The pro forma net loss was determined by subtracting the interest expense related to the $95,294,000 of Old Notes outstanding and to the $40,000,000 of February Notes outstanding, which includes the coupon rate of interest, debt discount amortization and amortization of loan fees and adding the interest expense related to $99,100,000 of February Notes and New Notes, which includes the coupon rate of interest, debt discount amortization and the amortization of loan fees, as shown separately below.

The pro forma financial information assumed the purchase and exchange was considered to be debt extinguishment accounting in accordance with FASB guidance. We may recognize a gain or loss on this New Notes exchange for accounting purposes, and all costs unamortized previously recorded with respect to the Old Notes exchanged for New Notes, including the remaining associated debt discount, will be written-off. All other costs incurred in connection with the exchange will be capitalized and amortized over the term of the February Notes and New Notes.

	Fiscal Year Ended September 26, 2010			Twenty-Six Weeks Ended March 27, 2011
	(actual)	(pro forma adjustment)	(pro forma)	(actual)	(pro forma adjustment)		(pro forma)
OTHER DATA-UNAUDITED
Gain on extinguishment of debt	$(6)	$—	$(6)	$5,467	$(5,467	) (A)	$—
Interest expense (B)	$15,876	$1,153	$17,029	$7,449	$1,180		$8,629
Net loss	$(58,922)	$(1,153)	$(60,075)	$(37,432)	$(6,647)		$(44,079)
Per Share Information:
Net loss — diluted	$(2.52)	$(0.05)	$(2.57)	$(1.60)	$(0.29)		$(1.89)
Shareholders’ equity (book value) (C)	$11.33	$0.01	$11.34	$9.63	$0.06		$9.69

(A)	Our pro forma net loss for the twenty-six weeks ended March 27, 2011 excludes $5,467,000 of gain on extinguishment of debt related to the retirement of an aggregate principal amount of $75,294,000 of the Old Notes in February 2011.
(B)	Pro forma interest expense adjustment was calculated as follows:

	Fiscal Year Ended September 26, 2010 (pro forma)	Fiscal Year Ended March 27, 2011 (pro forma)
Subtract Old Notes interest expense	$(4,397)	$(1,903)
Subtract Old Notes discount amortization expense	$(5,793)	$(2,670)
Subtract Old Notes amortization of loan fees	$(518)	$(259)
Add New Notes interest expense	$8,424	$4,212
Add New Notes discount amortization expense	$2,809	$1,490
Add New Notes amortization of loan fees	$628	$310

Pro forma interest expense adjustment	$1,153	$1,180

(C)	Our pro forma shareholders’ equity (book value) per share for the fiscal year ended September 26, 2010 assumes that we purchased $35,294,000 aggregate principal amount of Old Notes and exchanged $100,000,000 aggregate principal amount of Old Notes outstanding for $99,100,000 of aggregate principal amount of New Notes on September 26, 2010 (the last date of our 2010 fiscal year) and includes any gain or loss on the purchase and exchange offers. Our pro forma shareholders’ equity (book value) per share for the twenty-six weeks ended March 27, 2011 assumes that we purchased $35,294,000 aggregate principal amount of Old Notes and exchanged $100,000,000 aggregate principal amount of Old Notes outstanding for $99,100,000 aggregate principal amount of New Notes on March 27, 2011 (the last date of our twenty-six weeks ended March 27, 2011) and includes any gain or loss on the purchase and exchange offers.

The difference between the fair value and the carrying value of the liability component of our debt at the date of extinguishment was treated as a gain on extinguishment of debt. The difference between the fair value of the liability component and the fair value of the consideration exchanged was treated as reacquisition of the equity component, which resulted in a reduction to additional paid-in capital. The market pricing assumptions for the New Notes offering used management’s best estimate of fair value. Actual fair value may vary depending on market conditions at time of exchange.

The pro forma shareholders’ equity (book value) was calculated as follows:

	As of September 26, 2010 (pro forma)	As of March 27, 2011 (pro forma)
Subtract Old Notes release of additional paid in capital	$(7,724)	$(4,353)
Add Old Notes gain on extinguishment of debt	$8,087	$5,621

Pro forma shareholders’ equity (book value) adjustment	$363	$1,268

Shares of stock outstanding	23,362,000	23,373,000
Pro forma shareholders’ equity (book value) adjustment	$0.01	$0.06

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table sets forth selected financial information for the dates and periods indicated. You should read the data set forth below in conjunction with our audited consolidated financial statements and the related notes, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information in this prospectus. Our results for any of these periods are not necessarily indicative of the results to be expected for the year ending September 25, 2011 or for any other future period. Dollar amounts are in thousands, except per share amounts.

	Fiscal Year Ending September 25, 2011
	First Quarter (unaudited)	Second Quarter (unaudited)
Net sales	$68,244	$63,281
Gross profit (loss)	3,324	(2,298)
Net income (loss)	(16,950)	(20,482	)(A)
Net income (loss) per share – diluted	(0.73)	(0.88)

(A)	During the second quarter of fiscal 2011:

•

We announced a manufacturing consolidation and restructuring plan that included eliminating approximately 800 positions from our U.S. workforce. The workforce reductions resulted in charges for severance and other expenses of $6,725,000. Of the total severance charges, $576,000 was related to our BioMeasurement Division.

•	We recorded accelerated depreciation of $724,000 as a result of the consolidation and restructuring plan.

•	We recorded a $5,467,000 gain on extinguishment of debt as a result of the completion of the exchange for new securities or purchase for cash of a portion of our outstanding 3.25% Notes.

	Fiscal Year Ended September 26, 2010
	First Quarter (unaudited)	Second Quarter (unaudited)	Third Quarter (unaudited)		Fourth Quarter (unaudited)
Net sales	$108,256	$87,614	$77,293		$74,026
Gross profit (loss)	20,777	7,315	4,907		(34)
Net income (loss)	2,220	(15,590)	(18,500	)(A)	(27,052	)(B)
Net income (loss) per share – diluted	0.09	(0.67)	(0.79)		(1.16)

(A)

During the third quarter of 2010, we recorded $2,294,000 for asset impairments. The impairments were triggered by slower than expected sales growth based on the current pace of adoption of the InSpectra StO[2] System and spending constraints in health care markets world-wide, along with our planned operating changes within the BioMeasurement Division.

(B)	During the fourth quarter of 2010, we recorded $3,674,000 for severance and other costs.

	Fiscal Year Ended September 27, 2009
	First Quarter (unaudited)		Second Quarter (unaudited)		Third Quarter (unaudited)		Fourth Quarter (unaudited)
Net sales	$119,671		$79,004		$106,105		$103,242
Gross profit (loss)	(133)		(11,774)		1,977		17,464
Net income (loss)	(66,219	)(A)(B)	(59,912	)(B)	(44,333	)(A)(B)	1,757	(A)(B)
Net income (loss) per share – diluted	(2.88)		(2.59)		(1.90)		0.08

(A)

During the first, second, third, and fourth quarters of 2009, we recorded $19,527,000, $4,787,000, $4,894,000 and $378,000, respectively, for severance and other expenses. In addition, during the first, second and third quarters of 2009, we recorded $32,280,000, $18,688,000 and $20,841,000, respectively, for asset impairments. The impairments were triggered by weakened demand for suspension assemblies and uncertain future market conditions.

(B)	During the first, third and fourth quarters of 2009, we recorded a gain of $12,175,000, $1,923,000 and $3,155,000, respectively, for the extinguishment of long-term debt.

SUMMARY OF OUR RATIO OF EARNINGS TO FIXED CHARGES

The pro forma financial information for the fiscal year ended September 26, 2010 assumes that we purchased $35,294,000 aggregate principal amount of Old Notes and exchanged $100,000,000 aggregate principal amount of Old Notes outstanding for $99,100,000 aggregate principal amount of New Notes on September 28, 2009 (the first date of our 2010 fiscal year). The pro forma net loss was determined by subtracting the interest expense related to the $135,294,000 of Old Notes outstanding, which includes the coupon rate of interest, debt discount amortization and amortization of loan fees and adding the interest expense assuming $99,100,000 of New Notes, which includes the coupon rate of interest, debt discount amortization and the amortization of loan fees.

The pro forma financial information for the twenty-six weeks ended March 27, 2011 assumes that we purchased $35,294,000 aggregate principal amount of Old Notes and exchanged $100,000,000 aggregate principal amount of Old Notes outstanding for $99,100,000 aggregate principal amount of New Notes on September 27, 2010 (the first date of our 2011 fiscal year). The pro forma net loss was determined by subtracting the interest expense related to the $95,294,000 of Old Notes outstanding and to the $40,000,000 of February Notes outstanding, which includes the coupon rate of interest debt discount amortization and amortization of loan fees and adding the interest expense related to $99,100,000 of February Notes and New Notes, which includes the coupon rate of interest, debt discount amortization and the amortization of loan fees.

The pro forma financial information assumed the purchase and exchange was considered to be debt extinguishment accounting in accordance with FASB guidance. We may recognize a gain or loss on this New Notes exchange for accounting purposes, and all unamortized costs previously recorded with respect to the Old Notes exchanged for February Notes and New Notes, including the remaining associated debt discount, will be written-off. All other costs incurred in connection with the exchange will be capitalized and amortized over the term of the February Notes and New Notes.

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. For a more complete description, see “Ratio of Earnings to Fixed Charges.”

	Fiscal Year Ended						Twenty-Six Weeks Ended March 27, 2011
	September 24, 2006	September 30, 2007	September 28, 2008	September 27, 2009	September 26, 2010
					(actual)	(pro forma)	(actual)	(pro forma)
Ratio of earnings to fixed charges	1.9x	(A)	(A)	(A)	(A)	(A)(B)	(A)	(A)(B)(C)(D)

(A)	Due to insufficient earnings in the fiscal year ended September 30, 2007 and losses in the fiscal years ended September 28, 2008 and September 27, 2009, the ratio coverage was less than 1:1 for those periods. We would have needed to generate additional earnings of $17,744,000, $45,060,000 and $167,186,000, respectively, in order to cover the fixed charges in those periods. For the fiscal year ended September 26, 2010, actual, we would have needed to generate additional earnings of $60,521,000, and for September 26, 2010, pro forma, we would have needed to generate additional earnings of $61,674,000. For the twenty-six weeks ended March 27, 2011, actual, we would have needed to generate additional earnings of $37,542,000, and for the twenty-six weeks ended March 27, 2011, pro forma, we would have needed to generate additional earnings of $44,192,000.
(B)	Does not include any gain or loss on the exchange offer.
(C)	Our pro forma net loss for the twenty-six weeks ended March 27, 2011 excludes $5,467,000 of gain on extinguishment of debt related to the retirement of an aggregate principal amount of $75,294,000 of the Old Notes in February 2011.
(D)	Pro forma interest expense adjustment was calculated as follows:

	Fiscal Year Ended September 26, 2010 (pro forma)	Fiscal Year Ended March 27, 2011 (pro forma)
Subtract Old Notes interest expense	$(4,397)	$(1,903)
Subtract Old Notes discount amortization expense	$(5,793)	$(2,670)
Subtract Old Notes amortization of loan fees	$(518)	$(259)
Add New Notes interest expense	$8,424	$4,212
Add New Notes discount amortization expense	$2,809	$1,490
Add New Notes amortization of loan fees	$628	$310

Pro forma interest expense adjustment	$1,153	$1,180

RISK FACTORS

You should carefully consider the specific risk factors set forth below, as well as the other information contained in this prospectus and any accompanying supplement thereto, before tendering any Old Notes for exchange. The trading price of the New Notes and our common stock could decline due to any of these risk factors, and you may lose all or part of your investment. This prospectus and any accompanying supplement also contain forward-looking statements that involve risks and uncertainties. See “Statements Regarding Forward-Looking Information.”

Unless otherwise indicated, references to “2012” mean our fiscal year ending September 29, 2012, references to “2011” mean our fiscal year ending September 25, 2011, references to “2010” mean our fiscal year ended September 26, 2010, references to “2009” mean our fiscal year ended September 27, 2009, references to “2008” mean our fiscal year ended September 28, 2008, and references to “2007” mean our fiscal year ended September 30, 2007.

Risks Related to the Exchange Offer

Holders who fail to exchange their Old Notes may have reduced liquidity after the exchange offer.

As Old Notes are tendered and accepted in the exchange offer, the principal amount of remaining Old Notes will decrease. This decrease could reduce the liquidity of the trading market for the Old Notes. We cannot assure you of the liquidity, or even the continuation, of any trading market for the Old Notes following the completion of the exchange offer.

Following the consummation or earlier termination of the exchange offer, we may acquire remaining outstanding Old Notes upon terms and at prices as we may determine, which may be more or less than the value of the New Notes issued and cash payment made pursuant to the exchange offer.

We and our subsidiaries or affiliates reserve the absolute right, in our sole discretion and to the extent permitted by applicable law, at any time and from time to time after the consummation or earlier termination of the exchange offer, to acquire any Old Notes that are not tendered and accepted pursuant to the exchange offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon terms, at prices and for consideration as we or our subsidiaries or affiliates may determine, or by redeeming the Old Notes in accordance with their terms and the terms of the Old Note Indenture. In each case, the consideration for the Old Notes may be different from the consideration offered in the exchange offer. In addition, at a special meeting of our shareholders held on June 17, 2011, we obtained approval of our shareholders to issue additional amounts of New Notes in future private placements or registered offerings with an aggregate principal amount not to exceed $40,000,000, which amount, when combined with the New Notes issued in the exchange offer, will not exceed $122,206,000. There can be no assurance as to which, if any, of these alternatives or combinations thereof we and our subsidiaries or affiliates may choose to pursue in the future.

Upon consummation of the exchange offer, holders that validly tender their Old Notes will lose their rights under those Old Notes, including the right to future interest and principal payments.

Holders that validly tender Old Notes, which are accepted as part of the exchange offer, will lose the rights of a holder of Old Notes, except to the extent that they continue to hold any other Old Notes after the consummation of the exchange offer. These rights include the right to convert their Old Notes into cash and shares of our common stock, if any, to require us to repurchase their Old Notes at par beginning on January 15, 2013 and the right to receive interest and principal payments on the Old Notes. Holders will also lose their rights to any and all claims they may have, now or in the future, arising out of or related to any Old Notes accepted for exchange, and any rights as our creditors with respect to these Old Notes. In addition, holders that exchange their Old Notes for New Notes will become subject to all of the risks and uncertainties associated with ownership of the New Notes.

We are not making a recommendation as to whether you should participate in the exchange offer, and we have not obtained a third-party determination that the exchange offer is fair to holders.

Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Notes. Further, we have not authorized anyone to make any recommendation. We have not obtained a third-party determination that the exchange offer is fair to the holders of the Old Notes, nor do we intend to do so.

The exchange ratio for the New Notes and the cash payment to be made to holders do not reflect any independent valuation of the Old Notes or the New Notes.

We have not obtained or requested, and do not intend to obtain or request, a fairness opinion from any banking or other firm as to the fairness of the exchange ratio for the New Notes, the cash payment to be made to holders whose Old Notes are accepted for exchange or the relative values of the Old Notes and the New Notes.

To the extent that a holder of Old Notes exchanges some or all of its Old Notes for New Notes, such holder may not require us to purchase its New Notes until a later date than such holder could have required us to purchase its Old Notes, which may increase such holder’s risk that we will be unable to purchase (or refinance) the New Notes when such purchase is required.

Holders of Old Notes are being offered the option to exchange the Old Notes for New Notes. Holders who tender their Old Notes and whose tender is accepted for exchange may be exposed to increased risk of nonpayment on the New Notes because such holder may not require us to purchase its New Notes until a date that is later than the date such holder could have required us to purchase its Old Notes. For instance, following the first possible required purchase date of the Old Notes (January 15, 2013), but prior to the first possible required purchase date of the New Notes (January 15, 2015), we may become subject to a bankruptcy or similar proceeding. If so, there is a risk that the holders of Old Notes who elected to participate in the exchange offer and whose Old Notes were accepted for exchange would not be paid in full while holders of Old Notes who opted not to tender their Old Notes in the exchange offer (or whose Old Notes were not accepted for exchange) and required us to repurchase their Old Notes at par on January 15, 2013, would already have been paid in full.

The U.S. federal income tax consequences of the exchange of the Old Notes for the New Notes are uncertain.

The U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the New Notes are uncertain in several respects. See “Material United States Federal Income Tax Consequences — Tax Consequences to Tendering U.S. Holders — Treatment of Exchange of Old Notes for New Notes”. We will not consummate the exchange offer unless we have concluded that the New Notes are considered a qualified reopening of the February Notes, meaning that the New Notes will be treated as issued with the same amount of original issue discount (“OID”) as the February Notes. Our conclusion that the New Notes are a qualified reopening of the February Notes will be based, among other things, on our determination of the yield of the February Notes on their issue date and the date 7 days before the date on which the price of the New Notes is determined. The rules on how to determine the yield of the February Notes are not entirely clear in this situation. We will make a factual determination of the yield based on information available to us. No ruling has been or will be sought on whether the New Notes are a qualified reopening of the February Notes from the Internal Revenue Service (“IRS”), and it is possible that the IRS would disagree with our determination and conclude that the New Notes were not a qualified reopening of the February Notes. Whether or not the New Notes are a qualified reopening of the February Notes, an exchanging U.S. holder (as defined below in the section entitled “Material United States Federal Income Tax Consequences”) receiving a New Note will be required to report the OID as income annually as it accrues, based on a constant yield method (which includes at least annual compounding) regardless of the holder’s regular method of tax accounting and before the corresponding amount is received by the holder in cash.

For U.S. federal income tax purposes, it is not certain whether the exchange will be considered a reorganization.

If both the Old Notes and the New Notes constitute securities for United States federal income tax purposes, the exchange should qualify as a recapitalization (and therefore, a reorganization for tax purposes), and a U.S. holder of the Old Notes may recognize gain (but not loss) on the exchange related to the cash payment in addition to gain with respect to any cash received for any fractional note and any portion deemed transferred as a partial payment of the pre-accrual interest. However, no authority clearly addresses the impact of the redemption, repurchase and conversion rights of the type applicable to the Old Notes and the New Notes on the determination of the term of a debt instrument for purposes of determining whether the debt instrument is a security. The determination of whether a debt instrument constitutes a security depends upon an evaluation of all of the terms and conditions of, and other facts and circumstances relating to, the instrument, with the term of the instrument usually regarded as one of the most significant factors. If the exchange of the Old Notes for the New Notes does not qualify for treatment as a recapitalization because either the Old Notes or New Notes are not securities, a U.S. holder of the Old Notes will recognize gain or loss for U.S. federal income tax purposes upon the exchange of the Old Notes for the New Notes and the cash payment in an amount equal to the difference between (i) the U.S. holder’s adjusted tax basis in the Old Notes and (ii) the issue price of the New Notes deemed to be received in exchange therefor plus the cash payment, plus cash, if any, received for a fractional Old Note, except to the extent attributable to accrued but unpaid interest which, if not previously included in income, would be taxable as ordinary income. If the exchange does not qualify for treatment as a recapitalization, a U.S. holder’s holding period for a New Note commences on the date immediately following the date of the exchange, and the U.S. holder’s initial tax basis in the New Note is the issue price of the New Note. See “Material United States Federal Income Tax Consequences—Tax Consequences to Tendering U.S. Holders—Treatment of Exchange of Old Notes for New Notes or New Notes and Cash Received for Any Fractional Note.”

For U.S. federal income tax purposes, the issue price of the February Notes is uncertain.

As a qualified reopening of the February Notes, the New Notes should be considered part of the same issue for United States federal income tax purposes, and they should have the same issue price for tax purposes and consequently be considered to have the same amount of OID as the February Notes. The method for determining the issue date in an exchange offer is not clear, and it is not clear what factual information should be taken into account when limited market information is available for determining the issue price (and consequently OID). We determined the issue price of the February Notes using available factual information, but there is no assurance that the IRS would agree with our determination and it is possible the IRS could conclude that the February Notes have a different issue price than we have determined. See “Material United States Federal Income Tax Consequences—Tax Consequences of Tendering U.S. Holders—OID on the New Notes.”

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the New Notes even though you do not receive any cash or other property.

The conversion rate of the New Notes is subject to adjustment in certain circumstances, including the payment of certain cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our common shareholders, such as a cash dividend, you may be deemed to have received a constructive distribution which may subject you to U.S. federal income tax even though you did not receive any cash or other property in connection with the adjustment and even though you may not exercise your conversion right. If a “make-whole fundamental change” occurs, under some circumstances, we will adjust the conversion rate for New Notes converted in connection with such make-whole fundamental change. Such adjustment also may be treated as a constructive distribution which may subject you to U.S. federal income tax. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a constructive distribution which may subject you to U.S. federal income tax. See “Material United States Federal Income Tax Consequences.”

Risks Related to the New Notes and Our Common Stock

We expect that the trading price of the New Notes will be affected by the market price of our common stock, the general level of interest rates and our credit quality, each of which may be volatile.

The market price of our common stock, as well as the general level of interest rates and our credit quality, will affect the trading price of the New Notes. Each may be volatile and could fluctuate in a way that adversely affects the trading price of the New Notes.

The market price of our common stock has been volatile in the past, and will be influenced by a number of factors, many of which are beyond our control. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in key financial performance measures, such as earnings per share, net income and revenue;

•	changes in revenue or earnings estimates or publication of research reports by financial analysts;

•	announcements of technological innovations or new products by us or our competitors;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors or customers, such as acquisitions or restructurings;

•	sales of our common stock or other actions by investors with significant shareholdings;

•	general market conditions for technology companies; and

•	domestic and international economic, legal, political and regulatory factors unrelated to our performance.

The stock markets in general also have experienced substantial volatility that often has been unrelated to the operating performance of particular companies. These broad market fluctuations also may adversely affect the market price of our common stock and the trading price of the New Notes. Many of the factors listed above, which are beyond our control, may cause the market price of our common stock and the trading price of the New Notes to decline, regardless of our financial condition, results of operations, business or prospects. The conversion value of the New Notes will be based upon the value of the shares of our common stock. As a result, any decrease in the market price for our common stock would likely have a similar effect on the trading price of the New Notes. In addition, this may result in greater volatility in the trading price of the New Notes than would be expected for any non-convertible debt securities we may issue.

We also cannot predict whether interest rates will rise or fall. During the term of the New Notes, interest rates will be influenced by a number of factors, most of which are beyond our control. However, if interest rates increase, the premium associated with the convertibility of the New Notes will increase, but the yield of the New Notes will decrease, and if interest rates decrease, the premium associated with the convertibility of the New Notes will decrease, but the yield of the New Notes will increase.

Furthermore, our credit quality may vary substantially during the term of the New Notes and will be influenced by a number of factors, including variations in our cash flows and the amount of indebtedness we have outstanding. Any decrease in our credit quality is likely to negatively impact the trading price of the New Notes.

The effective subordination of the New Notes to our secured indebtedness, as well as the structural subordination of the New Notes, may limit our ability to satisfy our obligations under the New Notes.

The New Notes will be our senior unsecured obligations, will rank pari passu in right of payment with all of our existing and future unsecured senior indebtedness, including the February Notes, and senior in right of payment to any of our existing and future subordinated indebtedness, including the Old Notes that remain outstanding after the exchange offer.

The New Notes, however, will be effectively subordinated in right of payment to all of our secured indebtedness, including any secured indebtedness we may incur in the future, to the extent of the value of the collateral securing the secured indebtedness. As of March 27, 2011, we had approximately $570,000 of outstanding secured indebtedness, on a consolidated basis. On June 14, 2011, we announced that we are currently in discussions with a U.S. bank to establish a secured credit facility of up to $35 million. The indenture governing the New Notes will not prohibit us from incurring additional secured or unsecured indebtedness. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the holders of any secured indebtedness will be entitled to proceed directly against the collateral that secures the indebtedness. This collateral will not be available to satisfy any amounts owed under our unsecured indebtedness, including the New Notes, until the secured indebtedness is satisfied in full.

The New Notes are not guaranteed by our subsidiaries and will be effectively subordinated in right of payment to all unsecured and secured liabilities of our subsidiaries. The indenture governing the New Notes will not prohibit our subsidiaries from incurring additional indebtedness. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any subsidiary, the assets of the subsidiary will first be used to satisfy the prior claims of the subsidiary’s creditors, including trade creditors, before any amounts become available to the holders of the New Notes. As of March 27, 2011, the total balance sheet liabilities of our consolidated subsidiaries was approximately $1,771,000.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, pay interest on or refinance our indebtedness, including the New Notes and the Old Notes, depends on our future performance and our ability to generate cash flow from our operations, which is subject to economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations to service our indebtedness, we may be required to pursue one or more financing alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at that time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We and our subsidiaries may incur substantially more debt or take other actions which would intensify the risks discussed above.

Despite our current consolidated debt levels, we and our subsidiaries may incur substantial additional debt in the future, including secured debt. On June 14, 2011, we announced that we are currently in discussions with a U.S. bank to establish a secured credit facility of up to $35 million. We and our subsidiaries will not be restricted under the terms of the indenture governing the New Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the New Notes but that could diminish our ability to (i) make payments of principal or interest on the New Notes, or (ii) in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, reduce the assets available to satisfy any amounts owed under the New Notes until any secured indebtedness existing at that time is satisfied in full.

We may not have the cash necessary to repurchase the New Notes on specified dates or following a “fundamental change.”

Holders of New Notes will have the right to require us to repurchase the New Notes for cash on January 15, 2015, January 15, 2016 and January 15, 2021, or upon the occurrence of a “fundamental change.” We may not have sufficient funds to make the required repurchase of New Notes in cash at the applicable time and, in these circumstances, may not be able to arrange the necessary financing on favorable terms, if at all. At the end of our 2011 second quarter, our cash and cash equivalents totaled $45,828,000 and our short-term investments totaled $15,825,000. In addition, our ability to make the required repurchase may be limited by the terms of other debt agreements or securities. Failure to make the required repurchase would constitute an event of default under the indenture governing the New Notes which, in turn, could constitute an event of default under the Old Notes and/or indebtedness we may incur in the future, thereby resulting in acceleration and required prepayment of this other indebtedness and further restrict our ability to repurchase the New Notes.

Future sales of our common stock and/or issuances of convertible debt could lower the market price for our common stock and adversely impact the trading price of the New Notes.

We may sell additional shares of our common stock and/or additional convertible debt in the future to raise capital. In addition, a substantial number of shares of our common stock are reserved for issuance upon the exercise of stock options and upon the conversion of the Old Notes, the New Notes, the February Notes and for other purposes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sale of substantial amounts of common stock and/or additional convertible debt, or the perception that such issuances and sales may occur, could adversely affect the trading price of the New Notes and the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

An active liquid trading market for the New Notes may not develop or, if it develops, may not be maintained.

The New Notes will be fungible with the February Notes, for which there currently is a trading market that is not very liquid.

We do not intend to list the New Notes on any securities exchange or include them for quotation on any automated dealer quotation system. An active public trading market may not develop for the New Notes and, even if one develops, may not be maintained. If an active public trading market for the New Notes does not develop or is not maintained, the market price and liquidity of the New Notes is likely to be adversely affected and holders may not be able to sell their New Notes at desired times and prices, if at all. If any of the New Notes are traded after their purchase, they may trade at a discount from face value.

The liquidity of the trading market, if any, and future trading prices of the New Notes will depend on many factors, including, among other things, the aggregate principal amount of New Notes outstanding, the market price of our common stock, prevailing interest rates, our financial condition, results of operations and business, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in any of these factors, some of which are beyond our control and others of which would not affect debt that is not convertible or exchangeable into common stock. Historically, the market for convertible debt has been volatile. Market volatility could materially and adversely affect the trading price of the New Notes. The New Notes will also have a number of features that may adversely affect their value and trading prices, including the lack of financial covenants.

The New Notes will not contain any financial or operational covenants; therefore, you will not have protection against adverse changes in our business.

The indenture governing the New Notes does not require us to satisfy any financial or operational covenants, restrict our ability to repurchase our securities other than the New Notes in accordance with their terms, pay dividends or distributions or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases the level of our indebtedness. Furthermore, the indenture governing the New Notes contains only limited protections for holders of the New Notes in the event of a fundamental change or make-whole fundamental change (as defined in the indenture governing the New Notes). We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the New Notes and our common stock but that will not constitute either a fundamental change (permitting holders to require us to repurchase their New Notes under the indenture governing the New Notes) or a make-whole fundamental change (requiring us under certain circumstances to increase the conversion rate for certain conversions).

Holders of New Notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.

Holders of New Notes, as such, will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but holders of New Notes will be subject to all changes affecting our common stock. Holders of New Notes will be entitled to the rights afforded to our common stock only if and when our common stock is delivered to them upon a conversion of New Notes.

The make-whole premium payable on New Notes converted in connection with a “make-whole fundamental change” prior to January 15, 2015 may not adequately compensate holders for the lost option value of their New Notes as a result of any such make-whole fundamental change.

If a make-whole fundamental change occurs prior to January 15, 2015, under certain circumstances, we will increase the conversion rate of the New Notes by a number of additional shares of our common stock. This increased conversion rate will apply only to holders who convert their New Notes in connection with any such make-whole fundamental change. The number of additional shares of our common stock will be determined based on the date on which the make-whole fundamental change becomes effective and the price paid per share of our common stock in the make-whole fundamental change, as described under “Description of the New Notes — Make Whole Premium Upon Make-Whole Fundamental Change.” While the number of additional shares of our common stock is designed to compensate holders for the lost option value of the New Notes as a result of the make-whole fundamental change, the value of the additional shares is only an approximation of the lost value and may not adequately compensate holders for the loss. In addition, notwithstanding the foregoing, if the price paid per share of our common stock in the make-whole fundamental change is less than $5.00 or in excess of $15.00, the applicable conversion rate will not be increased. Further, our obligation to deliver the additional shares, or cash, to satisfy our obligations to holders that convert their New Notes in connection with a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies. See “Description of the New Notes – Make-Whole Premium Upon Make-Whole Fundamental Change.”

The conversion rate of the New Notes will not be adjusted for all dilutive events.

The conversion rate of the New Notes will be subject to adjustment for certain events, including, but not limited to, certain cash distributions on shares of our common stock, the issuance of certain rights, options or warrants to holders of our common stock to acquire shares of our common stock or securities convertible into shares of our common stock, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of shares of our common stock and certain tender or exchange offers as described under “Description of the New Notes — Conversion Rights.” The conversion rate will not be adjusted for other events, such as an issuance of our common stock for cash, that may adversely affect the trading price of the New Notes and the market price of our common stock. Events may occur that will be adverse to the interests of the holders of the New Notes and the value of the New Notes, even though the conversion rate will not be adjusted.

The definition of a “change of control” will be limited and therefore the price of the New Notes may decline if we enter into a transaction that is not a “change of control” under the indenture governing the New Notes.

The term “change of control,” as used in the indenture governing the New Notes, mirrors the term “change of control” as such term is used in the Old Note Indenture and is limited and does not include every event that might cause the market price of the New Notes to decline. The term “change of control” will not apply if (1) the closing price of the common stock for any five trading days during the ten trading days immediately preceding the effective date of the change of control is at least equal to 105% of the conversion price in effect on such day, or (2) 100% of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change of control consists of common stock or American Depositary Shares representing shares of common stock traded on a U.S. national securities exchange or the NASDAQ Global Select Market (or any of their respective successors), or which will be so traded or quoted when issued or exchanged in connection with the change of control, and as a result of such transaction or transactions the New Notes become convertible solely into such common stock and cash in lieu of fractional shares; provided that, with respect to an entity organized under the laws of a jurisdiction outside the U.S., such entity has a worldwide total market capitalization of its equity securities of at least three times our market capitalization before giving effect to the consolidation or merger. As a result, our obligation to repurchase the New Notes upon a fundamental change may not preserve the value of the New Notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the New Notes — Purchase at Holders’ Option Upon Fundamental Change.”

Upon conversion of the New Notes, holders may receive less consideration than expected because the value of our common stock may decline over the period between the conversion date and the date on which we deliver the number of shares of common stock issuable upon conversion.

Under the indenture governing the New Notes, we will not be required to deliver any consideration due upon the conversion of a New Note until the fifth business day after the conversion date. Accordingly, if the price of our common stock decreases after the conversion right is exercised, but before the date on which we deliver the shares of our common stock due upon conversion, the conversion value will be adversely affected.

The accounting for convertible debt securities is subject to uncertainty.

The accounting for convertible debt securities is subject to frequent scrutiny by the accounting authorities and is subject to change. We cannot predict whether or when any change could be made, and any change could have an adverse effect on our reported or future financial results. These effects could adversely affect the trading prices of our common stock and the New Notes.

Provisions of the New Notes, anti-takeover provisions in our charter documents and under Minnesota law and our share rights plan could discourage an acquisition of us by a third party.

Certain provisions of the New Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a change in control, holders of the New Notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We also may be required to issue additional shares upon conversion or provide for conversion into the acquirer’s capital stock in the event of a change in control which is a make-whole fundamental change.

Anti-takeover provisions of our Amended and Restated Articles of Incorporation, Restated By-Laws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then-current market price of our common stock. The provisions also may inhibit increases in the market price of our stock that could result from takeover attempts. For example, while we have no present plans to do so, our board of directors, without further shareholder approval, may issue additional shares of our common stock that could have the effect of delaying, deterring or preventing a change in control. The issuance of such stock could adversely affect the voting power of any shares of our common stock issued upon conversion of the notes. In addition, we have a share rights plan, commonly referred to as a poison pill, which makes it difficult for a person to acquire control of us without the consent of our board of directors.

Holders exchanging Old Notes for New Notes who will be deemed to beneficially own 10% or more of our common stock may be subject to restrictions under Minnesota’s Business Combination Act.

Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any merger, substantial sale or lease of assets, substantial stock issuance or certain other transactions defined as business combination by us, or any subsidiary of ours, with any shareholder that beneficially owns 10% or more of the voting power of our outstanding shares within four years following the time a shareholder crosses the 10% ownership threshold, unless the acquisition of the 10% ownership interest or the business combination is approved by a committee of disinterested members of our board of directors before the time the interested shareholder crosses the 10% ownership threshold. Under Rule 13d-3 promulgated by the SEC, a holder of the New Notes will be deemed to be the beneficial owner of the common stock that may be acquired through the conversion of the New Notes. Your percentage of beneficial ownership will be calculated by dividing the number of shares of common stock you would be entitled to receive upon conversion of the New Notes (plus the number of other shares of common stock, if any, beneficially owned by you) by the sum of the number of shares of our outstanding common stock plus the number of shares of common stock you would be entitled to receive upon conversion of the Notes and any other notes owned by you that are convertible into our common stock. Each $1,000 of New Notes will initially be convertible into 116.2970 shares of our common stock. At May 13, 2011, we had 23,378,788 shares of common stock outstanding. The possible acquisition of 10% or greater beneficial ownership of shares of common stock through the exchange by a holder of the Old Notes for New Notes has not been approved by a committee of disinterested directors.

Holders who are not an “acquiring person” under our share rights plan immediately prior to the acceptance of the exchange of Old Notes for New Notes will not be an “acquiring person” under our share rights plan solely by virtue of the exchange of Old Notes for New Notes, but additional acquisitions of New Notes, common stock or other securities convertible into common stock could result in such holders becoming “acquiring persons” under our share rights plan.

In connection with the exchange offer, we have amended our share rights plan to provide that a person or group who, immediately prior to the acceptance of Old Notes for New Notes, is not an “acquiring person” under the share rights plan (a beneficial owner of 15% or more of our common stock) will not be an “acquiring person” under our share rights plan solely by reason of the exchange of Old Notes for New Notes if, following completion of the exchange offer, such person, together with its affiliates or associates, shall not increase its beneficial ownership of our common stock to a percentage equal to or greater than (i) 15% or (ii) the sum of (A) .50% and (B) the percentage of common stock beneficially owned by such person, together with its affiliates or associates, immediately after completion of the exchange offer. Our share rights plan may limit the ability of holders of Notes who beneficially own 15% or more of our common stock by reason of the exchange offer to increase their beneficial ownership of the New Notes, common stock or other securities convertible into common stock or to dispose of the New Notes to a person or group that as result of such transaction would be deemed to be a beneficial owner of 15% or more of our common stock. See “Description of Our Common Stock — Rights Agreement.”

Holders may be subject to certain other restrictions in our articles and the Minnesota Business Corporation Act which could affect the liquidity of the New Notes

Holders who beneficially own 20% or more of our common stock may be subject to fair price provisions under our Amended and Restated Articles of Incorporation and to the control share acquisition provisions contained in Section 302A.671 of the Minnesota Business Corporation Act. The provisions of Section 302A.671 will not apply to the issuance of New Notes in the exchange offer or to common stock issued by us upon conversion of the New Notes, but holders of notes who beneficially own less than 20% of our common stock upon completion of the exchange offer and then acquire beneficial ownership of additional common stock will be restricted from voting more than 20% of our common stock without complying with Section 302A.671 and holders who beneficially own 20% or more of our common stock, including New Notes acquired in the exchange offer, may be restricted from disposing of the New Notes, as a practical matter, to a person or group that would be deemed to be a beneficial owner of 20% or more of our common stock without complying with Section 302A.671 because of restrictions on voting more than 20% of our common stock. Shares in excess of 20% of our common stock that cannot be voted are also subject to limited redemption rights by us at their then fair market value. See “Description of Common Stock — Anti-Takeover Provisions Contained in Our Amended and Restated Articles of Incorporation and Restated By-Laws” and “— Anti-Takeover Provisions of the Minnesota Business Corporation Act.”

Risks Related to our Company

We may not be able to generate enough cash or secure enough capital to service our existing debt obligations or execute our current and future business plans.

In the first half of 2009, we experienced significant reductions in demand for and shipments of our suspension assemblies due primarily to lower demand for disk drives, lower disk drive production as the drive makers reduced inventories and a loss of market share. In addition, in 2009 our customer Seagate significantly reduced its procurement of our suspension assemblies. The change in this major customer’s procurement plan reduced our overall market share. While the overall market for suspension assemblies grew in 2010, our shipments of suspension assemblies declined 7% from 2009 due to further market share losses. In 2011, our market share has declined further, with 2011 first quarter shipments decreasing 4% from the preceding quarter, and 2011 second quarter shipments decreasing an additional 4%. Our operating results and cash flow from operations have been adversely affected by this decrease in demand. Our manufacturing capacity may continue to be underutilized in the future, which will negatively impact our operating results. Despite our workforce reductions and restructuring actions in 2009 and 2010, both our Disk Drive Components and BioMeasurement divisions have continued to incur operating losses. In March 2011, we announced a manufacturing consolidation and restructuring plan, but through 2011 we expect operating losses in both of our divisions. Our unfavorable operating results in 2009 and 2010 resulted in cash flow from operations decreasing to $13,742,000 for 2010 from $19,300,000 for 2009 and $90,336,000 for 2008. For the twenty-six weeks ended March 27, 2011, cash flow from operations was $(4,000,000). We expect negative cash flow from operations through the third quarter of 2011.

We continue to have significant liquidity needs. Our unfavorable operating results in 2009 led to uncertainty regarding our ability to satisfy the covenants in a credit facility, which we therefore terminated in the third quarter of 2009. Furthermore, holders of our Old Notes currently outstanding whose Old Notes are not tendered and accepted for exchange pursuant to the exchange offer may require us to purchase all or a portion of their Old Notes for cash as early as January 15, 2013. Additionally, holders of our February Notes and the New Notes may require us to purchase all or a portion of their February Notes and New Notes, respectively, for cash as early as January 15, 2015. We anticipate that we would need to obtain additional financing if the holders of our Old Notes, February Notes or New Notes require us to purchase all or a portion of their Old Notes, February Notes and New Notes, respectively, for cash on those dates.

A further deterioration in our business or further disruption in the global credit and financial markets and related continuing adverse economic conditions would impact our ability to obtain new financing. We may not be able to obtain new financing on terms acceptable to us, including covenants that we will be able to comply with in the short-term. Although we believe that we will be able to meet the current portion of our debt obligations and execute our current business plan, there can be no assurance that we will have access to additional financing, if and when needed in the future. At the end of our 2011 second quarter, our cash and investments balance totaled $61,700,000. If cash flow from operations together with cash and cash equivalents are not sufficient to fund operations, capital expenditures and debt obligations, and we are unable to secure alternative sources of financing, our results of operations, financial condition and liquidity would be materially adversely affected.

Current and future disruptions in the global credit and financial markets could limit our access to credit, which could negatively impact our business.

Domestic and foreign credit and financial markets have experienced extreme disruption in the past two years, including volatility in security prices, diminished liquidity and credit availability, declining valuations of certain investments and significant changes in the capital and organizational structures of certain financial institutions. We are unable to predict the likely duration and severity of the continuing disruption in the credit and financial markets or of any related adverse economic conditions. Given these conditions, we may not be able to secure additional financing for future activities on satisfactory terms, or at all, which could materially adversely affect our results of operations, financial condition and liquidity.

We terminated a credit facility in the third quarter of 2009. Deterioration in our business or further disruptions in the global credit and financial markets could result in further reductions in our access to credit, which could materially adversely affect our results of operations, financial condition and liquidity. On June 14, 2011, we announced that we are currently in discussions with a U.S. bank to establish a secured credit facility of up to $35 million, but these discussions are ongoing, no commitments have been made and there is no guarantee that any credit facility will be entered into.

Current and future disruptions in the global credit and financial markets also could adversely affect our customers and suppliers. Our customers and their customers may experience difficulty obtaining financing for significant purchases and operations. A resulting decrease in orders could decrease the overall demand for our products. It is also possible that our customers could demand adjustments in pricing terms or postpone or cancel existing orders as a result of limited credit availability. Furthermore, we maintain significant balances due from customers and limitations on the credit available to our customers could impair our ability to collect those receivables on a timely basis. If our suppliers, of either raw materials or equipment, experience similar credit restrictions, they may become unable to meet our ongoing supply demands or tighten the terms of our purchases. Disruptions in the global credit markets that adversely affect our customers and suppliers could materially adversely affect our results of operations, financial condition and liquidity.

We will need a significant amount of funds over the next several years to achieve our long-term growth objectives and to meet our debt obligations.

Our business will require significant funds over the next several years. We would likely use these funds for capital expenditures, research and development, debt service and working capital. Our Disk Drive Components Division is highly capital intensive. Our total capital expenditures for both of our divisions were $31,382,000 in 2010, $20,609,000 in 2009 and $65,603,000 in 2008. We currently anticipate spending $20,000,000 to $25,000,000 on capital expenditures during 2011. In addition, our total research and development expenses for both of our divisions were approximately $21,429,000, or 6% of net sales, in 2010. Our 2010 Disk Drive Components Division capital expenditures and research and development expenses were primarily for additional TSA+ flexure production capacity, establishing our Thailand assembly operation and new program tooling.

Our capital expenditures for the Disk Drive Components Division are planned based on process improvements to be incorporated in our manufacturing operations and the rate at which our customers adopt new generations of higher performance disk drives and next-generation read/write technology and head sizes, which may require new or improved process technologies, such as additive processing to produce flexures for our TSA+ suspensions or DSA suspensions, anticipated customer demand for our suspension assembly products and market demand for disk drives. Capital spending is also based on our ability to fund capital expenditures, as needed, with cash generated from operations, our current cash, cash equivalents, short-term investments or additional financing, if available given current capital market conditions.

We currently have outstanding $122,206,000 aggregate principal amount of our Old Notes. Holders of our Old Notes whose Old Notes are not tendered and accepted pursuant to the exchange offer may require us to purchase all or a portion of their Old Notes for cash as early as January 15, 2013. We also currently have outstanding $40,000,000 aggregate principal amount of our February Notes. Holders of our February Notes and the New Notes may require us to purchase all or a portion of their February Notes and New Notes, respectively, for cash as early as January 15, 2015. We may pursue additional debt or equity financing or other forms of financing to supplement our current capital resources, if needed, in 2011 and beyond. On June 14, 2011, we announced that we are currently in discussions with a U.S. bank to establish a secured credit facility of up to $35 million, but these discussions are ongoing, no commitments have been made and there is no guarantee that any credit facility will be entered into. Our ability to obtain additional financing will depend upon a number of factors, including our future performance and financial results and general economic and capital market conditions. We may not be able to maintain adequate capital or raise additional capital on reasonable terms or at all, if needed.

The following factors could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;

•	general economic and capital market conditions and conditions in the disk drive industry;

•	our financial condition;

•	our ratio of debt to equity;

•	the perception in the capital markets of our business;

•	our business prospects; and

•	changes in interest rates.

Our ability to execute our long-term strategy may depend on our ability to obtain additional long-term debt and equity capital. We have no commitments for additional borrowings or for sales of equity, other than under our existing employee benefit plans. We cannot determine the precise amount and timing of our funding needs at this time. We may be unable to obtain additional financing on terms acceptable to us or at all. We also may need to refinance our indebtedness on a required repurchase date or at maturity. We may not be able to obtain additional capital on favorable terms to refinance our indebtedness or provide us with sufficient cash to serve our ongoing needs. An inability to refinance our indebtedness, if needed, could materially adversely affect our results of operations, financial condition and liquidity.

Significant changes in the market price of our common stock could result in securities litigation claims against us.

Significant price and value fluctuations have occurred with respect to the publicly-traded securities of technology companies generally. The price of our common stock has changed significantly and is likely to remain depressed. In the past, securities litigation claims have been filed against certain companies following a period of decline in the market price of their publicly-traded securities. We may be the target of similar securities litigation claims in the future. Risks associated with litigation often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time. Although we maintain director and officer insurance, the amount of insurance coverage may not be sufficient to cover a claim and the continued availability of this insurance cannot be assured. Future litigation, if any, may result in substantial costs and divert management’s attention and resources, which could materially adversely affect our results of operations, financial condition and liquidity.

Our ability to use our deferred tax assets is subject to certain annual limitations, and may be further limited by a “change in control.”

At September 26, 2010, our deferred tax assets included $30,674,000 of unused tax credits, of which $3,468,000 can be carried forward indefinitely and $27,206,000 expire at various dates beginning in 2018. In addition, at September 26, 2010, our deferred tax assets also included $121,269,000 of net operating loss (“NOL”) carryforwards that will begin to expire in 2021 if not otherwise used by us. As of September 26, 2010, we had an estimated NOL carryforward of approximately $334,362,000 for United States federal tax return purposes. A valuation allowance of $168,991,000 has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the deferred tax assets before they expire. Both our unused tax credits and our estimated NOL carryforwards may be used to offset taxable income, if any, generated by us in future years. Our ability to use these deferred tax assets is subject to an annual limitation imposed by certain change in control provisions under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that may be triggered by an aggregate change in the beneficial ownership of our common stock. If we do not generate sufficient profits or the annual limitation under Section 382 is triggered, some or all of our deferred tax assets may expire or we may not be able to use them to offset taxes due in the applicable period.

We may not be able to adequately protect our intellectual property.

We attempt to protect our intellectual property rights through copyrights, patents, trademarks, trade secrets and other measures. We may not, however, be able to obtain rights to protect our technology. In addition, competitors may be able to develop similar technology independently. Our ability to remain competitive in the disk drive industry depends in large part on trade secrets relating to our proprietary manufacturing processes. Our BioMeasurement Division is engaged in a market where third parties have significant existing patent portfolios. We seek to protect trade secrets and our other proprietary technology in part by requiring each of our employees to enter into non-disclosure, assignment and non-competition agreements. In these agreements, the employee agrees to maintain the confidentiality of all of our proprietary information and, subject to certain exceptions, to assign to us all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, we regularly enter into non-disclosure agreements with third parties, such as consultants, strategic suppliers and customers. These agreements may, however, be breached, and we may not have an adequate remedy for any such breach. In addition, our competitors may otherwise learn or independently develop our trade secrets.

We believe that the patents we hold and may obtain are valuable, but that they will not independently determine our success. Moreover, we may not receive patents for our pending patent applications, and our issued patents may not be broad enough to protect our technology adequately. Our future technology may not be protected, and any patent issued to us may be challenged, invalidated, circumvented or infringed. In addition, we have only limited patent rights outside the United States, and the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In the past, in connection with our disk drive industry business, we have entered into licensing and cross-licensing agreements relating to certain of our patents and patent applications allowing some of our competitors to produce products similar to ours in return for royalty payments and/or cross-license rights. The agreements also include cross-licenses to certain existing and future suspension assembly technology.

We and certain users of our disk drive industry products have received, and may receive, communications from third parties asserting patents against us or our customers that may relate to certain of our manufacturing equipment or to our products or to products that include our products as a component. Some of our competitors have experience with, and have developed patent portfolios relating to, technology associated with our TSA+ product. In addition, we and certain of our disk drive industry customers have been sued on patents having claims closely related to disk drive industry products we sell. If any third party makes a valid infringement claim against us and we are unable to obtain a license on terms acceptable to us, our business, financial condition and results of operations could be adversely affected. We expect that, as the number of patents issued in connection with our disk drive industry business continues to increase, the volume of intellectual property claims made against us could increase. We may need to engage in litigation to:

•	enforce patents issued or licensed to us;

•	protect trade secrets or know-how owned by us; or

•	determine the enforceability, scope and validity of the intellectual property rights of others.

In the past, we have litigated claims against a competitive disk drive industry supplier alleging infringement of our patents. We could incur substantial costs in other such litigation or other similar legal actions, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights are hallmarks of the medical technology industry, and this litigation is expensive, complex and lengthy, and its outcome is difficult to predict. Medical technology patent litigation may result in significant royalty or other payments or injunctions that may prevent the sale of our product and significantly divert the attention of our BioMeasurement Division technical and management personnel. We cannot be certain that we will successfully defend our patents from infringement or claims of invalidity or unenforceability, or that we will successfully defend against allegations of infringement of third-party patents.

Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal control over financial reporting.

Our management is required to provide our shareholders a report on our internal controls over financial reporting including an assessment of the effectiveness of these controls to provide reasonable assurance a material misstatement did not occur in our financial statements. While our management continues to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we cannot assure you that our disclosure controls and procedures or internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies may occur in the future. Such deficiencies, particularly a material weakness in internal control over financial reporting, could adversely affect our financial results, the market price of our common stock and our reputation.

Risks Related to Our Disk Drive Components Division

Our sales are concentrated in a small customer base.

Although we supply all manufacturers of disk drives and head-gimbal assemblers, sales to our four largest customers constituted 98% of our net sales in the first half of 2011, 99% of net sales for 2010, 96% of net sales for 2009 and 98% of net sales for 2008. The failure by any one of our customers to pay its account balance with us could have a material adverse effect on our results of operations.

Over the years, the disk drive industry has experienced numerous consolidations. In calendar 2007, TDK Corporation acquired the recording head business of our customer Alps Electric Co., Ltd. and approximately 90% of Magnecomp Precision Technology Public Company Limited’s (“MPT”) outstanding common shares. As TDK Corporation now controls MPT, a competitive suspension assembly supplier, our customer SAE Magnetics, Ltd. (which is owned by TDK Corporation), is affiliated with a competitive supplier of suspension assemblies. In October 2009, Toshiba Corporation completed its acquisition of the hard disk drive business of Fujitsu Limited of Japan. In March 2011, Western Digital announced that it expects to close on its acquisition of Hitachi Global Storage Technologies during the third quarter of calendar 2011. In April 2011, Seagate Technology, LLC and Samsung Electronics Co., Ltd., announced that they have entered into a definitive agreement to significantly expand and strengthen their strategic relationship by further aligning their respective ownership, investments and key technologies which is expected to be complete by the end of calendar 2011. We believe that consolidation in the disk drive industry, including the affiliation between our competitor MPT and our customer SAE Magnetics, Ltd., has resulted in shifts in certain industry supply chain alignments that have impacted our competitive position. The recently announced acquisition by Western Digital of Hitachi and the agreement between Seagate and Samsung also may impact our competitive position.

The following factors could adversely impact our market share:

•	change in supply chain alignment by a customer, as in 2008 and 2007 when we experienced market share loss for our suspensions used in desktop disk drives;

•	loss of one or more of our major customers as in 2009 when our customer Seagate significantly reduced its procurement of our suspension assemblies;

•	development by any one customer to have the capability to produce suspension assemblies in high volume for its own products;

•	loss of market share by one of our major customers; and

•	change in the type of suspension assembly or flexures used in suspension assemblies, such as our TSA+ flexure, used by a customer.

Any reduction in our market share could have a material adverse effect on our results of operations.

Almost all of our sales depend on the disk drive industry, which is cyclical, subject to ongoing technological innovation and subject to intense price competition.

Sales of suspension assemblies and suspension assembly components accounted for 99% of our net sales in 2010, 2009 and 2008, and 98% of our net sales in the first half of 2011. The disk drive industry is intensely competitive and technology changes rapidly, such as during past industry transitions to smaller disks or higher density read/write heads. The industry’s demand for disk drive components also fluctuates. The disk drive industry experiences periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. These cycles may affect suppliers to this industry because we believe that it is a common practice for disk drive manufacturers to place orders for disk drive components in excess of their needs during growth periods, and sharply reduce orders for these components during periods of contraction. In addition, there is continuous downward price pressure on disk drive manufacturers and their suppliers. If price reductions exceed our ability to reduce costs, our operating results could be negatively affected.

Industry transitions in head technology and data density improvements impact demand for suspension assemblies. During past industry transitions production yields of head and disk drive manufacturers initially were reduced. Because a significant portion of head yield reduction occurs after the head is bonded onto the suspension assembly, low yields at our customers often result in increased demand for suspension assemblies. When our customers improve their production yields, overall demand for our products may be negatively impacted. Our results of operations could be materially adversely affected if a reduction in the industry’s component demand continues long-term or a future significant slowdown in the industry occurs.

We may not be able to manufacture our products efficiently due to changes in product mix or technology, or other unforeseen events.

We manufacture a wide variety of suspension assemblies with different selling prices and manufacturing costs. Disk drive makers continue to expand their product lines to include drives offering performance characteristics optimized for specific applications, which has resulted in a proliferation of individual disk drive programs. We cannot produce certain low-volume disk drive programs as efficiently as we produce high-volume programs. Our product mix varies as market demand changes. Any substantial variation in product mix can lead to changes in utilization of our equipment and tooling, inventory obsolescence and overstaffing in certain areas, all of which could adversely impact our business, financial condition and results of operations.

Manufacturing yields, efficiencies and processing operations vary from product to product. Newer products often require new or additional manufacturing process steps and typically have lower initial manufacturing yields and efficiencies as we ramp up manufacturing. As a result, new products are frequently more expensive to produce and may not be profitable. We are using new manufacturing processes to produce TSA+ suspension assemblies, which have caused us to experience inefficiencies and lower yields in 2008, 2009 and 2010 that will continue until we achieve further improvements in process efficiencies. We have experienced missed shipments and increased sales returns in the past as we ramp up manufacturing of new products, or as new features for our products are introduced, or as new manufacturing processes are implemented. In 2010, a defect in some of our TSA+ product resulted in decreased shipments. The measures we took to isolate and contain the product defect also reduced our yield, limited our output and increased our costs. We may in the future experience additional process issues that impact our ability to meet customer demand and cause us to incur higher costs. We also may in the future experience missed shipments or increased sales returns. In addition, we may be required to reimburse customers for product costs relating to the incorporation of defective suspension assemblies into our customers’ products. We may not attain our output goals and be profitable with regard to any of our suspension assembly products.

We may transfer production of certain suspension assemblies from one domestic manufacturing site to another. In March 2011, we announced a manufacturing consolidation and restructuring plan, under which we will consolidate our Hutchinson, Minnesota components operations into our operations in Eau Claire, Wisconsin. In addition, we have recently completed construction of, and started high-volume assembly operations at, our Thailand plant, and we expect to continue to transfer assembly manufacturing to that location. In the past, transfers between our domestic manufacturing sites have lowered initial yields and/or manufacturing efficiencies. This results in higher manufacturing costs. Our manufacturing plants located in Minnesota and Wisconsin can experience severe weather. Severe weather has, at times, resulted in lower production and decreased our shipments.

Our ability to conduct business would be impaired if our workforce were to be unionized or if a significant number of our specialized employees were to leave and we could not replace them with comparable personnel. The locations of our plants and the broad span and technological complexity of our products and processes may limit the number of satisfactory engineering and other candidates for key positions. Our business may be adversely affected if we need to adjust the size of our workforce due to fluctuating demand. We significantly reduced our workforce from 4,591 at the end of 2008 to 2,448 at the end of 2009 and further restructured our business in 2010. In addition, in connection with the manufacturing consolidation and restructuring plan we announced in March 2011, we expect to eliminate approximately 800 positions from our current U.S. workforce, which totaled 2,076 at the end of our 2011 second quarter. These workforce reductions may impact our ability to recruit and retain employees, and we are uncertain if we will be able to adequately staff our operations if we need to increase our manufacturing capacity in the future.

A slowdown in demand for computer systems and consumer electronics may cause a decline in demand for suspension assemblies.

Our suspension assemblies are components in computers and a variety of consumer electronics products. The demand for these products can be volatile. In a weak economy, consumer spending tends to decline and retail demand for computers and other consumer electronics tends to decrease, as does business demand for computer systems. Demand for suspension assemblies therefore may be adversely impacted as a result of a weaker economy. During 2009, demand for suspension assemblies weakened significantly, which resulted in shipments of our suspension assemblies declining 30% from 2008. In addition, in the past, unexpected slowdowns in demand for computer systems and consumer electronics have caused sharp declines in demand for suspension assemblies, resulting in periods during which the supply of suspension assemblies exceeded demand. If in the future an unexpected slowdown in demand for suspension assemblies occurs or if demand decreases as a result of a weakening economy, our results of operations will be materially adversely affected as a result of lower revenue and gross profits.

We may not be able to utilize our capacity efficiently or accurately plan our capacity requirements, which may negatively affect our operating results.

We increase our production capacity and the overhead that supports production based on anticipated market demand. Market demand, however, has not always developed as expected or remained at a consistent level. The underutilization that can result decreases our profitability. For example, in 2008 and 2007, we experienced significant market share loss for our suspension assemblies used in the desktop segment, in 2009 our customer Seagate significantly reduced its procurement of our suspension assemblies, and in 2010 and the first half of 2011 demand for our suspension assemblies remained constrained. This resulted in underutilization of our manufacturing capacity. As a result, our profitability also was below our expectations.

A deterioration of our business could result in further underutilization of our manufacturing capacity and we may need to impair certain assets in the future. In 2009, we recorded non-cash impairment charges of $71,809,000 for the impairment of long-lived assets related to manufacturing equipment in our Disk Drive Components Division’s assembly and component operations. This impairment included the closure of our Sioux Falls, South Dakota facility at the end of June 2009.

The following factors complicate accurate capacity planning for market demand:

•	changes in the demand for and mix of specific products our customers buy and the features they require;

•	our ability to add and train staff to operate our production equipment in advance of demand;

•	the market’s pace of technological change;

•	variability in our manufacturing yields and productivity; and

•	long lead times for most of our plant and equipment expenditures, requiring major financial commitments well in advance of actual production requirements.

Our inability to plan our capacity requirements accurately and efficiently utilize our production capacity, or our failure to put in place the technologies and capacity necessary to meet market demand, could adversely affect our business, financial condition and results of operations.

Our investment in developing new process capabilities to produce suspension assemblies could result in significant increases in our operating expenses and may result in a product that is not acceptable to our customers.

Rapid technological change in the disk drive industry, as well as the expanding use of disk drives in a growing range of consumer electronics applications, has led to numerous suspension assembly design changes and tighter performance specifications. To maintain our position in the disk drive industry, we need to develop new process capabilities to achieve the ever increasing performance requirements of our customers. Also, if processes change, we may need to replace, modify or design, build and install equipment. These changes may require additional capital expenditures and increased development and support expenses, which may adversely impact our operating results.

We expect to continue to have significant research and development expenses for the following new products:

•	suspension assemblies that incorporate flexures produced using additive processing;

•	suspension assemblies with tighter performance specifications than our customers currently require;

•	suspension assemblies that require additional or smaller electrical conductors;

•

suspension assemblies that incorporate new materials, such as thinner laminates and piezoelectric actuators used in DSA suspension assemblies, which are more difficult to handle in the manufacturing process; and

•	suspension assemblies for use with more complex read/write heads.

We have invested, and continue to invest, a substantial amount of engineering and manufacturing resources to develop process capabilities, as needed, including additive processing to produce suspension assembly flexures and DSA suspension assemblies, to meet the ever increasing performance requirements of our customers. If high-volume manufacturing of our TSA+ suspension assemblies that are produced using additive processing capabilities cannot be produced profitably in the quantities and to the specifications required by our customers, we may need to purchase increased quantities of additive flexures. We may not be able to purchase the necessary quantity of such components on terms acceptable to us or at all.

The introduction of new process capabilities for our products increases the likelihood of unexpected quality concerns, which may negatively impact our ability to bring products to market on time and at acceptable costs. Further, most of our current competitors use components produced through additive processing for volume production of suspension assemblies, which may give them an advantage in developing and qualifying new products with our customers. Since we started high-volume manufacturing of TSA+ suspension assemblies, we have experienced higher cost due to yield loss, production inefficiencies and equipment problems. These TSA+ costs added a cost burden of $30,400,000 in 2010, $32,000,000 in 2009 and $37,600,000 in 2008. These higher costs will continue until we achieve increased demand and further improvements in process efficiencies that are expected in the next year.

Our operating results are subject to fluctuations.

Our past operating results, cash flow from operations and gross profits, have fluctuated from fiscal period to period. We expect our future operating results, cash flow from operations and gross profits will continue to fluctuate from fiscal period to period. The following factors may cause these fluctuations:

•	changes in overall demand for our products;

•	changes in utilization of existing or newly added production capacity;

•	changes in our manufacturing yields and related scrap recovery;

•	changes in our production efficiency;

•	increased costs when we start producing new products and features, and ramping up high-volume production;

•	changes in our selling prices;

•	changes in our manufacturing process, or problems related to our manufacturing process;

•	changes in the specific products our customers buy and features they require;

•	changes in our infrastructure costs and expected production and shipping costs, and how we control them;

•	long disruptions in operations at any of our plants or our customers’ plants for any reason;

•	changes in the cost of, or limits on, available materials and labor; and

•	changes in fuel costs.

Gross profit has remained below our expectations primarily due to the substantial decline in our net sales, which reduced our ability to cover our fixed costs as well as the cost burden associated with TSA+ flexure production and our excess capacity. Gross profit was 1% in the first half of 2011, and was 9% in 2010, 2% in 2009 and 14% in 2008. TSA+ flexure production costs added a cost burden of $30,400,000 in 2010, $32,000,000 in 2009 and $37,600,000 in 2008. These higher costs will continue until we achieve increased demand and further improvements in process efficiencies.

A deterioration of our business could result in further underutilization of our manufacturing capacity and we may need to impair certain assets in the future. In 2009, we recorded non-cash impairment charges of $71,809,000 for the impairment of long-lived assets related to manufacturing equipment in our Disk Drive Components Division’s assembly and component operations. This impairment included the closure of our Sioux Falls, South Dakota facility at the end of June 2009. If customer demand for suspension assemblies weakens, or if one or more customers reduce, delay or cancel orders, our business, financial condition and results of operations could be materially adversely affected. Furthermore, we may incur restructuring and asset impairment charges that would reduce our earnings.

We typically allow customers to change or cancel orders on short notice. We plan our production and inventory based primarily on forecasts of customer demand, including forecasts of customer pulls of product out of our “vendor managed inventory,” or VMI, facilities. Our customers often prefer a dual source supply and, therefore, may allocate their demand among suppliers. Both customer demand and the resulting forecasts often fluctuate substantially. These factors, among others, create an environment where scheduled production and capacity utilization can vary, leading to variability in gross profits and difficulty in estimating our position in the marketplace.

Our selling prices are subject to market pressure from our competitors and pricing pressure from our customers. Our selling prices also are affected by changes in overall demand for our products, changes in the specific products our customers buy and a product’s life cycle. A typical life cycle for our products begins with higher pricing when products are introduced and decreasing prices as they mature. To offset price decreases during a product’s life, we rely primarily on higher sales volume and improving our manufacturing yields and efficiencies to reduce our cost. Disk drive manufacturers seek low cost designs and suspension assembly pricing is highly competitive. If we cannot reduce our manufacturing costs as prices decline during our products’ life cycles, our business, financial condition and results of operations could be materially adversely affected.

Demand for our suspension assemblies will decline if we are unable to qualify our products in disk drive programs.

We must qualify our products with our customers. The qualification process for disk drive products can be complex and difficult. We cannot be sure that our suspension assemblies will continue to be selected for design into our customers’ products. If we are unable to obtain additional customer qualifications, or if we cannot qualify our products for high-volume production quantities, or at all, our business, financial condition and results of operations could be materially adversely affected.

We may be unable to achieve our financial and strategic goals in connection with investments in our new assembly operation in Thailand.

We recently completed construction of an assembly operation in Thailand to manufacture our disk drive products. We may have significant unanticipated additional costs from initiating production at our new location and in transitioning production from our domestic facilities to that location, difficulty attracting or retaining key technical and managerial personnel for our new location, or difficulty integrating our new location operations into our existing operations. The creation and ongoing management of assembly operations in Thailand may divert management’s attention and resources from business issues related to our existing locations. We also may fail to identify significant issues in connection with our new location, such as issues related to its workforce, quality or reporting systems, local tax, legal and financial controls or contingencies. Additionally our operations in Thailand may be subject to various political, economic and other risks and uncertainties inherent in operating in foreign jurisdictions. Thailand has experienced political and civil unrest in the past and continued or future political or civil unrest in Thailand could adversely affect our ability to initiate and maintain operations in Thailand. An inability to manage these risks as part of our investment in this new manufacturing location could materially adversely affect our business, financial condition and results of operations.

If the rate of data density improves at a significantly faster rate than the rate of increase in the demand for disk drive storage, demand for suspension assemblies may decrease.

Disk drive manufacturers have been able to steadily increase data density, and we believe that they will continue to do so for the foreseeable future. Increasing data density permits drive manufacturers to reduce the average number of disks in each disk drive, which in turn reduces the number of components they need per drive, including suspension assemblies. The average number of suspension assemblies required per disk drive has been fairly stable from calendar 2005 to 2009 at 2.8 and we estimate it increased slightly, to 3.0, in 2010. We estimate that the number of suspensions required per disk drive will remain relatively stable in calendar 2011. If improvements in data density outpace growth in data storage capacity requirements, demand for our suspension assemblies may decline and we may not be able to maintain or expand our suspension assembly business.

If our customers improve their manufacturing yields, demand for our suspension assemblies may decrease.

In the past, we believe that improvements in our sales and unit volumes have occasionally been due in part to manufacturing difficulties experienced by our customers as they transitioned to higher density read/write heads. These customers experienced higher levels of defective read/write heads, which they were unable to detect until after they had attached the read/write heads to our suspension assemblies and our customers required more suspension assemblies during those periods. If our customers’ production yields continue to improve in the future, or when they separate and re-use suspension assemblies or test the read/write head before attaching suspension assemblies, overall suspension assembly shipments could decline and our operating results could be negatively affected.

Competing process capabilities may reduce demand for our products.

We have historically held a market leadership position through innovation and technological advancement that has enabled our customers to deploy higher disk drive capacities at lower total costs. However, with the slowing of the areal density growth rate, the amount of technical innovation required to produce suspension assemblies also has decreased which has enabled our competitors to gain market share. If we can no longer differentiate our product features or process capabilities, competing suppliers may have access to a greater percentage of disk drive programs and program share. This inability to differentiate could be caused through our misunderstanding of market requirements, including technology changes, which could enable a competitor to take market share. The inability to differentiate our product offerings could also allow for supply chain alignments between our customers and other suppliers that could limit our access to available disk drive programs and corresponding market share. These alignments could include share agreements, sole-sourcing conditions or primary access to development programs. Any of the above scenarios could adversely impact our shipment volumes, average selling prices and operational costs.

Competing storage technology or reductions in demand for storage capacity may reduce demand for our products.

Other types of data storage technology, such as solid state storage or flash (semiconductor) memory, may become competitive with certain disk drive applications, and thereby could affect the demand for our products. Lower capacity storage needs increasingly are being met by flash memory. If flash memory suppliers overcome both the technical and economic limitations of flash memory storage and can offer better performance or more competitive cost per unit of capacity than disk drive products for higher capacity storage needs, demand for disk drives, and thus for our products, may decrease. Though consumer applications for flash storage also increase the need for back-up disk drives, mobile applications using flash memory storage also may displace the need for disk drive storage back-up. Additionally, consumers’ demand for storage capacity may not continue to grow as expected as a result of how consumers store data, such as the emerging storage processes for cloud computing and storage virtualization. These factors, among others, could lead to lower capacity hard drives or solid state storage memory that could reduce demand for disk drive components, including our suspension assemblies. Our business, financial condition and results of operations could be materially adversely affected if the computer industry adopts technology that reduces or replaces disk drives as a computer data storage medium.

We may have difficulty obtaining an adequate supply of raw materials that meet our strict specifications at reasonable prices.

Certain types of stainless steel, polyimide and photoresists are currently single-sourced because the raw materials provided by these sources meet our strict specifications. We have chosen to obtain certain other materials, such as laminate constructed from raw material that contains stainless steel, polyimide and copper, from a single or limited set of sources because of quality and pricing considerations. If we were not able to obtain an adequate supply of these materials from our current suppliers or if a current supplier were to exit the market, we could experience production delays and quality problems. Similarly, we obtain certain customized equipment and related repair parts from single sources because of the specialization of the equipment and the quality of these supply sources. In light of current uncertain market and economic conditions and the effect they may have on our suppliers, we are considering options that may reduce our risk of supply disruption.

The price we pay for stainless steel and laminate periodically is reset and can fluctuate with changes in the value of the Japanese yen, which will impact our costs. The price we pay for gold and other precious metals has fluctuated in the past. We have also experienced increased expenses due to higher fuel costs related to freight and higher utility rates. During times of increased prices, we typically do not pass this higher price on to our customers. If we could not obtain the materials referred to above in the necessary quantities, with the necessary quality and at reasonable prices, our business, financial condition and results of operations could be materially adversely affected.

Natural disasters in certain regions could adversely affect our supply chain or our customer base which, in turn, could have a negative impact on our business, our ability to deliver or receive products and demand for our products.

We cannot be certain what impact the occurrence of natural disasters in certain regions, such as the recent earthquake and tsunami in Japan, could have on our ability to produce and supply our products to our customers and to what extent our customers could decrease or cancel orders. These events could cause sales of hard disk drives to be negatively affected by disruptions in the hard disk drive or PC supply chain. Any such occurrences could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our BioMeasurement Division

We do not know when, if ever, our BioMeasurement Division will be profitable.

We have a limited operating history in the medical device market. Our first-generation device was used primarily for research, and our second-generation product, the InSpectra StO2 System, was introduced to the trauma market late in calendar 2006. Our InSpectra StO2 Spot Check product was launched commercially in December 2010. Based on the current pace of adoption of the InSpectra StO2 System and spending constraints in health care markets, our sales growth has been slower than expected. We do not know how many systems we will be able to sell, the sales breakdown between monitors and sensors, the profits we can expect or the amount of revenue that the product will generate. All of the division’s revenue through 2010 was derived from sales of a single product, the InSpectra StO2 System. Despite restructuring and cost reductions, we will continue to invest in sales and marketing, which will limit the division’s profitability. We do not know if we will ever generate enough revenue from medical device sales to offset our expenditures on the division.

We do not know whether any of our medical products will achieve market acceptance.

Our marketing strategy must overcome the difficulties inherent in the introduction of new products to the medical community. Clinicians will not use our InSpectra StO2 products unless they conclude, based on clinical data and personal evaluation experience, that StO2 gives them information that is valuable when making treatment decisions. If clinicians continue to rely on other methods when assessing the status of patients experiencing hemorrhagic and other types of shock, we will not be successful in selling our InSpectra StO2 products. The development of new medical technology to assess tissue perfusion may render our products obsolete or uneconomical. Additionally, clinicians must be trained to use our InSpectra StO2 System effectively. Convincing clinicians to dedicate the time and energy necessary for adequate training in the use of our device is challenging, and we do not know whether we will be successful in these efforts. If the InSpectra StO2 System is not widely accepted by clinicians, is accepted more slowly than expected or is supplanted by superior technology, our ability to increase our sales may be materially adversely impacted.

We currently have limited experience as a company selling, marketing or distributing medical devices, which could impede the BioMeasurement Division’s ability to achieve profitability.

We have limited experience as a company in the marketing, sale and distribution of medical devices. We are marketing our InSpectra StO2 products through a direct sales force and have expanded our selling efforts through the use of distributors. Developing a direct sales force and distribution network is expensive and time consuming. Additionally, any direct sales force and distribution network that we develop will be competing against the experienced sales organizations used by other manufacturers of medical devices. We may not be able to develop this capability on a timely basis or at all. We face significant challenges and risks in establishing a direct sales force and distribution network and marketing our devices, including our ability to recruit, train and retain adequate numbers of qualified sales, clinical field specialist and marketing personnel; our ability to establish distributor relationships on terms acceptable to us, or at all; the ability of sales personnel to obtain access to or persuade adequate numbers of hospitals to purchase our device or clinicians to use our device; costs associated with hiring, maintaining and expanding a sales and marketing team; and government scrutiny associated with promotional activities in the health care industry. We also may face difficulties collecting accounts receivable balances, especially from purchasers in countries other than the United States. If we are unable to establish and maintain a direct sales, marketing and distribution network, our BioMeasurement Division may be unable to generate sufficient revenue to become profitable, which would have a material adverse effect on our financial condition and results of operations.

The long sales cycle for the InSpectra StO2 System will defer the generation of revenue by our BioMeasurement Division.

We believe that the InSpectra StO2 System has a long sales cycle because it involves the introduction of and education about a new measurement to potential customers. The period between initial discussions with a potential customer and a sale of even a single device to that customer often takes between six and twelve months, depending on the potential customer’s budget and capital approval process. In addition, in a weak economy, as in 2009 and 2010, capital spending decreases, which may further delay the purchase of our products. Training of clinicians also may take a number of weeks after a customer decides to purchase the InSpectra StO2 System. Reliance by our potential customers on third-party payors, including government programs and private health insurance plans, to reimburse some or all of the cost of patient care, and cost containment measures that health care providers and third-party payors are instituting, both in the United States and internationally, also could harm our ability to sell our product. These factors have created a significant lag in our ability to generate revenue and may contribute to substantial fluctuations in our quarterly operating results going forward, particularly during periods in which our sales volume is relatively low. We market the device by offering customers an evaluation followed by a direct sale, sensor purchase program or monitor rental period. The sensor purchase program or monitor rental sales methods will further delay the generation of significant revenue.

We may not be able to develop new applications for our products or expand our medical device product line successfully.

All of our BioMeasurement Division’s revenue in 2010 came through sales of the InSpectra StO2 System. In addition, our InSpectra StO2 Spot Check product was only recently launched commercially, in December 2010. If we are unable to widely commercialize the use of these products through our marketing initiatives, our BioMeasurement Division will not be profitable. We are conducting research on other applications for the InSpectra StO2 System and our near infrared spectroscopy technology. The development of additional applications will require significant commitments of personnel and financial resources and we cannot be sure that they will be successful. Further, we cannot be sure that any new medical applications or medical devices we develop will receive regulatory approval or market acceptance. If the attempted extensions of our product offerings or new products are not commercially successful, our business, financial condition and results of operations may be materially and adversely affected.

We may encounter problems in manufacturing our InSpectra StO2 products that could result in lost revenue.

We manufacture all of our medical products at our Hutchinson, Minnesota facility. We could encounter problems at this facility that could delay or prevent us from manufacturing adequate quantities of products. In addition, we are dependent on various suppliers for manufacturing the components for the InSpectra monitor and sensors. Although we believe the components are available from alternative supplier we typically single source components due to low volumes. Replacing suppliers for custom components is time consuming and expensive should we be required to do so due to supply issues. Furthermore, if our quality control measures are not adequate, we may experience unanticipated product returns or warranty claims resulting in unforeseen expenses. If we are unable to meet demand and control costs revenue and profitability could be materially impacted.

We may fail to comply with regulations, or be subject to product recalls, which could hurt our ability to sell and distribute our device and could subject us to fines, injunctions and penalties.

Our products are classified as medical devices and therefore subject to governmental regulations in countries where they are sold. These regulations include registration, manufacturing, labeling, sale, promotion, importing, exporting, and shipping. Failure to comply with these regulations could result in inability to sell, market, manufacture or ship our product and could subject us to recalls, fines, injunction and penalties which could damage our business.

We face the risk of product liability claims if our InSpectra StO2 products fail to perform, and we may not be able to obtain adequate insurance.

The business of our BioMeasurement Division exposes us to the risk of product liability claims inherent in the testing, manufacturing and marketing of medical devices. Defects in the monitor or other performance problems in our products could result in the failure of the products to monitor tissue oxygenation accurately, which would subject us to product liability claims, and we may be subject to claims even if a medical failure is due to the actions of medical personnel using our product. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, or may not be adequate to cover any successful product liability claims. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. These liabilities also could prevent or interfere with our product commercialization efforts. Defending a product liability claim, regardless of merit, could be costly, could divert management’s attention from our business and might result in adverse publicity, which could adversely impact our business and financial performance.

Healthcare reform legislation could adversely affect our revenue and financial condition.

In March 2010, significant healthcare reform legislation was adopted as law in the United States. The new law includes provisions that, among other things, reduce Medicare reimbursements, require all individuals to have health insurance (with certain limited exceptions), and impose new and increased taxes, including an excise tax on U.S. sales of most medical devices beginning in 2013. We are evaluating the impact of this legislation on our business. Other healthcare legislation has been proposed at the federal and state levels. We cannot predict which proposals, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. The implementation of the new law and the adoption of additional healthcare legislation could adversely affect the demand for and pricing of our BioMeasurement Division products and, therefore, could have an adverse effect on our results of operations.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this prospectus that are not statements of historical fact may constitute forward-looking statements. Forward-looking statements speak only as of the date on which the statements are made and include, but are not limited to, statements regarding the following: the demand for and shipments of the company’s products; production capacity, capabilities and costs; assembly operations in Thailand; product commercialization and adoption; capital expenditures; average selling prices; product costs; operating performance; technology; development, inventory levels; economic and market conditions the benefits that we might realize from recent restructurings of our operations and our ability to grow our business in the near and long-term; the sufficiency of our cash and cash equivalents, short-term investments, cash generated from operations and additional financing to satisfy our obligations; and the performance of our business or any of its divisions, including our BioMeasurement Division, in the near or long-term.

Words such as “believe,” “anticipate,” “expect,” “intend,” “estimate,” “approximate,” “plan,” “goal” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Although we believe these statements are reasonable, forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those projected by such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, the following: the satisfaction of the conditions to the Debt Exchange; prevailing interest rates at the time of the Debt Exchange or Supplemental Financing and the state of capital markets and the worldwide economy overall; the various liquidity needs of holders of Old Notes; an inability by us to manufacture our products effectively or efficiently under our restructured operations or in connection with any future restructurings we may undertake; changes to the procurement practices or market share of our customers; changes in technology or the overall strength in the industries in which we operate, especially the disk drive industry; unexpected changes in our anticipated capital expenditures resulting from unforeseen required maintenance or repairs, upgrades or capital asset additions; and the other risks discussed under the heading “Risk Factors” beginning on page 23.

This list of factors is not exhaustive, however, and these or other factors, many of which are outside of our control, could have a material adverse effect on us and our results of operations. Therefore, you should consider these risk factors with caution and form your own critical and independent conclusions about the likely effect of these risk factors on our future performance. Except as otherwise required by law, we undertake no obligation to update any forward-looking statement for any reason. You should carefully review the disclosures and the risk factors described in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Office of Investor Education and Advocacy of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We have filed a registration statement on Form S-4 with the SEC to register under the Securities Act the New Notes and shares of our common stock issuable upon conversion of the New Notes. This prospectus constitutes a part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Please refer to the registration statement and related exhibits filed therewith for further information with respect to us and the New Notes and shares of our common stock issuable upon conversion of the New Notes offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed by us with the SEC and each such statement is qualified in its entirety by such reference.

You should rely only on the information provided in this prospectus or any supplement thereto. We have not authorized anyone else to provide you with different information. We may not make an offer to exchange the Old Notes for New Notes in any jurisdiction where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after the date of this prospectus. Our business, prospects and financial condition may have changed since that date.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. Any Old Notes that are validly tendered and exchanged will be canceled.

FINANCIAL STATEMENTS

The financial statements and notes thereto required to be included in this prospectus can be found beginning on page F-1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OPERATIONS

When we refer to “we,” “our,” “us,” the “company” or “HTI,” we mean Hutchinson Technology Incorporated and its subsidiaries. Unless otherwise indicated, references to “2011” mean our fiscal year ending September 25, 2011, references to “2010” mean our fiscal year ended September 26, 2010, references to “2009” mean our fiscal year ended September 27, 2009, and references to “2008” mean our fiscal year ended September 28, 2008. The following discussion of our financial condition and results of operations should be read in conjunction with the selected consolidated quarterly financial data and consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

General

We are a global technology manufacturer committed to creating value by developing solutions to critical customer problems. Our culture of quality, continuous improvement, superior innovation and a relentless focus on the fundamentals enables us to compete in the markets we serve. We incorporated in Minnesota in 1965.

Our Disk Drive Components Division is a key worldwide supplier of suspension assemblies for hard disk drives. Suspension assemblies are precise electro-mechanical components that hold a disk drive’s read/write head at microscopic distances above the drive’s disks. Our innovative product solutions help customers improve yields, increase reliability and enhance disk drive performance, thereby increasing the value they derive from our products.

Our BioMeasurement Division is focused on bringing new technologies and products to the market that provide information clinicians can use to improve the quality of health care and reduce costs. By helping clinicians instantly detect changes in a patient’s perfusion status, our InSpectra StO2 products help clinicians reduce risks and costs by enabling faster and more precise assessment of oxygen delivery to vital organs and tissue in critical care settings.

On March 8, 2011, we announced a manufacturing consolidation and restructuring plan intended to help us achieve our goal of being the lowest cost manufacturer of suspension assemblies. Under the consolidation and restructuring plan, we will consolidate our Hutchinson, Minnesota components operations into our operations in Eau Claire, Wisconsin. Our Hutchinson, Minnesota site will continue to serve as our corporate headquarters and our center for research and development and other specialized operations. We are also taking additional actions to resize the company, reduce costs and improve cash flow while keeping intact capabilities core to our competitive position and future growth.

Improvements in our TSA+ product yield and output, together with a faster than expected ramp of our assembly operation in Thailand, have provided an opportunity to further lower our operating costs. With a faster than expected transition from our legacy TSA component manufacturing process to our more automated TSA+ process, we need fewer employees to meet customers’ volume requirements. Additionally, progress at our Thailand assembly operation is enabling us to accelerate the transition of assembly manufacturing to that location. The consolidation and restructuring actions include:

•	eliminating approximately 800 positions from our current U.S. workforce which totaled 2,076 at the end of the second quarter of 2011;

•	future expenses of approximately $2,800,000 to consolidate the Hutchinson, Minnesota components operations into our operations in Eau Claire, Wisconsin; and

•	shortening the lives of the Hutchinson, Minnesota components operations long-lived assets, which has resulted and will result in accelerated depreciation.

These consolidation and restructuring actions are expected to be complete by early calendar 2012 and are expected to reduce our costs by approximately $50,000,000 to $55,000,000 on an annualized basis by the start of the second quarter of 2012.

We expect the favorable yield and output trends for our TSA+ products, steadily higher volume at our Thailand assembly operations and benefits from our consolidation and restructuring plans will improve our cost structure and competitive position and should accelerate our return to positive cash flow and profitability. As part of the restructuring plan, we are also further reducing costs in our BioMeasurement Division. However, for 2011, we expect operating losses in both our Disk Drive Components and BioMeasurement Divisions.

Results of Operations for the Twenty-Six Weeks Ended March 27, 2011 vs. Twenty-Six Weeks Ended March 28, 2010

Net sales for the twenty-six weeks ended March 27, 2011, were $131,525,000, compared to $195,870,000 for the twenty-six weeks ended March 28, 2010, a decrease of $64,345,000. Suspension assembly sales decreased $63,422,000 from the twenty-six weeks ended March 28, 2010, primarily as a result of a 27% decrease in suspension assembly unit shipments and our average selling price decreasing from $0.67 to $0.60 during the same period due to a continuing competitive pricing environment and the mix of products shipped. The decrease in unit shipments was primarily due to market share losses. Net sales in our BioMeasurement Division for the twenty-six weeks ended March 27, 2011 were $1,260,000, compared to $1,196,000 for the twenty-six weeks ended March 28, 2010.

Gross profit for the twenty-six weeks ended March 27, 2011, was $1,026,000, compared to gross profit of $28,092,000 for the twenty-six weeks ended March 28, 2010, a decrease of $27,066,000. Gross profit as a percent of net sales was 1 percent and 14 percent for the twenty-six weeks ended March 27, 2011, and March 28, 2010, respectively. The lower gross profit was primarily the result of reduced sales, which reduced our ability to cover our fixed costs, no longer classifying our Thailand assembly manufacturing expenses as selling, general and administrative expenses and $724,000 of accelerated depreciation as a result of the consolidation and restructuring plan discussed above.

Research and development expenses for the twenty-six weeks ended March 27, 2011, were $7,963,000, compared to $10,583,000 for the twenty-six weeks ended March 28, 2010, a decrease of $2,620,000. The decrease was primarily due to lower labor expenses and reduced spending in our BioMeasurement Division as a result of the restructuring efforts that occurred late in 2010.

Selling, general and administrative expenses for the twenty-six weeks ended March 27, 2011, were $24,141,000, compared to $25,700,000 for the twenty-six weeks ended March 28, 2010, a decrease of $1,559,000. The decrease was primarily due to classifying our Thailand assembly manufacturing expenses as cost of sales beginning with the thirteen weeks ended March 27, 2011 and lower BioMeasurement Division expenses primarily due to the restructuring efforts that occurred late in 2010.

During the second quarter of 2011, we announced a manufacturing consolidation and restructuring plan that includes eliminating approximately 800 positions from our current U.S. workforce. The workforce reductions resulted in charges for severance and other expenses of $6,725,000. Of the total severance charges, $576,000 was related to our BioMeasurement Division.

Loss from operations for the twenty-six weeks ended March 27, 2011, included a $5,626,000 loss from operations in our BioMeasurement Division, compared to a $10,167,000 loss from BioMeasurement Division operations for the twenty-six weeks ended March 28, 2010.

As a result of the tender/exchange offer that we conducted in February 2011 (the “Tender/Exchange Offer”), we retired an aggregate principal amount of $75,294,000 of the Old Notes in February 2011. We made cash payments of $30,000,000 for the purchase of $35,294,000 aggregate principal amount of the Old Notes and we issued $40,000,000 aggregate principal amount of the New Notes in exchange for $40,000,000 aggregate principal amount of the Old Notes. A total of $122,206,000 principal amount of the Old Notes remains outstanding after completion of the Tender/Exchange Offer. We determined that the Tender/Exchange Offer was a substantial debt modification and applied debt extinguishment accounting. The difference between the fair value and the carrying value of the liability component of our debt at the date of extinguishment was recorded as a $5,467,000 gain on extinguishment of debt. The difference between the fair value of the debt extinguished and the liability component was applied as reacquisition of the equity component, which resulted in a $3,371,000 reduction to additional paid-in capital.

Interest income for the twenty-six weeks ended March 27, 2011, was $97,000, compared to $937,000 for the twenty-six weeks ended March 28, 2010, a decrease of $840,000. The decrease in interest income was primarily due to a lower cash balance.

The gain on short- and long-term investments was $860,000 for the twenty-six weeks ended March 27, 2011, compared to a $356,000 loss for the twenty-six weeks ended March 28, 2010. The gain for the twenty-six weeks ended March 27, 2011, was due to payments received by us under a settlement agreement. Auction rate securities (“ARS”) previously held by us were subsequently sold by the settlement parties at a price that was higher than the price identified in the settlement agreement. The loss for the twenty-six weeks ended March 28, 2010, was due to the settlement agreement providing for the sale of a portion of our ARS portfolio.

The income tax benefit for the twenty-six weeks ended March 27, 2011 was $3,000 compared to $1,773,000 for the twenty-six weeks ended March 28, 2010. The income tax benefit for the twenty-six weeks ended March 28, 2010, was primarily due to a change in U.S. tax law that enabled us to carry back some of our operating losses to prior years and apply for a refund of taxes paid in those years. This benefit was partially offset by foreign income tax expense.

2010 Operations to 2009 Operations

Net sales for 2010 were $347,189,000, compared to $408,022,000 for 2009, a decrease of $60,833,000. Suspension assembly sales decreased $60,011,000, primarily as a result of a 7% decrease in suspension assembly unit shipments and our average selling price decreased 8% year-over-year from an average of $0.72 in 2009 to an average of $0.66 in 2010 due to competitive pressures. The decrease in suspension assembly unit shipments in 2010 was primarily due to market share losses. Net sales in our BioMeasurement Division were $2,414,000 in 2010, compared to $1,755,000 in 2009.

Gross profit for 2010 was $32,965,000, compared to $7,534,000 for 2009, an increase of $25,431,000. Gross profit as a percent of net sales was 9% in 2010, compared to 2% in 2009. The higher gross profit in 2010 was primarily due to the benefits of our 2009 restructuring and cost reduction actions, and lower depreciation. Our BioMeasurement Division incurred $1,110,000 of asset impairments.

Research and development expenses for 2010 were $21,429,000, compared to $26,776,000 for 2009, a decrease of $5,347,000. The decrease was primarily related to lower labor expenses as a result of our 2009 restructuring and cost reduction actions, partially offset by $394,000 of asset impairments in our BioMeasurement Division. Research and development expenses specific to our BioMeasurement Division were $5,033,000 in 2010 and $4,265,000 in 2009. Research and development expenses as a percent of net sales were 6% in 2010 and 7% in 2009.

Selling, general and administrative expenses for 2010 were $55,848,000, compared to $54,880,000 for 2009, an increase of $968,000. The higher selling, general and administrative expenses were primarily due to $5,700,000 of Thailand operation startup expenses and $790,000 of asset impairments in our BioMeasurement Division, offset by reductions in labor expenses as a result of our 2009 restructuring and cost reduction actions. Selling, general and administrative expenses as a percent of net sales were 16% in 2010 and 13% in 2009. Selling, general and administrative expenses specific to our BioMeasurement Division were $17,358,000 in 2010 and $17,991,000 in 2009.

In response to weakening demand for suspension assemblies and due to changing and uncertain market and economic conditions, we took actions to reduce our costs in 2009. During the first quarter of 2009, we announced a restructuring plan that included eliminating positions company-wide. During January 2009, we eliminated approximately 1,380 positions. The workforce reduction resulted in a charge for severance and other expenses of $19,527,000, which were included in our first quarter of 2009 financial results. The workforce reductions were completed by the end of January 2009.

During the first quarter of 2009, we recorded non-cash impairment charges of $32,280,000 for the impairment of long-lived assets related to manufacturing equipment in our Disk Drive Components Division’s assembly and component operations. The impairment review was triggered by weakened demand for suspension assemblies and uncertain future market conditions. In response to these conditions, we made structural changes to consolidate some of our component and assembly manufacturing among our sites.

During the second quarter of 2009, we took actions to further restructure the company and reduce our overall cost structure in our Disk Drive Components Division. We closed our Sioux Falls, South Dakota facility at the end of June 2009 and consolidated the related suspension assembly operations into our Eau Claire, Wisconsin and Hutchinson, Minnesota sites. The assembly operations consolidation resulted in a net elimination of approximately 220 positions. In addition, we consolidated our Eau Claire, Wisconsin site’s photoetching operations into our Hutchinson, Minnesota site and our Hutchinson, Minnesota site’s trace operations into our Eau Claire, Wisconsin site to achieve improvements in efficiency and facility utilization and to reduce operating costs. We also reduced the workforce in our components operation in Eau Claire, Wisconsin by approximately 100 positions. The second quarter 2009 workforce reductions resulted in a charge for severance and other expenses of $4,787,000.

In response to further weakened demand for suspension assemblies and as a result of the additional restructuring actions in the second quarter discussed above, we recorded non-cash impairment charges of $18,688,000 in the second quarter of 2009 for the impairment of long-lived assets related to manufacturing equipment in our Disk Drive Components Division’s assembly and component operations.

During the third quarter of 2009, we took actions to reduce costs and improve cash flow. We further restructured the company to adjust to market conditions and the expected phase-out of suspension assembly shipments to one of our customers, Seagate. The restructuring actions included eliminating approximately 300 additional positions. The third quarter 2009 workforce reductions resulted in a charge for severance and other expenses of $4,894,000.

During the third quarter of 2009, as a result of the expected phase-out of suspension assembly shipments to Seagate, and the restructuring actions in the third quarter discussed above, we recorded additional non-cash impairment charges of $20,841,000 for the impairment of long-lived assets primarily related to assembly manufacturing equipment in our Disk Drive Components Division.

During the fourth quarter of 2010, we announced actions to further reduce costs, including eliminating approximately 80 positions company-wide. The workforce reduction resulted in a charge for severance expenses of $3,674,000, of which, $1,150,000 remains to be paid.

Loss from operations for 2010 included a $23,959,000 loss from operations for our BioMeasurement Division compared to a $23,485,000 loss for 2009. The BioMeasurement Division’s loss for 2010 includes $2,294,000 of asset impairments in this division, discussed above.

Interest income for 2010 was $1,311,000, compared to $3,184,000 for 2009, a decrease of $1,873,000. The decrease in interest income was primarily due to a lower investment balance and a decline in interest rates as a result of an overall lower interest rate environment.

The loss on short- and long-term investments for 2010 was $319,000, compared to a gain of $4,390,000 for 2009. The gain in 2009 was primarily due to a gain of $5,439,000 in the value of the securities subject to the offer by UBS AG, UBS Financial Services Inc. and UBS Securities LLC (collectively, “UBS”) to issue to us ARS rights (the “Rights Offering”), which was offset by a $1,305,000 loss we recognized due to an impairment of our ARS held with UBS.

During 2009, we spent $89,525,000 to repurchase $104,446,000 par value of our 2.25% Notes on the open market using our available cash and cash equivalents, at varying discounts to face value. Upon completion of the repurchases, the repurchased 2.25% Notes were cancelled. The resulting gain of $14,461,000 is included in our consolidated financial statements.

During the fourth quarter of 2009, we spent $19,987,000 to repurchase $27,500,000 par value of Old Notes on the open market using our available cash and cash equivalents, at an average discount to face value of approximately 27 percent. At the time of repurchase, the Old Notes had a book value of $23,139,000, which includes the par value of the notes, offset by the remaining debt discount of $4,361,000. Upon completion of the repurchases, the repurchased Old Notes were cancelled. The resulting gain of $2,792,000 is included in our consolidated financial statements.

The income tax benefit for 2010 was $1,585,000. The income tax benefit in 2010 was due primarily to a change in U.S. tax law that enabled us to carry back some of our operating losses to prior years and apply for a refund of taxes paid in those years of $2,046,000. These refunds were offset by $447,000 of foreign tax expense.

The income tax benefit for 2009 was $209,000. The income tax benefit for 2009 was due primarily to certain provisions of the American Recovery and Reinvestment Act of 2009 that permit certain tax credits to be converted into cash refunds in lieu of claiming bonus depreciation, which was partially reduced by foreign income tax expense.

2009 Operations to 2008 Operations

Net sales for 2009 were $408,022,000, compared to $631,619,000 for 2008, a decrease of $223,597,000. Suspension assembly sales decreased $224,005,000 compared to 2008, primarily as a result of a 30% decrease in suspension assembly unit shipments and our average selling price decreasing from an average of $0.80 in 2008 to an average of $0.72 in 2009 due to competitive pressures, resulting in a 9% lower average selling price year-over-year. The decrease in suspension assembly unit shipments in 2009 was primarily due to lower demand for disk drives, lower disk drive production as the drive makers reduced inventory levels and loss of market share. Net sales in our BioMeasurement Division were $1,755,000 in 2009 and $1,043,000 in 2008.

Gross profit for 2009 was $7,534,000, compared to $85,480,000 for 2008, a decrease of $77,946,000. Gross profit as a percent of net sales was 2% in 2009, compared to 14% in 2008. The lower gross profit in 2009 was primarily due to the substantial decline in net sales, which reduced our ability to cover our fixed costs, and excess capacity. Cost of sales also included a cost burden associated with TSA+ flexure production of $32,000,000 compared to $37,600,000 for 2008. These negative impacts on gross profit were partially offset by decreases during the year in manufacturing overhead expense.

Research and development expenses for 2009 were $26,776,000, compared to $39,711,000 for 2008, a decrease of $12,935,000. The decrease was primarily related to lower labor expenses due to reduced headcount and lower supply expenses. Research and development expenses specific to our BioMeasurement Division were $4,265,000 in 2009 and $4,767,000 in 2008. Research and development expenses as a percent of net sales were 7% in 2009 and 6% in 2008.

Selling, general and administrative expenses for 2009 were $54,880,000, compared to $73,303,000 for 2008, a decrease of $18,423,000. The lower selling, general and administrative expenses were primarily due to lower expenses, including reductions in labor expenses resulting from lower headcount, depreciation expenses, professional services expenses and recruitment and relocation expenses. Selling, general and administrative expenses as a percent of net sales were 13% in 2009 and 12% in 2008. Selling, general and administrative expenses specific to our BioMeasurement Division were $17,991,000 in 2009 and $15,929,000 in 2008.

During the third quarter of 2008, we took actions to reduce operating costs, including eliminating approximately 80 positions company-wide. The workforce reduction resulted in a charge for severance expenses of $1,061,000.

In response to weakening demand for suspension assemblies and due to changing and uncertain market and economic conditions, we took actions to reduce our costs in 2009. During the first quarter of 2009, we announced a restructuring plan that included eliminating positions company-wide. During January 2009, we eliminated approximately 1,380 positions. The workforce reduction resulted in a charge for severance and other expenses of $19,527,000, which were included in our first quarter of 2009 financial results. The workforce reductions were completed by the end of January 2009.

During the first quarter of 2009, we recorded non-cash impairment charges of $32,280,000 for the impairment of long-lived assets related to manufacturing equipment in our Disk Drive Components Division’s assembly and component operations. The impairment review was triggered by weakened demand for suspension assemblies and uncertain future market conditions. In response to these conditions, we made structural changes to consolidate some of our component and assembly manufacturing among our sites.

During the second quarter of 2009, we took actions to further restructure the company and reduce our overall cost structure in our Disk Drive Components Division. We closed our Sioux Falls, South Dakota facility at the end of June 2009 and consolidated the related suspension assembly operations into our Eau Claire, Wisconsin and Hutchinson, Minnesota sites. The assembly operations consolidation resulted in a net elimination of approximately 220 positions. In addition, we consolidated our Eau Claire, Wisconsin site’s photoetching operations into our Hutchinson, Minnesota site and our Hutchinson, Minnesota site’s trace operations into our Eau Claire, Wisconsin site to achieve improvements in efficiency and facility utilization and to reduce operating costs. We also reduced the workforce in our components operation in Eau Claire, Wisconsin by approximately 100 positions. The second quarter 2009 workforce reductions resulted in a charge for severance and other expenses of $4,787,000.

In response to further weakened demand for suspension assemblies and as a result of the additional restructuring actions in the second quarter discussed above, we recorded non-cash impairment charges of $18,688,000 in the second quarter of 2009 for the impairment of long-lived assets related to manufacturing equipment in our Disk Drive Components Division’s assembly and component operations.

During the third quarter of 2009, we took actions to reduce costs and improve cash flow. We further restructured the company to adjust to market conditions and the expected phase out of suspension assembly shipments to our customer, Seagate Technology. The restructuring actions included eliminating approximately 300 additional positions. The third quarter 2009 workforce reductions resulted in a charge for severance and other expenses of $4,894,000.

During the third quarter of 2009, as a result of the expected phase out of suspension assembly shipments to our customer, Seagate Technology, and the restructuring actions in the third quarter discussed above, we recorded additional non-cash impairment charges of $20,841,000 for the impairment of long-lived assets primarily related to assembly manufacturing equipment in our Disk Drive Components Division.

During 2008, we recorded a litigation charge of $2,003,000 related to the tentative settlement of a class action lawsuit. The lawsuit challenged our pay practices pertaining to the time certain production employees spend gowning and ungowning at the beginning and end of their shifts and meal breaks. The charge was comprised of settlement payments to these employees and payment of their attorney’s fees and expenses.

Loss from operations for 2009 included a $23,485,000 loss from operations for our BioMeasurement Division compared to a $22,662,000 loss for 2008. The increased loss from BioMeasurement operations was due to higher allocated expenses from corporate departments as the business has grown and to severance expenses.

Interest income for 2009 was $3,184,000, compared to $10,519,000 for 2008, a decrease of $7,335,000. The decrease in interest income was primarily due to lower investment yields as a result of an overall lower interest rate environment.

Interest expense for 2009 was $19,762,000, compared to $19,767,000 for 2008, a decrease of $5,000. The decrease in interest expense for 2009 was primarily due to lower capitalized interest expense resulting from reduced capital investments and reduced interest expense due to our debt repurchases during the fiscal year.

During 2009, we recorded a gain of $4,390,000 related to the Rights Offering and increased value of our ARS due to changes in the interest rate spread used in our discounted cash flow model, as described in Note 1 to the annual consolidated financial statements included in this prospectus.

During the fourth quarter of 2008, we recorded a charge of $8,484,000 related to an other-than-temporary impairment of our long-term investments to reflect the reduction in carrying value of our ARS from a par value of $100,650,000 to an estimated fair value of $92,166,000. In light of then-current uncertain market and economic conditions, we concluded we may not hold our ARS until final maturity (up to 38 years) if the opportunity arises to sell these securities on reasonable terms.

During the first, third and fourth quarters of 2009, we spent $89,525,000 to repurchase $104,446,000 par value of our 2.25% Notes on the open market using our available cash and cash equivalents, at varying discount to face value. Upon completion of the repurchases, the repurchased 2.25% Notes were cancelled. The resulting gain of $14,461,000 is included in our consolidated financial statements.

During the fourth quarter of 2009, we spent $19,987,000 to repurchase $27,500,000 par value of Old Notes on the open market using our available cash and cash equivalents, at an average discount to face value of approximately 27 percent. At the time of repurchase the notes had a book value of $23,139,000, which includes the par value of the notes, offset by the remaining debt discount of $4,361,000. We have approximately $122,200,000 par value of Old Notes outstanding. Upon completion of the repurchases, the repurchased Old Notes were cancelled. The resulting gain of $2,792,000 was included in our consolidated financial statements.

The income tax benefit for 2009 was $209,000. The income tax benefit for 2009 is due primarily to certain provisions of the American Recovery and Reinvestment Act of 2009 that permit certain tax credits to be converted into cash refunds in lieu of claiming bonus depreciation, which was partially reduced by foreign income tax expense.

The income tax provision for 2008 was $60,709,000. The pretax loss for 2008 resulted in a statutory tax benefit of $16,195,000. The negative annual effective tax rate was caused by the full valuation allowance charge of $77,983,000 against our deferred tax assets. Financial Accounting Standards Board (“FASB”) guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence, using a “more likely than not” standard. In making such assessments, significant weight is given to evidence that can be objectively verified. A company’s current or previous losses are given more weight than its future outlook. Under that standard, our three-year historical cumulative loss was a significant negative factor. This loss, combined with uncertain near-term market and economic conditions, reduced our ability to rely on our projections of future taxable income in determining whether a valuation allowance is appropriate. Accordingly, we concluded that a full valuation allowance is appropriate. We will continue to assess the likelihood that our deferred tax assets will be realizable, and our valuation allowance will be adjusted accordingly, which could materially impact our financial position and results of operations.

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flow from operations and additional financing capacity, if available given current credit market conditions and our operating performance.

Our cash and cash equivalents decreased from $55,639,000 at September 26, 2010, to $45,828,000 at March 27, 2011. Our short-term investments decreased from $48,899,000 to $15,825,000 during the same period. In total, our cash and cash equivalents and short-term investments decreased by $42,885,000 during the period. The decrease was primarily due to $32,166,000 principally used in the Tender/Exchange Offer, as described below, $7,393,000 of capital spending and $4,000,000 of cash used by operations.

Our cash and cash equivalents decreased from $106,391,000 at September 27, 2009, to $55,639,000 at September 26, 2010. Our short- and long-term investments decreased from $120,632,000 to $48,899,000 during the same period. In total, our cash and cash equivalents and short- and long-term investments decreased by $122,485,000 during the period. This decrease was primarily due to $102,793,000 used for repurchases of long-term debt and $31,382,000 for capital expenditures. These decreases were partially offset by $13,742,000 of cash generated from operations, which is a decrease in cash flow from operations from $19,300,000 for 2009 and $90,336,000 for 2008 due to our unfavorable operating results in 2009 and 2010. For the twenty-six weeks ended March 27, 2011, cash flow from operations was $(4,000,000). We expect negative cash flow from operations through the third quarter of 2011.

In light of the significant decreases in our net sales over the past two completed fiscal years and the first twenty-six weeks of the current fiscal year and current uncertain market and economic conditions, we are aggressively managing our cost structure and cash position to ensure that we will meet our debt obligations while preserving the ability to make investments that will enable us to respond to customer requirements and achieve long-term profitable growth. We currently believe that our cash and cash equivalents, short-term investments, cash generated from operations and additional financing, if needed and as available given current credit market conditions and our operating performance, will be sufficient to meet our forecasted operating expenses, other debt service requirements, debt and equity repurchases and capital expenditures through 2011.

On June 14, 2011, we announced that we are currently in discussions with a U.S. bank to establish a secured credit facility of up to $35 million. As currently proposed, the credit facility would be secured by a first priority lien on substantially all of our non-real property assets and those of our subsidiaries, and would contain financial and non-financial covenants. The credit facility, as currently proposed, would reach maturity in October 2012 unless the aggregate outstanding principal amount of the Old Notes is reduced to a certain amount, which would extend the maturity to October 2014. These discussions are ongoing, no commitments have been made and there is no guarantee that any credit facility will be entered into. We expect that any loans made under the facility would be used for general corporate and working capital purposes and to improve our liquidity.

Holders of the Old Notes may require us to purchase all or a portion of their Old Notes for cash as early as January 15, 2013, and holders of February Notes and any New Notes may require us to purchase all or a portion of their February Notes or New Notes for cash as early as January 15, 2015. We anticipate that we would need to obtain additional financing if the holders of the Old Notes, February Notes or any New Notes require us to purchase all or a portion of their Old Notes, February Notes or New Notes for cash on those dates. Our ability to obtain additional financing will depend upon a number of factors, including our future performance and financial results and general economic and capital market conditions. We cannot be certain that we will be able to raise additional financing on terms acceptable to us, including covenants that we will be able to comply with in the short term, or at all, if needed. If we are unable to obtain new financing, if and when necessary, our future financial results and liquidity could be materially adversely affected.

See “Risk Factors – Risks Related to Our Company – We may not be able to generate enough cash or secure enough capital to service our existing debt obligations or execute our current and future business plans” and “– We will need a significant amount of funds over the next several years to achieve our long-term growth objectives and to meet our debt obligations” for additional information about liquidity.

Effective December 19, 2008, we entered into a settlement (the “UBS Settlement”) with UBS AG, UBS Financial Services Inc. and UBS Securities LLC (collectively, “UBS”) that provided liquidity for our ARS portfolio held with UBS and to resolve pending litigation between the parties. The UBS Settlement provided for certain arrangements, one of which was our acceptance of an offer by UBS to issue to us ARS rights (the “Rights Offering”), which allowed us to require UBS to repurchase at par value all of the ARS held by us in accounts with UBS at any time during the period from June 30, 2010, through July 2, 2012 (if our ARS had not previously been sold by us or by UBS on our behalf or redeemed by the respective issuers of those securities). During the fourth quarter of 2010, we exercised the rights issued to us in the Rights Offering for the remaining ARS held by us and subject to the Rights Offering.

As part of the UBS Settlement, we also entered into a loan agreement with UBS Credit Corp. (“UBS Credit”), which provided us with a line of credit (the “UBS Credit Line”) secured only by the ARS we held in accounts with UBS. The proceeds derived from any sales of the ARS we held in accounts with UBS were to be applied to repayment of the UBS Credit Line. Following our exercise of the rights issued to us in the Rights

Offering, the proceeds of the repurchase of ARS were applied to repay the UBS Credit Line. As of September 26, 2010, we had repaid all of the UBS Credit Line available to us.

On March 19, 2010, we entered into a settlement agreement with Citigroup Global Markets Inc. (“CGMI”) providing for the sale of a portion of our ARS. We received approximately $19,313,000 in cash (plus accrued interest) in exchange for $22,600,000 in principal amount of our ARS. As a result, we recorded an additional realized loss on the sale of these ARS of $528,000 during the quarter ended March 28, 2010. As of December 27, 2009, we had recorded an other-than-temporary realized loss of $2,793,000 on these ARS. For a three-year period, the settlement agreement with CGMI provides us with the option to repurchase some or all of these ARS at the price for which we sold them, and the potential for additional recoveries in the event of issuer redemptions. As part of the settlement agreement, we agreed to dismiss with prejudice an arbitration proceeding between us and CGMI and an affiliate of CGMI relating to these ARS.

In January 2006, we issued the Old Notes described above. In February 2003, we issued and sold $150,000,000 aggregate principal amount of the 2.25% Notes that matured and were retired on March 15, 2010. During 2009, we spent $89,525,000 to repurchase $104,446,000 par value of our 2.25% Notes on the open market using our available cash and cash equivalents, at varying discounts to face value. Upon completion of the repurchases, the repurchased 2.25% Notes were cancelled. The resulting gain of $14,461,000 is included in our consolidated financial statements for 2009.

In May 2008, FASB issued authoritative guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This guidance specifies that convertible debt instruments that may be settled in cash upon conversion shall be separately accounted for by allocating a portion of the fair value of the instrument as a liability and the remainder as equity. The excess of the principal amount of the liability component over its carrying amount shall be amortized to interest cost over the effective term. The provisions of this guidance apply to the Old Notes. We adopted the provisions of this guidance beginning in our first quarter of 2010, as discussed in Note 1 to our annual consolidated financial statements included in this prospectus.

During the fourth quarter of 2009, we spent $19,987,000 to repurchase $27,500,000 par value of the Old Notes on the open market using our available cash and cash equivalents, at an average discount to face value of approximately 27 percent. At the time of the repurchase the Old Notes had a book value of $23,139,000, which includes the par value of the Old Notes, offset by the remaining debt discount of $4,361,000. Upon completion of the repurchases, the repurchased Old Notes were cancelled. The resulting gain of $2,792,000 is included in our consolidated financial statements for 2009.

During the first and second quarters of 2010, we spent $11,488,000 to repurchase $11,500,000 par value of our 2.25% Notes on the open market using our available cash and cash equivalents. Upon completion of the repurchases, the repurchased 2.25% Notes were cancelled. On the maturity date of the 2.25% Notes, March 15, 2010, we used our available cash and cash equivalents to pay par value of $34,054,000 to retire all of the outstanding 2.25% Notes. None of the 2.25% Notes remain outstanding.

In February 2011, we completed the Tender/Exchange Offer. In connection with the Tender/Exchange Offer, we issued $40,000,000 of the New Notes pursuant to the New Note Indenture. As a result of the Tender/Exchange Offer, we retired an aggregate principal amount of $75,294,000 of the Old Notes in February 2011. We made cash payments of $30,000,000 for the purchase of $35,294,000 aggregate principal amount of the Old Notes and we issued $40,000,000 aggregate principal amount of the New Notes in exchange for $40,000,000 aggregate principal amount of the Old Notes.

Our suspension assembly business is capital intensive. The disk drive industry experiences rapid technology changes that require us to make substantial ongoing capital expenditures in product and process improvements to maintain our competitiveness. Significant industry technology transitions often result in increasing our capital expenditures. The disk drive industry also experiences periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction, which also results in fluctuations in our capital expenditures. Cash used for capital expenditures totaled $7,393,000 for the twenty-six weeks ended March 27, 2011, $31,382,000 for 2010, $20,609,000 for 2009 and $65,603,000 for 2008. The decrease from 2008 to 2009 was primarily due to the weakened demand for our suspension assemblies in 2009 and our actions to reduce our overall cost structure and increase our cash position. Capital spending for 2010 was primarily for additional TSA+ flexure production capacity, establishing our Thailand assembly operation and new tooling program. We currently anticipate capital expenditures to be approximately $20,000,000 to $25,000,000 in 2011, primarily for additional TSA+ flexure production capacity and tooling and manufacturing equipment for new process technology and capability improvements, such as DSA suspension assemblies. As the full transition to TSA+ suspensions takes place over the next two to three years, our capital expenditures could increase as we add capacity as needed. Financing of these capital expenditures will be principally from operations, our current cash, cash equivalents, our credit facility or additional financing, if available given current credit market conditions.

Our capital expenditures for the Disk Drive Components Division are planned based on anticipated customer demand for our suspension assembly products, market demand for disk drives, process improvements to be incorporated in our manufacturing operations and the rate at which our customers adopt new generations of higher performance disk drives and next-generation read/write technology and head sizes, which may require new or improved process technologies, such as additive processing to produce flexures for our TSA+ suspensions. Capital spending is also based on our ability to fund capital expenditures, as needed, with cash generated from operations, our current cash, cash equivalents, short-term investments or additional financing, if available given current capital market conditions.

We manage our capital spending to reflect the capacity that we expect will be needed to meet disk drive industry customer forecasts. However, existing work in process with vendors and lengthy lead times sometimes prevent us from adjusting our capital expenditures to match near-term demand. This can result in underutilization of capacity, which could lower gross profit.

Although we are reducing the cost structure of our BioMeasurement Division, we will continue to market and sell our InSpectra StO2 products and will have continued operating losses until our products are more widely accepted in the marketplace. Our BioMeasurement Division incurred an operating loss of $5,626,000 for the twenty-six weeks ended March 27, 2011, $23,959,000 for 2010, $23,485,000 for 2009 and $22,662,000 for 2008. We are taking actions expected to reduce costs in this division, which will reduce future operating losses. Our future losses, however, along with growing working capital needs as the business grows, will negatively affect our ability to generate cash.

On May 15, 2009, we entered into an agreement to sell our real property in Sioux Falls, South Dakota and certain related personal property for cash consideration of $12,000,000. The sale closed on July 17, 2009. The sale resulted in a gain of $1,861,000 which was recorded in our fourth quarter of 2009. We closed our Sioux Falls, South Dakota facility at the end of June 2009 and consolidated the related suspension assembly operations into our Eau Claire, Wisconsin and Hutchinson, Minnesota sites.

In 2008, our board of directors approved a share repurchase program authorizing us to spend up to $130,000,000 to repurchase shares of our common stock from time to time in the open market or through privately negotiated transactions. The maximum dollar value of shares that may yet be purchased under the share repurchase program is $72,368,000. We have not repurchased any shares since 2008.

During 2008 and 2009, we entered into contracts to hedge gold commodity price risks through February 2010. As of September 26, 2010, we did not have any outstanding derivative contracts on our consolidated balance sheets. See Note 8 to our annual consolidated financial statements included in this prospectus for additional information on our derivative instruments.

Contractual Obligations

The following table presents our contractual obligations at September 26, 2010 (in thousands):

	Payments Due by Period
	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Total debt	$198,445	$945	$197,500	$—	$—
Interest expense	102,730	6,448	12,838	12,838	70,606
Capital leases	606	335	271	—	—
Operating leases	11,162	4,270	5,504	1,388	—

Total	$312,943	$11,998	$216,113	$14,226	$70,606

As of September 26, 2010, the liability balance for uncertain tax positions was $7,516,000. We are not able to reasonably estimate in which future periods these amounts will ultimately be settled.

Holders of Old Notes may require us to purchase all or a portion of the Old Notes for cash as early as January 15, 2013.

During 2009, we spent $19,987,000 to repurchase $27,500,000 par value of Old Notes on the open market using our available cash and cash equivalents, at an average discount to face value of approximately 27 percent. At the time of the repurchase, the Old Notes had a book value of $23,139,000, which includes the par value of the Old Notes, offset by the remaining debt discount of $4,361,000. As of September 26, 2010, we had $197,500,000 par value of the Old Notes outstanding. Upon completion of the repurchases, the repurchased Old Notes were cancelled. The resulting gain of $2,792,000 is included in our consolidated financial statements for the year ended September 26, 2010.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimation and judgment that affect the reported amounts of revenues, expenses, assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Following are our most critical accounting policies that affect significant areas and involve judgment and estimates. If these estimates differ materially from actual results, the impact to the consolidated financial statements may be material.

Revenue Recognition - We recognize revenue from the sale of our products when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. Amounts billed to customers for shipping and handling costs associated with products sold are classified as revenue.

For all sales, we use a binding purchase order as evidence of an arrangement. Delivery generally occurs when product is delivered to a common carrier. Certain of our products are delivered on an FOB destination basis. We defer our revenue associated with these transactions until the product has been delivered to the customer’s premises.

We also store Disk Drive Components Division inventory in VMI facilities, which are warehouses located close to the customer’s manufacturing facilities. Revenue is recognized on sales from such facilities upon the transfer of title and risk of loss, following the customer’s acknowledgement of the receipt of the goods.

We also enter into arrangements with customers that provide us with reimbursement for engineering services and specific program capacity to partially offset the costs of our investment. We recognize the associated revenue over the estimated life of the program to which the services and capacity relate.

Investments - We account for securities available for sale in accordance with FASB guidance regarding accounting for certain investments in debt and equity securities, which requires that available-for-sale and trading securities be carried at fair value. Unrealized gains and losses deemed to be temporary on available-for-sale securities are reported as other comprehensive income (“OCI”) within shareholders’ equity. Realized gains and losses and decline in value deemed to be other than temporary on available-for-sale securities are included in “(Loss) gain on short- and long-term investments” and “Other income” on our consolidated statements of operations. Trading gains and losses also are included in “(Loss) gain on short- and long-term investments.” Fair value of the securities is based upon quoted market prices in active markets or estimated fair value when quoted market prices are not available. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis. We classify our securities available-for-sale as short- or long-term based upon management’s intent and ability to hold these investments. In addition, throughout 2009, the FASB issued various authoritative guidance and enhanced disclosures regarding fair value measurements and impairments of securities which help in determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.

Inventory Valuation - Inventories are valued at the lower of cost (first-in, first-out method) or market by analyzing market conditions, current sales prices, inventory costs and inventory balances.

We are dependent on a limited number of customers and a limited number of product programs for each customer. Because our products are custom built, we typically cannot shift work-in-process or finished goods from customer to customer or from one program to another for a particular customer. We evaluate inventory balances for excess quantities and obsolescence on a regular basis by analyzing backlog, estimated demand, inventory on hand, sales levels and other information. We write down excess and obsolete inventory to the lower of cost or market based on the analysis.

Long-Lived Assets - We evaluate the carrying value of long-lived assets, consisting primarily of property, plant and equipment, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn or significant reductions in projected future cash flows. In assessing the recoverability of long-lived assets, we compare the carrying value to the undiscounted future cash flows the assets are expected to generate. If the total of the undiscounted future cash flows is less than the carrying amount of the assets, the assets will be written down based on the excess of the carrying amount over the fair value of the assets. Fair value would generally be determined by calculating the discounted future cash flows using a discount rate based upon our weighted average cost of capital. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows. Our impairment analysis for the fourth quarter of 2010 indicated that no charge for impairment was required. Based on our forecast model, there was a cushion in excess of 10% between our expected undiscounted cash flows and the carrying value of our assets. Changes in these estimates could have a material effect on the assessment of long-lived assets.

Income Taxes - We account for income taxes in accordance with FASB guidance on accounting for income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized based on future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or change this allowance in a period, we must include an expense or a benefit within the tax provision in our statement of operations.

Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. Valuation allowances arise due to the uncertainty of realizing deferred tax assets. At September 26, 2010, and September 27, 2009, we had valuation allowances of $168,991,000 and $147,889,000, respectively. The FASB guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence, using a “more likely than not” standard. In making such assessments, significant weight is to be given to evidence that can be objectively verified. A company’s current or previous losses are given more weight than its future outlook. Under the guidance, our three-year historical cumulative loss was a significant negative factor. This loss, combined with uncertain near-term market and economic conditions, reduced our ability to rely on our projections of future taxable income in determining whether a valuation allowance was appropriate. Accordingly, we concluded that a full valuation allowance is appropriate. We will continue to assess the likelihood that our deferred tax assets will be realizable, and our valuation allowance will be adjusted accordingly, which could materially impact our financial position and results of operations.

Other Matters

See Note 1 to our annual consolidated financial statements included in this prospectus for a discussion of recent accounting pronouncements.

Inflation

Management believes inflation has not had a material effect on our operations or on our financial condition. We cannot be sure that our business will not be affected by inflation in the future.

Disclosures About Market Risk

We have no earnings or cash flow exposure due to market risk on our debt obligations that are subject to fixed interest rates. Interest rate changes, however, would affect the fair market value of this fixed rate debt. At September 26, 2010, we had fixed rate debt of $198,445,000, with a fair market value of approximately $145,614,000.

Our investing activities are guided by an investment policy, which is reviewed at least annually by our board of directors, and whose objectives are preservation and safety of capital, maintenance of necessary liquidity and maximizing of the rate of return within the stated guidelines. Our policy provides guidelines as to the maturity, concentration limits and credit quality of our investments, as well as guidelines for communication, authorized securities and other policies and procedures in connection with our investing activities.

We are exposed to various market risks and potential loss arising from changes in interest rates in connection with our cash, cash equivalents and marketable securities held in investment accounts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have no earnings or cash flow exposure due to market risk on our debt obligations that are subject to fixed interest rates. Interest rate changes, however, would affect the fair market value of this fixed rate debt. As of March 27, 2011, we had fixed rate debt of $162,334,000. At March 27, 2011, our fixed rate debt had a fair market value of approximately $126,990,000.

Our investing activities are guided by an investment policy, which is reviewed at least annually by our board of directors, and whose objectives are preservation and safety of capital, maintenance of necessary liquidity and maximizing of the rate of return within the stated guidelines. Our policy provides guidelines as to the maturity, concentration limits and credit quality of our investments, as well as guidelines for communication, authorized securities and other policies and procedures in connection with our investing activities.

We are exposed to various market risks and potential loss arising from changes in interest rates in connection with our cash, cash equivalents and marketable securities held in investment accounts.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding each of our current directors and executive officers:

Name	Age	Position
Jeffrey W. Green	70	Chairman of the Board of Directors and Director
Wayne M. Fortun	62	President, Chief Executive Officer and Director
Mark A. Augusti	45	Director
Martha Goldberg Aronson	43	Director
Russell Huffer	61	Lead Director
William T. Monahan	63	Director
Thomas R. VerHage	58	Director
David P. Radloff	52	Vice President and Chief Financial Officer
Connie L. Pautz	52	Vice President of Human Resources & Corporate Communications
Richard J. Penn	55	Senior Vice President & President of the Disk Drive Components Division
R. Scott Schaefer	57	Vice President and Chief Technology Officer

Jeffrey W. Green co-founded our company. He has been chairman of our board of directors since January 1983, and served as our chief executive officer from January 1983 to May 1996.

As a founder of our company, Mr. Green possesses intimate familiarity with the history and growth of our company. He has deep knowledge of its complex operations and the technologies associated with our production processes and products. This background and his ongoing participation in business efforts and strategy development uniquely position him as a valuable contributor to our board of directors.

Wayne M. Fortun has been with our company since 1975, was elected president and chief operating officer in 1983 and chief executive officer in May 1996, and is now president and chief executive officer. He is also a director of G&K Services, Inc. and C.H. Robinson Worldwide, Inc.

During Mr. Fortun’s 35 years with our company, he has developed extensive experience and critical knowledge of our company and the disk drive and medical device industries in which we operate. As our Chief Executive Officer, he is responsible for developing and implementing our strategy as well as communicating that strategy and motivating our workforce to achieve our goals. His service on the boards of two other public companies provides him with additional valuable operational and managerial perspectives. These competencies, in addition to Mr. Fortun’s intense familiarity with our company, make him uniquely qualified to serve on our board of directors.

Mark A. Augusti has been an executive with Smith & Nephew, a global health-care company focused on orthopaedic products and services, since April 2003. He has served as President of the Biologics and Spine business unit since January 2008, was President of the Orthopaedic Trauma and Clinical Therapies business unit from February 2006 to January 2008 and was Senior Vice President and General Manager of the Trauma Division from April 2005 to February 2006. Before joining Smith & Nephew, Mr. Augusti served as Vice President at JPMorgan Chase & Co. from 2000 to 2002 and held various positions with GE Medical Systems from 1987 to 2000.

Mr. Augusti’s substantial experience in the medical device and health-care industry gives our board of directors important business management, regulatory and marketing insights, in particular in connection with these industries. His operations experience in Europe and Asia is particularly helpful as our company establishes assembly operations in Thailand and expands sales of our BioMeasurement products in Europe. In addition, Mr. Augusti’s financial experience provides an additional valuable perspective in the development of our company’s strategy.

Martha Goldberg Aronson has been Senior Vice President and President, North America, of Hill-Rom Holdings, Inc., a leading worldwide manufacturer and provider of medical technologies and related services for the health-care industry, since August 2010. Prior to joining Hill-Rom, she served as Senior Vice President at Medtronic, Inc., a leading manufacturer of medical devices, from March 2008 to November 2009, as Medtronic’s Vice President – Investor Relations from May 2006 to March 2008 and as its Vice President, Western Europe, from 2003 to 2006. Prior to joining Medtronic in 1991, Ms. Goldberg Aronson was an associate consultant at Bain & Company, a global management consulting firm.

Ms. Goldberg Aronson’s years of experience in management consulting and the medical technology and health-care industry provide her with knowledge and expertise in the development and communication of effective business strategies and the pursuit of technological innovation. She provides useful perspective on international business matters, drawing upon her tenure in an international executive position. In addition, her general experience in engaging and communicating with investors provides particular insight to the board of directors in connection with our company’s investors.

Russell Huffer has been Chairman of Apogee Enterprises, Inc., a manufacturer of glass products, services and systems, since June 1999. He has been President, Chief Executive Officer and a director of Apogee since January

1998, and has served in various senior management positions with Apogee or its subsidiaries since 1986. On October 9, 2009, Mr. Huffer was appointed to serve as lead director of our board of directors.

Mr. Huffer’s experience as a chief executive officer and in other senior management positions at Apogee provides extensive operational and management insight to our company. His many years at Apogee provide a deep familiarity with the issues associated with technology excellence and operations in a manufacturing company. As the chief executive of a public company, he also has a keen understanding of the management and operational requirements of a publicly traded company.

William T. Monahan spent 24 years at 3M Co. leading numerous business and international operations. He was Chairman of the Board, President, Chief Executive Officer and a director of Imation Corp., a developer, manufacturer and marketer of data storage and imaging products and services, from March 1996 to June 2004. He is also a director of Pentair, Inc., The Mosaic Company and Solutia Inc.

Mr. Monahan has extensive experience in the data storage industry with specific experience in cost structure, marketing and pricing strategy, operations excellence and investor relations. He has led large manufacturing businesses and companies, and serves on boards of other industrial manufacturing companies. His broad experience in managing and overseeing global operations provides valuable expertise to our board of directors.

Thomas R. VerHage has been Vice President and Chief Financial Officer of Donaldson Company, Inc., a worldwide provider of filtration systems and replacement parts, since March 2004. Prior to that time, he was a partner at Deloitte & Touche LLP, an independent registered public accounting firm, from 2002 to 2004, and a partner at Arthur Andersen LLP from 1987 to 2002. He is also a director of Franklin Electric Co., Inc.

Mr. VerHage has extensive public company finance, accounting and audit experience, in his current role as chief financial officer of a global manufacturing company and in his past positions in the public accounting industry. Mr. VerHage’s financial and public accounting experience provide him with broad knowledge related to financial oversight and management of financial resources. As the chief financial officer of a public company, he also has relevant and valuable expertise in providing guidance on financial and risk management processes and in communicating with investors. In addition, Mr. VerHage has valuable insights into our Disk Drive Components Division’s end markets and customers through his work with Donaldson Company’s disk drive filter business.

David P. Radloff was elected Vice President and Chief Financial Officer in September 2010. He served as Corporate Controller from January 2009 to September 2010. Prior to that, he served as Vice President of Corporate Finance from December 2007 to January 2009 and Chief Information Officer from February 2000 to January 2009. He has been with HTI since 1986.

Connie L. Pautz was elected Vice President of Human Resources & Corporate Communications in December 2009. She served as Human Resources Director from January 2009 to December 2009 and as Corporate Communications Director from March 2001 to December 2009. She has been with HTI since 1984.

Richard J. Penn was elected Senior Vice President and President of the Disk Drive Components Division in March 2011. He previously served as Senior Vice President and President of the BioMeasurement Division from April 2007 to March 2011. From November 2005 to April 2007, he served as Senior Vice President and President of the Disk Drive Components Division and from October 2003 to November 2005 he was Vice President of Operations. Mr. Penn has been with HTI since 1981.

R. Scott Schaefer was elected Vice President in May 1990 and is now Vice President and Chief Technology Officer. He has been with HTI since 1979.

None of the above directors or executive officers is related to each other.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis provides information about the fiscal 2010 compensation program for our named executive officers, who were:

•	Wayne M. Fortun, President and Chief Executive Officer;

•	David P. Radloff, Vice President and Chief Financial Officer since September 3, 2010;

•	Richard J. Penn, Senior Vice President and President of the BioMeasurement Division;

•	R. Scott Schaefer, Vice President and Chief Technology Officer;

•	Kathleen S. Skarvan, Senior Vice President and President of the Disk Drive Components Division until March 11, 2011;

•	John A. Ingleman, our Senior Vice President and Chief Financial Officer until March 8, 2010; and

•	Steven L. Polacek, our Senior Vice President and Chief Financial Officer from March 8, 2010 until September 3, 2010.

The first five individuals named above are referred to as our “continuing named executive officers.”

Overview

The disk drive industry in which we principally operate is intensely competitive, and demand for the components that we supply can fluctuate dramatically due to a variety of factors. During the past three fiscal years, an unprecedented global recession and the resulting negative effects on the markets in which we operate have exacerbated the market challenges we face in both our Disk Drive Components business and our developing BioMeasurement business. As a result, we have experienced greatly decreased annual revenues, significant net losses and a significantly diminished stock price. In response, we have taken actions to restructure our business and reduce our costs. Consistent with our pay for performance principles, these developments have had a significant negative effect on the compensation of our executive officers during fiscal years 2008–2010:

•

The base salaries of all executive officers were reduced by 5% during fiscal 2008 and by another 5% in fiscal 2009, with an increase in base salaries in the first quarter of fiscal 2010 sufficient to reverse only one-half of the previous salary reductions.

•	There have been no payouts to executive officers under our annual cash incentive plan during any of the past three fiscal years.

•

Equity awards continued to be comprised exclusively of stock options which deliver value to the employee only if our shareholders realize appreciation in the value of their shares held over the same period.

•

Except for stock options granted in December 2008 with an exercise price of $3.03 per share, all stock options held by our executive officers have an exercise price that is substantially greater than our 2010 fiscal year-end share price of $3.38. No named executive officer has exercised any option during the past three years, except for exercises early in fiscal 2008 in which negligible value was realized from options that were about to expire.

In response to the attraction, retention and motivational challenges presented by these developments, our compensation committee has acted to modify our executive compensation program in certain respects:

•

The pool of shares designated for annual option awards in fiscal 2010 and fiscal 2009 was increased over the size of the year earlier pool to facilitate option awards covering a larger number of shares to employee option recipients, including the named executive officers. The grant date fair value of the fiscal 2010 and 2009 awards to the named executive officers was, nevertheless, less than that of the fiscal 2008 awards, and especially so in fiscal 2009.

•

In fiscal 2009, the benefits available to executive officers and other key employees under our existing severance pay plan were enhanced in order to better align our compensation program with market practices and to aid in retaining key employees as we continued to respond to challenging business and economic conditions.

•

In fiscal 2010, we entered into change in control severance agreements with our named executive officers to provide benefits to these executives if their employment is terminated without cause or for good reason within 24 months after a change in control of the company. The benefits specified in these agreements will be provided in lieu of severance pay plan benefits in the event of a change in control.

•	For fiscal 2011, the compensation committee has approved certain changes to our annual cash incentive plan, as discussed more fully starting on page 68.

Compensation Philosophy

The intent of our executive compensation program is to attract, motivate and retain talented executives, and to reward our company’s executives for achieving the financial and strategic goals essential to our company’s long-term success. The key principle we follow in evaluating our overall program is that the total compensation an executive receives must be highly aligned with the value created for our shareholders.

Our executive compensation program is designed to:

•	make our total compensation program competitive with the compensation practices of comparable companies in the technology and life sciences industries;

•

make a significant portion of an executive’s total compensation variable and performance-based, and place greater emphasis on the variable and performance-based elements as the responsibilities of a position increase;

•	provide an annual cash incentive opportunity that rewards executives’ achievement of financial and strategic business goals;

•	align the financial interests of our executives with those of our shareholders by delivering a significant portion of their compensation in the form of a long-term equity-based incentive; and

•	avoid encouraging unnecessary or excessive risk taking.

Compensation Elements

Total direct compensation (“TDC”) for executives consists of three primary components: (a) base salary; (b) annual cash incentive; and (c) long-term equity incentive.

•

Base Salary – Our base salary component is designed to recognize an executive’s knowledge, skills, abilities and on-going performance. We target base salary for all executives to be at a level consistent with our assessment of their value relative to their peers in the labor market, while also taking into account our need to reduce and control costs in response to challenging business conditions.

•

Annual Cash Incentive – Our annual cash incentive plan is designed to place a substantial portion of an executive’s annual cash compensation at risk based on achievement of financial and strategic goals. The annual incentive target amounts are set to be reflective of the market information for each executive position and, as the level of responsibility increases, represent a larger portion of an executive’s total cash compensation opportunity.

•

Long-Term Equity Incentive – Our long-term incentive program uses stock options because they deliver value to the employee only if our shareholders have realized appreciation in the value of their shares held over the same period. Our stock options are granted at fair market value.

In addition to these elements of TDC, our executive compensation program includes severance arrangements for senior executives as discussed starting on page 67, a limited number of perquisites (a monthly car allowance, financial planning/tax preparation assistance and an annual physical examination), and participation in the same programs involving health and welfare benefits, 401(k) retirement benefits, length of service awards, employee managed time off and overseas business travel expense reimbursements as are made available to our employees generally.

Pay for Performance

Our executive compensation program is intended not only to retain and attract highly qualified and effective managers, but also to motivate them to substantially contribute to our future success for the long-term benefit of shareholders and appropriately reward them for doing so. Consistent with these objectives, we believe that there should be a strong relationship between pay actually received and corporate performance (as reflected in both financial results and stock price), and our executive compensation program reflects this belief. Specifically, it has been our practice to provide a significant portion of each executive officer’s TDC opportunity in the form of an annual cash incentive opportunity and stock option grants. An increasing emphasis is placed on these variable components of the TDC opportunity as the level of responsibility of the executive officer’s position increases, although we have no specific policies governing the allocation of the TDC opportunity among these components.

The following chart illustrates for each continuing named executive officer the allocation of fiscal 2010 target TDC between base salary, annual cash incentive and stock options (based on their grant date fair value):

(1)	Mr. Radloff received his fiscal 2010 option award prior to his promotion to chief financial officer.

We also believe that long-term performance is the most important measure of our success in managing our businesses for the long-term benefit of our shareholders. Consistent with that belief, we have historically allocated a significant portion of the annual TDC opportunity to stock options, the long-term equity-based component whose ultimate value to our employees is purely a function of stock price appreciation. In fiscal 2009 and 2010, however, the decrease in our company’s stock price made it impossible to issue stock option awards with grant date fair values comparable to the values associated with option awards in prior years without incurring levels of shareholder dilution and share usage under our 1996 Incentive Plan, as amended and restated on October 10, 2008 (the “1996 Incentive Plan”) that would have been unacceptable to the compensation committee. This was particularly true in fiscal 2009. As a result, the compensation committee approved option awards to our continuing named executive officers in fiscal 2009 and 2010 which, while involving a larger number of shares each year than in previous years, had an aggregate grant date fair value less than the corresponding value of awards made to the same individuals in either fiscal 2007 or 2008. The following table summarizes the option awards to the group consisting of our five continuing named executive officers during fiscal 2007–2010:

Fiscal Year	Shares Subject to Aggregate Option Awards	Aggregate Grant Date Fair Value ($)
2010	261,000	1,538,856
2009	190,000	391,400
2008	149,500	2,183,896
2007	141,500	2,014,394

The continuing volatility of the price of our common stock has similarly affected the award of options for fiscal 2011, which were approved by the compensation committee on December 1, 2010. These option awards to each of our continuing named executive officers are summarized in the following table, and for each of those individuals involves the same number of shares as the fiscal 2010 option award, except for Mr. Radloff, whose award size was increased to reflect his recent promotion to chief financial officer.

Name and Position	Number of Option Shares Issued
Wayne M. Fortun President and Chief Executive Officer	100,000
David P. Radloff Vice President and Chief Financial Officer	30,000
Richard J. Penn Senior Vice President and President of the BioMeasurement Division	55,000
R. Scott Schaefer Vice President and Chief Technology Officer	35,000
Kathleen S. Skarvan Senior Vice President and President of the Disk Drive Components Division	55,000
All executive officers as a group	295,000
All other employees as a group	508,831

Each of the option awards summarized in the foregoing table has an exercise price of $3.03 per share, vests and becomes exercisable as to 50% of the shares subject to the option on the second and third anniversaries of the grant date, and has a term of 10 years. Despite the fact that the number of shares subject to option awards to these individuals as a group increased from 261,000 to 275,000, the aggregate grant date fair value of these awards decreased from $1,538,856 in fiscal 2010 to an estimated $665,500 for the fiscal 2011 awards. This decrease reflected the fact that the exercise price of the fiscal 2010 option grants is $7.35, while the exercise price for the fiscal 2011 grants is $3.03.

The variability of the grant date fair values of option awards in recent years has had a significant impact on the target TDC of our named executive officers from year to year. This has particularly been the case for our chief executive officer, for whom variations in the grant date fair value of option awards have accounted for 90% or more of the year-to-year variations in target TDC in recent years. The graph below shows the target TDC for our chief executive officer, Mr. Fortun, during each of the last five fiscal years, as well as an estimated amount for fiscal 2011. The fiscal 2011 amount consists of the base salary and target annual cash incentive amounts approved by the compensation committee on December 1, 2010 and the estimated grant date fair value for his fiscal 2011 option award. The lower target TDC for each year in the fiscal 2009–2011 period as compared to fiscal 2007 and 2008 reflects the position taken by the compensation committee described earlier that while the company’s stock price remained severely depressed, it could not issue stock option awards with grant date fair values comparable to those in fiscal 2007–2008. At the same time, however, the compensation committee also recognized the importance to the company, in the face of salary reductions, severely underwater option awards and annual cash incentive plan targets that became unachievable, of recognizing the efforts of Mr. Fortun and other members of management to respond to extraordinarily challenging industry and economic conditions by providing option awards involving a larger number of shares. For Mr. Fortun, the largest increase in the number of option shares received (15,000) occurred from fiscal 2008 to 2009, a smaller increase (10,000 shares) occurred from fiscal 2009 to 2010, and there was no increase from fiscal 2010 to 2011. Nevertheless, due to stock price volatility, his target TDC plunged from fiscal 2008 to 2009, partially recovered from fiscal 2009 to 2010, and then returned to the fiscal 2009 level in fiscal 2011.

Given the nature of the variable compensation components, the actual compensation paid out under the annual cash incentive plan or realizable through the exercise of vested stock options can and does vary significantly from targeted compensation levels. Whether and to what degree the company and its divisions achieve their pre-established financial and operational performance goals under the annual cash incentive plan, and the degree to which the company’s stock price appreciates, if at all, as a result of this financial and operational performance, together determine the degree to which compensation that is actually realized or realizable corresponds to targeted compensation amounts. When we surpass performance objectives, our executives are rewarded accordingly through the operation of these variable components, but when we fall short of our objectives, compensation actually received decreases correspondingly. As noted earlier, during the past three years, the company’s performance has been such that the TDC actually received by our executive officers has essentially consisted solely of base salary.

As an example, the following table shows that the actual TDC received and receivable by our chief executive officer during the past five fiscal years (2006–2010) was only 34.1% of his target TDC for those years. For purposes of this table, target TDC includes (a) base salary for each year, (b) the target payout under the annual cash incentive plan for each year, and (c) the grant date fair value of the stock option awards received during the five-year period. On the other hand, actual TDC for the five-year period includes (a) base salary for each year, (b) the actual amounts received under the annual cash incentive plan for the five-year period, and (c) the in-the-money value as of the last day of the five-year period of exercisable stock options granted during the five-year period.

Time Period	CEO Target TDC	CEO Actual TDC	CEO Actual TDC as Percentage of CEO Target TDC
Fiscal 2006-2010	$9,570,534	$3,266,893	34.1%

Market Competitiveness Review

We use the Radford Global Technology and Global Life Sciences Surveys as our primary sources of market information about executive compensation practices because they reflect compensation practices in the technology and life sciences industries. We also include the Towers Watson Report on Top Management Compensation in our annual market review to add a perspective of the broader manufacturing labor market. In utilizing these surveys, we focus primarily on the compensation practices of those organizations considered most comparable to our company in terms of annual revenue, number of employees and/or location. The compensation data derived from these surveys is used to inform the compensation committee’s decisions. This includes decisions on base salary, annual cash incentive, long-term equity incentives and allocations between these three components of total direct compensation. The compensation committee does not establish specific compensation parameters for each position based on the survey data.

Management Involvement in Compensation Process

Management’s involvement in the executive compensation process includes an analysis and presentation to the compensation committee of market data for each executive officer position. Management also presents the compensation history for each executive officer, recommendations for performance measures to be used in the annual cash incentive plan and recommendations from the chief executive officer as to appropriate levels of compensation for each executive officer other than himself. The chief executive officer provides an assessment of the performance of all executive officers, their capabilities relative to their current positions and their future potential in order to give the compensation committee a basis for his compensation recommendations. For the chief executive officer, the compensation committee reviews performance feedback from each of the chief executive officer’s direct reports and all members of the board of directors to determine the recommended level of compensation. The compensation committee reviews all the executive officer total compensation packages to assure that they are appropriate as a whole and are equitable relative to each other. All long-term equity grants are approved by the compensation committee. The compensation committee’s recommendations on base salary and annual cash incentive for the chief executive officer and the chairman of the board are presented to the independent directors for approval. The compensation committee’s recommendations for the remaining executive officers are presented to the full board for approval.

Use of Consultants

Historically, our compensation committee has not used outside compensation consultants, but has chosen to use a variety of tools and resources, including regular updates at their scheduled meetings, to assure that the committee members are well informed on current issues and trends related to executive compensation. During fiscal 2010, however, the compensation committee engaged Towers Watson to provide advice and assistance in connection with the design and approval of the 2011 Equity Incentive Plan that was presented to our shareholders for their approval at the 2011 annual meeting of shareholders. Towers Watson provided no other services to the company during fiscal 2010 beyond these executive compensation consulting services.

Base Salary

Annual base salaries are set by the compensation committee early in each fiscal year after giving consideration to both market data for comparable positions and an assessment of the executive officer’s value to the company relative to peers in the labor market. In making these assessments, the compensation committee (in setting the chief executive officer’s salary) and the chief executive officer (in making recommendations to the compensation committee for other executive officers) consider factors such as the responsibilities of the position; the individual’s experience; individual performance in areas such as leadership, strategic contributions and execution of responsibilities; the company’s financial position; and restructuring and cost reduction efforts.

As part of a company-wide program to restructure operations and reduce costs in response to reduced demand for our products due to the weakened global economic environment, the compensation committee reduced the annual base salary of each executive officer by 5% in May 2008 and again in January 2009. In December 2009, the compensation committee reinstated the annual base salary that was in effect for each executive officer prior to the second salary reduction, effectively increasing their annual base salaries by one-half of the amount of the previous salary reductions. Other than an increase in base salary for Mr. Radloff upon his promotion to chief financial officer in September 2010, no other increases in base salaries have been received by the named executive officers since December 2007.

Annual Cash Incentive

An annual cash incentive target amount, expressed as a percentage of base salary, was established by the compensation committee for each named executive officer at the beginning of fiscal 2010 (or upon hiring, in the case of Mr. Polacek) and is set forth in the second column of the table below. These percentages were unchanged from the previous fiscal year, and were set by the compensation committee giving consideration to the responsibilities of each position, market data and the intent to link a significant portion of each executive’s total compensation opportunity to the annual performance of the company.

In structuring the annual cash incentive plan for fiscal 2010, the compensation committee sought to utilize performance measures that would be related to both the near- and long-term success of the company and the value provided to our shareholders. The fiscal 2010 annual cash incentive plan incorporated both corporate financial measures and divisional strategic and financial measures. The corporate financial measures for fiscal 2010 were

Earnings Before Taxes (“EBT”) for the fiscal year and Cash and Liquid Investments Balances (“CLIB”) held by the company at fiscal year end. The allocation of each named executive officer’s annual cash incentive opportunity for fiscal 2010 among these performance measures is set forth in the last four columns of the following table.

		Portion of Annual Cash Incentive Dependent on Achievement of:
Name	Incentive Target Amount as % of Base Salary	Corporate EBT Goal	Corporate CLIB Goal	Disk Drive Components Division Goals	BioMeasurement Division Goals
Mr. Fortun	100%	30%	20%	25%	25%
Mr. Radloff	40%	30%	20%	25%	25%
Mr. Penn	60%	24%	16%	—	60%
Mr. Schaefer	50%	30%	20%	25%	25%
Ms. Skarvan	50%	30%	20%	50%	—
Mr. Ingleman	50%	30%	20%	25%	25%
Mr. Polacek	50%	30%	20%	25%	25%

Achievement of threshold performance with respect to any performance measure would ordinarily result in a payout of 50% of the target payout allocated to that performance measure, while meeting or exceeding the specified maximum level of performance with respect to any performance measure would ordinarily result in a payout of 200% of the target payout allocated to that performance measure. The compensation committee did, however, specify that total payouts under the annual cash incentive plan for fiscal 2010 could not exceed the sum of 50% of the first $6,400,000 of our actual EBT and 25% of our actual EBT in excess of $6,400,000. If the amount of EBT available for annual cash incentive payments in 2010 according to this formula proved to be less than incentive amounts that would otherwise be payable, incentive payouts would be reduced proportionately or eliminated if the company failed to achieve positive EBT.

EBT has been used for a number of years as a corporate financial measure in the annual cash incentive plan. The compensation committee set specific EBT goals for fiscal 2010 with the intention of creating an incentive for achieving positive earnings performance and potentially above targeted EBT levels. Recognizing the challenges presented by difficult industry and general economic conditions and the level of our investments in new disk drive component manufacturing technology and in our BioMeasurement Division, the EBT performance levels for fiscal 2010 as shown in the table below were set at lower absolute levels than in previous years and with less spread between the levels. Performance between the specified threshold, target and maximum levels for EBT would result in a proportionate payout between the indicated payout levels. The compensation committee added the CLIB measure in fiscal 2010 to ensure appropriate focus on cash management in light of current business and economic conditions. The following table summarizes the fiscal 2010 corporate financial goals and the company’s actual performance:

	Performance Level			Actual Performance
Performance Measures	Threshold	Target	Maximum
Earnings Before Taxes (EBT)	Breakeven	$6,400,000	$19,200,000	$(60,300,000)
Cash & Liquid Investments Balance (CLIB)	$90,000,000	$100,000,000	$150,000,000	$104,500,000

When establishing the divisional strategic goals, the compensation committee approved threshold, target and maximum goals for each performance measure. The two equally weighted strategic and financial measures selected by the compensation committee for the Disk Drive Components Division for fiscal 2010 consisted of reductions in per unit production costs and specified milestones related to the startup of our manufacturing facility in Thailand. The measures selected for the BioMeasurement Division for fiscal 2010 involved division revenue (accounting for 40% of divisional goals) and revenue from repeat customers, scope of InSpectra™ StO2 product use at specified medical centers, and the rollout of a new product (each accounting for 20% of divisional goals). These measures were selected and the related goals established because of their importance not only to performance in fiscal 2010, but also to the longer-term success of the respective divisions. The compensation committee intends that the level of difficulty of the divisional goals is such that they will drive continuous improvement in our company, and believes that the difficulty of achieving the specified divisional goals during fiscal 2010 was comparable to the difficulty of achieving the corporate financial goals.

Although the compensation committee retains the authority to adjust performance goals to exclude the impact of charges, gains or other factors that the compensation committee believes are not representative of the underlying financial or operational performance of our company, no such adjustments were made for fiscal 2010.

Because the company did not achieve positive EBT in fiscal 2010, no annual cash incentive plan payouts were made to executive officers for fiscal 2010. The degree to which the annual cash incentive plan payouts have been made for the five most recent fiscal years, expressed as a percentage of target payout, are shown in the table below:

Fiscal Year
2010	2009	2008	2007	2006
0%	0%	0%	12.5%	25%

Long-Term Equity Incentive

We use stock options with an exercise price equal to the fair market value of our common stock on the date of grant as our long-term equity incentive because they deliver value to the employee only if our shareholders realize appreciation in the value of their shares held over the same period.

Our annual option granting process begins with the compensation committee providing direction to management on the total number of shares available to grant for the year, considering current and projected overhang as well as comparative run rates determined by reference to practices within our industry and guidelines published by institutional investors and proxy advisory services. The compensation committee increased the pool of shares available for option awards in fiscal 2010 to approximately 4% of the shares outstanding at the beginning of the fiscal year from the 3% level used in fiscal 2009. The increased number of option shares awarded for fiscal 2010 remains at or below average annual run rates for companies in the technology industry and within guidelines published by proxy advisory services. As was the case when the pool of option shares to be awarded was increased in fiscal 2009, the compensation committee believes that such an increase in award sizes is necessary because the substantial decline in our stock price has substantially reduced the performance and retention incentives provided by our existing option awards, most of which are deeply “underwater.”

Once the size of the available option pool is determined, management then develops recommended percentage allocations of the total shares available for the annual grant to each of four employee groups to assure that we are consistent with market practices for distributing our long-term equity incentives among our executive officers, director-level employees, middle managers and non-management key contributors. Recommended option grants to individuals within each group are based on an assessment of their value relative to their peers. The chief executive officer makes this assessment for each executive officer other than himself.

The chief executive officer then provides option grant recommendations to the compensation committee for review and approval. The chief executive officer’s option grant is determined by the compensation committee. All annual option grants for employees are approved by the compensation committee at its last regularly scheduled meeting of each calendar year. This meeting is scheduled a minimum of a year in advance and typically is held in the last week of November or the first week of December. The compensation committee has also delegated limited authority to the chief executive officer to make option awards to employees other than executive officers.

The following table summarizes option awards during the past three fiscal years to our named executive officers, and is provided to assist in distinguishing the grant date fair value of these awards as reported in the Summary Compensation Table on page 70 from the realizable value of those awards at the most recent fiscal year-end (“Intrinsic Value at 9/26/10”) and from amounts actually realized from the exercise of options during each of the past three fiscal years:

Name	Fiscal Year	Options Awarded (# shares)	Grant Date Fair Value ($)	Intrinsic Value at 9/26/10 ($) (1)		Value Realized from Exercise of Prior Year Grants ($) (2)
Wayne M. Fortun	2010 2009 2008	100,000 90,000 75,000	589,600 185,400 1,095,615	(397,000 31,500 (1,712,250	) )	— — 4,000
David P. Radloff (3)	2010	16,000	94,336	(63,520)		—
Richard J. Penn	2010 2009 2008	55,000 40,000 30,000	324,280 82,400 438,246	(218,350 14,000 (684,900	) )	— — 9,781
R. Scott Schaefer	2010 2009 2008	35,000 20,000 14,500	206,360 41,200 211,819	(138,950 7,000 (331,035	) )	— — 9,295
Kathleen S. Skarvan (4)	2010 2009 2008	55,000 30,000 20,000	324,280 61,800 292,164	(218,350 10,500 (456,600	) )	— — —
John A. Ingleman (5)	2010 2009 2008	30,000 20,000 14,500	176,880 41,200 211,819	(119,100 7,000 N/A	) (4)	— — 1,737
Steven L. Polacek (6)	2010	52,500	328,214	N/A	(5)	—

(1)	Represents the difference between the market value of a share of the company’s common stock on September 26, 2010 ($3.38) and the exercise price of the option.
(2)	Relates to options granted in fiscal years prior to fiscal 2009. Represents the difference between the market value of the shares acquired at exercise and the aggregate exercise price of those shares.
(3)	Mr. Radloff was named chief financial officer and became an executive officer of the company on September 3, 2010.
(4)	Ms. Skarvan resigned her position as Senior Vice President and President of the Disk Drive Components Division effective March 11, 2011.
(5)	Mr. Ingleman’s employment with the company ended on August 13, 2010. In connection with his termination, Mr. Ingleman voluntarily surrendered for cancellation all of his option awards other than the awards received in fiscal 2009 and 2010. The compensation committee accelerated the exercisability of those two awards in connection with his termination.
(6)	Mr. Polacek resigned from the company effective September 3, 2010, and as a result forfeited the option award shown.

Severance and Change in Control Arrangements

In August 2010, the compensation committee recommended and the board of directors approved the entry by the company into severance and change in control agreements with several of the company’s officers and other key employees, including the named executive officers other than Messrs. Ingleman and Polacek. These agreements generally provide for payments of severance benefits and health insurance premiums to an executive if the executive’s employment with the company is terminated by the company without cause or by the executive for “good reason,” in either case within 24 months of a change in control of the company or a division of the company. The agreements also provide that these payments will be provided in lieu of payments and benefits that would otherwise be available to the executive under the company’s severance pay plan in connection with such a termination of employment. Payments and benefits available under these agreements and the company’s severance pay plan are described more fully starting on page 74. The compensation committee believes these severance and change in control agreements are important as a recruitment and retention device, are an important part of a competitive overall compensation program for the executives involved, and will mitigate concerns that the executives may have regarding their continued employment prior to or following a change in control, thereby allowing the executives to focus their undivided attention on advancing the interests of the company and its shareholders.

For option awards made prior to January 30, 2008, our 1996 Incentive Plan provides that these outstanding stock options will vest immediately and may be exercised in full in connection with a change in control (or the compensation committee may instead choose to cancel and cash out all these stock options). This so-called “single trigger” treatment for option awards had been adopted primarily because it was seen to effectively create incentives for our executive team to obtain the highest value possible should we be acquired in the future (despite the risk of losing employment), because it would provide a powerful retention device during the uncertain times preceding a change in control transaction, and because it would provide employees the same opportunity as shareholders who are free to sell their stock in the company at the time of the change in control event.

The 1996 Incentive Plan was amended on January 30, 2008, to provide for “double trigger” treatment of all equity awards made on or after that date. This means that if an equity award continues in place after a change in control, vesting and exercisability of that award will not be accelerated unless the executive’s employment is terminated involuntarily (other than for cause) within 24 months following the change in control transaction. The compensation committee believes this structure is preferable in that it addresses the incentive and retention goals described above, without providing accelerated benefits to executives who continue to enjoy employment after a change in control transaction. The compensation committee also believes this structure is more attractive to potential acquiring companies, who may place significant value on retaining members of our executive team.

On January 20, 2011, our shareholders approved our 2011 Equity Incentive Plan, which authorizes the issuance of 1,200,000 shares of our common stock (plus any shares that remained available on that date for future grants under our 1996 Incentive Plan) for equity-based awards (no further awards will be made under our 1996 Incentive Plan).

The payments and benefits payable under the 2011 Incentive Plan, the 1996 Incentive Plan and the severance and change in control agreements described above are, however, limited to the degree necessary to avoid making such payments and benefits subject to the excise tax on “parachute payments” under the Code.

Ownership Guidelines

Our board of directors believes that our executive officers should have a significant equity interest in our company and established stock ownership guidelines in 2005 to encourage share ownership. The guidelines specify that our chief executive officer should hold company common stock at least equal in value to five times his annual base salary, and that all vice presidents should have holdings at least equal to two times their annual base salary. Executive officers are expected to hold a minimum of 50% of net profit shares from option exercises until they satisfy the ownership guidelines. Largely as a result of the substantial decline in our stock price since the beginning of 2008, the value of the stockholdings of each of the named executive officers at the end of fiscal 2010 was less than the applicable amount prescribed by the guidelines. Our company also has an insider trading policy which, among other things, prohibits executive officers from hedging the economic risk of their company stock ownership.

Compensation Actions Taken for Fiscal 2011

In the first quarter of fiscal 2011, our compensation committee approved base salaries, annual cash incentive plan target payout percentages and performance goals, and stock option awards for our named executive officers for fiscal 2011. As part of this process, the compensation committee’s market competitiveness review took into consideration the compensation practices of smaller revenue companies than has been the case in the past, reflecting the company’s decrease in annual revenues during the past several years. Based on this review, the compensation committee determined that Mr. Fortun’s base salary should be decreased by 5%, that Mr. Radloff’s base salary should be increased by 6.4% in light of his promotion to chief financial officer, that Ms. Skarvan’s base salary should be increased by 5% in light of her promotion to senior vice president, and that Mr. Penn’s and Mr. Schaefer’s base salaries should remain unchanged. The compensation committee also approved certain changes to the structure of the annual cash incentive plan. These changes reflect the retention challenges presented by an annual cash incentive program under which there have been no payouts for the past three fiscal years, as well as an emphasis on necessary actions to strengthen our competitive position and improve our market share and cash flow.

With regard to the annual cash incentive plan, while EBT was retained as one of the corporate financial objectives, the objective for fiscal 2011 has been expressed in terms of achieving positive EBT during specified portions of the fiscal year and will no longer serve as an overall limitation on incentive plan payouts. In addition, an objective based on the level of free cash flow achieved during the year has replaced the cash and liquid investments balance objective. The compensation committee believes that these corporate financial objectives, weighted 60% to free cash flow and 40% to EBT, are key indicators of our operating performance and the degree of success we are able to achieve in connection with the actions described above. The balance of the annual cash incentive opportunity for each executive officer continues to be based on achievement of divisional goals, including reductions in per unit production costs and achieving milestones related to the startup of our Thailand manufacturing facility for our Disk Drive Components Division, and revenue growth, reduced operating losses, and market adoption of a new product for our BioMeasurement Division. The weighting of the BioMeasurement Division’s goals in the overall annual cash incentive plan structure has been decreased for Messrs. Fortun, Penn, Schaefer and Radloff.

On January 20, 2011, our shareholders approved (i) our 2011 Equity Incentive Plan, which authorizes the issuance of 1,200,000 shares of our common stock (plus any shares that remained available on that date for future grants under our 1996 Incentive Plan) for equity-based awards (no further awards will be made under our 1996 Incentive Plan), and (ii) the amendment and restatement of our employee stock purchase plan, to increase the maximum number of shares of our common stock authorized for issuance under that plan by 1,000,000 shares, to a total of 2,500,000, and provide means by which eligible employees of our foreign subsidiaries may participate in that plan. The 2011 Equity Incentive Plan provides the compensation committee with greater flexibility in terms of the types of awards that may be made. The compensation committee believes that the additional shares and the greater flexibility will be critical factors in enabling the company to provide a competitive mix of compensation to its executive officers and other key employees.

Compensation Risk Assessment

To determine the level of risk arising from our compensation policies and practices, the company conducted a risk assessment and evaluation process that involved representatives of the company’s human resources, finance and internal audit functions in connection with the year-end procedures for the fiscal year ended September 26, 2010. The risk assessment and evaluation examined the compensation programs applicable to our employees generally, including our named executive officers, and included consideration of factors such as the participants involved, the alignment of the programs with the company’s goals and objectives, the incentives the programs provide, and whether the programs represent an appropriate mix of compensation elements. The findings were reviewed by senior management prior to being reviewed and discussed with the compensation committee.

Based upon that assessment, including consideration of the risk-limiting design factors included in our executive compensation program as described below, we concluded that our compensation policies and practices do not encourage excessive risk taking and that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

As noted, the compensation program for our executive officers is designed to avoid providing incentives for excessive or unnecessary risk taking. The base salary component of our compensation program does not encourage risk taking because it is a fixed amount. Our annual and long-term incentive awards include the following risk-limiting characteristics:

•	annual incentive awards to executive officers are subject to a fixed maximum payout ranging between 70% and 200% of the officer’s base salary;

•	annual incentive awards are subject to a variety of indicators of company-wide and business unit performance, thereby diversifying the risk associated with any single performance indicator;

•

the degree of difficulty in annual cash incentive plan goals established by the compensation committee and board is influenced by their consideration of factors such as the board of directors’ longer-term expectations for earnings growth;

•	the compensation committee and board must approve all incentive awards and payouts for executive officers, and retain the discretion to adjust awards or payouts if they believe circumstances warrant;

•	long-term equity incentive awards vest over multiple years to align the interests of executive officers with long-term shareholder interests; and

•	executive officers are subject to stock ownership guidelines, described on page 68.

Summary Compensation Table

The table and footnotes below describe the total compensation earned in fiscal 2010, 2009 and 2008 by our “named executive officers,” who are the chief executive officer, the individuals who served as chief financial officer during fiscal 2010 and the next three most highly compensated individuals who were serving as executive officers of our company on September 26, 2010, the last day of our fiscal year.

Name and Principal Position	Year	Salary ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Wayne M. Fortun President and Chief Executive Officer	2010 2009 2008	588,465 573,800 613,003	589,600 185,400 1,095,615	— — —	51,665 25,018 26,860	1,229,730 784,218 1,735,478
David P. Radloff (5) Vice President and Chief Financial Officer	2010	201,188	94,336	—	8,403	303,927
Richard J. Penn Senior Vice President and President of the BioMeasurement Division	2010 2009 2008	361,884 353,462 374,724	324,280 82,400 438,246	— — —	28,546 21,830 27,668	714,710 457,692 840,638
R. Scott Schaefer Vice President and Chief Technology Officer	2010 2009 2008	305,556 292,430 318,752	206,360 41,200 211,819	— — —	11,208 19,448 25,341	523,124 353,078 555,912
Kathleen S. Skarvan(6) Senior Vice President and President of the Disk Drive Components Division	2010 2009 2008	291,884 284,595 300,195	324,280 61,800 292,164	— — —	23,328 25,974 29,883	639,492 372,369 622,242
John A. Ingleman (7) Former Senior Vice President and Chief Financial Officer	2010 2009 2008	255,680 293,779 311,932	176,880 41,200 211,819	— — —	301,087 22,741 20,470	733,647 357,720 544,221
Steven L. Polacek (8) Former Senior Vice President and Chief Financial Officer	2010	173,654	328,314	—	13,075	515,043

(1)	The “Salary” column presents the base salary earned during each of the applicable fiscal years. The amounts shown reflect the 5% reductions in base salaries that went into effect in May 2008 and January 2009 and the partial reinstatement that went into effect in December 2009 as discussed earlier under the caption “Compensation Discussion and Analysis.”
(2)	The amounts shown in the “Option Awards” column represent the aggregate grant date fair value of the awards granted during each of the applicable fiscal years computed in accordance with FASB ASC Topic 718. For additional information regarding our calculation of the grant date fair value of options granted in fiscal 2010, see Note 5, “Employee Benefits – Stock Options,” in the Notes to Consolidated Financial Statements.
(3)	The “Non-Equity Incentive Plan Compensation” column presents cash bonuses earned during each of the applicable fiscal years under our annual cash incentive plan.
(4)	Amounts shown in the “All Other Compensation” column for fiscal 2010 include the following:

Name	Company Contri- bution to 401(k) Plan ($)	Car Allowance ($) (a)	Financial Planning Assistance ($) (b)	Executive Physical ($) (b)	Travel Stipend ($) (c)	Years of Service Award ($) (d)	Employee Managed Time Off Cash-in ($) (e)	Severance ($) (f)	Total ($)
Wayne M. Fortun	—	11,770	970	—	3,671	1,041	34,213	—	51,665
David P. Radloff	—	347	—	—	—	—	8,056	—	8,403
Richard J. Penn	—	11,770	950	—	—	—	15,826	—	28,546
R. Scott Schaefer	—	8,828	380	—	2,000	—	—	—	11,208
Kathleen S. Skarvan	—	11,770	1,365	371	9,822	—	—	—	23,328
John A. Ingleman	—	7,962	1,274	—	4,000	—	16,503	271,348	301,087
Steven L. Polacek	—	6,000	—	—	—	—	7,075	—	13,075

(a)	The amounts shown for the car allowance represents a cash payment to cover automobile expenses.
(b)	The amounts shown for financial planning assistance and executive physicals are determined by the amounts paid to third-party providers.
(c)	The amounts shown for travel stipends reflect payments made to officers who choose to fly coach class on customer or supplier visits to Asia. Per company policy, such a traveler receives the lower of 50% of the difference between the coach class ticket and a business class ticket or $2,000.
(d)	Represents a payment made to employees upon each five-year anniversary of employment, which amount is then increased to cover the payment of related taxes. Mr. Fortun received an award of $700 in fiscal 2010 for his 35 years of service to our company, which amount was increased $341 to cover the payment of taxes.
(e)	Consists of payments made in fiscal 2010 for Employee Managed Time Off (“EMTO”) hours accrued in fiscal 2008, 2009 and 2010. Until the beginning of fiscal 2011, employees could receive a cash payment for EMTO hours they accrued but did not use. Such payments were suspended in fiscal 2008 and 2009, but the hours still accrued until the employee elected a cash payment in fiscal 2010. Starting with fiscal 2011, the company’s EMTO policy has changed so that cash payments will no longer be made.

(f)	See “Potential Payments Upon Termination or Change in Control” on page 74 of this prospectus for more information about severance payments.
(5)	Mr. Radloff has been our Vice President and Chief Financial Officer since September 3, 2010. Prior to that appointment, he was our Corporate Controller.
(6)	Ms. Skarvan resigned her position as Senior Vice President and President of the Disk Drive Components Division effective March 11, 2011.
(7)	Mr. Ingleman was our Senior Vice President and Chief Financial Officer until March 8, 2010. From March 8, 2010 until August 13, 2010, he was our Senior Vice President of Administration.
(8)	Mr. Polacek was our Senior Vice President and Chief Financial Officer from March 8, 2010 until September 3, 2010.

Grants of Plan-Based Awards

For services during fiscal 2010, the named executive officers received two types of plan-based awards: (a) stock option awards granted on December 2, 2009 under the 1996 Incentive Plan (Mr. Polacek’s stock option award was granted on March 8, 2010, the day his employment commenced) and (b) an award under our annual cash incentive plan, which would have been payable in the first quarter of fiscal 2011 if performance objectives had been achieved.

Option Awards Under the 1996 Incentive Plan

Option awards granted under the 1996 Incentive Plan during fiscal 2010 to employees of our company, including the named executive officers, have an exercise price equal to 100% of the fair market value of a share of our common stock on the date of grant. Each stock option vests and becomes exercisable as to 50% of the shares subject to the option on each of the second and third anniversaries of the date of grant and has a 10-year term. The vested portion of the options may be exercised while the participant is employed by us, and ordinarily for three months after employment ends (unless employment is terminated for cause). If, however, employment ends after the participant has been employed by us for at least 10 years and has reached age 55, the vested portion of an option will remain exercisable for three years after the date employment ends. If a participant’s employment ends because of death or disability, the participant’s options will immediately vest and become fully exercisable, and will remain exercisable for three years after the date employment ends. In no case will an option be exercisable beyond the end of its original term. If a participant’s employment ends for any reason other than death or disability, the unvested portion of any outstanding option will terminate at the time the participant’s employment ends.

In the event of a merger or consolidation involving our company, the compensation committee may replace outstanding options with replacement options relating to the stock of the surviving or acquiring corporation (or its parent), or with shares of the surviving or acquiring corporation (or its parent) with a fair market value equal to the aggregate spread of the options being replaced. If no such replacement is made, or in the event of our dissolution, liquidation or sale of substantially all of our assets, the compensation committee may declare that each option will be canceled at the time of the triggering event. In connection with such a declaration, the exercisability of each option will be accelerated. Upon a change in control of our company, each outstanding option granted before January 30, 2008 will become immediately exercisable in full.

Annual Cash Incentive Plan

Under the annual cash incentive plan, executive officers can receive cash payouts after the completion of each fiscal year if specified performance objectives established at the beginning of the fiscal year are attained. An annual incentive target, expressed as a percentage of base salary, is approved for each executive officer. The plan for fiscal 2010 was structured so that the actual cash incentive paid to an executive officer could range from 0 to 200% of that officer’s annual incentive target, depending on the performance of our company and its Disk Drive Components and BioMeasurement Divisions against the relevant financial and strategic business goals.

For each executive officer other than Mr. Penn, 50% of the total cash incentive opportunity was dependent on the degree to which our company achieved a corporate financial goal; 40% of Mr. Penn’s total cash incentive opportunity was dependent on the corporate financial goal. Sixty percent of the corporate financial goal was based on pre-established EBT objectives for fiscal 2010, and the remaining 40% was based on pre-established objectives for our CLIB at the end of fiscal 2010. Total cash incentive payouts could not exceed the sum of 50% of the first $6,400,000 of our actual EBT for fiscal 2010 and 25% of our actual EBT in excess of $6,400,000. If the amount of EBT available for annual cash incentive payments in fiscal 2010 according to this formula proved to be less than incentive amounts that would otherwise be payable, incentive payouts would be reduced proportionately or eliminated if our company failed to achieve positive EBT.

The other 50% (60% for Mr. Penn) of the total cash incentive opportunity for each executive officer under the annual cash incentive plan for fiscal 2010 was dependent on the degree to which the Disk Drive Components Division or the BioMeasurement Division achieved specified strategic business goals. Executive officers who provide corporate support to both divisions had the 50% of their annual cash incentive opportunity that was based on the achievement of divisional strategic business goals divided equally between the strategic goals established for our Disk Drive Components Division and for our BioMeasurement Division.

Because the company did not achieve positive EBT in fiscal 2010, no annual cash incentive plan payouts were made to executive officers.

The following table summarizes stock option and annual cash incentive plan awards made to the named executive officers during fiscal 2010:

Grants of Plan-Based Awards in Fiscal 2010

Name	Grant Date	Estimated Possible Payouts Under Non- Equity Incentive Plan Awards (1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (5)	Grant Date Fair Value of Stock and Option Awards ($) (6)
		Threshold ($) (2)	Target ($) (3)	Maximum ($) (4)
Wayne M. Fortun	—	297,503	595,005	1,190,010	—	—	—
	12-2-09	—	—	—	100,000	7.35	589,600
David P. Radloff	—	47,004	94,008	188,015	—	—	—
	12-2-09	—	—	—	16,000	7.35	94,336
Richard J. Penn	—	109,724	219,448	438,896	—	—	—
	12-2-09	—	—	—	55,000	7.35	324,280
R. Scott Schaefer	—	77,210	154,419	308,838	—	—	—
	12-2-09	—	—	—	35,000	7.35	206,360
Kathleen S. Skarvan	—	73,873	147,566	295,131	—	—	—
	12-2-09	—	—	—	55,000	7.35	324,280
John A. Ingleman (7)	—	65,000	130,000	260,000	—	—	—
	12-2-09	—	—	—	30,000	7.35	176,880
Steven L. Polacek (7)	—	87,500	175,000	350,000	—	—	—
	3-8-10	—	—	—	52,500	7.76	328,314

(1)	These columns present possible payouts under the annual cash incentive plan for fiscal 2010. As reported in the Summary Compensation Table (under the column “Non-Equity Incentive Plan Compensation”), no amounts were paid to any named executive officer under the fiscal 2010 annual cash incentive plan.
(2)	Total payouts under the annual cash incentive plan for fiscal 2010 were limited to the sum of 50% of the first $6,400,000 of our actual EBT for the year and 25% of our actual EBT in excess of $6,400,000, and no amounts were payable if the company did not achieve positive EBT for fiscal 2010.
(3)	Target amounts represent a percentage of each named executive officer’s base salary: 100% for Mr. Fortun, 60% for Mr. Penn, 50% for each of Messrs. Schaefer, Ingleman and Polacek and Ms. Skarvan, and 40% for Mr. Radloff. The target amounts were calculated based on each named executive officer’s base salary in effect as of the end of fiscal 2010 or, for Mr. Ingleman and Mr. Polacek, the base salary in effect at the time their employment terminated.
(4)	Maximum amounts represent 200% of each named executive officer’s target amount.
(5)	The exercise price of options awarded during fiscal 2010 was the closing sale price of a share of our company’s common stock on the NASDAQ Global Select Market on the date of grant.
(6)	Represents the grant date fair value of options awarded during fiscal 2010 computed in accordance with FASB ASC Topic 718. For additional information regarding our calculation of the grant date fair value of options granted in fiscal 2010, see Note 5, “Employee Benefits – Stock Options,” in the Notes to Consolidated Financial Statements.
(7)	Messrs. Ingleman and Polacek would not have been eligible to receive payout under their annual cash incentive plan awards because their employment terminated before the end of the fiscal year.

Outstanding Equity Awards

The table below provides information on each named executive officer’s outstanding equity awards as of September 26, 2010. The equity awards consist solely of stock options granted under the 1996 Incentive Plan.

Outstanding Equity Awards at Fiscal 2010 Year-End

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date
Wayne M. Fortun	11-15-00	50,000	—	19.13	11-15-10
	11-28-01	50,000	—	21.64	11-28-11
	11-20-02	50,000	—	24.77	11-20-12
	11-19-03	40,000	—	32.38	11-19-13
	12-1-04	40,000	—	32.77	12-1-14
	11-30-05	40,000	—	27.46	11-30-15
	11-29-06	75,000	—	23.05	11-29-16
	11-28-07	37,500	37,500	26.21	11-28-17
	12-3-08	—	90,000	3.03	12-3-18
	12-2-09	—	100,000	7.35	12-2-19
Total		382,500	227,500
David P. Radloff	11-15-00	5,870	—	19.13	11-15-10
	11-28-01	5,770	—	21.64	11-28-11
	11-20-02	5,730	—	24.77	11-20-12
	11-19-03	4,520	—	32.38	11-19-13
	12-1-04	5,000	—	32.77	12-1-14
	11-30-05	6,000	—	27.46	11-30-15
	11-29-06	10,000	—	23.05	11-29-16
	11-28-07	5,000	5,000	26.21	11-28-17
	12-3-08	—	10,000	3.03	12-3-18
	12-2-09	—	16,000	7.35	12-2-19
Total		47,890	31,000
Richard J. Penn	11-15-00	10,780	—	19.13	11-15-10
	11-28-01	11,380	—	21.64	11-28-11
	11-20-02	15,000	—	24.77	11-20-12
	11-19-03	12,800	—	32.38	11-19-13
	12-1-04	12,750	—	32.77	12-1-14
	11-30-05	15,500	—	27.46	11-30-15
	11-29-06	30,000	—	23.05	11-29-16
	11-28-07	15,000	15,000	26.21	11-28-17
	12-3-08	—	40,000	3.03	12-3-18
	12-2-09	—	55,000	7.35	12-2-19
Total		123,210	110,000
R. Scott Schaefer	11-15-00	16,000	—	19.13	11-15-10
	11-28-01	16,000	—	21.64	11-28-11
	11-20-02	16,000	—	24.77	11-20-12
	11-19-03	12,800	—	32.38	11-19-13
	12-1-04	12,750	—	32.77	12-1-14
	11-30-05	14,500	—	27.46	11-30-15
	11-29-06	14,500	—	23.05	11-29-16
	11-28-07	7,250	7,250	26.21	11-28-17
	12-3-08	—	20,000	3.03	12-3-18
	12-2-09	—	35,000	7.35	12-2-19
Total		109,800	62,250

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date
Kathleen S. Skarvan	11-20-02	6,290	—	24.77	11-20-12
	11-19-03	12,800	—	32.38	11-19-13
	12-1-04	11,500	—	32.77	12-1-14
	11-30-05	12,000	—	27.46	11-30-15
	11-29-06	12,000	—	23.05	11-29-16
	11-28-07	10,000	10,000	26.21	11-28-17
	12-3-08	—	30,000	3.03	12-3-18
	12-2-09	—	55,000	7.35	12-2-19
Total		64,590	95,000
John A. Ingleman (2)	12-3-08	20,000	—	3.03	8-13-13
	12-2-09	30,000	—	7.35	8-13-13
Total		50,000	—
Steven L. Polacek (3)		—	—

(1)	Each currently unvested stock option will vest and become exercisable as to 50% of the shares subject to the option on each of the second and third anniversaries of the date of grant.
(2)	Upon the termination of Mr. Ingleman’s employment, he voluntarily surrendered all of the option awards he had been granted prior to December 3, 2008 and the compensation committee accelerated the vesting and exercisability of the option awards he was granted on December 3, 2008 and December 2, 2009. The accelerated awards will be exercisable by Mr. Ingleman for three years after the date of his employment termination.
(3)	Mr. Polacek’s 52,500 stock options, which were granted to him when he joined the company, were forfeited upon the termination of his employment.

Option Exercises and Stock Vested

None of the named executive officers exercised stock options or had any other form of stock award that vested during fiscal 2010.

Potential Payments Upon Termination or Change in Control

The information below describes the compensation that would become payable under existing plans and arrangements if a named executive officer’s employment terminates under certain circumstances or if a change in control of the company occurs.

Severance Pay Plan

We maintain a severance pay plan that is applicable generally to all U.S.-based full-time employees, including the named executive officers. Benefits under the severance pay plan are available to qualifying employees whose employment ends due to a “severance event” as determined by company management. Examples of a severance event include the closure of the facility at which an employee works or elimination of the employee’s position as a result of a permanent reduction in our workforce or an organizational change.

The severance pay plan provides that each of the chief executive officer, chief financial officer, chief technology officer and divisional presidents will receive a lump sum severance payment equal to (a) 1.5 times his or her annual base salary in effect immediately prior to termination of employment, (b) an amount equal to the officer’s average annual cash incentive plan payout received for the most recent three fiscal years, and (c) premiums for 12 months of coverage under the company’s group health and dental plans, calculated by reference to the officer’s coverage and enrollment level in effect as of the termination of his or her employment. Each such officer will also receive outplacement services for 12 months.

Different tiers of benefits are provided to vice presidents, to director-level employees and plant managers, and to all other qualifying employees. Receipt of severance benefits is conditioned upon the execution of a release agreement. In March 2011, we amended our existing severance pay plan to, among other things, provide for a cap on total severance payments for different pay families.

Severance and Change in Control Agreements

In August 2010, the compensation committee recommended and the board of directors approved a form of severance and change in control agreement to be entered into with several of the company’s officers and other key employees. All of the continuing named executive officers entered into such an agreement before the end of fiscal 2010. Pursuant to the agreement, each continuing named executive officer will be eligible to receive specified payments and benefits if our company terminates such officer’s employment other than for cause, or such officer terminates his or her employment with our company for good reason, within 24 months following a “change in control event.” Under the agreement, a “change in control event” generally means the occurrence of any of the following:

•	any person becomes the beneficial owner of 50% or more of the voting power of our equity securities;

•

a majority of our board of directors no longer consists of individuals who were directors on the effective date of the agreement or who, since that time, were nominated for election or elected by our board of directors;

•	a reorganization, merger or consolidation involving our company, or a sale of all or substantially all of our company’s assets, is consummated;

•	our shareholders approve a complete liquidation or dissolution of our company; or

•	the sale, discontinuation or disposition of all or substantially all, or a material portion of, the business or assets of a division to which such key employee was assigned.

A change in control event will not, however, occur in connection with a transaction described if 50% or more of the voting power of the buyer or surviving party in the transaction is beneficially owned in substantially the same proportions by persons who were beneficial owners of our voting securities before the transaction.

The payments and benefits provided under the severance and change in control agreements will be in lieu of any payments and benefits to which the officer would otherwise be entitled under the company’s severance pay plan in connection with such a termination of employment.

The payments and benefits that may be paid to the continuing named executive officers under the agreement as a result of such a termination of employment are (a) an amount equal to two times the greater of the officer’s annual base salary immediately prior to the termination of employment or such annual base salary immediately prior to the change in control event, (b) an amount equal to the greater of the officer’s target bonus for the bonus period in which the termination occurs or for the bonus period in which the change in control event occurs, and (c) premiums for 24 months of coverage under the company’s group health and dental plans, calculated by reference to the officer’s coverage and enrollment level in effect as of the termination of his or her employment or, if it results in a greater benefit, as of the date immediately prior to the change in control event.

Equity Incentives

Under the 1996 Incentive Plan and the option award agreements under that plan, if a plan participant’s employment ends because of death or disability, all outstanding stock options vest in full and remain exercisable for three years after the date employment ends. If employment ends for a reason other than death or disability or cause, a stock option will remain exercisable for a certain period of time after the date employment ends only to the extent it was exercisable before employment ended: for participants who have been employed by our company for at least 10 years and who have reached the age of 55, the stock option will remain exercisable for three years after the date employment ends; for all other participants, the stock option will remain exercisable for three months after the date employment ends. In no case will an option be exercisable beyond the end of its original term. If employment ends for cause, no stock options may be exercised after the date employment ends.

For option awards made prior to January 30, 2008, the 1996 Incentive Plan provides that these outstanding stock options will vest immediately and may be exercised in full in connection with a change in control of our company (or the compensation committee may instead choose to cancel and cash out all these stock options). The 1996 Incentive Plan was amended on January 30, 2008 to provide that exercisability or vesting of awards made on or after January 30, 2008 will accelerate upon a change in control only if the awards are not continued, canceled or replaced in connection with the change in control or if a participant’s employment is terminated involuntarily (other than for cause) within 24 months following a change in control transaction in connection with which an option was continued or replaced. Under the 1996 Incentive Plan, a “change in control” generally occurs if:

•	any person becomes the beneficial owner of 30% or more of the voting power of our equity securities;

•

a majority of our board of directors no longer consists of individuals who were directors at the time the 1996 Incentive Plan was adopted or who, since that time, were nominated for election or elected by our board of directors;

•	a reorganization, merger or consolidation involving our company, or a sale of all or substantially all of our company’s assets, is consummated; or

•	our shareholders approve a complete liquidation or dissolution of our company.

A change in control will not, however, occur in connection with a transaction described if 70% or more of the voting power of the buyer or surviving party in the transaction is beneficially owned in substantially the same proportions by persons who were beneficial owners of our voting securities before the transaction.

If a change in control occurs, the 1996 Incentive Plan also provides that our compensation committee may cancel outstanding stock options and pay to the holders an amount in cash equal to the spread between the fair market value of the shares subject to the option immediately prior to the change in control and the aggregate exercise price of those option shares. The acceleration of awards or the making of cash payments in exchange for canceling awards in connection with a change in control will, however, be limited to the degree necessary to avoid having any portion of such compensation become subject to the excise tax on “parachute payments” under the Code.

If there is a proposed dissolution or liquidation of our company, a proposed sale of substantially all of its assets or a proposed merger or consolidation involving our company, the 1996 Incentive Plan provides that our compensation committee may:

•	substitute for any existing stock options new options or voting common stock issued by the corporation surviving any merger or consolidation or, if appropriate, its parent corporation; or

•

declare prior to any such event that outstanding stock options will be canceled and immediately make all options fully exercisable. The compensation committee may choose to pay to holders of options an amount in cash equal to the spread between the fair market value of the shares subject to the option, as measured by the per share consideration to be received by our shareholders as a result of the event, and the aggregate exercise price of those shares.

Annual Incentive Payouts

An executive officer must be employed on the last day of a fiscal year to be entitled to receive annual cash incentive compensation pursuant to our annual cash incentive plan. If employment ends due to death or disability before the last day of a fiscal year, our compensation committee has discretion to pay a prorated amount of the cash incentive the executive officer would have received under the annual cash incentive plan had the death or disability not occurred.

Estimated Payments That Would Have Been Made to Messrs. Fortun, Radloff, Penn and Schaefer and Ms. Skarvan

The compensation amounts shown below are estimates of the amounts that would have become payable to each named executive officer employed by our company on September 24, 2010, the last business day of our most recent fiscal year, if his or her employment had terminated on such date. The calculations for severance in connection with a change in control assume that the change in control and severance both occurred on the last business day of the fiscal year.

	Severance Without a Change in Control ($)	Severance in Connection With a Change in Control ($)	Death or Disability ($)
Wayne M. Fortun
Severance Pay Plan (1)	902,287	—	—
Severance and Change in Control Agreement (2)	—	1,804,573	—
Acceleration under 1996 Incentive Plan (3)	—	31,500	31,500

Total	902,287	1,836,073	31,500

David P. Radloff
Severance Pay Plan (1)	367,805	—	—
Severance and Change in Control Agreement (2)	—	594,598	—
Acceleration under 1996 Incentive Plan (3)	—	3,500	3,500

Total	367,805	598,098	3,500

Richard J. Penn
Severance Pay Plan (1)	563,897	—	—
Severance and Change in Control Agreement (2)	—	981,494	—
Acceleration under 1996 Incentive Plan (3)	—	14,000	14,000

Total	563,897	995,494	14,000

R. Scott Schaefer
Severance Pay Plan (1)	463,624	—	—
Severance and Change in Control Agreement (2)	—	772,829	—
Acceleration under 1996 Incentive Plan (3)	—	7,000	7,000

Total	463,624	779,829	7,000

Kathleen S. Skarvan
Severance Pay Plan (1)	457,973	—	—
Severance and Change in Control Agreement (2)	—	768,380	—
Acceleration under 1996 Incentive Plan (3)	—	10,500	10,500

Total	457,973	778,880	10,500

(1)	Lump sum payment equal to 1.5 times annual base salary; average annual cash incentive payout for fiscal 2008, 2009 and 2010; and 12 months of medical and dental insurance premiums.
(2)	Lump sum payment equal to two times annual base salary, target annual cash incentive amount for fiscal 2010, and 24 months of medical and dental insurance premiums.
(3)	The value of the acceleration is equal to the difference between the fair market value of our stock on September 24, 2010 (using the closing sale price of a share of our common stock on the NASDAQ Global Select Market) and the exercise price of each unvested option.

Payments Made to Messrs. Ingleman and Polacek Upon Termination of Their Employment in Fiscal 2010

Upon the termination of Mr. Ingleman’s employment on August 13, 2010, he received a lump sum payment under the severance pay plan. As senior vice president of administration at the time of his termination, his payment under the plan consisted of one times his annual base salary ($260,000); the average annual cash incentive payment he had received for fiscal 2007, 2008 and 2009 ($6,458); and six months of medical and dental insurance premiums ($4,890), for a total severance payment of $271,348.

In addition, Mr. Ingleman voluntarily surrendered the option awards he had been granted under the 1996 Incentive Plan prior to December 3, 2008, and the compensation committee accelerated the vesting and exercisability of the option awards he was granted on December 3, 2008 and December 2, 2009. The value Mr. Ingleman received for the acceleration of these options, calculated as the difference between the fair market value of our stock on September 24, 2010 (using the closing sale price of a share of our common stock on the NASDAQ Global Select Market) and the exercise price of each unvested option, is $7,000.

Mr. Polacek did not receive a severance payment upon the termination of his employment on September 3, 2010, and his stock options under the 1996 Incentive Plan were forfeited.

Director Compensation

Directors who are employees receive no additional compensation for serving on our board of directors. The following table describes the compensation arrangements with our non-employee directors for the one-year period between our annual shareholder meetings in 2010 and 2011.

Compensation Element	Amount Payable
Annual cash retainers
• Board member	$33,295(1)
• Audit committee chair	$15,000
• Compensation committee and governance and nominating committee chairs	$5,000
• Audit committee member (excluding the chair)	$5,000
Meeting fee(2)	$1,250
Stock option award(3)	5,000 shares
Shares in lieu of cash retainer	Unrestricted shares equal in value to 100% of cash retainer elected to be paid in equity.

(1)	On December 1, 2010, the board of directors reduced the annual cash retainer amount to be paid to board members for the one-year period between our annual shareholder meetings in 2011 and 2012 by 5%.
(2)	We pay a meeting fee for each board of directors and committee meeting attended by a non-employee director in person or by telephone. We also reimburse directors for travel and lodging expenses incurred in connection with their attendance at board of directors and committee meetings and shareholder meetings, and for traveling to visit company operations.
(3)	We provide a stock option award of 5,000 shares to each non-employee director on the date he or she is first elected or appointed to the board and provide a stock option award of 5,000 shares to each non-employee director whose service will continue beyond the annual meeting of shareholders on the date of each annual meeting.

The following table summarizes compensation provided to each non-employee director for services provided during fiscal 2010.

Director Compensation for Fiscal 2010

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2)	Total ($)
Mark A. Augusti	50,795	58,030	108,825
W. Thomas Brunberg (3)	58,295	29,015	87,310
Martha Goldberg Aronson	28,454	22,107	50,561
Gary D. Henley	54,545	29,015	83,560
Russell Huffer	57,045	29,015	86,060
William T. Monahan	57,045	29,015	86,060
Richard B. Solum (3)	50,795	29,015	79,810
Thomas R. VerHage	72,045	29,015	101,060

(1)	For fiscal 2010, each non-employee director could elect to receive some or all of the retainer payments to which he or she was entitled in the form of shares of our common stock, with the number of shares determined by dividing the amount of the retainer payment to be received in shares by the fair market value of a share of our common stock on the date the cash retainer payment would have been made, rounded down to the nearest whole share. The following directors made such elections and received the number of shares indicated during fiscal 2010:

Name	Shares Received (#)	Cash Retainer Foregone ($)
Mark A. Augusti	4,957	21,648
Gary D. Henley	3,812	16,648
Russell Huffer	3,812	16,648

(2)

Each director who was a member of our board on January 27, 2010, the date of our 2010 Annual Meeting of Shareholders, received a non-statutory stock option award of 5,000 shares with an exercise price of $7.20 per share on that date. Mr. Augusti received an additional stock option award of 5,000 shares, for an aggregate award of 10,000 shares, to reflect his election to the board at the 2010 Annual Meeting of Shareholders. Ms. Goldberg Aronson received a non-statutory stock option award of 5,000 shares with an exercise price of $5.51 per share on June 2, 2010, the day she was appointed to the board. The amounts shown in the “Option Awards” column represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. For additional information regarding our calculation of the grant date fair value of options granted in fiscal 2010, see Note 5, “Employee Benefits – Stock Options,” in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2010.

The aggregate number of shares subject to exercisable and non-exercisable options held by each non-employee director as of September 26, 2010 was as follows:

Name	Number of Shares Underlying Exercisable Options at 9/26/10	Number of Shares Underlying Unexercisable Options at 9/26/10
Mark A. Augusti	—	10,000
W. Thomas Brunberg	25,500	12,500
Martha Goldberg Aronson	—	5,000
Gary D. Henley	2,500	12,500
Russell Huffer	16,500	12,500
William T. Monahan	25,500	12,500
Richard B. Solum	16,500	12,500
Thomas R. VerHage	10,500	12,500

In addition, the aggregate number of shares of restricted stock held by each non-employee director as of September 26, 2010 was as follows:

Name	Number of Shares of Restricted Stock at 9/26/10
Mark A. Augusti	—
W. Thomas Brunberg	6,994
Martha Goldberg Aronson	—
Gary D. Henley	—
Russell Huffer	7,636
William T. Monahan	6,977
Richard B. Solum	7,563
Thomas R. VerHage	870

(3)	W. Thomas Brunberg and Richard B. Solum did not seek re-election at the annual meeting of shareholders held on January 20, 2011.

Stock Option Grants

We grant each non-employee director a non-statutory stock option award under our 2011 Incentive Plan, on the date he or she is first elected or appointed to the board and grant an award to each non-employee director whose service will continue beyond the annual meeting of shareholders on the date of each annual meeting. Each option provides the right to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value per share of the common stock on the day the option was granted. Each option becomes exercisable as to 50% of the shares subject to the option on each of the second and third anniversaries of the date of grant. Exercisability of an option will be accelerated if a director dies or becomes disabled or upon a change in control of our company. The normal term of a stock option is 10 years from the date of grant. If a director’s service on our board of directors ends prior to that time, an option will remain exercisable for three months, unless the director’s service ended due to death or disability or after at least five years of service as a director, in which case an option will remain exercisable for three years after service ends (but not beyond the end of its original 10-year term). If a director has reached age 65 and has completed at least five years of service when his or her service as a director ends, each option will remain exercisable until the end of its originally scheduled term. Our compensation committee retains discretion to accelerate the exercisability of any option, and to cancel any option in connection with certain mergers, sales of corporate assets or statutory share exchanges, or any dissolution or liquidation involving our company (see “Potential Payments Upon Termination or Change in Control” on page 74 of this prospectus for more information).

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Our audit committee must approve any related person transaction in which our company is a participant before commencement of the transaction, provided, however, that if a related person transaction is identified after it commences, it will be brought to the audit committee for review and possible ratification. The audit committee will approve or ratify a transaction only if it determines that the transaction is beneficial to our company and that the terms of the transaction are fair to our company.

For these purposes, a “related person” includes our directors, nominees for director, executive officers, any holder of more than 5% of our common stock, and any immediate family member of any of the foregoing persons. A “related person transaction” means any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which our company is a participant and in which a related person has a direct or indirect interest, other than the following:

•	payment of compensation by us to a related person for service as a director or executive officer;

•	transactions available to all employees or all shareholders on the same terms; and

•	transactions that, when aggregated with the amount of all other transactions between the related person and us, involve less than $120,000 in a fiscal year.

In determining whether to approve a related person transaction, our audit committee will analyze factors such as whether the transaction is material to our company, the role the related person has played in arranging the transaction, the structure of the transaction and the interests of all related persons in the transaction.

Our audit committee may, in its sole discretion, approve or disapprove any related person transaction. Approval of a related person transaction may be conditioned upon our company and the related person following certain procedures designated by the audit committee. With regard to any transaction for which ratification is sought, the audit committee may require amendment or termination of the transaction.

No related person transactions were approved or identified in fiscal 2010.

RATIO OF EARNINGS TO FIXED CHARGES

The pro forma financial information for the fiscal year ended September 26, 2010 assumes that we exchanged $135,294,000 aggregate principal amount of Old Notes outstanding on September 28, 2009 (the first date of our 2010 fiscal year) and excludes any gain or loss on the exchange offer. The pro forma net loss was determined by subtracting the interest expense related to the $135,294,000 of Old Notes outstanding, which includes the coupon rate of interest (cash interest), debt discount amortization (non-cash interest) and amortization of loan fees and adding the interest expense assuming $99,100,000 of New Notes, which includes the coupon rate of interest (cash interest), debt discount amortization (non-cash interest) and the amortization of loan fees.

The pro forma financial information for the twenty-six weeks ended March 27, 2011 assumes that we purchased $35,294,000 aggregate principal amount of Old Notes and exchanged $100,000,000 aggregate principal amount of Old Notes outstanding for $99,100,000 aggregate principal amount of New Notes on September 27, 2010 (the first date of our 2011 fiscal year) and excludes any gain or loss on the purchase and exchange offer. The pro forma net loss was determined by subtracting the interest expense related to the $60,000,000 of Old Notes outstanding and to the $40,000,000 of February Notes outstanding, which includes the coupon rate of interest (cash interest), debt discount amortization and amortization of loan fees and adding the interest expense related to $99,100,000 of February Notes and New Notes, which includes the coupon rate of interest, debt discount amortization and the amortization of loan fees.

The pro forma financial information assumed the purchase and exchange was considered to be debt extinguishment accounting in accordance with FASB guidance. We may recognize a gain or loss for accounting purposes, and all costs previously recorded with respect to the Old Notes exchanged for February Notes and New Notes, including the remaining associated debt discount, will be written-off. All other costs incurred in connection with the exchange will be capitalized and amortized over the term of the February Notes and New Notes.

	Fiscal Year Ended											Twenty-Six Weeks Ended
	September 24, 2006	September 30, 2007		September 28, 2008		September 27, 2009		September 26, 2010				March 27, 2011
								(actual)		(pro forma)		(actual)		(pro forma)
Ratio of earnings to fixed charges	1.9x	(A	)	(A	)	(A	)	(A	)	(A	)(B)	(A	)	(A	)(B)(C)

(A)	Due to insufficient earnings in the fiscal year ended September 30, 2007 and losses in the fiscal years ended September 28, 2008 and September 27, 2009, the ratio coverage was less than 1:1 for those periods. We would have needed to generate additional earnings of $17,744,000, $45,060,000 and $167,186,000, respectively, in order to cover the fixed charges in those periods. For the fiscal year ended September 26, 2010, actual, we would have needed to generate additional earnings of $60,521,000, and for September 26, 2010, pro forma, we would have needed to generate additional earnings of $61,674,000. For the twenty-six weeks ended March 27, 2011, actual, we would have needed to generate additional earnings of $37,542,000, and for the twenty-six weeks ended March 27, 2011, pro forma, we would have needed to generate additional earnings of $44,192,000.
(B)	Does not include any gain or loss on the exchange offer.
(C)	Our pro forma net loss for the twenty-six weeks ended March 27, 2011 excludes $5,467,000 of gain on extinguishment of debt related to the retirement of an aggregate principal amount of $75,294,000 of the Old Notes in February 2011.

The ratio of earnings to fixed charges is calculated as follows:

(earnings)

(fixed charges)

For purposes of calculating the ratios, earnings (loss) consist of:

•	pre-tax income (loss) from continuing operations;

•	amortization of capitalized interest; and

•	fixed charges,

and exclude capitalized interest.

For purposes of calculating the ratios, fixed charges consist of:

•	interest on debt, both expensed and capitalized;

•	amortized premiums, discounts and capitalized expenses related to indebtedness; and

•	the estimated interest included in rental expense.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “HTCH.” The last reported closing sale price of our common stock on the NASDAQ Global Select Market was $2.27 per share on June 30, 2011. As of May 13, 2011, we had 23,378,788 shares of common stock outstanding. The following table shows the high and low prices per share of our common stock for the periods indicated.

	Price of Common Stock
	High	Low
Fiscal year ending September 25, 2011
First Quarter	$4.37	$2.79
Second Quarter	4.14	2.27
Third Quarter	2.87	2.06
Fourth Quarter (through June 30, 2011)	2.41	2.15
Fiscal year ended September 26, 2010
First Quarter	$10.00	$5.54
Second Quarter	11.51	5.83
Third Quarter	8.15	4.08
Fourth Quarter	5.20	2.74
Fiscal year ended September 27, 2009
First Quarter	$11.84	$1.72
Second Quarter	4.49	1.25
Third Quarter	3.05	1.49
Fourth Quarter	8.79	1.75
Fiscal year ended September 28, 2008
First Quarter	$27.85	$22.91
Second Quarter	26.94	15.00
Third Quarter	17.08	13.49
Fourth Quarter	16.30	11.22

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any earnings for use in our business and we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to payment of dividends will depend upon our financial condition and results of operation and such other factors as are deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of March 27, 2011 on an actual basis and on an as adjusted basis to give effect to the exchange offer. You should read the information set forth in the table below in conjunction with “Selected Financial Information,” our consolidated financial statements and the related notes, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information provided in this prospectus. The “as adjusted” information is not intended to provide any indication of what our actual financial position, including actual cash balances and borrowings, would have been had the exchange offer been completed as of March 27, 2011 or to project our financial position for any future date. The information provided as of March 27, 2011 is not intended to provide any indication of what our actual financial position, including actual cash balances and borrowings, will be for the full fiscal year ending September 25, 2011 or any future period.

The “Adjustments” information for the twenty-six weeks ended March 27, 2011 assumes that we purchased $35,294,000 aggregate principal amount of Old Notes and exchanged $100,000,000 aggregate principal amount of Old Notes outstanding for $99,100,000 aggregate principal amount of New Notes on March 27, 2011 (the last date of our twenty-six weeks ended March 27, 2011).

The “Adjustments” information assumed the purchase and exchange was considered to be debt extinguishment accounting in accordance with FASB guidance. We may recognize a gain or loss on this New Notes Exchange for accounting purposes, and all unamortized costs previously recorded with respect to the Old Notes exchanged for New Notes, including the remaining associated debt discount, will be written-off. All other costs incurred in connection with the exchange will be capitalized and amortized over the term of the New Notes.

	As of March 27, 2011
	Actual (Unaudited)	Adjustments	As adjusted for the exchange offer (Unaudited)
Cash and cash equivalents (A)	$45,828	(5,964)	$39,864

Old Notes, net of discount (B)	111,050	(54,523)	56,527
February Notes, net of discount (C)	35,420	(120)	35,300
New Notes, net of discount offered hereby (D)	—	49,053	49,053
Eau Claire building mortgage	128		128
Capital leases and other	442		442

Total debt	147,040		141,450
Total shareholders’ equity (E)	225,146	1,268	226,414

Total capitalization	$372,186		$367,864

(A)	Cash adjustments include the cash used for this exchange offer and expenses and fees related to the offering.
(B)	Assumes extinguishment of Old Notes outstanding in the amount of $60,000,000 with a debt discount of $5,477,000 for a carrying value of $54,523,000.
(C)	Assumes February New Notes in the amount of $40,000,000 with a debt discount of $4,700,000 for a carrying amount of $35,300,000. The $120,000 adjustment was due to debt discount amortization recorded historically since February 2011.
(D)	Assumes New Notes in the amount of $59,100,000 with an estimated debt discount of $10,047,000 for an estimated carrying value of $49,053,000. The market pricing assumptions for the New Notes offering used management’s best estimate of fair value. Actual fair value may vary depending on market conditions at time of exchange.
(E)	Our pro forma shareholders’ equity for the twenty-six weeks ended March 27, 2011 assumes that we purchased $35,294,000 aggregate principal amount of Old Notes and exchanged $100,000,000 aggregate principal amount of Old Notes outstanding for $99,100,000 aggregate principal amount of New Notes on March 27, 2011 (the last date of our twenty-six weeks ended March 27, 2011) and includes any gain or loss on the purchase and exchange offers.

The difference between the fair value and the carrying value of the liability component of our debt at the date of extinguishment was treated as a gain on extinguishment of debt. The difference between the fair value of the liability component and the fair value of the consideration exchanged was treated as reacquisition of the equity component, which resulted in a reduction to additional paid-in capital. The market pricing assumptions for the New Notes offering used management’s best estimate of fair value. Actual fair value may vary depending on market conditions at time of exchange.

The pro forma shareholders’ equity (book value) was calculated as follows:

As of March 27, 2011 (pro forma)
Subtract Old Notes release of additional paid in capital	$(4,353)
Add Old Notes gain on extinguishment of debt	$5,621

Pro forma shareholders’ equity (book value) adjustment	$1,268

Shares of stock outstanding	23,373,000
Pro forma shareholders’ equity (book value) adjustment	$0.06

THE EXCHANGE OFFER

As used in this section, the terms “HTI,” “our company,” “we,” “our” and “us” refer only to Hutchinson Technology Incorporated and not to any of our subsidiaries.

Reasons for the Exchange Offer

Holders of the Old Notes have the right to require us to repurchase their Old Notes for cash in whole or in part, at par, beginning on January 15, 2013. Therefore, we are conducting the exchange offer to improve our financial flexibility by extending the first repurchase (at the option of the holder) date of all or a portion of our convertible indebtedness and reducing our overall indebtedness by exchanging the Old Notes for New Notes with a lower principal amount.

Shareholder Approval Requirement

NASDAQ Marketplace Rule 5635 requires shareholders to approve certain transactions, including offerings of securities that result or could result in the issuance of 20% or more of a company’s voting power outstanding before the issuance. Depending on how many Old Notes are tendered, the issuance of New Notes pursuant to the exchange offer could result in the issuance of shares of our common stock in a quantity that exceeds the 20% threshold. Accordingly, we held a special meeting of our shareholders on June 17, 2011, at which meeting we received approval for the issuance of the New Notes and the issuance of common stock issuable on conversion of the New Notes. We also obtained approval from our shareholders at the special meeting to remove certain restrictions on the conversion rate for the February Notes. These restrictions had been put in place so that the issuance of the February Notes, which was not conditioned on shareholder approval, would not violate NASDAQ Marketplace Rule 5635.

Securities Subject to the Exchange Offer

We are offering to exchange up to an aggregate principal amount of $60,000,000 of Old Notes, upon the terms and subject to the conditions described in this prospectus. As of the date hereof, $122,206,000 aggregate principal amount of the Old Notes is outstanding.

Deciding Whether to Participate

Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender all or any portion of your Old Notes pursuant to the exchange offer. Further, we have not authorized anyone to make any recommendation.

You should make your own decision after reading this prospectus, including “Risk Factors,” and consulting with your advisors, if any, based on your own financial position and requirements.

Terms of the Exchange Offer

Any of the currently outstanding Old Notes (including Old Notes, if any, held by persons who hold less than $1,000 in principal amount and who tender all of their interest) may be tendered in exchange for $985 principal amount of New Notes and a cash payment of $65 for each $1,000 principal amount of Old Notes exchanged.

If the amount of Old Notes tendered exceeds the Exchange Limit, we will accept the Old Notes tendered for exchange on a pro rata basis. After application of the pro rata calculation, we will round the principal amount of Old Notes to be accepted for exchange down to the nearest $1,000 principal amount. This rounded amount will be the principal amount of Old Notes accepted and will be the basis for calculating the amount of New Notes to be issued and cash payment to be made. No additional cash will be paid in lieu of any principal amount of New Notes not received as a result of rounding down. Unless withdrawn as described herein, any Old Notes tendered that are not accepted for exchange due to proration will be returned or credited promptly to the tendering holder’s account.

The New Notes will be issued in principal denominations of $1,000 and integral multiples of $1,000 in excess thereof. The aggregate principal amount of New Notes to be issued to any holder in the exchange offer after application of the exchange ratio of 0.985% to the amount of Old Notes accepted for tender will be rounded down to the nearest integral multiple of $1,000, and any remainder will be paid in cash, plus any pre-issuance accrued interest on the remainder.

We will be deemed to have accepted validly tendered Old Notes when, as, and if we have given oral or written notice thereof to the exchange agent (sometimes referred to herein as the “acceptance date”). The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes and cash payment from us. If any tendered Old Notes are not accepted because of the Exchange Limit, an invalid tender, our inability to conclude that the New Notes meet the conditions for being a qualified reopening of the February Notes as described under the heading “— Qualified Reopening Condition,” the occurrence of other events described under the heading “— Conditions to the Exchange Offer” or otherwise, Old Notes will be credited to the holder’s account maintained with DTC, without expense, promptly after the expiration date, unless the exchange offer is extended.

Effective on the settlement date, we will no longer pay interest on any Old Notes that are accepted for exchange by us pursuant to the exchange offer. Interest will begin to accrue on the New Notes commencing on July 15, 2011. Each tendering holder of Old Notes is entitled to receive all accrued and unpaid interest on Old Notes accepted for exchange in the exchange offer up to but excluding the settlement date. Each tendering holder is required to pay for pre-issuance accrued interest. The amount of pre-issuance accrued interest will be deemed by each tendering holder paid in full with (i) the accrued and unpaid interest on the Old Notes that such holder is entitled to receive, as an offset, and (ii) a portion of the Old Notes tendered (having fair market value, as of the settlement date, equal to the excess of the pre-issuance accrued interest over the accrued and unpaid interest on the Old Notes).

We will pay interest on the New Notes on a semi-annual basis on January 15 and July 15 of each year, beginning January 15, 2012 (assuming a settlement date for the exchange offer prior to January 1, 2012). The interest so payable will be paid to each holder in whose name a New Note is registered at the close of business on the January 1 or July 1 (whether or not a business day) immediately preceding the applicable interest payment date.

Expiration Date; Extensions; Amendments

For purposes of the exchange offer, the term “expiration date” will mean midnight, New York City time, on July 15, 2011, subject to our right to extend that date and time in our sole discretion, in which case, the expiration date will mean the latest date and time to which the exchange offer is extended.

We also reserve the right, in our sole discretion and subject to applicable law, to: (1) extend the exchange offer; (2) terminate the exchange offer upon failure to satisfy any of the conditions described under “— Qualified Reopening Condition” or “— Conditions to the Exchange Offer;” or (3) amend the exchange offer, in each case by giving oral (promptly confirmed in writing) or written notice of the extension, termination or amendment to the exchange agent. Any extension, termination or amendment will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we amend the exchange offer in a manner that we determine constitutes a material or significant change, we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment, if the exchange offer would otherwise have expired during the five to ten business day period. Any change in the consideration offered to holders of Old Notes in the exchange offer will be paid to all holders whose Old Notes have previously been tendered and are accepted for exchange pursuant to the exchange offer.

Without limiting the manner in which we may choose to make a public announcement, we will comply with applicable securities laws by disclosing the change by means of a supplement that we distribute to the holders of the Old Notes. We will have no other obligation to publish, advertise or otherwise communicate any public announcement other than by making a timely release to any appropriate news agency, including but not limited to Bloomberg Business News and the Dow Jones News Service.

Procedures for Tender

If you are a DTC participant that has Old Notes that are credited to your DTC account and that are held of record by DTC’s nominee, you must directly tender your Old Notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Old Notes credited to their accounts. If you are not a DTC participant, you may tender your Old Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant.

We have not provided guaranteed delivery procedures in connection with the exchange offer or under this prospectus or any other offer materials provided therewith. Holders must timely tender their Old Notes in accordance with the procedures described in this prospectus and set forth in the Letter of Transmittal.

A holder who wishes to tender Old Notes must deliver a fully completed Letter of Transmittal or transmit an “agent’s message” to the exchange agent, which message must be received by the exchange agent prior to midnight, New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the Old Notes into the exchange agent’s account at DTC through ATOP under the procedure for book-entry transfers described herein along with a properly transmitted agent’s message, prior to midnight, New York City time, on the expiration date.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent, and forming a part of the book-entry confirmation, that states that DTC has received an express acknowledgement from the tendering participant stating that the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus and the related Letter of Transmittal, and that we may enforce the agreement against the participant. To receive confirmation of valid tender of Old Notes, a holder should contact the exchange agent at the telephone number listed on the back cover page of this prospectus.

Any valid tender of Old Notes that is not withdrawn prior to midnight, New York City time, on the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and set forth in the related Letter of Transmittal. Only a registered holder of Old Notes may tender the Old Notes in the exchange offer. Since the Old Notes are outstanding in the form of a global note registered in the name of DTC, if you wish to tender the Old Notes, you should promptly instruct the DTC participant that holds your interest in the Old Notes to tender on your behalf.

We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Old Notes tendered for exchange in our sole discretion. Alternative, conditional or contingent tenders of Old Notes will not be considered valid. We reserve the absolute right to reject any and all tenders of Old Notes not properly tendered or Old Notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular Old Notes. However, to the extent we waive any conditions of tender with respect to one tender of Old Notes, we will waive that condition for all other tenders as well. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties, subject to any rights to challenge such interpretation in a court of competent jurisdiction. Unless waived, any defects or irregularities in connection with the tender of Old Notes must be cured within the time period we determine. Neither we, the dealer manager, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give you notification of defects or irregularities with respect to the tender of your Old Notes.

Tenders of Old Notes involving any irregularities will not be deemed to have been made until any irregularities have been cured or waived. Old Notes received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured within the time period we determine or waived will be returned by the exchange agent to the DTC participant who delivered the Old Notes by crediting an account maintained at DTC designated by that DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

In addition, we reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as described under “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions, or otherwise. The terms of any of these purchases or offers could differ from the terms of the exchange offer.

Subject to and effective upon acceptance, a tendering holder of Old Notes will be deemed to:

•

have agreed to irrevocably sell, assign and transfer to or upon the order of HTI, all right, title and interest in and to, and all claims in respect of, or arising or having arisen as a result of, the holder’s status as a holder of, the Old Notes;

•

have released and discharged us, and the trustee with respect to the Old Notes tendered, from any and all claims the holder may have, now or in the future, arising out of or related to the Old Notes (other than compliance with the Exchange Act or any rule or regulation thereunder, or of any rule of a self-regulatory organization), including, without limitation, any claims that the holder is entitled to participate in any repurchase or redemption of the Old Notes;

•

have represented and warranted that the Old Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws; and

•

have irrevocably appointed the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Notes, with full powers of substitution and resubstitution (the power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Notes tendered to be assigned, transferred and exchanged for the applicable consideration.

Tender of Old Notes Held in Physical Form

We believe that all of the Old Notes are held in book-entry form only at DTC. If you hold Old Notes in physical, certificated form, you will need to deposit those Old Notes into DTC in order to participate in the exchange offer. If you need assistance doing so, please contact the information agent, whose address and telephone numbers are located on the back cover page of this prospectus.

Acceptance of Old Notes for Tender

Upon satisfaction of all conditions to the exchange offer, and subject to the Exchange Limit, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue the New Notes and make the cash payment promptly after acceptance of the Old Notes.

For purposes of the exchange offer, we will be deemed to have accepted validly tendered Old Notes for exchange when, as and if we have given oral or written notice of that acceptance to the exchange agent. If we do not accept any tendered Old Notes for any reason set forth in the terms of the exchange offer, we will credit the Old Notes to your account maintained with DTC promptly after the expiration or termination of the exchange offer.

Withdrawal and Revocation Rights

You may withdraw your tender of Old Notes (1) at any time before the expiration date of the exchange offer; and (2) after the expiration of 40 business days from the commencement of the exchange offer if we have not accepted the Old Notes for exchange as of that date.

If you have tendered Old Notes, you may withdraw those Old Notes prior to the applicable withdrawal deadline by delivering a written notice of withdrawal subject to the limitations described herein. To be effective, a written or facsimile transmission notice of withdrawal or a properly transmitted agent’s message must:

•	be received by the exchange agent at the address specified on the back cover page of this prospectus prior to the applicable withdrawal deadline;

•	specify the name of the holder of the Old Notes to be withdrawn;

•	specify the number of the account at DTC from which the Old Notes were tendered and the aggregate principal amount represented by the Old Notes; and

•

be signed by the holder of the Old Notes in the same manner as the original signature on the Letter of Transmittal or be accompanied by documents of transfer sufficient to have the trustee for the Old Notes register the transfer of the Old Notes into the name of the person withdrawing the Old Notes.

If the Old Notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon receipt by the exchange agent of written or facsimile transmission of the notice of withdrawal (or receipt of a request via DTC) even if physical release is not yet effected. A withdrawal of Old Notes can only be accomplished in accordance with the foregoing procedures.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal or revocation in our sole discretion. Our determination will be final and binding on all parties, subject to any rights to challenge such determination in a court of competent jurisdiction. Any Old Notes so withdrawn will be deemed not to have been validly tendered or delivered, respectively, for purposes of the exchange offer. Any Old Notes withdrawn or revoked will be promptly credited to an account maintained with DTC for the Old Notes. You may later tender any properly withdrawn Old Notes by following the procedures described under “— Procedures for Tender” at any time on or before the expiration date.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the tender of Old Notes to us in the exchange offer. If transfer taxes are imposed for any other reason, such as, for example, if the box entitled “Special Issuance or Payment Instructions” on the Letter of Transmittal has been completed as described in the instructions thereto, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder.

Qualified Reopening Condition

The exchange offer will not be consummated unless we conclude that the New Notes meet the conditions for being a qualified reopening of the issuance of the February Notes. If the New Notes would not constitute a qualified reopening, we may:

•	terminate the exchange offer and promptly credit all tendered Old Notes to the tendering holders’ accounts maintained with DTC;

•	extend the exchange offer, subject to the withdrawal rights described in “— Withdrawal and Revocation Rights” herein, and retain all tendered Old Notes until the extended exchange offer expires; or

•	amend the terms of the exchange offer, which may result in an extension of the period of time for which the exchange offer is kept open.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept any tendered Old Notes and may extend, terminate or amend the exchange offer, if at any time before the expiration of the exchange offer we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

In addition, we will not accept for exchange any Old Notes tendered if any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the New Notes under the Trust Indenture Act of 1939, as amended. In any of those events, we will use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

We also may not accept Old Notes that have been tendered and may take the actions listed below if, prior to the expiration date, any of the following events occur:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction is proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us;

•	any of the following occurs and the adverse effect of the occurrence will, in our reasonable judgment, be continuing:

•	any increase or decrease of more than 10%, measured from the close of trading on May 4, 2011, in the S&P 500® Index;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in United States financial markets generally;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions; or

•

a commencement of a war, act of terrorism or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

•	any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

•

any tender or exchange offer, other than this exchange offer by us, with respect to some or all of the Old Notes or our outstanding common stock or any merger, acquisition or other business combination proposal involving us is proposed, announced or made by any person or entity;

•

any objection by, or any action taken by, the trustee under the Old Note Indenture that may, in our reasonable judgment, adversely affect the completion of the exchange offer or that challenges the validity or effectiveness of the procedures used by us in the exchange offer or the acceptance of the Old Notes tendered for exchange; or

•

any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened change in our business, financial condition, results of operations or prospects, or that materially impair the contemplated benefits of the exchange offer.

If any of the above events occur, we may:

•	terminate the exchange offer and promptly credit all tendered Old Notes to the tendering holders’ accounts maintained with DTC;

•	extend the exchange offer, subject to the withdrawal rights described in “— Withdrawal and Revocation Rights” herein, and retain all tendered Old Notes until the extended exchange offer expires;

•	amend the terms of the exchange offer, which may result in an extension of the period of time for which the exchange offer is kept open; or

•	waive the unsatisfied condition, subject to any requirement to extend the period of time during which the exchange offer is open, and complete the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to these conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure to exercise any of the foregoing rights at any time is not a waiver of any of these rights and each of these rights will be an ongoing right which may be asserted at any time and from time to time.

Source of Funds

We intend to fund the payment of $65 for each $1,000 principal amount of Old Notes tendered and accepted with cash on hand. We do not anticipate using any alternative financing arrangements for the exchange offer.

Other Fees and Expenses

We will not pay any fees or commissions to any broker or dealer, or any other person, other than Citadel for serving as the dealer manager. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by the dealer manager and the information agent, as well as by our officers and other employees.

The total fees and expenses expected to be incurred in connection with the exchange offer, and assuming $60,000,000 in aggregate principal amount of the Old Notes are tendered and accepted for exchange, are estimated to be approximately $2,000,000.

Accounting Treatment

We anticipate the exchange of Old Notes for New Notes will be considered a debt extinguishment in accordance with Financial Accounting Standards Board (“FASB”) guidance. We may recognize a gain or loss for accounting purposes, and all costs previously recorded with respect to the Old Notes exchanged for New Notes, including the remaining associated debt discount, will be written-off. All other costs incurred in connection with the exchange will be capitalized and amortized over the term of the New Notes.

If it is determined that the exchange should be treated as a debt modification, we will account for the exchange according to FASB guidance on accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). All other costs incurred in connection with the exchange will be capitalized and amortized over the term of the New Notes.

Amendment of the Exchange Offer

We reserve the right to interpret or modify the terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of, or information relating to, the exchange offer.

Effect of Tender

Any valid tender by a holder of Old Notes that is not validly withdrawn prior to midnight, New York City time, on the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer described in this prospectus. The acceptance of the exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Absence of Dissenters’ Rights

Holders of Old Notes do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

DESCRIPTION OF THE OLD NOTES

The following description summarizes certain terms of our Old Notes and the Old Note Indenture. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual terms and provisions of the Old Notes and the Old Note Indenture, which are filed as exhibits to the registration statement of which this prospectus constitutes a part. We will provide copies of these documents to you upon request. All references to our common stock are to our common stock, par value $.01 per share. As used in this section, the terms “HTI,” “our company,” “we,” “our” and “us” refer only to Hutchinson Technology Incorporated and do not include any of our current or future subsidiaries.

General

The Old Notes were issued under an indenture, dated as of January 25, 2006, between us and Wells Fargo Bank, National Association, as successor trustee to LaSalle Bank National Association (the “Old Note Indenture”). The material provisions of the Old Note Indenture and the Old Notes are set forth below.

There is currently $122,206,000 principal amount of Old Notes outstanding, and the Old Notes mature on January 15, 2026. The Old Notes were issued in denominations of $1,000 or in integral multiples of $1,000. The Old Notes are payable at the principal corporate trust office of the paying agent, which is an office or agency of the trustee, or an office or agency maintained by us for such purpose, in Minneapolis, Minnesota.

The Old Notes bear cash interest at the rate of 3.25% per year on the principal amount from the most recent date to which interest has been paid or provided for. Interest is payable semi-annually in arrears on January 15 and July 15 of each year to holders of record at the close of business on the January 1 or the July 1 immediately preceding such interest payment date. Each payment of cash interest on the Old Notes includes interest accrued for the period commencing on and including the immediately preceding interest payment date through the day before the applicable interest payment date (or purchase or redemption date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day with the same force and effect as if made on the interest payment date or other payment date and without any interest or other payment with respect to the delay. Interest is calculated using a 360-day year composed of twelve 30-day months. A “business day” is any weekday that is not a day on which banking institutions in New York, New York or Chicago, Illinois are authorized or obligated to close.

Interest will cease to accrue on an Old Note upon its maturity, conversion, purchase by us at the option of a holder, redemption or the exchange of an Old Note pursuant to the exchange offer described herein. We may not reissue an Old Note that has matured or been converted, been purchased by us at the option of a holder, redeemed, or otherwise canceled, except for registration of transfer, exchange or replacement of such Old Note.

Old Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar are the trustee. No service charge will be made for any registration of transfer or exchange of Old Notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of any transfer or exchange to a person other than the holder.

Subordination of the Old Notes

The payment of principal of, conversion payments on, premium, if any, and interest on the Old Notes is subordinated in right of payment, as set forth in the Old Note Indenture, to the prior payment in full in cash or other payment satisfactory to our senior debt holders of all of our senior debt, whether outstanding on the date of the Old Note Indenture or thereafter incurred. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of Old Notes will be entitled to receive any payment with respect to the Old Notes or upon conversion of the Old Notes.

In the event of any acceleration of the Old Notes because of an event of default, the holders of our senior debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of the Old Notes are entitled to receive any payment or distribution in respect of the Old Notes. If payment of the Old Notes is accelerated because of an event of default, we or the trustee will promptly notify the holders of our senior debt or the trustee(s) for such senior debt of the acceleration.

No payment on account of principal of, conversion payments on, premium and interest on or any other amounts due on the Old Notes, including, without limitation, any fundamental change payment, and no redemption, repurchase or other acquisition of the Old Notes may be made unless:

•	full payment of amounts then due on all of our designated senior debt has been made or duly provided for pursuant to the terms of the instrument governing such designated senior debt; and

•

at the time of, or immediately after giving effect to, any such payment, redemption, repurchase or other acquisition, there does not exist under any designated senior debt or any agreement pursuant to which any designated senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such designated senior debt being declared due and payable.

In addition, the Old Note Indenture provides that if any of the holders of our designated senior debt provide notice (which we refer to as a “payment blockage notice”) to us and the trustee that a non-payment default has occurred giving the holder of such designated senior debt the right to accelerate the maturity thereof, no payment on the Old Notes or upon conversion of the Old Notes and no redemption, repurchase or other acquisition of the Old Notes will be made for the period ending on the earliest of:

•	the date on which such event of default shall have been cured or waived;

•	179 days from the date the payment blockage notice is received; and

•	the date the payment blockage notice is withdrawn by the holders of our designated senior debt.

Notwithstanding the foregoing (but subject to the provisions described above limiting payment on the Old Notes in certain circumstances), unless the holders of such designated senior debt or the representative of such holders shall have accelerated the maturity of such designated senior debt, we may resume payments on the Old Notes after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to one or more issues of designated senior debt during such period.

By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of our senior debt may receive more, ratably, and holders of the Old Notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrences of any event of default under the Old Note Indenture.

Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Old Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

As of March 27, 2011, the $40,000,000 aggregate principal amount of February Notes constitutes our only outstanding senior debt. The Old Note Indenture does not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor does the Old Note Indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

In the event that, notwithstanding the foregoing, the trustee or any holder of Old Notes receives any payment or distribution of our assets of any kind in contravention of any of the subordination terms of the Old Note Indenture, whether in cash, property or securities, including by way of set-off or otherwise, in respect of the Old

Notes before all of our senior debt is paid in full in cash or other payment satisfactory to the holders of such senior debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior debt, and will be immediately paid over or delivered to the holders of our senior debt or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of our senior debt.

“Designated senior debt” means any particular senior debt which has at the time of the payment event of default or the giving of the payment blockage notice, as the case may be, an aggregate outstanding principal amount in excess of $5,000,000, if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be “designated senior debt” for purposes of the Old Note Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt). There is currently no designated senior debt outstanding.

“Senior debt” means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any of our indebtedness (including, without limitation, any obligations in respect of such indebtedness and any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the Old Note Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions, refinancings or refundings of, or amendments, modifications or supplements to the foregoing). However, senior debt does not include:

•	any liability for federal, state, local or other taxes owed or owing by us;

•	our indebtedness to any of our subsidiaries;

•	our trade payables and accrued expenses (including, without limitation, accrued compensation) for goods, services or materials purchased or provided in the ordinary course of business; and

•

any particular indebtedness in which the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the Old Notes.

Conversion Rights

As of the date of this prospectus, holders may convert their Old Notes prior to maturity based on a conversion rate of 27.4499 shares per $1,000 principal amount of Old Notes (equivalent to a conversion price of approximately $36.43 per share), only if the conditions for conversion described below are satisfied. Holders who convert will receive cash and, at our option as described below, common stock upon conversion. The conversion rate will be subject to adjustment as described below. In the case of Old Notes called for redemption, conversion rights will expire at the close of business on the second business day prior to the redemption date, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date the default is cured. An Old Note for which a holder has delivered a purchase notice or a fundamental change purchase notice, as described below, requiring us to purchase the Old Note may be surrendered for conversion only if such notice is withdrawn in accordance with the Old Note Indenture. A holder may convert fewer than all of such holder’s Old Notes so long as the Old Notes converted are an integral multiple of $1,000 principal amount.

In lieu of delivering shares of our common stock upon conversion of any Old Note, a holder will receive, for each $1,000 principal amount of Old Notes surrendered for conversion:

•	cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value, as defined below; and

•	if the conversion value is greater than $1,000, a number of shares of our common stock, which we refer to as the “remaining shares,” equal to the sum of the daily share amounts, as defined below, for each of the ten consecutive trading days in the conversion reference period, as defined below, appropriately adjusted to reflect stock splits, stock dividends, combinations or similar events occurring during the conversion reference period, subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below.

The “conversion value” for each $1,000 principal amount of Old Notes means the average of the daily conversion values, as defined below, for each of the ten consecutive trading days of the conversion reference period.

The “daily conversion value” means, with respect to any trading day, the product of (1) the applicable conversion rate and (2) the volume weighted average price of our common stock on such trading day.

The “conversion reference period” means:

•

for Old Notes that are converted after we have specified a redemption date, the ten consecutive trading days beginning on the third trading day following the redemption date (in the case of Old Notes being converted which were previously called for redemption, including a partial redemption, this will only apply to those Old Notes that are subject to redemption);

•

for Old Notes that are converted during the period beginning on the 30th day prior to the stated maturity date of the Old Notes, the ten consecutive trading days beginning on the third trading day following the maturity date; and

•	in all other instances, the ten consecutive trading days beginning on the third trading day following the conversion date.

The “conversion date” with respect to an Old Note means the date on which the holder of the Old Note has complied with all requirements under the Old Note Indenture to convert such Old Note.

The “daily share amount” means, for each trading day of the conversion reference period and each $1,000 principal amount of Old Notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(volume weighted average price per share for such trading day	×	applicable conversion rate)		— $1,000
	volume weighted average price per share for such trading day		×	10

The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page HTCH <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

A “trading day” is any day on which the NASDAQ Global Select Market or, if our common stock is not quoted on the NASDAQ Global Select Market, the principal national or regional securities exchange on which our common stock is listed, is open for trading or, if our common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

On any day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (1) the cash percentage, (2) the daily share amount for such trading day and (3) the volume weighted average price of our common stock for such trading day (provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, the amount used in this clause (3) will be the cash price per share received by holders of our common stock in such fundamental change). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable conversion reference period, we will settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of such Old Note.

A holder of an Old Note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the arithmetic average of the volume weighted average price of our common stock for each of the ten consecutive trading days of the conversion reference period.

The conversion value, daily share amount and the number of shares, if any, to be issued upon conversion of the Old Notes will be determined by us at the end of the conversion reference period. Upon conversion of an Old Note, we will pay the cash and deliver the shares of common stock, as applicable, as promptly as practicable after the later of the conversion date and the date all calculations necessary to make such payment and delivery have been made, but in no event later than five business days after the later of such dates.

The ability to surrender Old Notes for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.

Conversion Based on Common Stock Price

Holders may surrender Old Notes for conversion during any calendar quarter, and only during such calendar quarter, if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the conversion price, as defined below, per share of common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”

The “closing price” of our common stock on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the NASDAQ Global Select Market or, if our common stock is not quoted on the NASDAQ Global Select Market, as reported by the principal national or regional securities exchange on which our common stock is listed or otherwise as provided in the Old Note Indenture.

The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate, rounded to the nearest cent.

As of the date of this prospectus, the conversion trigger price is $43.72, which is 120% of the conversion price per share of common stock, subject to adjustment upon occurrence of any of the events in respect of which the conversion rate would be subject to adjustment as described under “— Conversion Procedures” below. As of the date hereof, the conversion price per share of common stock is approximately $36.43 per share and is based on a conversion rate of 27.4499 shares per $1,000 principal amount of Old Notes.

The conversion agent will, on our behalf, determine at the beginning of each calendar quarter whether the Old Notes are convertible as a result of the price of our common stock and notify us and the trustee.

Conversion Based on Trading Price of Old Notes

Holders may surrender Old Notes for conversion during any five business day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of Old Notes, as determined following a request by a holder of Old Notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate per $1,000 principal amount of Old Notes (the “trading price condition”).

The “trading price” of the Old Notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5,000,000 principal amount of the Old Notes at approximately 3:30 p.m., New York City time, on such determination date from three nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the Old Notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of Old Notes will be deemed to be less than 98% of the product of the closing price of our common stock and the conversion rate per $1,000 principal amount of Old Notes.

In connection with any conversion upon satisfaction of the trading price condition, the trustee shall have no obligation to determine the trading price of the Old Notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of the Old Notes provides us with reasonable evidence that the trading price per $1,000 principal amount of Old Notes would be less than 98% of the product of the closing price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of Old Notes. At such time, we shall instruct the trustee to determine the trading price of the Old Notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of Old Notes is greater than 98% of the product of the closing price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of Old Notes.

Conversion Based on Redemption

A holder may surrender for conversion an Old Note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. An Old Note for which a holder has delivered a purchase notice or a fundamental change purchase notice, as described below, requiring us to purchase such Old Note may be surrendered for conversion only if such notice is withdrawn in accordance with the Old Note Indenture.

Conversion Upon Specified Distributions to Holders of Our Common Stock

  If we:

•

distribute to all holders of our common stock certain rights (including rights or rights certificates under a shareholders’ rights agreement) or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance (or, in the case of rights certificates issued under a shareholders’ rights agreement, within 45 days of the later of the date of issuance and any scheduled redemption date or similar date under such shareholders’ rights agreement), common stock at less than the then current market price of our common stock, or

•

distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 7.5% of the closing price of our common stock on the business day preceding the declaration date for such distribution, we will notify the holders of Old Notes at least 20 days prior to the ex-dividend date for such distribution; provided that if we distribute rights or rights certificates pursuant to a shareholders’ rights agreement, we will notify the holders of the Old Notes on the business day after we are required to give notice generally to our shareholders pursuant to such shareholders’ rights agreement if such date is less than 20 days prior to the date of such distribution. Once we have given the notice, holders may surrender their Old Notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. A holder may not convert its Old Notes under this conversion provision upon the specified distributions above if the holder will participate in such distribution due to the participation of holders of the Old Notes in such distribution.

Conversion Upon Fundamental Change or Similar Event

We will notify the holders of Old Notes and the trustee at least 10 trading days prior to the anticipated effective date of any fundamental change, as defined below under “— Purchase at Holders’ Option Upon Fundamental Change,” or an event that would have been a change of control but for the existence of one of the change of control exceptions under “— Purchase at Holders’ Option Upon Fundamental Change,” that we know or reasonably should know will occur. If we do not know, and should not reasonably know, that a fundamental change or other such event will occur until a date that is within 10 trading days before the anticipated effective date of such fundamental change or other such event, we will notify the holders and the trustee promptly after we have knowledge of such fundamental change or other such event. Holders may surrender Old Notes for conversion at any time beginning 10 trading days before the anticipated effective date of a fundamental change or an event that would have been a change of control but for the existence of one of the change of control exceptions under “— Purchase at Holders’ Option Upon Fundamental Change,” and until the trading day prior to the fundamental change purchase date.

Conversion at Maturity

Holders may surrender Old Notes for conversion at any time during the period beginning on July 15, 2025 and ending at the close of business on the business day immediately preceding the stated maturity date.

Conversion Procedures

To convert an Old Note, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the Old Note, and deliver the conversion notice to the conversion agent;

•	surrender the Old Note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of an Old Note, a holder will not receive, except as described below, any cash payment representing any accrued interest. Instead, accrued interest will be deemed paid by the shares of common stock (or any cash in lieu thereof) received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the Old Note is convertible (or any cash in lieu thereof), together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the principal amount of an Old Note; and

•	to satisfy our obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than canceled, extinguished or forfeited. Holders of Old Notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such Old Notes on the corresponding interest payment date notwithstanding the conversion, and such Old Notes upon surrender must be accompanied by funds equal to the amount of such payment, unless such Old Notes have been called for redemption, in which case no such payment will be required.

The conversion rate will not be adjusted for accrued interest. We will adjust the conversion rate for certain events, including:

(1) the issuance of our common stock as a dividend or distribution to holders of our common stock;

(2) some subdivisions and combinations of our common stock;

(3) the issuance to all holders of our common stock of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase our common stock, or securities convertible into our common stock, at less than, or having a conversion price per share less than, the then current market price of our common stock;

(4) the dividend or other distribution to all holders of our common stock of shares of our capital stock, other than common stock, or evidences of our indebtedness or our assets, including securities (but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, liquidation, dissolution, winding up, sale or conveyance resulting in a change in the conversion consideration, or pursuant to any shareholders’ rights plan or dividends or distributions paid exclusively in cash);

(5) dividends or other distributions consisting exclusively of cash to all holders of our common stock; and

(6) payments to holders in respect of a tender offer or exchange offer for our common stock by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer.

In the event that we pay a dividend or make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted, unless we make an equivalent distribution to holders of Old Notes, based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the NASDAQ Global Select Market or such other national or regional securities exchange or market on which the securities are then listed or quoted.

In addition, the Old Note Indenture provides that upon conversion of the Old Notes, holders will receive, to the extent that we deliver shares of common stock upon such conversion, the rights related to such common stock pursuant to any shareholders’ rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.

Notwithstanding the foregoing, if a holder of Old Notes exercising its right of conversion after the distribution of rights pursuant to such rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date the rights become separable from such stock. If such an adjustment is made and such rights are later redeemed, repurchased, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

In the case of the following events (each, a “business combination”):

•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, other than to one or more of our subsidiaries; or

•	a statutory share exchange

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the Old Notes then outstanding will be entitled thereafter to convert those Old Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such business combination had such Old Notes been converted into our common stock immediately prior to such business combination, except that such holders will not receive a make whole premium if such holder does not convert its Old Notes “in connection with” the relevant fundamental change. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such business combination, we will make adequate provision whereby the holders of the Old Notes shall have a reasonable opportunity to determine the form of consideration into which all of the Old Notes, treated as a single class, shall be convertible from and after the effective date of such business combination. Such determination shall be based on the weighted average of elections made by holders of the Old Notes who participate in such determination, shall be subject to any limitations to which all of the holders of our common stock are subject, such as pro rata reductions applicable to any portion of the consideration payable in such business combination, and shall be conducted in such a manner as to be completed by the date which is the earliest of (1) the deadline for elections to be made by our shareholders, and (2) two trading days prior to the anticipated effective date. We will provide notice of the opportunity to determine the form of such consideration, as well as notice of the determination made by holders of the Old Notes (and the weighted average of elections), by posting such notice with DTC and providing a copy of such notice to the trustee. In the event the effective date is delayed beyond the initially anticipated effective date, holders of the Old Notes shall be given the opportunity to make subsequent similar determinations in regard to such delayed effective date. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions shall affect the right of a holder of Old Notes to convert its Old Notes into shares of our common stock prior to the effective date.

The Old Note Indenture permits us to increase the conversion rate, to the extent permitted by law, for any period of at least 20 days. In that case we will give at least 15 days’ notice of such increase. We also may make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any U.S. federal income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for U.S. federal income tax purposes.

We will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. We will not make any adjustments if holders of Old Notes are permitted to participate in the transactions described above in clauses (1) through (6) that would otherwise require adjustment of the conversion rate. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.

Upon determining that the holders are or will be entitled to convert their Old Note in accordance with these provisions, we will promptly issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information.

Notwithstanding the foregoing, in no event shall the conversion rate as adjusted in accordance with the foregoing exceed 35.6887 per $1,000 principal amount of Old Notes, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) above.

Redemption of Old Notes at Our Option

Beginning on January 21, 2011, we may redeem the Old Notes for cash, in whole or in part, at any time or from time to time. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of Old Notes. We may redeem the Old Notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The following cash prices are for Old Notes redeemed during the 12-month period commencing on January 21 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price
2011	100.93%
2012	100.46%
2013 and thereafter	100.00%

If we redeem less than all of the outstanding Old Notes, the trustee will select the Old Notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000. In this case, the trustee may select the Old Notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s Old Notes is selected for partial redemption and the holder converts a portion of the Old Notes, the converted portion will be deemed to be part of the portion of Old Notes selected for redemption.

On and after the redemption date, unless we default in the payment of the redemption price, interest will cease to accrue on the principal amount of the Old Notes or portions of Old Notes called for redemption and for which funds have been set apart for payment. In the case of Old Notes or portions of Old Notes redeemed on a redemption date that is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the Old Note is registered at the close of business on the relevant record date.

The Old Notes are not entitled to any sinking fund.

Purchase of Old Notes by Us at the Option of the Holder for Cash

On the purchase dates of January 15, 2013, January 15, 2016 and January 15, 2021, we may, at the option of the holder, be required to purchase for cash, at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the purchase date, all or a portion of such holder’s outstanding Old Notes for which a written purchase notice has been properly delivered and not withdrawn, subject to certain additional conditions. If such purchase date is also a regularly scheduled payment date, the interest payable on such date will be paid to the holder of record of the Old Notes on the relevant record date. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

We may only pay the purchase price in cash and not in shares of our common stock.

We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders of the Old Notes, as provided in the Old Note Indenture, stating among other things:

•	the amount of the purchase price; and

•	the procedures that holders must follow to require us to purchase their Old Notes.

The purchase notice given by each holder electing to require us to purchase Old Notes shall state:

•	if certificated Old Notes have been issued to the holder, the certificate numbers of the holder’s Old Notes to be delivered for purchase;

•	the portion of the principal amount of Old Notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the Old Notes are to be purchased by us pursuant to the applicable provisions of the Old Notes and the Old Note Indenture.

If the Old Notes are not in certificated form, a holder’s purchase notice must comply with appropriate DTC procedures.

A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn Old Notes;

•	if the Old Notes are in certificated form, the certificate numbers of the withdrawn Old Notes; and

•	the principal amount, if any, of the Old Notes which remains subject to the purchase notice.

In connection with any purchase offer, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the

Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

Payment of the purchase price for an Old Note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the Old Note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the Old Note will be made promptly following the later of the purchase date or the time of delivery of the Old Note.

If the paying agent holds money or securities sufficient to pay the purchase price of the Old Note on the business day following the purchase date in accordance with the terms of the Old Note Indenture, then, immediately after the purchase date, the Old Note will cease to be outstanding and interest on such Old Note will cease to accrue, whether or not the Old Note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the Old Note.

Purchase at Holders’ Option Upon Fundamental Change

If a fundamental change occurs, each holder of Old Notes will have the right to require us to repurchase all or any portion of that holder’s Old Notes that is equal to $1,000 or an integral multiple of $1,000, on the date fixed by us, which we refer to as the “fundamental change purchase date,” that is not less than 30 nor more than 45 days after the date we give notice of the fundamental change, at a fundamental change purchase price equal to 100% of the principal amount of the Old Notes to be repurchased, together with interest accrued and unpaid to, but excluding, the fundamental change purchase date. If such purchase date is after a record date but on or prior to an interest payment date, the interest payable on such purchase date will be paid to the holder of record of the Old Notes on the relevant record date.

Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of Old Notes, as provided in the Old Note Indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee.

In order to exercise the repurchase right upon a fundamental change, a holder must deliver prior to the purchase date a fundamental change purchase notice stating among other things:

•	if certificated Old Notes have been issued to the holder, the certificate numbers of the holder’s Old Notes to be delivered for purchase;

•	the portion of the principal amount of Old Notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the Old Notes are to be purchased by us pursuant to the applicable provisions of the Old Notes and the Old Note Indenture.

If the Old Notes are not in certificated form, a holder’s fundamental change purchase notice must comply with appropriate DTC procedures.

A holder may withdraw any fundamental change purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn Old Notes;

•	if the Old Notes are in certificated form, the certificate numbers of the withdrawn Old Notes; and

•	the principal amount, if any, of the Old Notes which remains subject to the fundamental change purchase notice.

In connection with any purchase offer in the event of a fundamental change, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

Payment of the fundamental change purchase price for an Old Note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the Old Note, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for the Old Note will be made promptly following the later of the fundamental change purchase date or the time of delivery of the Old Note.

If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the Old Note on the business day following the fundamental change purchase date in accordance with the terms of the Old Note Indenture, then, immediately after the fundamental change purchase date, the Old Note will cease to be outstanding and interest on such Old Note will cease to accrue, whether or not the Old Note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the Old Note.

A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading, each as defined below.

A “change of control” will be deemed to have occurred at such time after the original issuance of the Old Notes when the following has occurred:

•

the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•

our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person other than to one or more of our wholly-owned subsidiaries, other than:

•	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and

•

pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

•

any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

•

during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office.

Notwithstanding the foregoing, it will not constitute a change of control if (1) the closing sale price of the common stock for any five trading days during the ten trading days immediately preceding the effective date of the change of control is at least equal to 105% of the conversion price in effect on such day, or (2) 100% of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change of control consists of common stock or American Depositary Shares representing shares of common stock traded on a U.S. national securities exchange or quoted on the NASDAQ Global Select Market, or which will be so traded or quoted when issued or exchanged in connection with the change of control, and as a result of such transaction or transactions the Old Notes become convertible solely into cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of such common stock, subject to the right to deliver cash in lieu of all or a portion of such remaining shares in substantially the same manner as described above; provided that, with respect to an entity organized under the laws of a jurisdiction outside the U.S., such entity has a worldwide total market capitalization of its equity securities of at least three times our market capitalization before giving effect to the consolidation or merger.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the Old Notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on the NASDAQ Global Select Market or any similar United States system of automated dissemination of quotations of securities prices, or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

For purposes of the foregoing, beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Old Notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the Old Notes in the open market or by tender at any price or by private agreement. Any Old Note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any Old Notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

No Old Notes may be purchased by us at the option of holders upon the occurrence of a fundamental change if there has occurred and is continuing an event of default with respect to the Old Notes, other than a default in the payment of the fundamental change purchase price with respect to the Old Notes.

The preceding provisions would not necessarily protect holders of the Old Notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase Old Notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our indebtedness. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the Old Notes that might be delivered by holders of Old Notes seeking to exercise the purchase right. Any failure by us to repurchase the Old Notes when required following a fundamental change would result in an event of default under the Old Note Indenture. Any such default may, in turn, cause a default under other indebtedness.

Make-Whole Premium Upon Fundamental Change

If a fundamental change, as defined above under “— Purchase at Holders’ Option Upon Fundamental Change” (or a transaction that would have been a change of control under such section but for the existence of the 105% trading price exception), had occurred prior to January 21, 2011, we would have been obligated, subject to certain conditions, to pay a make whole premium to holders who converted Old Notes in connection with any such transaction by increasing the conversion rate applicable to such Old Notes.

Events of Default and Acceleration

The following are events of default under the Old Note Indenture:

•

default in the payment of any principal amount or any redemption price, purchase price or fundamental change purchase price due with respect to the Old Notes, when the same becomes due and payable, regardless of whether such payment is permitted pursuant to the subordination provisions of the Old Note Indenture;

•

default in payment of any interest under the Old Notes, which default continues for 30 days, regardless of whether such payment is permitted pursuant to the subordination provisions of the Old Note Indenture;

•

default in the delivery when due of all cash and any shares of common stock payable upon conversion with respect to the Old Notes, which default continues for 15 days, regardless of whether such delivery is permitted pursuant to the subordination provisions of the Old Note Indenture;

•

our failure to comply with any of our other agreements in the Old Notes or the Old Note Indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the Old Notes then outstanding, and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•

default in the payment of principal by the end of any applicable grace period or resulting in acceleration of other of our indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25,000,000 and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Old Notes then outstanding, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or our significant subsidiaries.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Old Notes then outstanding may declare the principal of the Old Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency with respect to us, the principal amount of the Old Notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.

The Old Note Indenture requires us to file an officers’ certificate with the trustee each year that states, to the knowledge of the certifying officer, whether or not we are in compliance with all conditions and covenants contained in the Old Note Indenture and whether any defaults or events of default exist under the terms of the Old Note Indenture.

The holders of a majority in aggregate principal amount of the Old Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on it. However, the trustee may refuse to follow any direction that conflicts with law or the Old Note Indenture, that the trustee determines may be unduly prejudicial to the rights of another holder or the trustee, or that may involve the trustee in personal liability unless the trustee is offered security or indemnity satisfactory to it; provided, however, that the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

A holder may not pursue any remedy with respect to the Old Note Indenture or the Old Notes (except actions for payment of overdue principal or interest or for the conversion of the Old Notes) unless:

•	the holder gives to the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the then outstanding Old Notes make a written request to the trustee to pursue the remedy;

•	such holder or holders offer to the trustee reasonable security or indemnity against any loss, liability or expense;

•	the trustee does not comply with the request within 60 days after the receipt of the request and offer of security or indemnity; and

•

no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of the Old Notes then outstanding.

Consolidation, Mergers or Sales of Assets

The Old Note Indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person unless:

•

the resulting, surviving or transferee person is a corporation, limited liability company, partnership, trust or other business entity organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the Old Notes and the Old Note Indenture;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the Old Note Indenture are met.

Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the Old Notes and the Old Note Indenture. Although such transactions are permitted under the Old Note Indenture, certain of the foregoing transactions occurring could constitute a fundamental change of our company, permitting each holder to require us to purchase the Old Notes of such holder as described above.

Modification

The trustee and we may amend the Old Note Indenture or the Old Notes with the consent of the holders of not less than a majority in aggregate principal amount of the Old Notes then outstanding. However, the consent of the holder of each outstanding Old Note affected is required to:

•	alter the manner of calculation or rate of accrual of interest on the Old Note or change the time of payment;

•	make the Old Note payable in money or securities other than that stated in the Old Note;

•	change the stated maturity of the Old Note;

•	reduce the principal amount, redemption price, purchase price or fundamental change purchase price (including any make whole premium payable) with respect to the Old Note;

•	make any change that adversely affects the conversion rights of a holder in any material respect;

•	make any change that adversely affects the right of a holder to require us to purchase the Old Note;

•	impair the right to institute suit for the enforcement of any payment with respect to the Old Note or with respect to conversion of the Old Note;

•	change the currency of payment of principal of, or interest on, the Old Note; or

•	change the provisions in the Old Note Indenture that relate to modifying or amending the Old Note Indenture.

Without the consent of any holder of Old Notes, the trustee and we may amend the Old Note Indenture:

•	to evidence a successor to us and the assumption by that successor of our obligations under the Old Note Indenture and the Old Notes;

•	to add to our covenants for the benefit of the holders of the Old Notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the Old Notes;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the Old Note Indenture;

•

to comply with the requirements of the SEC in order to effect or maintain qualification of the Old Note Indenture under the Trust Indenture Act of 1939, as amended, as contemplated by the Old Note Indenture or otherwise;

•	to cure any ambiguity, omission, defect or inconsistency or correct or supplement any defective provision contained in the Old Note Indenture; or

•	to make any change that does not adversely affect the rights of the holders of the Old Notes in any material respect.

The holders of a majority in aggregate principal amount of the outstanding Old Notes may, on behalf of all the holders of all Old Notes:

•	waive compliance by us with restrictive provisions of the Old Note Indenture, as detailed in the Old Note Indenture; or

•

waive any past default under the Old Note Indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver common stock or cash, with respect to any Old Note or in respect of any provision which under the Old Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Old Note affected.

Discharge of the Old Note Indenture

We may satisfy and discharge our obligations under the Old Note Indenture by delivering to the trustee for cancellation all outstanding Old Notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the Old Notes have become due and payable, whether at stated maturity or any redemption date, purchase date or a fundamental change purchase date, or upon conversion or otherwise, or will become due and payable within one year at stated maturity or are to be called for redemption within one year, cash or shares of common stock (as applicable under the terms of the Old Note Indenture) sufficient to pay all of the outstanding Old Notes and paying all other sums payable under the Old Note Indenture.

Calculations in Respect of Old Notes

We are responsible for making all calculations called for under the Old Notes. These calculations include, but are not limited to, determination of the average market prices of the Old Notes and of our common stock. We make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of Old Notes, subject to any rights to challenge such calculations in a court of competent jurisdiction. We provide schedules of our calculations to the trustee, and the trustee is entitled to rely conclusively upon the accuracy of our calculations without independent verification.

Governing Law

The Old Note Indenture and the Old Notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

Wells Fargo Bank, National Association, is the trustee, registrar, paying agent and conversion agent under the Old Note Indenture for the Old Notes.

Global Notes; Book Entry; Form

The Old Notes have been issued in the form of one or more global securities. The global security is deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Old Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Once the global security was deposited with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of Old Notes represented by such global security to the accounts of participants. The accounts to be credited were designated by the underwriters. Ownership of beneficial interests in the global security are limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Old Notes represented by the global security for all purposes under the Old Note Indenture and the Old Notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Except as set forth below, as an owner of a beneficial interest in the global security, you are not entitled to have the Old Notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any Old Notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We make payments of principal of, premium, if any, and interest on the Old Notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, credits participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants are governed by standing instructions and customary practices and are the responsibility of such participants or indirect participants. We do not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any Old Note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

If we redeem less than all of the Old Notes, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each participant in the global securities to be redeemed.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of Old Notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of Old Notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency (and in either such case we fail to appoint a successor depositary) or there is an event of default under the Old Notes, DTC will exchange the global security for certificated securities which it will distribute to its participants. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee have or will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF THE NEW NOTES

The following description summarizes certain terms of our New Notes and the New Note Indenture. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual terms and provisions of the New Notes and the New Note Indenture, which are filed as exhibits to the registration statement of which this prospectus constitutes a part. We will provide copies of these documents to you upon request. All references to our common stock are to our common stock, par value $.01 per share. As used in this section, the terms “HTI,” “our company,” “we,” “our” and “us” refer only to Hutchinson Technology Incorporated and do not include any of our current or future subsidiaries.

General

The New Notes will be issued under the indenture, dated as of February 11, 2011, between us and Wells Fargo Bank, National Association, as trustee, under which we previously issued $40,000,000 aggregate principal amount of February Notes, as amended to remove certain restrictions on the conversion rate for the February Notes (the “New Note Indenture”). The material provisions of the New Note Indenture and the New Notes are set forth below.

The New Notes will mature on January 15, 2026. The New Notes will be issued in denominations of $1,000 or in integral multiples of $1,000. The New Notes will be payable at the corporate trust office of the paying agent, which is an office or agency of the trustee, or an office or agency maintained by us for such purpose.

The New Notes will bear cash interest at the rate of 8.50% per year on the principal amount from July 15, 2011, or from the most recent date to which interest has been paid or provided for. Tendering holders will not receive any net cash for accrued and unpaid interest on Old Notes tendered upon settlement of the exchange offer. Additionally, tendering holders will not be required to pay any cash for interest accrued on the New Notes from and including July 15, 2011 up to but excluding the settlement date (“pre-issuance accrued interest”) upon settlement of the exchange. However, New Notes issued upon completion of the exchange offer will be entitled to receive interest on the New Notes from July 15, 2011 when the first coupon payment is made on January 15, 2012, and pre-issuance accrued interest will be deemed fully paid for. See “The Exchange Offer – Terms of the Exchange Offer.” Interest will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 2012 (assuming a settlement date for the exchange offer prior to January 1, 2012), to holders of record at the close of business on the January 1 or the July 1 immediately preceding such interest payment date. Each payment of cash interest on the New Notes includes interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if no interest has been paid, the issue date) through the day before the applicable interest payment date (or purchase or redemption date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day with the same force and effect as if made on the interest payment date or other payment date and without any interest or other payment with respect to the delay. Interest is calculated using a 360-day year composed of twelve 30-day months. A “business day” is any weekday that is not a day on which banking institutions in New York, New York or the place of payment are authorized or obligated to close.

Interest will cease to accrue on a New Note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a New Note that has matured or been converted, been purchased by us at the option of a holder, redeemed, or otherwise cancelled, except for registration of transfer, exchange or replacement of such New Note before such note ceases to be outstanding.

We may, at any time, without the consent of the holders of the New Notes, issue an unlimited aggregate principal amount of additional notes under the New Note Indenture on the same terms and conditions as the New Notes, except for the issue date and any difference in the issue price and the interest accrued prior to the issue date of the additional notes. If we issue such additional notes, they will rank equally and ratably and will be treated as a single series of debt securities with the New Notes for all purposes under the New Note Indenture.

New Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar are the trustee. No service charge will be made for any registration of transfer or exchange of New Notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of any transfer or exchange to a person other than the holder.

The New Notes:

•	will be our general unsecured obligations;

•	will be pari passu in right of payment with all of our existing and future unsecured senior indebtedness;

•	will be senior in right of payment to any of our existing and future subordinated indebtedness, including the Old Notes that remain outstanding after consummation of the exchange offer; and

•	will not be guaranteed by any of our subsidiaries.

The New Notes will be effectively subordinated to all of our secured debt, including any secured debt we may incur in the future, to the extent of the value of the assets securing such secured debt. As of March 27, 2011, we had $570,000 of outstanding secured indebtedness, on a consolidated basis.

Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the New Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us. As of March 27, 2011, the total balance sheet liabilities of our consolidated subsidiaries was $1,975,000.

As of March 27, 2011, our only indebtedness for borrowed money outstanding that has the same ranking as the New Notes is the $40,000,000 aggregate principal amount of February Notes. The New Note Indenture will not limit the amount of additional indebtedness that we can create, incur, assume or guarantee, nor will the New Note Indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

Conversion Rights

Subject to the satisfaction of the conditions described in this section and below under “—Conversion Procedures,” holders may convert their New Notes at any time prior to the close of business on the business day immediately preceding the maturity date based on an initial conversion rate of 116.2790 shares per $1,000 principal amount of New Notes (equivalent to an initial conversion price of approximately $8.60 per share). The conversion rate will be subject to adjustment as described below. In the case of New Notes called for redemption, conversion rights will expire at the close of business on the second business day prior to the redemption date, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date the default is cured. A New Note for which a holder has delivered a purchase notice or a fundamental change purchase notice, as described below, requiring us to purchase the New Note may be surrendered for conversion only if such notice is withdrawn in accordance with the New Note Indenture. A holder may convert fewer than all of such holder’s New Notes so long as the New Notes converted are an integral multiple of $1,000 principal amount.

Upon conversion of a New Note, the holder of such New Note will receive a number of shares of our common stock equal to the product of (i) the number obtained by dividing the aggregate principal amount of the New Note converted by $1,000 and (ii) the conversion rate in effect on the applicable conversion date; provided, however, that in lieu of any fractional share of our common stock, we will deliver an amount of cash equal to the product of (i) such fraction of a share and (ii) the closing price of our common stock on the applicable conversion date (or, if the applicable conversion date is not a trading day, the trading day immediately preceding such conversion date).

We will deliver the consideration due with respect to the conversion of any New Note as soon as practicable after the applicable conversion date, but in no event later than five business days after the applicable conversion date. Each conversion will be deemed to have been effected at the close of business on the conversion date, and the person in whose name any shares of common stock deliverable upon conversion are to be issued will become the holder of record of such shares at the close of business on the conversion date. Prior to such time, a holder entitled to receive shares of our common stock upon conversion will not be entitled to any rights as a holder of our common stock including, without limitation, the rights to vote in elections of our board of directors and to receive dividends.

The “conversion date” with respect to a New Note means the date on which the holder of the New Note has complied with all requirements under the New Note Indenture to convert such New Note.

A “trading day” is any day on which (i) trading in our common stock generally occurs on the NASDAQ Global Select Market or, if our common stock is not quoted on the NASDAQ Global Select Market, the principal other national or regional securities exchange on which our common stock is listed, or if our common stock is not then listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded and (ii) a closing price for our common stock is available on such securities exchange or market; provided, however, that if our common stock is not so listed or traded, “trading day” means any business day.

The “closing price” of our common stock on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the NASDAQ Global Select Market or, if our common stock is not quoted on the NASDAQ Global Select Market, as reported by the principal other national or regional securities exchange on which our common stock is listed or as otherwise provided in the New Note Indenture.

The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate, rounded to the nearest cent.

The ability to surrender New Notes for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.

Conversion Procedures

To convert a New Note, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the New Note, and deliver the conversion notice to the conversion agent;

•	surrender the New Note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to the interest payable on the interest payment date immediately following the conversion date.

On conversion of a New Note, a holder will not receive, except as described below, any cash payment representing any accrued interest. Instead, accrued interest will be deemed paid by the shares of common stock received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the New Note is convertible, together with any cash payment of such holder’s fractional shares, will thus be deemed:

•	to satisfy our obligation to pay the principal amount of a New Note; and

•	to satisfy our obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of New Notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such New Notes on the corresponding interest payment date notwithstanding the conversion, and such New Notes upon surrender must be accompanied by funds equal to the amount of such payment, except to the extent of any overdue interest that is due at the time of conversion, unless (i) such New Notes are converted after the close of business on the regular record date immediately preceding the maturity date, (ii) we have specified a redemption date that is after such regular record date and on or prior to such interest payment date and the holder surrenders the New Notes for conversion after the close of business on such regular record date and on or prior to the close of business on the second business day prior to such redemption date or (iii) if we have specified a fundamental change repurchase date that is after such regular record date and on or prior to such interest payment date and the holder surrenders the New Notes for conversion after the close of business on such regular record date and prior to the open of business on such fundamental change repurchase date, in which cases no such payment will be required.

The conversion rate will not be adjusted for accrued interest.

We will adjust the conversion rate for certain events, including:

(1) the issuance of our common stock as a dividend or distribution to holders of our common stock;

(2) some subdivisions and combinations of our common stock;

(3) the issuance to all holders of our common stock of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase our common stock, or securities convertible into our common stock, at less than, or having a conversion price per share less than, the then current market price of our common stock;

(4) the dividend or other distribution to all holders of our common stock of shares of our capital stock, other than common stock, or evidences of our indebtedness or our assets, including securities (but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, liquidation, dissolution, winding up, sale or conveyance resulting in a change in the conversion consideration, or pursuant to our shareholders’ rights plan or dividends or distributions paid exclusively in cash);

(5) dividends or other distributions consisting exclusively of cash to all holders of our common stock; and

(6) payments to holders in respect of a tender offer or exchange offer for our common stock by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer.

In the event that we pay a dividend or make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted, unless we make an equivalent distribution to holders of New Notes, based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the NASDAQ Global Select Market or such other national or regional securities exchange or other market on which the securities are then listed or quoted.

In addition, the New Note Indenture provides that upon conversion of the New Notes, holders will receive the rights related to the shares of common stock delivered upon such conversion pursuant to our shareholders’ rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.

Notwithstanding the foregoing, if a holder of New Notes exercising its right of conversion after the distribution of rights pursuant to our rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date the rights become separable from such stock. If such an adjustment is made and such rights are later redeemed, repurchased, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

In the case of the following events (each, a “business combination”):

•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, other than to one or more of our subsidiaries; or

•	a statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the New Notes then outstanding will be entitled thereafter to convert those New Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such business combination had such New Notes been converted into our common stock immediately prior to such business combination, except that such holders will not receive a make whole premium if such holders do not convert their New Notes “in connection with” the relevant fundamental change. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such business combination, we will make adequate provision whereby the holders of the New Notes shall have a reasonable opportunity to determine the form of consideration into which all of the New Notes, treated as a single class, shall be convertible from and after the effective date of such business combination. Such determination shall be based on the weighted average of elections made by holders of the New Notes who participate in such determination, shall be subject to any limitations to which all of the holders of our common stock are subject, such as pro rata reductions applicable to any portion of the consideration payable in such business combination, and shall be conducted in such a manner as to be completed by the date which is the earliest of (1) the deadline for elections to be made by our shareholders, and (2) two trading days prior to the anticipated effective date. We will provide notice of the opportunity to determine the form of such consideration, as well as notice of the determination made by holders of the New Notes (and the weighted average of elections), by posting such notice with DTC and providing a copy of such notice to the trustee. In the event the effective date is delayed beyond the initially anticipated effective date, holders of the New Notes shall be given the opportunity to make subsequent similar determinations in regard to such delayed effective date. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions shall affect the right of a holder of New Notes to convert its New Notes into shares of our common stock prior to the effective date.

The New Note Indenture permits us to increase the conversion rate, to the extent permitted by law, for any period of at least 20 business days. In that case we will give at least 15 days’ notice of such increase. We also may make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any U.S. federal income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for U.S. federal income tax purposes.

We will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. We will not make any adjustments if holders of New Notes are permitted to participate in the transactions described above in clauses (1) through (6) that would otherwise require adjustment of the conversion rate. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.

Redemption of New Notes at Our Option

Prior to January 15, 2013, we may not redeem the New Notes. On or after January 15, 2013, to, but excluding, January 15, 2015, we may redeem the New Notes for cash, in whole or in part, if the closing price of our common stock equals or exceeds 150% of the conversion price in effect for at least 20 trading days during the 30 consecutive trading day period ending on the trading day immediately prior to the date on which we deliver notice of such redemption. Beginning on January 15, 2015, we may redeem the New Notes for cash, in whole or in part, at any time or from time to time.

If we elect to redeem the New Notes, we will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of New Notes. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date; provided, however, that if the redemption date falls after a record date but on or prior to the corresponding interest payment date, the interest payable on such redemption date will be paid to the holder of record of the New Notes on such record date.

If we redeem less than all of the outstanding New Notes, the trustee will select the New Notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000. In this case, the trustee may select the New Notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s New Notes is selected for partial redemption and the holder converts a portion of the New Notes, the converted portion will be deemed to be part of the portion of New Notes selected for redemption.

On and after the redemption date, unless we default in the payment of the redemption price, interest will cease to accrue on the principal amount of the New Notes or portions of New Notes called for redemption and for which funds have been set apart for payment.

The New Notes are not entitled to any sinking fund.

Purchase of New Notes by Us at the Option of the Holder for Cash

On the purchase dates of January 15, 2015, January 15, 2016 and January 15, 2021, we will, at the option of the holder, be required to purchase for cash, at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the purchase date, all or a portion of such holder’s outstanding New Notes for which a written purchase notice has been properly delivered and not withdrawn, subject to certain additional conditions. If such purchase date is also a regularly scheduled payment date, the interest payable on such date will be paid to the holder of record of the New Notes on the relevant record date. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

We may only pay the purchase price in cash and not in shares of our common stock. See “Material United States Federal Income Tax Consequences — U.S. Holders — Sale, Exchange, Redemption or Other Disposition of Notes” and “— Non-U.S. Holders — Sale, Exchange, Redemption, Conversion or Other Disposition of Notes.”

We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders of the New Notes, as provided in the New Note Indenture, stating among other things:

•	the amount of the purchase price; and

•	the procedures that holders must follow to require us to purchase their New Notes.

The purchase notice given by each holder electing to require us to purchase New Notes shall state:

•	if certificated New Notes have been issued to the holder, the certificate numbers of the holder’s New Notes to be delivered for purchase;

•	the portion of the principal amount of New Notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the New Notes are to be purchased by us pursuant to the applicable provisions of the New Notes and the New Note Indenture.

If the New Notes are not in certificated form, a holder’s purchase notice must comply with appropriate DTC procedures.

A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn New Notes;

•	if the New Notes are in certificated form, the certificate numbers of the withdrawn New Notes; and

•	the principal amount, if any, of the New Notes which remains subject to the purchase notice.

In connection with any purchase offer, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the “Exchange Act,” which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

Payment of the purchase price for a New Note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the New Note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the New Note will be made promptly following the later of the purchase date or the time of delivery of the New Note.

If the paying agent holds money or securities sufficient to pay the purchase price of the New Note on the business day following the purchase date in accordance with the terms of the New Note Indenture, then, immediately after the purchase date, the New Note will cease to be outstanding and interest on such New Note will cease to accrue, whether or not the New Note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the New Note.

Purchase at Holders’ Option Upon Fundamental Change

If a fundamental change occurs, each holder of New Notes will have the right to require us to repurchase for cash all or any portion of that holder’s New Notes that is equal to $1,000 or an integral multiple of $1,000, on the date fixed by us, which we refer to as the “fundamental change purchase date,” that is not less than 30 nor more than 45 days after the date we give notice of the fundamental change, at a fundamental change purchase price equal to 100% of the principal amount of the New Notes to be repurchased, together with interest accrued and unpaid to, but excluding, the fundamental change purchase date. If such purchase date is after a record date but on or prior to an interest payment date, the interest payable on such purchase date will be paid to the holder of record of the New Notes on the relevant record date.

Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of New Notes, as provided in the New Note Indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee.

In order to exercise the repurchase right upon a fundamental change, a holder must deliver prior to the purchase date a fundamental change purchase notice stating among other things:

•	if certificated New Notes have been issued to the holder, the certificate numbers of the holder’s New Notes to be delivered for purchase;

•	the portion of the principal amount of New Notes to be purchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the New Notes are to be purchased by us pursuant to the applicable provisions of the New Notes and the New Note Indenture.

If the New Notes are not in certificated form, a holder’s fundamental change purchase notice must comply with appropriate DTC procedures.

A holder may withdraw any fundamental change purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn New Notes;

•	if the New Notes are in certificated form, the certificate numbers of the withdrawn New Notes; and

•	the principal amount, if any, of the New Notes which remains subject to the fundamental change purchase notice.

In connection with any purchase offer in the event of a fundamental change, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

Payment of the fundamental change purchase price for a New Note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the New Note, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for the New Note will be made promptly following the later of the fundamental change purchase date or the time of delivery of the New Note.

If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the New Note on the business day following the fundamental change purchase date in accordance with the terms of the New Note Indenture, then, immediately after the fundamental change purchase date, the New Note will cease to be outstanding and interest on such New Note will cease to accrue, whether or not the New Note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the New Note.

A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading, each as defined below.

A “change of control” will be deemed to have occurred at such time after the original issuance of the New Notes when the following has occurred:

•

the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•

our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person other than to one or more of our wholly-owned subsidiaries, other than:

•	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and

•

pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

•

any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

•

during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office.

Notwithstanding the foregoing, it will not constitute a change of control if (1) the closing price of the common stock for any five trading days during the ten trading days immediately preceding the effective date of the change of control is at least equal to 105% of the conversion price in effect on such day, or (2) 100% of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change of control consists of common stock or American Depositary Shares representing shares of common stock traded on a U.S. national securities exchange or the NASDAQ Global Select Market (or any of their respective successors), or which will be so traded or quoted when issued or exchanged in connection with the change of control, and as a result of such transaction or transactions the New Notes become convertible solely into such common stock and cash in lieu of fractional shares as described above; provided that, with respect to an entity organized under the laws of a jurisdiction outside the U.S., such entity has a worldwide total market capitalization of its equity securities of at least three times our market capitalization before giving effect to the consolidation or merger.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the New Notes are convertible is neither listed for trading on a United States national securities exchange or the NASDAQ Global Select Market nor approved for listing on any United States system of automated dissemination of quotations of securities prices, or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

For purposes of the foregoing, beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the New Notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the New Notes in the open market or by tender at any price or by private agreement. Any New Note so purchased by us will be surrendered to the trustee for cancellation. Any New Notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

No New Notes may be purchased by us at the option of holders upon the occurrence of a fundamental change if there has occurred and is continuing an event of default with respect to the New Notes, other than a default in the payment of the fundamental change purchase price with respect to the New Notes.

The preceding provisions would not necessarily protect holders of the New Notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase New Notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our other indebtedness. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the New Notes that might be delivered by holders of New Notes seeking to exercise the purchase right. Any failure by us to repurchase the New Notes when required following a fundamental change would result in an event of default under the New Note Indenture. Any such default may, in turn, cause a default under other indebtedness.

Make-Whole Premium Upon Make-Whole Fundamental Change

If a fundamental change, as defined above under “— Purchase at Holders’ Option Upon Fundamental Change” (or a transaction that would have been a change of control under such section but for the existence of the 105% trading price exception) (a “make-whole fundamental change”), occurs prior to January 15, 2015, we will pay, to the extent described below, a make-whole premium if you convert your New Notes in connection with any such transaction by increasing the conversion rate applicable to such New Notes if and as required below. A conversion of the New Notes by a holder will be deemed for these purposes to be “in connection with” a make-whole fundamental change if the conversion notice is received by the conversion agent on or subsequent to the effective date of the make-whole fundamental change but before the close of business on the business day immediately preceding the related fundamental change purchase date. Any make-whole premium will have the effect of increasing the amount of any cash, securities or other property or assets otherwise due to holders of New Notes upon conversion. Any increase in the applicable conversion rate will be determined by reference to the table below and is based on the date on which the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the price, which we refer to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the make-whole fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the make-whole fundamental change, the stock price shall be the cash amount paid per share of our common stock. In all other cases, the stock price shall be the average of the closing prices of our common stock for each of the 10 trading days immediately prior to but not including the effective date. Promptly upon the occurrence of any make-whole fundamental change, we will deliver notice to each holder of the New Notes and the trustee, which notice will state that a make-whole fundamental change has occurred and include the make-whole premium, if any. Simultaneously with delivering such notice, we will publish the information contained in such notice on our website.

The following table shows the amount, if any, by which the applicable conversion rate will increase for each hypothetical stock price and effective date set forth below.

Make-Whole Premium Upon Make-Whole Fundamental Change (Increase in Applicable Conversion Rate)

Stock Price on Effective Date	February 11, 2011	January 15, 2012	January 15, 2013	January 15, 2014	January 15, 2015
$5.00	75.9650	73.4250	72.0830	72.9060	83.7040
$6.00	56.9800	53.1980	50.4570	47.9520	50.3710
$7.00	44.3770	39.8170	36.3140	32.3530	26.5610
$8.00	35.5970	30.5500	26.5100	22.2690	8.7040
$9.00	29.2490	23.9230	19.3660	15.4970	0.0000
$10.00	24.5250	19.0740	13.9280	10.7380	0.0000
$11.00	20.9240	15.4650	9.6460	7.2400	0.0000
$12.00	18.1230	12.7430	6.2010	4.5700	0.0000
$13.00	15.9060	10.6650	3.4030	2.4800	0.0000
$14.00	14.1240	9.0620	1.1370	0.8260	0.0000
$15.00	12.6670	7.8090	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

•

if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

•	if the stock price on the effective date exceeds $15.00 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made; and

•	if the stock price on the effective date is less than $5.00 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the New Notes is adjusted as set forth under “— Conversion Rights — Conversion Procedures” above. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “— Conversion Rights — Conversion Procedures,” other than by operation of an adjustment to the conversion rate by virtue of the make-whole premium as described above.

The additional shares, if any, or any cash delivered to satisfy our obligations to holders that convert their New Notes in connection with a make-whole fundamental change will be delivered upon the later of the settlement date for the conversion and promptly following the effective date of the make-whole fundamental change transaction.

Our obligation to deliver the additional shares, or cash, to satisfy our obligations to holders that convert their New Notes in connection with a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Events of Default and Acceleration

The following are events of default under the New Note Indenture:

•	default in the payment of any principal amount or any redemption price, purchase price or fundamental change purchase price due with respect to the New Notes, when the same becomes due and payable;

•	default in payment of any interest under the New Notes, which default continues for 30 days;

•	default in the delivery when due of any consideration payable upon conversion with respect to the New Notes, which default continues for 15 days;

•

our failure to comply with any of our other agreements in the New Notes or the New Note Indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the New Notes then outstanding, and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•

default in the payment of principal by the end of any applicable grace period or resulting in acceleration of other of our indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25,000,000 and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the New Notes then outstanding, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or our significant subsidiaries.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the New Notes then outstanding may declare the principal of the New Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency with respect to us, the principal amount of the New Notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.

The New Note Indenture requires us to file an officers’ certificate with the trustee each year that states, to the knowledge of the certifying officer, whether or not we are in compliance with all conditions and covenants contained in the New Note Indenture and whether any defaults or events of default exist under the terms of the New Note Indenture.

The holders of a majority in aggregate principal amount of the New Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on it. However, the trustee may refuse to follow any direction that conflicts with law or the New Note Indenture, that the trustee determines may be unduly prejudicial to the rights of another holder or the trustee, or that may involve the trustee in personal liability unless the trustee is offered security or indemnity satisfactory to it; provided, however, that the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

A holder may not pursue any remedy with respect to the New Note Indenture or the New Notes (except actions for payment of overdue principal or interest or for the conversion of the New Notes) unless:

•	the holder gives to the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the then outstanding New Notes make a written request to the trustee to pursue the remedy;

•	such holder or holders offer to the trustee reasonable security or indemnity against any loss, liability or expense;

•	the trustee does not comply with the request within 60 days after the receipt of the request and offer of security or indemnity; and

•

no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of the New Notes then outstanding.

Consolidation, Mergers or Sales of Assets

The New Note Indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person unless:

•

the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the New Notes and the New Note Indenture;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the New Note Indenture are met.

Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the New Notes and the New Note Indenture. Although such transactions are permitted under the New Note Indenture, certain of the foregoing transactions occurring could constitute a fundamental change of our company, permitting each holder to require us to purchase the New Notes of such holder as described above.

Modification

The trustee and we may amend the New Note Indenture or the New Notes with the consent of the holders of not less than a majority in aggregate principal amount of the New Notes then outstanding. However, the consent of the holder of each outstanding New Note affected is required to:

•	alter the manner of calculation or rate of accrual of interest on the New Note or change the time of payment;

•	make the New Note payable in money or securities other than that stated in the New Note;

•	change the stated maturity of the New Note;

•	reduce the principal amount, redemption price, purchase price or fundamental change purchase price or any make whole premium payable with respect to the New Note;

•	make any change that adversely affects the conversion rights of a holder in any material respect;

•	make any change that adversely affects the right of a holder to require us to purchase the New Note;

•	impair the right to institute suit for the enforcement of any payment with respect to the New Note or with respect to conversion of the New Note;

•	change the currency of payment of principal of, or interest on, the New Note; or

•	change the provisions in the New Note Indenture that relate to modifying or amending the New Note Indenture or waiving any past default or event of default.

Without the consent of any holder of New Notes, the trustee and we may amend the New Note Indenture:

•	to evidence a successor to us and the assumption by that successor of our obligations under the New Note Indenture and the New Notes;

•	to add to our covenants for the benefit of the holders of the New Notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the New Notes;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the New Note Indenture;

•

to comply with the requirements of the SEC in order to effect or maintain qualification of the New Note Indenture under the Trust Indenture Act of 1939, as amended, as contemplated by the New Note Indenture or otherwise;

•

to comply with the provisions of any securities depositary, clearing agency, clearing corporation or clearing system, or the requirements of the trustee or registrar, relating to transfers and exchanges of the New Notes pursuant to the New Note Indenture;

•	to make provision with respect to adjustments to the conversion rate as required by the New Note Indenture or to increase the conversion rate in accordance with the New Note Indenture;

•	to cure any ambiguity, omission, defect or inconsistency or correct or supplement any defective provision contained in the New Note Indenture; or

•	to make any change that does not adversely affect the rights of the holders of the New Notes in any material respect.

The holders of a majority in aggregate principal amount of the outstanding New Notes may, on behalf of all the holders of all New Notes:

•	waive compliance by us with restrictive provisions of the New Note Indenture, as detailed in the New Note Indenture; or

•

waive any past default under the New Note Indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver any consideration due upon the conversion of any New Note or in respect of any provision which under the New Note Indenture cannot be modified or amended without the consent of the holder of each outstanding New Note affected.

Discharge of the New Note Indenture

We may satisfy and discharge our obligations under the New Note Indenture by delivering to the trustee for cancellation all outstanding New Notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the New Notes have become due and payable, whether at stated maturity or any redemption date, purchase date or a fundamental change purchase date, or upon conversion or otherwise, or will become due and payable within one year at stated maturity or are to be called for redemption within one year, cash and/or shares of common stock (as applicable under the terms of the New Note Indenture, and, in the case of shares of common stock, solely to settle conversions) sufficient to pay all of the outstanding New Notes and paying all other sums payable under the New Note Indenture.

Calculations in Respect of New Notes

We are responsible for making all calculations called for under the New Notes. These calculations include, but are not limited to, determination of the closing price of our common stock. We make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of New Notes, subject to any rights to challenge such calculations in a court of competent jurisdiction. We will provide schedules of our calculations to the trustee, and the trustee is entitled to rely conclusively upon the accuracy of our calculations without independent verification.

Governing Law

The New Note Indenture and the New Notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

Wells Fargo Bank, National Association, is the trustee, registrar, paying agent and conversion agent under the New Note Indenture for the New Notes.

Global Notes; Book Entry; Form

The New Notes will be issued in the form of one or more global securities. The global security will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. New Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Once the global security is deposited with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of New Notes represented by such global security to the accounts of participants. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by the global security for all purposes under the New Note Indenture and the New Notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the New Notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any New Notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, and interest on the New Notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any New Note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

If we redeem less than all of the New Notes, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each participant in the global securities to be redeemed.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of New Notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency (and in either such case we fail to appoint a successor depositary) or there is an event of default under the New Notes, DTC will exchange the global security for certificated securities which it will distribute to its participants. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee have or will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF COMMON STOCK

The following section describes the general terms and provisions of our common stock, par value $.01 per share. We have filed our amended and restated articles of incorporation, our restated by-laws and our rights agreement as exhibits to the registration statement of which this prospectus is a part. You should read our amended and restated articles of incorporation, our restated by-laws and our rights agreement for additional information regarding our common stock. As used in this section, the terms “HTI,” “our company,” “we,” “our” and “us” refer only to Hutchinson Technology Incorporated and do not include any of our current or future subsidiaries.

General

Shares Outstanding. Our authorized common stock is 100,000,000 shares, of which 23,378,788 shares were issued and outstanding as of May 13, 2011.

Dividends. Holders of common stock may receive dividends when declared by our board of directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. However, we presently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to our shareholders. Each holder of common stock is entitled to one vote per share. Holders of common stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director.

Other Rights. If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets able to be distributed to our shareholders. Holders of common stock have no preemptive rights. This means that the holders of common stock have no right to buy any portion of securities we may issue in the future. Each share of common stock includes a right to purchase additional shares of common stock if the conditions discussed below under the heading “— Rights Agreement” occur.

Listing. Our outstanding shares of common stock are traded on the NASDAQ Global Select Market under the symbol “HTCH.” Wells Fargo Bank, N.A. serves as the transfer agent and registrar for our common stock.

Fully Paid. Our outstanding shares of common stock are fully paid and nonassessable. This means that the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional common stock that we may issue upon the conversion of New Notes offered under this prospectus will also be fully paid and nonassessable.

Anti-Takeover Provisions Contained in Our Amended and Restated Articles of Incorporation and Restated By-laws

Certain provisions of our amended and restated articles of incorporation may make it less likely that someone would acquire voting control of our company without the consent of our board of directors. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Fair Price Provision. Our amended and restated articles of incorporation prohibit certain transactions between our company and direct and indirect owners of 20% or more of our voting stock, which we will refer to as “interested shareholders,” unless those transactions are approved by holders of at least two-thirds of the voting power of our outstanding voting stock. This two-thirds approval is in addition to any approval required by law. Transactions requiring the two-thirds approval include:

•	consolidations, mergers or sales or dispositions of all or substantially all of our assets involving an interested shareholder;

•	liquidations or dissolutions of our company at the time we have an interested shareholder; and

•	certain other specified transactions involving such interested shareholder.

However, the two-thirds approval is not required under our amended and restated articles of incorporation if such transaction or action is first approved by the greater of:

•

two-thirds of our directors (other than such interested shareholder or related parties) who were members of our board of directors on May 15, 1983, or immediately prior to the time such shareholder became the beneficial owner of 20% or more of our common stock; or

•	two such directors.

Holders of at least two-thirds of our outstanding voting stock must approve a proposal to amend these provisions of our amended and restated articles of incorporation. Holders of New Notes who would be deemed to beneficially own 20% or more of our common stock would be interested shareholders subject to the fair price provision in our amended and restated articles of incorporation.

Nomination Procedures. Shareholders may directly nominate a person for election to our board of directors by complying with the advance-notice procedures described in our restated by-laws, any applicable rules and regulations of the SEC and any applicable laws.

Shareholder-Proposal Procedures. Shareholders can propose that business other than nominations to our board of directors be considered at an annual meeting of shareholders only if a shareholder follows the advance-notice procedures described in our restated by-laws, any applicable rules and regulations of the SEC and any applicable laws.

Anti-Takeover Provisions of the Minnesota Business Corporation Act

Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisitions of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party and certain tender offers or exchange offers approved in advance by a disinterested board committee, resulting in the beneficial ownership of 20% or more of the voting power of our then outstanding stock. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a vote of our shareholders holding a majority of the voting power of our outstanding shares and a majority of the voting power of our outstanding shares that are not held by the acquiring person, our officers or those non-officer employees, if any, who are also our directors. Similar voting requirements are imposed for acquisitions resulting in beneficial ownership of 33 1/3% or more or a majority of the voting power of our then outstanding stock. In general, shares acquired without this approval are denied voting rights in excess of the 20%, 33 1/3% or 50% thresholds and, to that extent, can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date our shareholders voted not to grant voting rights to the acquiring person’s shares.

The issuance by us of the New Notes and the issuance by us of the common stock on conversion of the New Notes does not require approval under Section 302A.671. However, holders of New Notes who beneficially own less than the applicable threshold (20%, 33 1/3% or 50%) of our common stock upon completion of the exchange offer and then acquire beneficial ownership of additional common stock in excess of such thresholds will be restricted from voting more than the applicable threshold of our common stock without complying with Section 302A.671. Holders of New Notes who beneficially own more than the applicable threshold of our common stock, including New Notes acquired in the exchange offer, may not be able to transfer the New Notes, as a practical matter, in a transaction that will result in the transferee exceeding the applicable threshold without complying with the approval requirements of Section 302A.671.

Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any merger, substantial sale or lease of assets, substantial stock issuance or certain other transactions defined as a business combination by us, or any subsidiary of ours, with any shareholder that beneficially owns 10% or more of the voting power of our outstanding shares (an “interested shareholder”) within four years following the time the interested shareholder crosses the 10% stock ownership threshold, unless the acquisition of the 10% ownership interest or the business combination is approved by a committee of disinterested members of our board of directors before the time the interested shareholder crosses the 10% stock ownership threshold.

Section 302A.675 of the Minnesota Business Corporation Act generally prohibits an offeror from acquiring our shares within two years following the offeror’s last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

Rights Agreement

Each share of our common stock currently outstanding or to be issued in the future, including those issuable upon conversion of the New Notes, carries with it one common share purchase right. Each right initially entitles the registered holder to purchase from us one-tenth of a share of common stock at a price of $3.00, subject to adjustment.

Until the distribution date for the rights, they will be evidenced by certificates representing shares of common stock and will be transferred only with the shares of common stock. The rights will separate from the shares of common stock and a distribution date for the rights will occur upon the close of business on the 15th day following a public announcement that a person or group of affiliated or associated persons has acquired, subject to certain exceptions, beneficial ownership of 15% or more of the outstanding shares of our common stock (making the person or group at issue an “acquiring person”). A person or group who, immediately prior to the acceptance of Old Notes for New Notes, was not an acquiring person and who, immediately after such acceptance, would not have been an acquiring person but for the exchange of Old Notes for New Notes, will not be an acquiring person if, following completion of the exchange offer, such person, together with its affiliates or associates, shall not increase its beneficial ownership of our common stock to a percentage equal to or greater than (i) 15% or (ii) the sum of (A) .50% and (B) the percentage of common stock beneficially owned by such person, together with its affiliates or associates, immediately after completion of the exchange offer. This provision will no longer apply to any person who, following completion of the exchange offer, reduces its beneficial ownership, together with its affiliates and associates, to less than 15%.

The rights are not exercisable until the distribution date. They will expire at the close of business on August 10, 2020, unless extended or earlier redeemed or exchanged in accordance with the rights agreement. Until a right is exercised, the holder of the right, as such, will have no rights as a shareholder including, without limitation, the right to vote or to receive dividends.

Upon the occurrence of any of the foregoing events, each holder of a right (other than rights beneficially owned by an acquiring person, which will thereafter be void) will have the right to receive upon exercise of the right, at an exercise price equal to ten times the purchase price multiplied by the number of one-tenths of a share of common stock subject to the right immediately before the person or group became an acquiring person (the “adjusted exercise price”), a number of shares of our common stock having a market value of two times the adjusted exercise price of the right, subject to certain possible adjustments.

If, on or after the distribution date or within 15 days prior thereto:

•	we are acquired in a merger or other business-combination transaction; or

•	50% or more of the assets or earning power of our company and our subsidiaries (taken as a whole) are sold in one or a series of related transactions,

then each holder of a right (other than rights that have become void) will have the right to receive, upon exercise of the right at its adjusted exercise price, a number of common shares of the acquiring person (or in certain cases, one of its affiliates) having a market value of two times the adjusted exercise price of the right.

At any time after a person or group becomes an acquiring person and before the acquisition of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the rights (other than rights that have become void), in whole or in part, for shares of our common stock or equivalent securities at an exchange ratio per right equal to the adjusted exercise price of a right immediately after the person or group becomes an acquiring person divided by the current per share market price of a share of our common stock, subject to adjustment.

The rights are redeemable at a price of $0.001 per right, subject to adjustment, at any time before a person has become an acquiring person. In certain events specified in the rights agreement, we are permitted temporarily to suspend the exercisability of the rights. Our board of directors may amend the terms of the rights, subject to certain limitations after the distribution date, without the consent of the holders of the rights.

DEALER MANAGER, EXCHANGE AGENT AND INFORMATION AGENT

Dealer Manager

We have retained Citadel to act as the dealer manager in connection with the exchange offer. In such capacity, the dealer manager may use customary efforts to solicit certain holders of Old Notes to surrender their Old Notes for exchange pursuant to the terms of the exchange offer. The obligations of the dealer manager to perform such functions are subject to certain conditions. We will pay the dealer manager a fee for these services equal to 1.25% of the principal amount of Old Notes tendered and accepted for exchange. Assuming that the maximum $60,000,000 aggregate principal amount of Old Notes are tendered and accepted for exchange, this fee will equal $750,000. We will also reimburse the dealer manager for its reasonable accountable out-of-pocket expenses, which expenses will not exceed $650,000. We have also agreed to indemnify the dealer manager against specified liabilities relating to, or arising out of, the exchange offer, including civil liabilities arising under the federal securities laws, and to contribute to payments which it may be required to make in respect thereof.

The dealer manager and its affiliates may from time to time hold Old Notes and our common stock in its proprietary accounts. To the extent the dealer manager and its affiliates own Old Notes during the exchange offer, they may tender or exchange such Old Notes pursuant to the terms of the exchange offer. Such participation, if any, will be on the same terms and subject to the same conditions set forth in this prospectus. In addition, the dealer manager and its respective affiliates may hold and trade New Notes in its proprietary accounts following the completion of the exchange offer.

The dealer manager and its affiliates may in the future provide investment, lending and commercial banking and financial advisory services to us or our affiliates for customary compensation.

Exchange Agent and Information Agent

We have retained Global Bondholder Services Corporation to act as exchange agent and information agent. Questions concerning exchange offer procedures may be directed to the exchange agent and information agent at the address set forth on the back cover page of this prospectus. We will pay the exchange agent and information agent a fee for its services, and we will also reimburse the exchange agent and information agent for its reasonable out-of-pocket expenses. We have also agreed to indemnify the exchange agent and information agent against certain liabilities in connection with its services.

The exchange agent and information agent has not been retained to make solicitations or recommendations. The fees received by the exchange agent and information agent will not be based on the principal amount of Old Notes exchanged in the exchange offer.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences relating to (i) the tender of Old Notes for New Notes or a combination of New Notes and cash received for any fractional note pursuant to the exchange offer and (ii) the ownership and sale or other disposition of New Notes and the shares of common stock into which the New Notes may be converted. This summary constitutes the opinion of our tax counsel, Faegre & Benson LLP, of the material U.S. federal income tax consequences of the exchange offer.

This information is based on:

•	the Code;

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	current administrative interpretations of the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations or court decisions may adversely affect the tax considerations contained in this discussion. Any change of this type could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment with respect to matters contained in this discussion, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any United States federal estate and gift, state, local or foreign tax considerations.

This summary applies only to persons who hold the Old Notes, the New Notes, as the case may be, or, if applicable, our common stock, as capital assets within the meaning of Section 1221 of the Code (that is, generally for investment purposes) and, with respect to the New Notes and common stock, only the New Notes acquired in the exchange offer and common stock acquired upon the conversion of the New Notes and does not address the tax consequences to subsequent purchasers of the New Notes or common stock. This summary does not discuss all aspects of federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules (such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, partnerships (including any entity classified as a partnership for U.S. federal income tax purposes), dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who hold the New Notes or our common stock, as applicable, through a partnership or other passthrough entity, persons subject to alternative minimum tax, persons holding the New Notes or our common stock, as applicable, as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the tender of Old Notes for New Notes or New Notes and cash received for any fractional note pursuant to the exchange offer;

•	the ownership and sale or other disposition of New Notes;

•	the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences; and

•	potential changes in the tax laws.

As used in this summary, the term “U.S. holder” means a beneficial owner of an Old Note or a New Note, as the case may be, or, if applicable, our common stock, that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person (as defined under the Code).

As used in this summary, the term “non-U.S. holder” means a beneficial owner of an Old Note or a New Note, as the case may be or, if applicable, our common stock, that is not a U.S. holder.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of an Old Note or a New Note, as the case may be, or, if applicable, our common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of Old Notes or New Notes that are partnerships and partners in those partnerships are urged to consult their tax advisors regarding the United States federal income tax consequences of the exchange of Old Notes for New Notes pursuant to the exchange offer and the acquisition, ownership and sale or other disposition of the New Notes and/or our common stock.

THIS IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE TENDER OR EXCHANGE OF THE OLD NOTES OR THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES OR COMMON STOCK ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Tax Consequences to Tendering U.S. Holders

Original Issue Discount on the New Notes

A condition of the exchange offer is that we conclude that the New Notes meet the requirements of the Code and Treasury Regulations for a qualified reopening of the February Notes. As a qualified reopening of the February Notes, the New Notes will be considered part of the same issue as the February Notes for United States federal income tax purposes. As part of the same issue, they will have the same issue price for tax purposes and consequently be considered to have the same amount of original issue discount (“OID”) as the February Notes, even though, on the issue date of the New Notes, the issue price of the New Notes (determined on a stand-alone basis under the rules described below in “—OID on the New Notes”) may be different from the issue price of the February Notes.

Qualified Reopening

To be a qualified reopening, the New Notes must have terms that are identical to the February Notes. In addition, (i) the February Notes must be publicly traded for United States Federal income tax purposes, (ii) the issue date of the New Notes must be within 6 months of the issue date of the February Notes, and (iii) on the date 7 days before the date on which the price of the New Notes is determined, the yield of the February Notes must not be more than 110% of the yield of the February Notes on their issue date. The February Notes are publicly traded because they appear on a “quotation medium” (see “—OID on the New Notes”). At our special meeting of shareholders held on June 17, 2011, our shareholders approved the removal of certain restrictions on adjustments to the conversion rate for the February Notes. As a result, the terms of the New Notes will be identical to the terms of the February Notes, as amended. For the purpose of determining whether the yield test is met, while there is no direct authority on point, we intend to take the position that the date on which the exchange offer expires is the date on which the price of the New Notes is determined.

Tax Consequences if the New Notes are not a Qualified Reopening of the February Notes

Our conclusion that the New Notes are a qualified reopening of the February Notes will be based, among other things, on our determination of the yield of the February Notes on their issue date and the fair market value of the February Notes on the date 7 days before the date on which the price of the New Notes is determined. The rules on how to determine the yield and fair market value of the February Notes are not entirely clear in this situation. We will make a factual determination of the yield and fair market value based on information available to us. No ruling has been sought on whether the New Notes are a qualified reopening of the February Notes from the IRS, and it is possible that the IRS would disagree with our determination and conclude that the New Notes were not a qualified reopening of the February Notes. Also, if the expiration date of the exchange offer is adjusted, we might not be able to determine that the yield test for the adjusted date has been met. If the New Notes do not, for any reason, meet the requirements of a qualified reopening, the New Notes will be treated as a separate issue from the February Notes for U.S. federal income tax purposes. In that case, the New Notes will have an issue price determined under the rules discussed below in “— OID on the New Notes.” Because that issue price may be different than that of the February Notes, there may be a different amount of OID on the New Notes than the February Notes.

Treatment of Exchange of Old Notes for New Notes and the Cash Payment or New Notes, the Cash Payment and Cash Received for Any Fractional Note

Because the yield of the New Notes exceeds the yield of the Old Notes by more than the greater of .25% and 5% of the annual yield of the Old Notes, the exchange of the Old Notes for the New Notes will be treated for U.S. federal income tax purposes as an exchange of the Old Notes for the New Notes (and not a continuation of the Old Notes).

Exchange as a Recapitalization

The tax consequences of the exchange of Old Notes for New Notes and the cash payment depend on whether the Old Notes and the New Notes are considered “securities” for U.S. federal income tax purposes. Whether the Old Notes and the New Notes constitute securities for United States federal income tax purposes is not free from doubt, although it is reasonable to treat both the Old Notes and New Notes as securities in these circumstances. The determination of whether a debt instrument constitutes a security depends upon an evaluation of all of the terms and conditions of, and other facts and circumstances relating to, the instrument, with the term of the instrument usually regarded as one of the most significant factors. Although a debt instrument with a term of more than ten years generally is considered to be a security, no authority clearly addresses the impact of the redemption, repurchase and conversion rights of the type applicable to the Old Notes and the New Notes on the determination of the term of a debt instrument for purposes of determining whether the debt instrument is a security. It is possible that these rights would result in a deemed maturity of less than ten years for the Old Notes and New Notes, which might result in the Old Notes and New Notes not being considered securities.

If both the Old Notes and the New Notes constitute securities for United States federal income tax purposes, the exchange should qualify as a recapitalization (and therefore, a reorganization for tax purposes). A U.S. holder of the Old Notes should recognize gain if any (but not loss) on the exchange (other than with respect to any cash received for any fractional note, as discussed below and any portion deemed transferred as a partial payment of the pre-accrual interest) equal to the lesser of (1) the sum of the cash payment and the fair market value of a New Note, minus the holder’s adjusted tax basis in the Old Note; and (2) the amount of the cash payment. The fair market value of a New Note should be its issue price. If a U.S. holder acquired Old Notes at different times or different prices, the holder should consult the holder’s tax advisor regarding the manner in which gain should be determined. Any gain should be capital gain and should be long-term capital gain if the U.S. holder has held the Old Notes for more than one year as of the date of the exchange. Long-term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally is subject to a reduced tax rate.

In this event, a holder should have a tax basis in the New Notes equal to its tax basis in the Old Notes exchanged therefor (other than the portion allocable to any fractional note and the portion deemed paid for the pre-issuance accrued interest discussed below under “—Pre-Issuance Accrued Interest”), reduced by the amount of the cash payment and increased by any gain recognized, except to the extent of any portion of the New Notes (or the rights associated therewith) that are attributable to accrued but unpaid interest (which, (i) if not previously included in income, will generally be taxable as ordinary income and (ii) will have a new holding period and a tax basis equal to the amount of such accrued but unpaid interest), and should have a holding period for the New Notes that includes the holding period for the Old Note. As discussed below under “—Pre-Issuance Accrued Interest,” the accrued and unpaid interest on the Old Notes will be deemed received as a partial offset against a holder’s obligation to pay for the pre-issuance accrued interest on the New Notes and thus should be taxable to a U.S. holder unless previously included in income. In addition, to the extent a U.S. holder is deemed to pay for a portion of the pre-accrued interest on the New Notes by surrendering the Old Notes (see discussions under “—Pre-Issuance Accrued Interest” below), the U.S. holder would likely realize gain or loss in an amount equal to the fair market value of the Old Notes so surrendered and the tax basis allocable to them.

If a U.S. holder receives cash for a fractional New Note in the exchange, the holder should be treated as receiving a fractional New Note and then selling such fractional New Note for cash for U.S. federal income tax purposes. Accordingly, such U.S. holder should recognize gain or loss in an amount equal to (i) the amount of cash for the fractional New Note received, except to the extent of pre-issuance accrued interest on the fractional New Note (see below); and (ii) the tax basis of the Old Note allocable to the fractional New Note deemed received and sold. Subject to the treatment of a portion of any gain as ordinary income to the extent of any market discount accrued on the Old Notes and not previously included in income by the U.S. holder (as further discussed below) and except to the extent of accrued and unpaid interest on the Old Notes, which should be taxed as ordinary income, any gain or loss is capital gain or loss and is long-term capital gain or loss if the U.S. holder has held the Old Notes for more than one year as of the date of the exchange. Long-term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Such gain or loss will be in addition to the ordinary income that may be realized with respect to accrued and unpaid interest on the Old Note (unless previously included in income) and any gain or loss recognized with respect to a portion of the Old Notes that is deemed surrendered as a partial payment for the pre-accrued interest on the New Notes, as discussed in the preceding paragraph.

Alternative Treatment

If the exchange of the Old Notes for the New Notes and the cash payment does not qualify for treatment as a recapitalization, a U.S. holder of the Old Notes will recognize gain or loss for U.S. federal income tax purposes upon the exchange of the Old Notes for the New Notes and the cash payment in an amount equal to the difference between (i) the U.S. holder’s adjusted tax basis in the Old Notes and (ii) the issue price of the New Notes deemed to be received in exchange plus the cash payment, and plus the cash, if any, received for a fractional Old Note, except to the extent attributable to accrued but unpaid interest which, if not previously included in income, would be taxable as ordinary income. In most cases, a U.S. holder’s “adjusted tax basis” for an outstanding note is equal to the cost of the note to the U.S. holder, increased, if applicable, by any market discount (described below) previously included in income by the U.S. holder under an election to include market discount in gross income currently as it accrues (including any market discount included in the taxable year of the exchange prior to the date of the exchange), and reduced (but not below zero) by the accrual of any amortizable bond premium which the U.S. holder has previously elected to offset against interest payments on the note. Subject to the treatment of a portion of any gain as ordinary income to the extent of any market discount accrued on the Old Notes and not previously included in income by the U.S. holder (discussed below), or to the extent attributable to accrued but unpaid interest not previously included in income, any gain or loss is capital gain or loss and is long-term capital gain or loss if the U.S. holder has held the Old Notes for more than one year as of the date of the exchange. Long-term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses is subject to limitations. If the exchange does not qualify for treatment as a recapitalization, a U.S. holder’s holding period for a New Note commences on the date immediately following the date of the exchange, and the U.S. holder’s initial tax basis in the New Note is the issue price of the New Note. A deemed exchange of an Old Note for a New Note may be treated as a wash sale within the meaning of Section 1091 of the Code because the exchange is treated as the sale of securities followed by the acquisition of substantially identical securities. In this case tendering U.S. holders would not be allowed to recognize currently any loss resulting from the deemed exchange. Instead, this loss is deferred, and is reflected as an increase in the tax basis of the New Notes. U.S. holders are urged to consult their tax advisors regarding whether a deemed exchange of Old Notes for New Notes may be subject to the wash sale rules.

Market Discount

Subject to a statutory de minimis exception, market discount is the excess of the principal amount of the note over a U.S. holder’s tax basis in the note immediately after its acquisition. In general, unless a U.S. holder has elected to include market discount in income currently as it accrues, any gain realized by the U.S. holder on the sale, exchange or other disposition of a note having market discount is treated as ordinary income to the extent of the market discount that has accrued (on a straight line basis or, at the election of the U.S. holder, on a constant yield basis) while the note was held by the U.S. holder. If the exchange qualifies as a recapitalization any market discount on the Old Notes prior to the exchange will survive the exchange and become market discount on the New Notes. Thus, the amount of market discount previously accrued on the Old Notes should be treated as accrued market discount on the New Notes. In addition, the amount of the unaccrued market discount on the Old Notes would generally be carried over to the New Notes and accrue on the New Notes (to the extent not exceeding the amount of OID on the New Notes).

OID on the New Notes

As a qualified reopening of the February Notes, the New Notes should be considered part of the same issue for United States federal income tax purposes, and they should have the same issue price for tax purposes and consequently be considered to have the same amount of OID as the February Notes. Based on the rules described below, we have concluded that the February Notes are publicly traded and therefore the issue price of a February Note was its fair market value on the date of the exchange of the February Notes for the Old Notes. The rules for determining the fair market value as of the issue date are not entirely clear as applied to the February Notes because issue date is not defined by the Code and Treasury Regulations in the context of an exchange offer. It is additionally not clear what factual information should be taken into account when determining the issue price of the February Notes because limited contemporaneous market information is available. Based on information available to us, we have determined that the issue price of the February Notes was $849.40 ($150.60 of OID). Additionally, for purposes of determining a note’s yield under the OID rules, a note that may be put prior to its stated maturity date at the option of the holder will be treated from the issue date as having a maturity date on such repurchase date if such repurchase would result in a higher yield to maturity. Accordingly, while the matter is not entirely free from doubt, we intend to take the position that, for purposes of accruing OID, the maturity of the February Notes is the first date on which a holder may require us to repurchase the February Notes, or January 15, 2015. If, contrary to the assumptions made as of the issue date, the note is not repurchased, then solely for purposes of the accrual of OID, the note will be treated as reissued on the date of the change in circumstances for an amount equal to its adjusted issue price.

If the New Notes are not considered a qualified reopening of the February Notes, the issue price of the New Notes would be determined separately from the issue price of the February Notes. In such event, if either the Old Notes or the New Notes (or both) are treated as traded on an established securities market within the meaning of Section 1273(b) of the Code (“publicly traded”), the issue price of the New Notes will be the fair market value of the Old Notes (if the New Notes are not publicly traded) or the New Notes (if the New Notes are publicly traded), as applicable, at the time of the exchange. In such case, the New Notes will be issued with OID if their stated redemption price at maturity (the New Notes’ stated principal amount) exceeds their issue price. If neither the Old Notes nor the New Notes are properly treated as traded on an established securities market, then the issue price of the New Notes will equal their stated principal amount. We have concluded that the Old Notes appear on a “quotation medium,” in which a system of general circulation provides a reasonable basis to determine fair market value by disseminating actual prices of recent transactions with respect to the Old Notes which will result in the Old Notes being publicly traded on an established market. We anticipate that the New Notes also will appear on this “quotation medium” and thus will be traded on an established market, through this cannot be known until after the New Notes are issued. If, contrary to our expectation, the New Notes are not traded on an established market, then the issue price of a New Note will be equal to the fair market value of an Old Note on the date of the exchange. Based on the determination of this value, the New Notes likely would be issued with OID though it is not certain and cannot be determined at this time. Also, if the New Notes are issued with OID, it is not clear what the amount of that OID will be because the income is not determined until the New Notes are issued. Additionally, for purposes of determining a note’s yield under the OID rules, a note that may be put prior to its stated maturity date at the option of the holder will be treated from the issue date as having a maturity date on such repurchase date if such repurchase would result in a higher yield to maturity. Accordingly, while the matter is not entirely free from doubt, we intend to take the position that, for purposes of accruing OID, the maturity of the New Notes is the first date on which a holder may require us to repurchase the New Notes, or January 15, 2015. If, contrary to the assumptions made as of the issue date, the note is not repurchased, then solely for purposes of the accrual of original issue discount, the note will be treated as reissued on the date of the change in circumstances for an amount equal to its adjusted issue price.

A U.S. holder is required to include any OID in respect of the New Notes (whether or not the New Notes constitute a qualified reopening of the February Notes) in income on a constant yield to maturity basis over the term of the New Notes and in advance of the receipt of cash payments attributable to such income. A U.S. holder’s tax basis will be increased by the amount of OID as it accrues. If a U.S. holder has bond premium with respect to the New Notes (whether or not the New Notes constitute a qualified reopening of the February Notes) because the holder’s initial tax basis in the New Notes exceeds the principal amount, such holder will not be required to accrue any OID. In addition, subject to applicable limitations, a U.S. holder may elect to amortize any bond premium in respect of the New Notes as an offset to interest income otherwise required to be included in income in respect of the New Notes during the taxable year.

If a U.S. holder has acquisition premium, such holder may reduce the amount of any OID accruing on the New Notes (whether or not the New Notes constitute a qualified reopening of the February Notes) for any taxable year by a portion of the acquisition premium properly allocable to that year. A U.S. holder will have acquisition premium with respect to the New Notes if the holder’s initial basis in the New Notes exceeds the issue price (or adjusted issue price) of the New Notes but does not exceed the note’s stated redemption price at maturity.

Interest on the New Notes

Subject to the bond premium rules discussed above, U.S. holders will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the New Notes in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.

Pre-Issuance Accrued Interest

Each tendering holder is required to pay for interest accrued on the New Notes from and including July 15, 2011 up to but excluding the settlement date (“pre-issuance accrued interest”), which amount will be deemed to be paid in full with (i) the accrued and unpaid interest on the Old Notes that such holder is entitled to receive, as an offset, and (ii) a portion of the Old Notes tendered (having fair market value, as of the settlement date, equal to the excess of the pre-issuance accrued interest over the accrued and unpaid interest on the Old Notes). By tendering an Old Note in the exchange offer, you agree to this treatment for all U.S. federal income tax purposes. We intend to take the position that a portion of the first interest payment on the New Notes equal to the pre-issuance accrued interest is a return of the pre-issuance accrued interest rather than as an amount payable on the New Notes. Assuming this treatment is respected, the portion of the first interest payment on the New Notes equal to the pre-issuance accrued interest will not be treated as taxable interest income, and the payment of the pre-issuance accrued interest will be ignored in computing the basis and the holding period relating to the New Notes. The accrued and unpaid interest on the Old Notes a holder is entitled to receive will be taxed as interest at the time of the exchange (as discussed above), notwithstanding it was offset against the pre-issuance accrued interest. You should consult your own tax advisor about the tax treatment of the pre-issuance accrued interest on the New Notes.

Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes

Upon the sale, exchange, redemption or other taxable disposition of a New Note (other than a conversion of a New Note into our common stock described below under “— Conversion of the New Notes”), subject to the market discount rules discussed above, U.S. holders will recognize capital gain or loss equal to the difference between (1) the sum of cash plus the fair market value of all other property received on the disposition (except to the extent the cash or property is attributable to accrued but unpaid interest which, if not previously included in income, would be taxable as ordinary income) and (2) the U.S. holder’s adjusted tax basis in the New Note. The capital gain or loss is long-term capital gain or loss if, at the time of the disposition, the U.S. holder has held the New Note for more than one year (including, if applicable, the holding period of an Old Note). Long-term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the New Notes

In general, a U.S. holder will recognize no gain or loss upon the receipt of common stock upon conversion of the New Notes. A U.S. holder’s adjusted basis in the common stock will equal the U.S. holder’s adjusted basis in the New Notes. Any portion of our common stock received on a conversion of the New Notes that is attributable to accrued but unpaid interest will be taxable as ordinary income, if not previously included in gross income. A U.S. holder’s basis in our common stock attributable to accrued but unpaid interest will equal the amount of such interest and the holding period for such stock shall begin on the day after the date the New Notes are converted. Any accrued market discount on the New Notes will carry over to the common stock.

Cash received in lieu of a fractional share of our common stock will be treated as a payment in exchange for such fractional share. Upon conversion, the amount of gain or loss on the deemed sale of a fractional share will be the difference between the amount of cash received and the portion of the adjusted basis in the New Note that is allocable to the fractional share.

Conversion Rights on Business Combination

In the event we undergo certain transactions as described under “Description of the New Notes — Conversion Procedures,” the conversion rate and the related conversion obligation may be adjusted so that a U.S. holder may receive shares of common stock of an acquirer upon conversion of the New Notes. Depending on the facts and circumstances at the time of the change in control, the adjustment may result in a deemed exchange of the outstanding New Notes, which may be a taxable event for U.S. federal income tax purposes. Each U.S. holder should consult the holder’s tax advisor regarding the U.S. federal income tax consequences of an adjustment.

Constructive Distributions

Holders of convertible debt instruments such as the New Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion rate of the instruments is adjusted. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, generally are not deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the New Notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution will result if the conversion rate is adjusted to compensate holders of New Notes for distributions of cash to our shareholders. The adjustment to the conversion rate of New Notes converted in connection with certain fundamental changes, as described under “Description of Notes —Make-Whole Premium Upon Make-Whole Fundamental Change,” also may be treated as a constructive distribution. If the adjustments are made, a U.S. holder may be deemed to have received constructive distributions includible in the holder’s income in the manner described below under “—Consequences to Tendering U.S. Holders — Ownership of Common Stock — Distributions” even though the U.S. holder has not received any cash or property as a result of the adjustments. In addition, in certain circumstances, the failure to provide for this adjustment may also result in a constructive distribution to a U.S. holder.

Ownership of Common Stock

Distributions

A distribution paid by us in respect of common stock will constitute a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The gross amount of any such dividend to a U.S. holder will be included in the gross income of the U.S. holder, as ordinary dividend income from U.S. sources. In general, distributions in excess of our current or accumulated earnings and profits will not be taxable to a U.S. holder to the extent that such distributions to the U.S. holder do not exceed the U.S. holder’s adjusted tax basis in the shares of common stock with respect to which the distribution is paid, but rather will reduce the U.S. Holder’s adjusted tax basis in such common stock (but not below zero). To the extent that distributions exceed our current and accumulated earnings and profits as well as the U.S. holder’s adjusted tax basis in the common stock, such distributions generally will be taxable as capital gain realized in respect of the common stock.

Under current U.S. federal income tax law, dividends paid prior to December 31, 2012 to certain non-corporate U.S. holders, including individuals, will constitute qualified dividend income eligible for preferential rates of U.S. federal income tax, with a maximum rate of 15%, provided certain conditions and requirements are satisfied, such as minimum holding period requirements. U.S. holders that are corporations may be eligible for a partial dividends-received deduction with respect to dividend distributions that are paid in respect of common stock, subject to certain conditions and requirements, such as minimum holding period requirements. There can be no assurance that we will have sufficient current or accumulated earnings and profits for distributions in respect of common stock to qualify as dividends for U.S. federal income tax purposes.

Sale or Other Taxable Disposition

In general, a U.S. holder will recognize capital gain or loss upon the sale or other taxable disposition of common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and such U.S. holder’s adjusted tax basis in the common stock at the time of the disposition. Any such capital gain will be long-term capital gain if the common stock has been held by the U.S. Holder for more than one year. Under current U.S. federal income tax law, certain U.S. holders (including individuals) are eligible for preferential rates of U.S. federal income tax on long-term capital gains. The deductibility of capital losses is subject to limitations. To the extent of any market discount accrued on the New Notes that has been carried over to the common stock, you may recognize ordinary income rather than capital gain.

Backup Withholding and Information Reporting

We are required to furnish to the holders of the Old Notes, New Notes or our common stock, other than exempt holders, and to the IRS, information with respect to consideration received under the exchange offer, payments of interest (including any OID) on the New Notes and dividends on our common stock.

A U.S. holder may be subject to backup withholding with respect to the exchange of the Old Notes for the New Notes and/or cash and payments of interest (including any OID) on the New Notes, dividends on our common stock or with respect to proceeds received from a disposition of the New Notes or our common stock. Certain holders (including, among others, certain tax-exempt organizations) generally are not subject to backup withholding. Each U.S. holder is subject to backup withholding if the holder is not otherwise exempt and the holder (1) fails to furnish the holder’s taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (2) furnishes an incorrect TIN; (3) is notified by the IRS that the holder has failed to report properly payments of interest or dividends; or (4) fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding. Backup withholding is not an additional tax. A U.S. holder is entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability which may entitle such U.S. holder to a refund provided that the required information is furnished to the IRS in a timely manner.

Tax Consequences to Non-Tendering U.S. Holders

There will be no tax consequences to U.S. holders who do not participate in the exchange offer.

Tax Consequences to Tendering Non U.S. Holders

Treatment of Exchange of Old Notes for New Notes and the Cash Payment or New Notes, the Cash Payment and Cash Received for Any Fractional Note

Non-U.S. holders may recognize gain or loss in connection with the exchange of Old Notes for New Notes under the same principles as those applicable to U.S. holders described above. See “—Tax Consequences to Tendering U.S. Holders — Treatment of Exchange of Old Notes for New Notes and the Cash Payment or New Notes, the Cash Payment and Cash Received for Any Fractional Note” above. Any gain so recognized will be subject to the U.S. tax rules described below for a sale, exchange, redemption or other taxable disposition by a Non-U.S. Holder of a New Note, assuming that the rules applicable to the New Notes equally apply to the Old Notes. See “—Tax Consequences to Tendering Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes or Common Stock” below. Any amount received for accrued and unpaid interest will be governed by the rules described below under “—Interest on the New Notes,” assuming the same rules applied to interest paid on the Old Notes.

Interest on the New Notes

A non-U.S. holder is not subject to the 30% United States federal withholding tax with respect to payments of interest or OID on the New Notes, provided that:

•	the holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the holder is not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	the holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

the holder provides the holder’s name and address, and certifies, under penalties of perjury, that the holder is not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or the holder holds the holder’s New Notes through certain foreign intermediaries and the holder and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If a non-U.S. holder cannot satisfy the requirements described above, the holder will be subject to the 30% United States federal withholding tax with respect to payments of interest on the New Notes, unless the holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty (including treaty benefits relating to a permanent establishment of a non-U.S. holder) or (2) IRS Form W-8ECI (or successor form) stating that the interest (including OID) is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business. If a non-U.S. holder is engaged in a trade or business in the United States and interest (including OID) on a New Note is effectively connected with the holder’s conduct of that trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), the holder will be subject to U.S. federal income tax on that interest (including OID) on a net income basis (although the holder will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if the holder is a United States person as defined under the Code. In addition, if a non-U.S. holder is a foreign corporation, the holder may be subject to an additional branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty).

Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes

Any gain realized by a non-U.S. holder on the sale, exchange, redemption or other taxable disposition of a New Note (except with respect to accrued and unpaid interest, which is taxable as described above) generally is not subject to U.S. federal income tax unless:

•

the gain is effectively connected with the holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder);

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met; or

•	the New Notes constitute a “United States real property interest,” or “USRPI,” within the meaning of the Foreign Investment in Real Property Tax Act, or “FIRPTA”.

If a non-U.S. holder’s gain is described in the first bullet point above, the non-U.S. holder generally will be subject to U.S. federal income tax on the net gain derived from the sale. If the non-U.S. holder is a corporation, then the holder may also be required to pay a branch profits tax at a 30% rate (or a lower rate as may be prescribed under an applicable United States income tax treaty). If the non-U.S. holder is an individual described in the second bullet point above, the holder will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules. In addition, each non-U.S. holder is urged to consult the holder’s tax advisor regarding the tax consequences of the acquisition, ownership and disposition of the New Notes or the common stock.

We have not been for the last five years, and do not anticipate becoming, a United States real property holding corporation and therefore the New Notes should not be USRPIs. There can be no assurance, however, that the New Notes will not constitute USRPIs, depending on the facts in existence at the time of any redemption, repurchase or other taxable disposition of the New Notes, in which case, we may be required to withhold 10% of any amounts payable on redemption or repurchase of a New Note.

Conversion of the New Notes

If a non-U.S. holder receives shares of our common stock in respect of accrued interest on a New Note, the non-U.S. holder is subject to the rules described under “—Tax Consequences to Tendering Non-U.S. Holders — Interest on the New Notes” above. Otherwise, a non-U.S. holder generally does not recognize any income, gain or loss on the conversion of a New Note into shares of our common stock.

Constructive Distributions

Holders of convertible debt instruments such as the New Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion rate of the instruments is adjusted. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, generally are not deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the New Notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution will result if the conversion rate is adjusted to compensate holders of New Notes for distributions of cash to our shareholders. The adjustment to the conversion rate of New Notes converted in connection with certain fundamental changes, as described under “Description of Notes — Make-Whole Premium Upon Make-Whole Fundamental Change,” also may be treated as a constructive distribution. If the adjustments are made, a non-U.S. holder may be deemed to have received constructive distributions and be subject to the rules described below under “—Taxation of Non-U.S. Holders — Common Stock — Distributions” even though the non-U.S. holder has not received any cash or property as a result of the adjustments. In addition, in certain circumstances, the failure to provide for this adjustment may also result in a constructive distribution to a non-U.S. holder.

Common Stock

Distributions

Except as described below, dividends paid to a non-U.S. holder in respect of common stock will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. In order to claim the benefits of an applicable tax treaty, a non-U.S. holder will be required to satisfy applicable certification (for example, IRS Form W-8BEN or other applicable form) and other requirements prior to the distribution date. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

Dividends paid to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally are exempt from the 30% U.S. federal withholding tax. Instead, any such dividends generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. holder were a U.S. holder, as described above. See “—Tax Consequences to Tendering U.S. Holder — Common Stock — Distributions” above. Non-U.S. holders will be required to comply with certification (for example, IRS Form W-8ECI or applicable successor form) and other requirements in order for effectively connected income to be exempt from the 30% U.S. federal withholding tax. A corporate non-U.S. holder also may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) with respect to any effectively connected dividends, subject to certain adjustments.

Sale or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other taxable disposition of common stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); (ii) the Non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are satisfied; or (iii) we are or have been a United States real property holding corporation for U.S. federal income tax purposes at any time during the five-year period (or shorter period in some situations) ending on the date of the disposition. We have not been, are not and do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

Gain from the disposition of shares by a non-U.S. holder that is effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax in the same manner as if the non-U.S. holder were a U.S. holder, as described above. See “—Tax Consequences to Tendering U.S. Holders — Common Stock — Sale or Other Taxable Distribution” above. A corporate non-U.S. holder also may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable tax treaty) with respect to any effectively connected gain from the disposition of shares, subject to certain adjustments.

Recent Legislative Developments

The recently enacted Hiring Incentives to Restore Employment Act has, among other things, added new sections 1471 to 1474 of the Code, which will, effective January 1, 2013, impose new information reporting and withholding tax requirements for interest, dividends and sales proceeds paid to certain non-U.S. entities that own debt obligations of, or shares in, U.S. corporations. In general, to avoid a 30% withholding tax under these provisions, (1) foreign financial institutions that hold shares in U.S. corporations will be required to identify for the IRS each U.S. account owner who is a beneficial owner of such shares and to provide certain information regarding the account, and also to agree to comply with certain other requirements, and (2) other foreign entities (aside from public companies) that are beneficial owners of shares will be required to identify United States persons who own a 10% or greater interest in such foreign entity. These withholding obligations do not apply to interest payments on, or gross sale proceeds from sale or disposition of, obligations outstanding prior to March 18, 2012, and therefore will not apply to the New Notes but could apply to the common stock issued before or after that date. Foreign entities, and other foreign persons who plan to have their shares held through a foreign financial institution, should consider the potential applicability of these new provisions and consult their tax advisors.

Backup Withholding and Information Reporting

A non-U.S. holder, in general, is not subject to backup withholding with respect to consideration received in connection with the exchange offer or payments that we make on the New Notes or our common stock to the holder provided that we do not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, and the holder has given us the statement described above under “— Tax Consequences to Tendering Non-U.S. Holders — Interest on the New Notes.” In addition, a non-U.S. holder is not subject to backup withholding with respect to the proceeds of the sale of an Old Note or a New Note or our common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, or the holder otherwise establishes an exemption. However, we may be required to report annually to the IRS and to each non-U.S. holder the amount of, and the tax withheld with respect to, any payments of interest (including any accrued OID) or distributions to the holder, regardless of whether any tax actually is withheld. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the holder resides.

A non-U.S. holder generally is entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability which may entitle such non-U.S. holder to a refund provided that the required information is furnished to the IRS in a timely manner.

Tax Consequences to Non-Tendering Non-U.S. Holders

There will be no tax consequences to non-tendering non-U.S. holders who do not participate in the exchange offer.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth, as of May 13, 2011, the ownership of common stock by each shareholder who we know beneficially owns more than 5% of our outstanding common stock, each director, each named executive officer listed in the Summary Compensation Table in the proxy statement filed on December 10, 2010 for the 2011 annual meeting of shareholders, and all executive officers and directors as a group. At May 13, 2011, there were 23,378,788 shares of common stock issued and outstanding.

Name of Beneficial Owner or Identity of Group	Amount and Nature of Beneficial Ownership (1)		Percentage of Outstanding Shares (2)
Directors and executive officers:
Jeffrey W. Green	157,281	(3)	*
Wayne M. Fortun	737,583	(4)	3.1%
Mark A. Augusti	7,390		*
Martha Goldberg Aronson	5,000	(5)	*
Russell Huffer	42,834	(6)	*
William T. Monahan	62,724	(7)	*
Thomas R. VerHage	53,824	(8)	*
David P. Radloff	57,028	(9)	*
Richard J. Penn	174,888	(10)	*
R. Scott Schaefer	157,550	(11)	*
Kathleen S. Skarvan	95,616	(12)	*
John A. Ingleman	130,528	(13)	*
Steven L. Polacek	—		*
Executive officers and directors as a group (11 persons)	1,481,637	(14)	6.1%
Other beneficial owners:
Van Den Berg Management Inc. 805 Las Cimas Parkway, Suite 430 Austin, Texas 78746	2,033,217	(15)	8.7%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	1,800,177	(16)	7.7%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	1,688,646	(17)	7.2%

*	Less than 1%.

(1)	Unless otherwise indicated in the footnotes to this table, (a) the listed beneficial owner has sole voting power and investment power with respect to the number of shares shown, and (b) no director or executive officer has pledged as security any shares shown as beneficially owned. Includes shares subject to options that are currently exercisable or exercisable within 60 days of May 13, 2011. Excludes fractional shares held by any listed beneficial owner.

(2)	For purposes of computing percentage ownership of each listed beneficial owner or group, shares subject to options held by that person or members of the group that are currently exercisable or exercisable within 60 days of May 13, 2011 are deemed to be outstanding and beneficially owned by that person or group. These shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3)	Of these shares, Mr. Green holds 660 in joint tenancy with his wife, and 183 shares are held by a limited partnership of which Mr. Green is a limited partner.

(4)	Of these shares, Mr. Fortun holds 177,038 in joint tenancy with his wife. Includes 415,000 shares covered by options granted to Mr. Fortun.

(5)	These shares are held in a trust of which Ms. Goldberg Aronson is the trustee.

(6)	Includes 21,500 shares covered by options granted to Mr. Huffer.

(7)	Includes 27,500 shares covered by options granted to Mr. Monahan.

(8)	Of these shares, Mr. VerHage holds 28,900 in joint tenancy with his wife. Includes 15,500 shares covered by options granted to Mr. VerHage.

(9)	Includes 52,020 shares covered by options granted to Mr. Radloff.

(10)	Includes 147,430 shares covered by options granted to Mr. Penn.

(11)	Includes 111,050 shares covered by options granted to Mr. Schaefer.

(12)	Includes 89,590 shares covered by options granted to Ms. Skarvan.

(13)	Of these shares, Mr. Ingleman holds 71,750 in joint tenancy with his wife. Includes 50,000 shares covered by options granted to Mr. Ingleman.

(14)	Group consists of all directors and executive officers as of May 13, 2011. Includes 814,935 shares covered by options granted to our executive officers and directors.

(15)	The number of shares indicated is based on information reported to the SEC in an amended Form 13G filed by Van Den Berg Management Inc. on January 14, 2011, and reflects beneficial ownership as of December 31, 2010. Van Den Berg Management Inc. has sole voting and dispositive power with respect to 8,860 shares and shared voting and dispositive power with respect to 2,024,357 shares.

(16)	The number of shares indicated is based on information reported to the SEC in an amended Schedule 13G filed by Dimensional Fund Advisors LP on February 11, 2011, and reflects beneficial ownership as of December 31, 2010. Dimensional Fund Advisors LP has sole voting power with respect to 1,753,164 shares, sole dispositive power with respect to 1,800,177 shares and disclaims beneficial ownership of all reported shares.

(17)	The number of shares indicated is based on information reported to the SEC in a Schedule 13G filed by BlackRock, Inc. on February 4, 2011, and reflects beneficial ownership as of December 31, 2010. BlackRock, Inc. has sole voting power and sole dispositive power with respect to 1,688,646 shares.

LEGAL MATTERS

Certain legal matters with respect to the validity of the New Notes offered under this prospectus and certain tax matters will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota. Latham & Watkins LLP, New York, New York, advised the dealer manager in connection with the exchange offer.

EXPERTS

The financial statements, and the related financial statement schedule, included in this prospectus and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hutchinson Technology Incorporated and Subsidiaries

	Fiscal Years Ended
	September 26, 2010	September 27, 2009	September 28, 2008
	(In thousands, except per share data)
Net sales	$347,189	$408,022	$631,619
Cost of sales	314,224	400,488	546,139

Gross profit	32,965	7,534	85,480
Research and development expenses	21,429	26,776	39,711
Selling, general and administrative expenses	55,848	54,880	73,303
Severance and other expenses (Note 1)	3,674	29,586	1,061
Litigation charge (Note 1)	—	—	2,003
Asset impairment and other charges (Note 1)	—	71,809	—

Loss from operations	(47,986)	(175,517)	(30,598)
Other income, net	2,357	1,536	2,172
Gain on extinguishment of long-term debt	6	17,253	—
Interest income	1,311	3,184	10,519
Interest expense	(15,876)	(19,762)	(19,767)
(Loss) gain on short- and long-term investments (Note 1)	(319)	4,390	(8,484)

Loss before income taxes	(60,507)	(168,916)	(46,158)
(Benefit) provision for income taxes (Note 3)	(1,585)	(209)	60,709

Net loss	$(58,922)	$(168,707)	$(106,867)

Basic loss per share	$(2.52)	$(7.27)	$(4.38)

Diluted loss per share	$(2.52)	$(7.27)	$(4.38)

Weighted-average common shares outstanding	23,362	23,214	24,411

Weighted-average diluted shares outstanding	23,362	23,214	24,411

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Hutchinson Technology Incorporated and Subsidiaries

	September 26, 2010	September 27, 2009
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$55,639	$106,391
Short-term investments including $4,174 and $3,031 restricted (Note 1)	48,899	96,316
Trade receivables, net	47,629	63,448
Other receivables	7,849	8,445
Inventories	53,568	46,878
Other current assets	2,353	4,932

Total current assets	215,937	326,410
Long-term investments	—	24,316

Property, plant and equipment:
Land, buildings and improvements	225,987	211,529
Equipment	771,977	744,417
Construction in progress	12,880	14,120
Less: Accumulated depreciation	(752,611)	(690,730)

Net property, plant and equipment	258,233	279,336
Other assets	5,542	5,425

	$479,712	$635,487

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$1,280	$102,804
Accounts payable	15,788	17,536
Accrued expenses	8,593	11,183
Accrued compensation	12,911	13,139

Total current liabilities	38,572	144,662

Convertible subordinated notes	174,920	166,464
Long-term debt, less current maturities	271	946
Other long-term liabilities	1,271	1,705
Commitments and contingencies (Notes 2, 5 and 6)
Shareholders’ equity:
Common stock, $.01 par value, 100,000,000 shares authorized, 23,371,000 and 23,359,000 issued and outstanding	234	234
Additional paid-in capital	422,089	418,572
Accumulated other comprehensive income	876	2,503
Accumulated loss	(158,521)	(99,599)

Total shareholders’ equity	264,678	321,710

	$479,712	$635,487

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hutchinson Technology Incorporated and Subsidiaries

	Fiscal Years Ended
	September 26, 2010	September 27, 2009	September 28, 2008
	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(58,922)	$(168,707)	$(106,867)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	51,849	76,566	111,856
Stock-based compensation	3,462	4,244	5,976
Provision for deferred taxes (Note 3)	—	—	62,498
Loss (gain) on short- and long-term investments (Note 1)	—	(4,390)	8,484
Loss (gain) on disposal of assets	173	(1,762)	893
Asset impairment charge (Note 1)	3,274	71,640	—
Non-cash interest expense	8,456	8,793	8,075
Gain on extinguishment of debt	(6)	(17,253)	—
Litigation charge (Note 1)	—	—	2,003
Severance expenses (Note 1)	1,150	—	—
Changes in operating assets and liabilities (Note 7)	4,306	50,169	(2,582)

Cash provided by operating activities	13,742	19,300	90,336

INVESTING ACTIVITIES:
Capital expenditures	(31,382)	(20,609)	(65,603)
Proceeds from the sale of PP&E	—	12,205	—
Purchases of marketable securities	(71,739)	(46,883)	(960,216)
Sales/maturities of marketable securities	141,445	133,819	983,821

Cash provided by (used for) investing activities	38,324	78,532	(41,998)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	55	1,508	8,529
Proceeds from loan	—	55,699	—
Repayment of short- and long-term debt	(102,873)	(110,957)	(1,346)
Repurchase of common stock (Note 9)	—	—	(57,721)

Cash used for financing activities	(102,818)	(53,750)	(50,538)

Net (decrease) increase in cash and cash equivalents	(50,752)	44,082	(2,200)
Cash and cash equivalents at beginning of year	106,391	62,309	64,509

Cash and cash equivalents at end of year	$55,639	$106,391	$62,309

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Hutchinson Technology Incorporated and Subsidiaries

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings	Total Shareholders’ Equity
	Shares	Amount
	(In thousands)
	26,074	$261	$452,208	$29	$180,258	$632,756

Exercise of stock options	253	2	5,970			5,972
Issuance of common stock	170	2	2,555			2,557
Stock-based compensation (Note 5)			5,976			5,976
Tax provision on stock option exercises			(483)			(483)
Repurchase of common stock	(3,556)	(36)	(53,402)		(4,283)	(57,721)
Components of comprehensive income:
Unrealized gain on securities available for sale, net of income taxes of $0				139
Unrealized loss on derivatives, net of income taxes of $0				(1,037)
Net loss					(106,867)
Total comprehensive loss						(107,765)

Balance, September 28, 2008	22,941	$229	$412,824	$(869)	$69,108	$481,292

Exercise of stock options	—	—	32			32
Issuance of common stock	418	5	1,472			1,477
Stock-based compensation (Note 5)			4,244			4,244
Components of comprehensive income:
Unrealized gain on securities available for sale, net of income taxes of $0				2,069
Unrealized gain on derivatives, net of income taxes of $0				1,303
Net loss					(168,707)
Total comprehensive loss						(165,335)

Balance, September 27, 2009	23,359	$234	$418,572	$2,503	$(99,599)	$321,710

Issuance of common stock	12	—	55			55
Stock-based compensation (Note 5)			3,462			3,462
Components of comprehensive income:
Unrealized loss on securities available for sale, net of income taxes of $0				(2,027)
Unrealized loss on derivatives, net of income taxes of $0				(267)
Foreign currency translation, net of income taxes of $0				667
Net loss					(58,922)
Total comprehensive loss						(60,549)

Balance, September 26, 2010	23,371	$234	$422,089	$876	$(158,521)	$264,678

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries

(Columnar dollar amounts in thousands except per share amounts)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Hutchinson Technology Incorporated and its subsidiaries (“we,” “our” and “us”), all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimation and judgment that affect the reported amounts of revenues, expenses, assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. If these estimates differ materially from actual results, the impact to the consolidated financial statements may be material.

Accounting Pronouncements

Throughout 2009, the Financial Accounting Standards Board (“FASB”) issued various authoritative guidance and enhanced disclosures regarding fair value measurements and impairments of securities which helps in determining fair value when the volume and level of activity for the asset or liability have significantly decreased and in identifying transactions that are not orderly. These provisions were effective for us for the fiscal quarter ended June 28, 2009. The additional disclosures required by these provisions are included within the footnotes below. The adoption of these provisions did not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued authoritative guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This guidance specifies that convertible debt instruments that may be settled in cash upon conversion shall be separately accounted for by allocating a portion of the fair value of the instrument as a liability and the remainder as equity. The excess of the principal amount of the liability component over its carrying amount shall be amortized to interest cost over the effective term. The provisions of this guidance apply to our 3.25% Convertible Subordinated Notes due 2026 (the “3.25% Notes”), discussed in Note 2 below. We adopted the provisions of this guidance beginning in our first quarter of 2010. This guidance requires us to recognize additional (non-cash) interest expense based on the market rate for similar debt instruments that do not contain a comparable conversion feature.

The adoption of this guidance required us to allocate the original $225,000,000 proceeds received from the issuance of our 3.25% Notes between the applicable debt and equity components. Accordingly, we have allocated $160,584,000 of the proceeds to the debt component of our 3.25% Notes and $40,859,000, net of deferred taxes of $23,557,000, to the equity conversion feature. Subsequently, at September 28, 2008, a full valuation allowance was recorded against our deferred tax assets. During the fourth quarter of 2009, we repurchased $27,500,000 par value of our 3.25% Notes, leaving $197,500,000 par value outstanding. The debt component allocation was based on the estimated fair value of similar debt instruments without a conversion feature as determined by using a discount rate of 8.75%, which represents our estimated borrowing rate for such debt as of the date of our 3.25% Notes issuance. The difference between the cash proceeds associated with our 3.25% Notes and the debt component was recorded as a debt discount with a corresponding offset to additional paid-in-capital, net of applicable deferred taxes, representing the equity conversion feature. The debt discount that we recorded is being amortized over seven years, the expected term of our 3.25% Notes (January 19, 2006 through January 15, 2013), using the effective interest method resulting in additional non-cash interest expense. As of September 26, 2010, the remaining period over which the debt discount will be amortized is approximately two years.

The carrying amounts of our 3.25% Notes included in our consolidated balance sheets were as follows (in thousands):

	2010	2009
Principal balance	$197,500	$197,500
Debt discount	(22,580)	(31,036)

Convertible subordinated notes, net	$174,920	$166,464

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

We have recorded the following interest expense related to our 3.25% Notes in the periods presented (in thousands):

	2010	2009	2008
Coupon rate of interest (cash interest)	$6,402	$7,260	$7,272
Debt discount amortization (non-cash interest)	8,456	8,793	8,075

Total interest expense for the 3.25% Notes	$14,858	$16,053	$15,347

In March 2008, the FASB issued enhanced disclosure requirements for derivative instruments and hedging activities. The additional disclosures are intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement did not have a material impact on our consolidated financial statements. The additional disclosures required by this guidance are included in Note 8 below.

In February 2007, the FASB issued authoritative guidance which allows companies to choose to measure certain eligible financial assets and financial liabilities at fair value (the fair value option) to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. On September 29, 2008, we elected the fair value option on our acceptance of the Rights Offering (described in Note 1 below) that was a part of a settlement to resolve pending litigation related to our auction rate securities (“ARS”) portfolio held with UBS (defined in Note 1 below). The resulting valuation of the Rights Offering is included in “Long-term investments” on our consolidated balance sheets. Measuring the Rights Offering at fair value led to greater symmetry between the accounting for the ARS we held with other parties and the Rights Offering and more accurately represented the economics of the two assets.

In September 2006, the FASB issued authoritative guidance that clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. This guidance became effective for fiscal years beginning after November 15, 2007, our fiscal year 2009. The adoption of this statement did not have a material impact on our consolidated financial statements. The additional disclosures required by this guidance are included in Note 4 below.

Fiscal Year

Our fiscal year is the fifty-two/fifty-three week period ending on the last Sunday in September. The fiscal years ended September 28, 2008, September 27, 2009, and September 26, 2010, are fifty-two week periods.

Revenue Recognition

We recognize revenue from the sale of our products when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. Amounts billed to customers for shipping and handling costs associated with products sold are classified as revenue.

For all sales, we use a binding purchase order as evidence of an arrangement. Delivery generally occurs when product is delivered to a common carrier. Certain of our products are delivered on an FOB destination basis. We defer our revenue associated with these transactions until the product has been delivered and accepted to the customer’s premises.

We also store Disk Drive Components Division inventory in “vendor managed inventory,” or VMI, facilities, which are warehouses located close to the customer’s manufacturing facilities. Revenue is recognized on sales from such facilities upon the transfer of title and risk of loss, following the customer’s acknowledgement of the receipt of the goods.

We also enter into arrangements with customers that provide us with reimbursement for engineering services and specific program capacity to partially offset the costs of our investment. We recognize the associated revenue over the estimated life of the program to which the services and capacity relate. The deferred revenue related to these reimbursements as recorded on our consolidated balance sheets as of September 26, 2010, and September 27, 2009, was $1,090,000 and $2,142,000, respectively, included in “Accrued expenses” and $412,000 and $650,000, respectively, included in “Other long-term liabilities.”

Cash and Cash Equivalents

Cash equivalents consist of all highly liquid investments with original maturities of ninety days or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

Investments

Our short-term investments are comprised of corporate notes, United States government debt securities, certificates of deposit, and commercial paper. We account for securities available for sale in accordance with FASB guidance regarding accounting for certain investments in debt and equity securities, which requires that available-for-sale and trading securities be carried at fair value. Unrealized gains and losses deemed to be temporary on available-for-sale securities are reported as other comprehensive income (“OCI”) within shareholders’ equity. Realized gains and losses and decline in value deemed to be other than temporary on available-for-sale securities are included in “(Loss) gain on short- and long-term investments” on our consolidated statements of operations. Trading gains and losses also are included in “(Loss) gain on short- and long-term investments.” Fair value of the securities is based upon quoted market prices in active markets or estimated fair value when quoted market prices are not available. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis. We classify our securities available-for-sale as short- or long-term based upon management’s intent and ability to hold these investments. In addition, throughout 2009, the FASB issued various authoritative guidance and enhanced disclosures regarding fair value measurements and impairments of securities which help in determining fair value when the volume and level of activity for the asset or liability have significantly decreased and in identifying transactions that are not orderly.

A summary of our investments as of September 26, 2010, and September 27, 2009, is as follows:

	September 26, 2010
	Cost Basis	Gross Realized		Gross Unrealized		Recorded Basis
		Gains	Losses	Gains	Losses
Available-for-sale securities
Short-term investments Marketable securities	$48,690	$—	$—	$209	$—	$48,899

	September 27, 2009
	Cost Basis	Gross Realized		Gross Unrealized		Recorded Basis
		Gains	Losses	Gains	Losses
Available-for-sale securities
Short-term investments Marketable securities	$30,320	$—	$—	$68	$—	$30,388
Long-term investments ARS	25,200	—	3,053	746	—	24,316

Total available-for-sale securities	55,520	—	3,053	814	—	54,704
Trading securities
Short-term investments ARS – secured	66,125	—	4,234	—	—	61,891
Other
Rights Offering	—	4,037	—	—	—	4,037

	$121,645	$4,037	$7,287	$814	$—	$120,632

As of September 26, 2010, our short-term investments mature within one year.

Our ARS portfolio had an aggregate par value of $91,325,000 at September 27, 2009. We determined the estimated fair value of our ARS portfolio each quarter. At September 27, 2009, we estimated the fair value of our ARS portfolio to be $90,244,000. As of September 26, 2010, our entire ARS portfolio had been sold or redeemed.

Effective December 19, 2008, we entered into a settlement (the “UBS Settlement”) with UBS AG, UBS Financial Services Inc. and UBS Securities LLC (collectively, “UBS”) that provided liquidity for our ARS portfolio held with UBS and to resolve pending litigation between the parties. The UBS Settlement provided for certain arrangements, one of which was our acceptance of an offer by UBS to issue to us ARS rights (the “Rights Offering”), which allowed us to require UBS to repurchase at par value all of the ARS held by us in accounts with UBS at any time during the period from June 30, 2010, through July 2, 2012 (if our ARS had not previously been sold by us or by UBS on our behalf or redeemed by the respective

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

issuers of those securities). During the fourth quarter of 2010, we exercised the rights issued to us in the Rights Offering for the remaining ARS held by us and subject to the Rights Offering.

As part of the UBS Settlement, we also entered into a loan agreement with UBS Credit Corp. (“UBS Credit”), which provided us with a line of credit (the “UBS Credit Line”) secured only by the ARS we held in accounts with UBS. The proceeds derived from any sales of the ARS we held in accounts with UBS were to be applied to repayment of the UBS Credit Line. As of September 26, 2010, we had repaid all of the UBS Credit Line available to us.

On March 19, 2010, we entered into a settlement agreement with Citigroup Global Markets Inc. (“CGMI”) providing for the sale of a portion of our ARS. We received approximately $19,313,000 in cash (plus accrued interest) in exchange for $22,600,000 in principal amount of our ARS. As a result, we recorded an additional realized loss on the sale of these ARS of $528,000 during the quarter ended March 28, 2010. As of December 27, 2009, we had recorded an other than temporary realized loss of $2,793,000 on these ARS. For a three-year period, the settlement agreement with CGMI provides us with the option to repurchase some or all of these ARS at the price for which we sold them, and the potential for additional recoveries in the event of issuer redemptions. As part of the settlement agreement, we agreed to dismiss with prejudice an arbitration proceeding between us and CGMI and an affiliate of CGMI relating to these ARS.

As of September 26, 2010 and September 27, 2009, we have $4,174,000 and $3,031,000, respectively, of short-term investments that are restricted in use. For September 26, 2010, these amounts covered outstanding letters of credit and a security for our self-insured workers compensation programs. For September 27, 2009, these amounts covered an outstanding letter of credit, a security for our self-insured workers compensation programs and market positions on outstanding gold hedges.

Trade Receivables

We grant credit to our customers, but generally do not require collateral or any other security to support amounts due. Trade receivables of $47,629,000 at September 26, 2010, and $63,448,000 at September 27, 2009, are net of allowances of $372,000 and $499,000, respectively. As of September 26, 2010, allowances of $372,000 consisted of an $119,000 allowance for doubtful accounts and a $253,000 allowance for sales returns. As of September 27, 2009, allowances of $499,000 consisted of a $224,000 allowance for doubtful accounts and a $275,000 allowance for sales returns. Our trade receivables balance declined $15,819,000 from September 27, 2009 due to a significant decrease in net sales during 2010.

We generally warrant that the products sold by us will be free from defects in materials and workmanship for a period of one year or less following delivery to our customer. Upon determination that the products sold are defective, we typically accept the return of such products and refund the purchase price to our customer. We record a provision against revenue for estimated returns on sales of our products in the same period that the related revenues are recognized. We base the allowance on historical product returns, as well as existing product return authorizations. The following table reconciles the changes in our allowance for sales returns under warranties:

Fiscal Year	Beginning Balance	Increases in the Allowance Related to Warranties Issued	Reductions in the Allowance for Returns Under Warranties	Ending Balance
2010	$275	$868	$(890)	$253
2009	$699	$1,158	$(1,582)	$275

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market by analyzing market conditions, current sales prices, inventory costs and inventory balances. Inventories consisted of the following at September 26, 2010 and September 27, 2009:

	2010	2009
Raw materials	$24,559	$21,069
Work in process	10,601	9,990
Finished goods	18,408	15,819

	$53,568	$46,878

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

Property and Depreciation

Property, plant and equipment are stated at cost. Costs of renewals and betterments are capitalized and depreciated. Maintenance and repairs are charged to expense as incurred.

Buildings and leasehold improvements are depreciated on a straight-line basis and equipment is depreciated primarily using straight-line basis for financial reporting purposes. Property is depreciated using primarily accelerated methods for tax reporting purposes. Estimated useful lives for financial reporting purposes are as follows:

Buildings	25 to 35 years
Leasehold improvements	5 to 10 years
Equipment	1 to 15 years

We lease some manufacturing equipment that has been treated as a capital lease for accounting purposes. The present value of the minimum quarterly payments resulted in an initial $686,000 lease obligation and related leased asset.

Foreign Currency Translation

Our Thailand operation uses their local currency as its functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated OCI.

Transaction gains and losses that arise from the exchange rate changes on transactions denominated in a currency other than the local currency are included in “Other income, net” in the consolidated statements of operations. We recognized a foreign currency gain of $744,000 in 2010 primarily related to purchases denominated in US dollars made by our Thailand operation.

Engineering and Process Development

Our engineers and technicians are responsible for the implementation of new technologies, as well as process and product development and improvements. Expenditures related to these activities totaled $51,059,000 in 2010, $61,545,000 in 2009 and $75,043,000 in 2008. Of these amounts, $21,429,000 in 2010, $26,776,000 in 2009 and $39,711,000 in 2008 are classified as research and development expenses, with the remainder relating to quality, engineering and manufacturing support, classified as cost of sales.

Severance and Other Expenses

A summary of our severance and other expenses as of September 26, 2010, is as follows:

	Severance and Benefits	Other Expenses	Total
Accrual balances, September 30, 2007	$—	$—	$—
Restructuring charges	1,061	—	1,061
Cash payments	(1,061)	—	(1,061)
Accrual balances, September 28, 2008	$—	$—	$—
Restructuring charges	28,731	855	29,586
Cash payments	(28,731)	(855)	(29,586)
Accrual balances, September 27, 2009	$—	$—	$—
Restructuring charges	3,674	—	3,674
Cash payments	(2,524)	—	(2,524)
Accrual balances, September 26, 2010	$1,150	$—	$1,150

During the third quarter of 2008, we took actions to reduce operating costs, including eliminating approximately 80 positions company-wide. The workforce reduction resulted in a charge for severance expenses of $1,061,000, which was fully paid during the third quarter of 2008.

In response to weakened demand for suspension assemblies and due to changing and uncertain market and economic conditions, we took actions to reduce our cost structure in 2009. During the first quarter of 2009, we announced a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

restructuring plan that included eliminating positions company-wide. During January 2009, we eliminated approximately 1,380 positions. The workforce reduction resulted in a charge for severance and other expenses of $19,527,000, which was included in our financial results for the thirteen weeks ended December 28, 2008. As of June 28, 2009, the full amount of that severance had been paid.

During the second quarter of 2009, in response to further weakened demand for suspension assemblies, we took actions to further restructure the company and reduce our overall cost structure in our Disk Drive Components Division. We closed our Sioux Falls, South Dakota, facility at the end of June 2009 and consolidated the related suspension assembly operations into our Eau Claire, Wisconsin, and Hutchinson, Minnesota, sites. The assembly operations consolidation resulted in a net elimination of approximately 220 positions. In addition, we consolidated photoetching operations into our Hutchinson, Minnesota, site and trace operations into our Eau Claire, Wisconsin, site to achieve improvements in efficiency and facility utilization and to reduce operating costs. We also reduced the workforce in our components operation in Eau Claire, Wisconsin, by approximately 100 positions. Our total workforce reductions, including these reductions in Sioux Falls, South Dakota, and Eau Claire, Wisconsin, and the approximately 1,380 positions we eliminated in the first quarter of 2009, total approximately 1,700 positions. The second quarter 2009 workforce reductions resulted in a charge for severance and other expenses of $4,787,000, which was paid by the end of 2009.

During the third quarter of 2009, we took additional actions to further restructure the company to adjust to market conditions and the expected phase out of suspension assembly shipments to our customer, Seagate Technology. The restructuring actions included eliminating approximately 300 additional positions, bringing our overall employment to about 2,500 positions at the end of the third quarter of 2009. The third quarter 2009 workforce reductions resulted in charges for severance and other expenses of $4,894,000 recorded in the third quarter and $378,000 recorded in the fourth quarter of 2009, which were paid by the end of 2009.

During 2009, Other expenses included $855,000 of costs related to the Sioux Falls, South Dakota facility closure and assembly consolidation actions.

During the fourth quarter of 2010, we announced actions to reduce costs and preserve cash, including eliminating approximately 80 positions company-wide. The workforce reduction resulted in a charge for severance expenses of $3,674,000, of which, $1,150,000 remains to be paid.

Asset Impairment

During the first quarter of 2009, we recorded non-cash impairment charges of $32,280,000 for the impairment of long-lived assets related to manufacturing equipment in our Disk Drive Components Division’s assembly and component operations. The impairment review was triggered by weakened demand for suspension assemblies, uncertain future market conditions and the restructuring plan as discussed above. In response to these conditions, we made structural changes to consolidate some of our component and assembly manufacturing among our sites.

During the second quarter of 2009, in response to further weakened demand for suspension assemblies, we took actions to further restructure the company and reduce our overall cost structure in our Disk Drive Components Division. We closed our Sioux Falls, South Dakota facility at the end of June 2009 and consolidated the related suspension assembly operations into our Eau Claire, Wisconsin and Hutchinson, Minnesota sites. In addition, we consolidated our Eau Claire, Wisconsin site’s photoetching operations into our Hutchinson, Minnesota site and our Hutchinson, Minnesota site’s trace operations into our Eau Claire, Wisconsin site to achieve improvements in efficiency and facility utilization and to reduce operating costs. As a result of these restructuring actions, we recorded additional non-cash impairment charges of $18,688,000 for the impairment of long-lived assets related to manufacturing equipment in our Disk Drive Components Division’s assembly and component operations.

During the third quarter of 2009, we took additional actions to further restructure the company to adjust to market conditions and the expected phase out of suspension assembly shipments to our customer, Seagate Technology. We recorded additional non-cash impairment charges of $20,841,000 for the impairment of long-lived assets primarily related to assembly manufacturing equipment in our Disk Drive Components Division.

The impairment charges in 2009 were recorded on the line item “Asset impairment charge” within operating expenses due to the assets being deemed excess and no longer utilized due to the restructuring actions discussed above.

During the third quarter of 2010, we recorded non-cash impairment charges of $2,294,000 for the impairment of long-lived assets related to the manufacturing and selling of InSpectra StO2 Systems in our BioMeasurement Division. The impairment review was triggered by slower than expected sales growth based on the current pace of adoption of the InSpectra StO2 System and spending constraints in health care markets world-wide, along with our planned operating changes within the BioMeasurement Division. As we evaluated the impact of these changes on our forecast of future

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

operating results in our BioMeasurement Division, we determined that the recorded values of many of the assets in this division were no longer deemed recoverable. Since these assets are no longer expected to generate future positive cash flows in excess of the recorded values, the assets were impaired but will continue to be used on an ongoing basis. Accordingly, for 2010, we recorded impairment charges related to these assets as shown in the following line items on our consolidated statements of operations:

Cost of sales	$1,110,000
Research and development expenses	394,000
Selling, general and administrative expenses	790,000

Total	$2,294,000

When indicators of impairment exist and assets are held for use, we estimate future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Factors affecting impairment of assets held for use include the ability of the specific assets to generate positive cash flows. Changes in any of these factors could necessitate impairment recognition in future periods for other assets held for use.

Litigation Charge

During 2008, we recorded a litigation charge of $2,003,000 related to the settlement of a class action lawsuit. The lawsuit challenged our pay practices pertaining to the time certain production employees spend gowning and ungowning at the beginning and end of their shifts and meal breaks. The charge was comprised of settlement payments to these employees and payment of their attorney’s fees and expenses. The full amount of the litigation has been paid.

Income Taxes

We account for income taxes in accordance with FASB guidance on accounting for income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be realized based on future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or change this allowance in a period, we must include an expense or a benefit within the tax provision in our consolidated statement of operations.

Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. Valuation allowances arise due to the uncertainty of realizing deferred tax assets. At September 26, 2010, and September 27, 2009, we had valuation allowances of $168,991,000 and $147,889,000, respectively. The FASB guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence, using a “more likely than not” standard. In making such assessments, significant weight is to be given to evidence that can be objectively verified. A company’s current or previous losses are given more weight than its future outlook. Under the guidance, our three-year historical cumulative loss was a significant negative factor. This loss, combined with uncertain near-term market and economic conditions, reduced our ability to rely on our projections of future taxable income in determining whether a valuation allowance is appropriate. Accordingly, we concluded that a full valuation allowance was appropriate. We will continue to assess the likelihood that our deferred tax assets will be realizable, and our valuation allowance will be adjusted accordingly, which could materially impact our financial position and results of operations.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted earnings per share identifies the dilutive effect of potential common shares using net income available to common shareholders and is computed (i) using the treasury stock method for outstanding stock options and the if-converted method for the $150,000,000 aggregate principal amount of the 2.25% Convertible Subordinated Notes that were retired in March of 2010 (the “2.25% Notes”), and (ii) in accordance with FASB guidance relating to the effect of contingently convertible instruments on diluted earnings per share for the $225,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2026 (the “3.25% Notes”). A reconciliation of these amounts is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

	2010	2009	2008
Net loss	$(58,922)	$(168,707)	$(106,867)
Plus: Interest expense on convertible subordinated notes	—	—	—
Less: Additional profit-sharing expense and income tax provisions	—	—	—
Net loss available to common shareholders	$(58,922)	$(168,707)	$(106,867)
Weighted-average common shares outstanding	23,362	23,214	24,411
Dilutive potential common shares	—	—	—
Weighted-average diluted shares outstanding	23,362	23,214	24,411
Basic loss per share	$(2.52)	$(7.27)	$(4.38)
Diluted loss per share	$(2.52)	$(7.27)	$(4.38)

Options to purchase 3,903,000, 3,570,000 and 3,394,000 shares were not included in the 2010, 2009 and 2008 computations of diluted earnings per share, respectively, because they would have been anti-dilutive.

Diluted loss per share for 2010 excludes potential common shares of 187,000 using the treasury stock method and potential common shares of 667,000 using the if-converted method for the 2.25% Notes, as they were antidilutive. Diluted loss per share for 2009 excludes potential common shares of 80,000 using the treasury stock method and potential common shares of 3,044,000 using the if-converted method for the 2.25% Notes, as they were antidilutive. Diluted loss per share for 2008 excludes potential common shares of 3,346,000 using the treasury stock method and potential common shares of 5,027,000 using the if-converted method for the 2.25% Notes, as they were antidilutive.

Subsequent Events

We evaluated subsequent events after the balance sheet date through the date the consolidated financial statements were issued. We did not identify any additional material events or transactions occurring during this subsequent event reporting period that required further recognition or disclosure in these consolidated financial statements.

2. Financing Arrangements

Short- and Long-Term Debt

	2010	2009
3.25% Notes	$197,500	$197,500
Debt discount	(22,580)	(31,036)
2.25% Notes	—	45,554
Eau Claire building mortgage	945	2,497
UBS Credit Line	—	55,699
Capital lease obligation	606	—

Total debt	176,471	270,214
Less: Current maturities	(1,280)	(102,804)

Total long-term debt	$175,191	$167,410

In January 2006, we issued $225,000,000 aggregate principal amount of the 3.25% Notes, which mature in 2026. The 3.25% Notes were issued pursuant to an Indenture dated as of January 25, 2006 (the “Indenture”). Interest on the 3.25% Notes is payable on January 15 and July 15 of each year, which began on July 15, 2006. Issuance costs of $6,029,000 were capitalized and are being amortized over seven years in consideration of the holders’ ability to require us to repurchase all or a portion of the 3.25% Notes on January 15, 2013, as described below.

We have the right to redeem for cash all or a portion of the 3.25% Notes on or after January 21, 2011 at specified redemption prices, as provided in the Indenture, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. Holders of the 3.25% Notes may require us to purchase all or a portion of their 3.25% Notes for cash on January 15, 2013, January 15, 2016 and January 15, 2021, or in the event of a fundamental change, at a purchase price equal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

to 100% of the principal amount of the 3.25% Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

Under certain circumstances, holders of the 3.25% Notes may convert their 3.25% Notes based on a conversion rate of 27.4499 shares of our common stock per $1,000 principal amount of 3.25% Notes (which is equal to an initial conversion price of approximately $36.43 per share), subject to adjustment. Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of 3.25% Notes a holder will receive an amount in cash equal to the lesser of (i) $1,000, or (ii) the conversion value, determined in the manner set forth in the Indenture, of the number of shares of our common stock equal to the conversion rate. If the conversion value exceeds $1,000, we also will deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion. If a holder elects to convert such holder’s 3.25% Notes in connection with a fundamental change that occurs prior to January 21, 2011, we will pay, to the extent described in the Indenture, a make-whole premium by increasing the conversion rate applicable to such 3.25% Notes.

During September 2009, we spent $19,987,000 to repurchase $27,500,000 par value of our 3.25% Notes on the open market using our available cash and cash equivalents, at an average discount to face value of approximately 27 percent. At the time of repurchase the notes had a book value of $23,139,000, which includes the par value of the notes, offset by the remaining debt discount of $4,361,000. We have $197,500,000 par value of the 3.25% Notes outstanding. Upon completion of the repurchases, the repurchased 3.25% Notes were cancelled. The resulting gain of $2,792,000 was included in our consolidated financial statements.

In February 2003, we issued and sold $150,000,000 aggregate principal amount of the 2.25% Notes. The remaining outstanding 2.25% Notes matured and were retired on March 15, 2010. During 2009, we spent $89,525,000 to repurchase $104,446,000 par value of our 2.25% Notes on the open market using our available cash and cash equivalents, at varying discounts to face value. After the repurchases, we had $45,554,000 par value of the 2.25% Notes outstanding. Upon completion of the repurchases, the repurchased 2.25% Notes were cancelled. The resulting gain of $14,461,000 is included in our consolidated financial statements.

During 2010, we spent $11,488,000 to repurchase $11,500,000 par value of our 2.25% Notes on the open market using our available cash and cash equivalents. Upon completion of the repurchases, the repurchased 2.25% Notes were cancelled. The resulting gain of $6,000 was included in our consolidated financial statements. On the maturity date of March 15, 2010, we used available cash and cash equivalents to pay par value of $34,054,000 to retire all of the remaining outstanding 2.25% Notes. None of the 2.25% Notes remain outstanding.

During the first quarter of 2006, we purchased the assembly manufacturing building (which we previously leased) at our Eau Claire, Wisconsin, manufacturing site, together with related equipment, for $12,924,000, which included the assumption of a mortgage by us with a 7.15% interest rate that matures in April 2011. At September 26, 2010, the mortgage balance totaled $945,000.

We also lease some manufacturing equipment that has been treated as a capital lease for accounting purposes. The present value of the minimum quarterly payments resulted in an initial $686,000 lease obligation and related leased asset.

Contractual maturities of short- and long-term debt subsequent to September 26, 2010, are as follows:

2011	$1,280
2012	271
2013	197,500
2014	—
2015	—
Thereafter	—

$199,051

3. Income Taxes

The (benefit) provision for income taxes consists of the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

	2010	2009	2008
Current:
Federal	$(2,046)	$(530)	$(1,777)
Foreign	447	307	—
State	14	14	(12)
Deferred	—	—	62,498

	$(1,585)	$(209)	$60,709

In the fourth quarter of 2008, we recorded a charge of $76,610,000 related to establishing a full valuation allowance against our deferred tax assets. The guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence, using a “more likely than not” standard. In making such assessments, significant weight is given to evidence that can be objectively verified. A company’s current or previous losses are given more weight than its future outlook. Under that standard, our three-year historical cumulative loss was a significant negative factor. This loss, combined with uncertain near-term market and economic conditions, reduced our ability to rely on our projections of future taxable income in determining whether a valuation allowance is appropriate. Accordingly, we concluded that a full valuation allowance is appropriate. We will continue to assess the likelihood that our deferred tax assets will be realizable, and our valuation allowance will be adjusted accordingly, which could materially impact our financial position and results of operations.

The deferred provision (benefit) is composed of the following:

	2010	2009	2008
Asset bases, lives and depreciation methods	$19,637	$(4,217)	$11,716
Reserves and accruals not currently deductible	(3,489)	5,166	(6,175)
Tax credits and net operating loss (“NOL”) carryforwards	(34,189)	(58,591)	(18,201)
Deferred tax liability on 3.25% Notes	(3,059)	(4,831)	(3,139)
Valuation allowance	21,100	62,473	78,297

	$—	$—	$62,498

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	2010	2009	2008
Statutory federal income tax rate	(35.0)%	(35.0)%	(35.0)%
Effect of:
State income taxes, net of federal income tax benefits	—	—	(1.0)
Foreign income taxes, net of federal income tax benefits	0.8	0.4	0.1
Valuation allowance on deferred tax assets and/or use of tax credits	30.9	35.1	165.1
Other permanent differences	0.7	(0.4)	1.9
Other adjustments	—	—	0.1

	(2.6)%	0.1%	131.2%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

The following table shows the significant components of our deferred tax assets:

	2010	2009
Current deferred tax assets:
Receivable allowance	$132	$178
Inventories	7,089	3,979
Accruals and other reserves	2,652	3,165
Valuation allowance	(9,873)	(7,322)

Total current deferred tax assets	—	—
Long-term deferred tax assets:
Property, plant and equipment	9,543	29,180
Deferred income	5,659	4,720
Tax credits	30,674	32,912
NOL carryforwards	121,269	84,841
3.25% Notes	(8,027)	(11,086)
Valuation allowance	(159,118)	(140,567)

Total long-term deferred tax assets	—	—

Total deferred tax assets	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At September 26, 2010, our deferred tax assets included $30,674,000 of unused tax credits, of which $3,468,000 can be carried forward indefinitely and $27,206,000 expire at various dates beginning in 2018. In addition, at September 26, 2010, our deferred tax assets included $121,269,000 of NOL carryforwards that will begin to expire in 2021 if not otherwise used by us. As of September 26, 2010, we had an estimated NOL carryforward of approximately $334,362,000 for United States federal tax return purposes. A valuation allowance of $168,991,000 has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the deferred tax assets before they expire. Gross unrecognized tax benefits as of September 26, 2010 and September 27, 2009 were $7,516,000 and $7,519,000, respectively. For 2010, $6,977,000 of our gross unrecognized tax benefits would decrease our effective tax rate if realized.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

2010
Gross unrecognized tax benefits at September 27, 2009	$7,519,000
Gross increases in tax positions for prior year	—
Gross decreases in tax positions for prior year	(106,000)
Gross increases in tax positions for current year	103,000
Fiscal 2009 settlements	—
Lapse in statute of limitations	—

Gross unrecognized tax benefits at September 26, 2010	$7,516,000

Our policy is to record interest expense and penalties within the provision for income taxes on the consolidated statements of operations. No interest expense or penalties have been included in the gross amount of unrecognized tax benefits due to existing tax credits and NOL carryforwards.

The major jurisdictions in which we file income tax returns are United States federal and various states. In the United States federal jurisdiction we are no longer subject to examination for fiscal years prior to 2007. For state jurisdictions we are no longer subject to examination for fiscal years prior to 2006. Although certain years are no longer subject to examinations by the IRS and various state taxing authorities, NOL carryforwards generated in those years may still be adjusted upon examination by the IRS or state taxing authorities if they either have been or will be used in a future period.

The timing of the resolution of uncertain tax positions is dependent on numerous factors and therefore is highly uncertain; however, we believe it is unlikely that the gross unrecognized tax benefits would materially change in the next 12 months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

4. Fair Value of Financial Instruments

We follow fair value measurement accounting with respect to (i) nonfinancial assets and liabilities that are recognized or disclosed at fair value in our financial statements on a recurring basis, and (ii) all financial assets and liabilities.

The fair value measurement guidance defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. Under the guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability, developed based upon the best information available in the circumstances. The fair value hierarchy prescribed by the guidance is broken down into three levels as follows:

Level 1 –	Unadjusted quoted prices in an active market for the identical assets or liabilities at the measurement date.

Level 2 –

Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

•    Quoted prices for similar assets or liabilities in active markets;

•    Quoted prices for identical or similar assets in nonactive markets;

•    Inputs other than quoted prices that are observable for the asset or liability; and

•    Inputs that are derived principally from or corroborated by other observable market data.

Level 3 –	Unobservable inputs that reflect the use of significant management judgment. These values are generally determined using pricing models for which assumptions utilize management’s estimates of market participant assumptions.

The following table provides information by level for assets and liabilities that are measured at fair value on a recurring basis.

	Fair Value Measurements at September 26, 2010
	Level 1	Level 2	Level 3
Assets
Available-for-sale
Corporate notes	$17,869	$—	$—
US government debt securities	15,894	—	—
Certificates of deposit	11,539	—	—
Commercial paper	3,597	—	—

Total Assets	$48,899	$—	$—

The following table reconciles the September 27, 2009 and September 26, 2010 balances for items measured at fair value on a recurring basis in the table above that used Level 3 inputs.

	ARS	Rights Offering	Total
Balances at September 27, 2009	$86,207	$4,037	$90,244
Net realized gain included in other income	3,718	(4,037)	(319)
Unrealized gain included in OCI	(2,169)	—	(2,169)
Sales and redemptions	(87,756)	—	(87,756)

Balances at September 26, 2010	$—	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

	Fair Value Measurements at September 27, 2009
	Level 1	Level 2	Level 3
Assets
Trading securities
Marketable securities – ARS	$—	$—	$61,891
Available-for-sale
Corporate notes	17,786	—	—
US government debt securities	6,177	—	—
Certificates of deposit	3,729	—	—
Commercial paper	2,696	—	—
Marketable securities – ARS	—	—	24,316
Rights Offering (described in Note 1 above)	—	—	4,037
Derivatives	—	196	—

Total Assets	$30,388	$196	$90,244

The following table reconciles the September 28, 2008 and September 27, 2009 balances for items measured at fair value on a recurring basis in the table above that used Level 3 inputs.

	ARS	Rights Offering	Total
Balances at September 28, 2008	$92,166	$—	$92,166
Net realized gain included in other income	353	4,037	4,390
Unrealized gain included in OCI	2,169	—	2,169
Sales and redemptions	(8,481)	—	(8,481)

Balances at September 27, 2009	$86,207	$4,037	$90,244

For receivables, accounts payable and accrued expenses, we believe that the carrying amounts approximate fair value because of their short-term nature.

Cash and Cash Equivalents

The fair value is based on quoted market prices.

Short- and Long-Term Debt

The fair values of our 3.25% Notes and 2.25% Notes are estimated based on the closing market price of the respective Notes as of the end of the fiscal year. The estimated fair values of our short- and long-term debt are as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
2.25% Notes	$—	$—	$45,554	$44,757
3.25% Notes	197,500	144,669	197,500	152,075
UBS Credit Line	—	—	55,699	55,699
Eau Claire building mortgage	945	945	2,497	2,497

5. Employee Benefits

In March 2009, our board of directors approved the suspension of our employee stock purchase plan, effective April 1, 2009. Prior to this date, our employee stock purchase plan provided for the sale of our common stock at discounted purchase prices. The cost per share under this plan was 85% of the lesser of the fair market value of our common stock on the first or last day of the purchase period, as defined.

Stock Options

As of September 26, 2010, we had an option plan under which up to 6,750,000 common shares are reserved for issuance. Under the plan, options may be granted to any employee, including our officers, and to our non-employee directors, and have been granted with an exercise price equal to the closing sale price of a share of our common stock on the NASDAQ Global Select Market on the date the options were granted. Options also may be granted to certain non-employees at a price not less than the closing sale price of a share of our common stock on the NASDAQ Global Select Market on the date the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

options were granted. Options generally expire ten years from the date of grant or at an earlier date as determined by the committee of our board of directors that administers the plan. Options granted under the plan before November 2005 generally became exercisable in full one year from the date of grant, and options granted since November 2005 generally become exercisable two to three years from the date of grant.

We recorded stock-based compensation expense, included in selling, general and administrative expenses, of $3,462,000, $4,244,000 and $5,976,000 for 2010, 2009 and 2008, respectively. As of September 26, 2010, $3,772,000 of unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted-average period of approximately 13 months.

We use the Black-Scholes option pricing model to determine the weighted-average fair value of options. The weighted-average fair value of options granted during 2010, 2009 and 2008 was $5.41, $1.89 and $12.72, respectively. The fair value of options at the date of grant and the weighted-average assumptions utilized to determine such values are indicated in the following table:

	2010	2009	2008
Risk-free interest rate	2.6%	1.9%	3.6%
Expected volatility	80%	60%	45%
Expected life (in years)	7.3	7.7	7.8
Dividend yield	—	—	—

The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of our stock options. We considered historical data in projecting expected stock price volatility. We estimated the expected life of stock options and stock option forfeitures based on historical experience.

Option transactions during 2010 are summarized in the following table:

	Number of Shares	Weighted- Average Exercise Price ($)	Weighted- Average Remaining Contractual Life (yrs.)
Outstanding at September 27, 2009	3,570,323	21.08	5.5
Granted	1,042,211	7.36
Exercised	—	—
Expired/Canceled	(701,625)	15.73

Outstanding at September 26, 2010	3,910,909	18.39	5.8

Options exercisable at September 26, 2010	2,272,003	25.76	3.8

The aggregate intrinsic value at year-end of our stock options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) outstanding for 2010, 2009 and 2008 was $197,000, $2,601,000 and $0, respectively. The aggregate intrinsic value at year-end of our stock options exercisable for 2010, 2009 and 2008 was $0, $0 and $0, respectively.

The following table summarizes the status of options that remain subject to vesting:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

	Number of Shares	Weighted- Average Grant Date Fair Value ($)
Nonvested at September 27, 2009	1,323,730	7.45
Granted	1,042,211	5.46
Vested	(550,572)	12.80
Canceled	(176,464)	6.08

Nonvested at September 26, 2010	1,638,905	5.13

The following table summarizes information about stock options outstanding at September 26, 2010:

Range of Exercise Prices ($)	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted- Average Remaining Contractual Life (yrs)	Weighted- Average Exercise Price ($)	Number Exercisable	Weighted- Average Exercise Price ($)
3.03 – 5.00	564,150	8.2	3.03	—	—
5.01 – 10.00	865,747	9.2	7.34	—	—
10.01 – 20.00	256,460	1.0	18.62	241,460	18.79
20.01 – 25.00	979,692	3.6	23.19	979,692	23.19
25.01 – 30.00	723,285	6.3	26.80	529,276	27.02
30.01 – 45.06	521,575	3.7	32.53	521,575	32.53

Total	3,910,909	5.8	18.39	2,272,003	25.76

Employee Benefit Plans

Effective June 2009, we suspended our employer contributions to our defined contribution plan. Prior to the suspension, our contributions to the plan were $4,998,000 in 2009 and $8,986,000 in 2008.

We sponsor a self-insured comprehensive medical and dental plan for qualified employees that is funded by contributions from plan participants and from us. Contributions are made through a Voluntary Employee’s Benefit Association Trust. We recognized expense related to these plans of $13,128,000 in 2010, $18,158,000 in 2009 and $23,902,000 in 2008.

6. Commitments and Contingencies

Operating and Capital Leases

We are committed under various operating lease agreements. Total rent expense under these operating leases was $4,314,000 in 2010, $9,858,000 in 2009 and $14,134,000 in 2008.

We lease some manufacturing equipment that has been treated as a capital lease for accounting purposes. The present value of the minimum quarterly payments resulted in an initial $686,000 lease obligation and related leased asset.

Future minimum payments for all operating leases and capital leases with initial or remaining terms of one year or more subsequent to September 26, 2010 are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

	Operating Leases	Capital Leases
2011	$4,270	$385
2012	3,162	263
2013	2,342	—
2014	932	—
2015	456	—
Thereafter	—	—

Total minimum lease payments	$11,162	$648

Amount representing interest		$(42)
Present value of minimum lease payments		$606

Legal Proceedings

We and certain users of our products have from time to time received, and may in the future receive, communications from third parties asserting patents against us or our customers which may relate to certain of our manufacturing equipment or products or to products that include our products as a component. In addition, certain of our customers have been sued on patents having claims closely related to products sold by us. If any third party makes a valid infringement claim and a license were not available on terms acceptable to us, our operating results could be adversely affected. We expect that, as the number of patents issued continues to increase, and as we grow, the volume of intellectual property claims could increase. We may need to engage in litigation to enforce patents issued or licensed to us, protect trade secrets or know-how owned by us or determine the enforceability, scope and validity of the intellectual property rights of others. We could incur substantial costs in such litigation or other similar legal actions, which could have a material adverse effect on our results of operations.

We are a party to certain claims arising in the ordinary course of business. In the opinion of our management, the outcome of such claims will not materially affect our current or future financial position or results of operations.

7. Supplementary Cash Flow Information

	2010	2009	2008
Changes in operating assets and liabilities:
Receivables, net	$16,415	$37,882	$12,751
Inventories	(6,690)	28,902	(15,276)
Other assets	1,758	3,615	(761)
Accounts payable and accrued expenses	(6,743)	(18,927)	529
Other long-term liabilities	(434)	(1,303)	175

	$4,306	$50,169	$(2,582)

Cash paid (refund) for:
Interest (net of amount capitalized)	$14,805	$9,994	$10,194
Income taxes	443	240	(458)
Non-cash investing activities:
Capital expenditures in accounts payable	1,683	656	3,149

Capitalized interest was $1,071,000 in 2010, $589,000 in 2009 and $966,000 in 2008. Interest is capitalized using an overall borrowing rate for assets that are being constructed or otherwise produced for our own use. Interest capitalized during 2010 was primarily for additional TSA+ flexure production capacity, establishing a Thailand assembly operation and tooling and manufacturing equipment for new process technology and capability improvements.

During the first quarter of 2006, we purchased the assembly manufacturing building (which we previously leased) at our Eau Claire, Wisconsin, manufacturing site, together with related equipment, for $12,924,000, which included the assumption of a mortgage by us.

Purchase price of building and related equipment	$12,924
Cash paid for building and related equipment	(5,069)

Mortgage assumed	$7,855

At September 26, 2010, the mortgage balance totaled $945,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

8. Other Comprehensive Income

Other comprehensive income

The components of accumulated OCI, net of income taxes, are as follows:

	September 26, 2010	September 27, 2009
Available-for-sale securities	$209	$2,237
Derivatives	—	266
Foreign currency translation	667	—

Total accumulated other comprehensive income	$876	$2,503

Derivatives

The purpose of our commodity hedging activities is to protect the values of our cash flows that are exposed to commodity price movement and reduce commodity price-related volatility in our consolidated statements of operations. We have established policies governing our use of derivative instruments. It is our policy to enter into derivative transactions only to the extent true exposures exist. We do not use derivative instruments for trading or speculative purposes, nor are we party to any leveraged derivative instruments or any instruments for which the fair market values are not available from independent third parties. We manage counter-party risk by entering into derivative contracts only with major financial institutions with investment grade credit ratings. The terms of certain derivative instruments contain a credit clause under which each party has a right to settle at market if the other party is downgraded below investment grade.

We evaluate hedge effectiveness at inception and on an ongoing basis, taking into account whether the derivatives used in the hedging transaction have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. Effectiveness for cash flow hedges is assessed based on forward rates.

We discontinue hedge accounting when (i) it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (ii) the derivative expires, is sold or terminated; (iii) it is no longer probable that the forecasted transaction will occur; or (iv) our management determines that designating the derivative as a hedging instrument is no longer appropriate. The gain or loss on a derivative is generally reclassified to net income immediately upon discontinuation. When hedge accounting is discontinued but the derivative remains outstanding, we carry the derivative at its fair value on the balance sheet and recognize future changes in its fair value as cost of sales.

The fair values of these hedge contracts are recorded on our consolidated balance sheets in “Other current assets” or “Accrued expenses,” as appropriate. The effective portion is reflected in accumulated OCI. The amount is net of tax, with a full valuation allowance recorded against it. The gains and losses on these contracts are recorded in cost of sales as the commodity is consumed. Ineffectiveness is calculated as the amount by which the change in fair value of the derivatives exceeds the change in fair value of the anticipated commodity purchases and is recorded in cost of sales.

During 2008 and 2009, we entered into contracts to hedge gold commodity price risks through February 2010. The contracts essentially established a fixed price for the underlying commodity and were designated and qualified as effective cash flow hedges of purchases of gold. Actual amounts ultimately reclassified to net income are dependent on the average monthly London PM gold fix rates in effect when our outstanding contracts mature.

As of September 26, 2010, we did not have any outstanding derivative contracts on our consolidated balance sheet.

The following table summarizes the gross activity in OCI related to these contracts:

	2010	2009
Beginning of period unrealized gain (loss) in accumulated OCI	$266	$(1,037)
(Increase) decrease in fair value of derivative instruments	(195)	463
(Loss) gains reclassified from OCI into cost of sales	(373)	1,796
Gains on dedesignated derivative instruments reclassified from OCI into cost of sales	—	571
Settlements	302	(1,527)

End of period unrealized gain in accumulated OCI	$—	$266

Foreign Currency Translation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

Our Thailand operation uses their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated OCI.

9. Shareholders’ Equity

Stock Repurchase Program

On February 4, 2008, we announced that our board of directors had approved a share repurchase program authorizing us to spend up to $130,000,000 to repurchase shares of our common stock from time to time in the open market or through privately negotiated transactions. As of September 28, 2008, we had spent $57,632,000 to repurchase 3,600,000 shares at an average price of $16.21. The maximum dollar value of shares that may yet be purchased under the share repurchase plan is $72,368,000. All of our repurchases during 2008 were made in the open market. There were no repurchases during 2009 or 2010.

10. Share Rights Plan

In July 2010, our board of directors declared a dividend of one common share purchase right for each outstanding share of common stock held by shareholders of record as of the close of business on August 10, 2010. Under certain conditions, each right may be exercised to purchase one-tenth of a share of common stock at an exercise price of $3.00, subject to adjustment. The rights generally will become exercisable after any person or group acquires beneficial ownership of 15% or more of our common stock or announces a tender or exchange offer that would result in that person or group beneficially owning 15% or more of our common stock. If any person or group becomes a beneficial owner of 15% or more of our common stock, each right will entitle its holder (other than the 15% owner) to purchase, at an adjusted exercise price equal to ten times the previous purchase price, shares of our common stock having a market value of two times the right’s adjusted exercise price.

The rights, which do not have voting rights, expire in on August 10, 2020 and may be redeemed by us at a price of $0.001 per right, subject to adjustment, at any time prior to their expiration or a person’s or group’s acquisition of beneficial ownership of at least 15% of our common stock. In certain circumstances, at the option of our Board of Directors, we may exchange the rights for shares of our common stock, delay or temporarily suspend the exercisability of the rights or reduce the stock-ownership threshold of 15% to not less than 10%.

In the event that we are acquired in certain merger or other business-combination transactions, or sell 50% or more of our assets or earnings power, each holder of a right shall have the right to receive, at the right’s adjusted exercise price, common shares of the acquiring company having a market value of twice the right’s adjusted exercise price.

11. Segment Reporting

We follow the provisions of FASB guidance, which establish annual and interim reporting standards for an enterprise’s business segments and related disclosures about each segment’s products, services, geographic areas and major customers. The method for determining what information to report is based on the way management organizes the operating segments within a company for making operating decisions and assessing financial performance. Our Chief Executive Officer is considered to be our chief operating decision maker.

We have determined that we have two reportable segments: the Disk Drive Components Division and the BioMeasurement Division. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following table represents net sales by product for each reportable segment:

	2010	2009	2008
Net sales:
Disk Drive Components Division
Suspension assemblies	$337,931	$397,942	$621,948
Other products	6,844	8,325	8,628

Total Disk Drive Components Division	344,775	406,267	630,576
BioMeasurement Division	2,414	1,755	1,043

	$347,189	$408,022	$631,619

The following table represents operating loss for each reportable segment:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

	2010	2009	2008
Loss from operations:
Disk Drive Components Division	$(24,027)	$(152,032)	$(7,936)
BioMeasurement Division	(23,959)	(23,485)	(22,662)

	$(47,986)	$(175,517)	$(30,598)

The following table represents long-lived assets for each reportable segment:

	2010	2009	2008
Long-lived assets:
Disk Drive Components Division	$257,739	$276,283	$411,139
BioMeasurement Division	494	3,053	3,949

	$258,233	$279,336	$415,088

The following table represents depreciation expenses for each reportable segment:

	2010	2009	2008
Depreciation and amortization expense:
Disk Drive Components Division	$50,619	$75,132	$110,404
BioMeasurement Division	1,230	1,434	1,452

	$51,849	$76,566	$111,856

Sales to foreign locations were as follows:

	2010	2009	2008
Foreign-based enterprises	$157,611	$182,417	$263,346
Foreign subsidiaries of United States corporations	182,474	217,900	360,843

	$340,085	$400,317	$624,189

The majority of these foreign location sales were to the Pacific Rim region. In addition, we had significant sales to United States corporations that used our products in their offshore manufacturing sites.

Revenue assigned based on product shipment location and long-lived assets by geographic area are as follows:

	2010	2009	2008
Revenue:
Thailand	$174,627	$211,960	$360,842
Hong Kong	114,541	152,068	215,291
Japan	—	14,299	40,386
Philippines	32,725	5,954	—
China	9,365	7,789	6,248
Malaysia	7,847	5,940	—
United States	7,104	7,705	7,430
Other foreign countries	980	2,307	1,422

	$347,189	$408,022	$631,619

Long-lived assets:
United States	$242,704	$278,334	$413,343
Other foreign countries	15,529	1,002	1,745

	$258,233	$279,336	$415,088

Sales to customers in excess of 10% of net sales are as follow:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands except per share amounts)

	2010	2009	2008
Western Digital Corporation	43%	36%	29%
SAE Magnetics, Ltd./TDK Corporation	37	39	34
Seagate Technology, LLC	10	18	29

12. Summary of Quarterly Information (unaudited)

The following table summarizes unaudited financial data for 2010 and 2009. The price range per share reflects the highest and lowest bids as quoted on the NASDAQ Global Select Market during each quarter.

	2010 by Quarter				2009 by Quarter
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$108,256	$87,614	$77,293	$74,026	$119,671	$79,004	$106,105	$103,242
Gross profit (loss)	20,777	7,315	4,907	(34)	(133)	(11,774)	1,977	17,464
Income (loss) from operations	3,129	(11,320)	(15,332)[1]	(24,463)[2]	(77,239)[3]	(57,637)[3]	(42,783)[3]	2,142	[3]
(Loss) income before income taxes	(32)	(15,111)	(18,419)	(26,945)	(65,954)[4]	(60,116)	(44,548)[4]	1,702	[4]
Net income (loss)	2,220	(15,590)	(18,500)	(27,052)	(66,219)	(59,912)	(44,333)	1,757
Net income (loss) per share:
Basic	0.10	(0.67)	(0.79)	(1.16)	(2.88)	(2.59)	(1.90)	0.08
Diluted	0.09	(0.67)	(0.79)	(1.16)	(2.88)	(2.59)	(1.90)	0.08
Price range per share:
High	9.98	11.40	7.98	5.11	11.58	4.30	2.95	8.51
Low	5.82	5.96	4.22	2.74	1.80	1.28	1.53	1.81

[1]

During the third quarter of 2010, we recorded $2,294,000 for asset impairments. The impairments were triggered by slower than expected sales growth based on the current pace of adoption of the InSpectra StO2 System and spending constraints in health care markets world-wide, along with our planned operating changes within the BioMeasurement Division.

[2]	During the fourth quarter of 2010, we recorded $3,674,000 for severance and other costs.
[3]

During the first, second, third, and fourth quarters of 2009, we recorded $19,527,000, $4,787,000, $4,894,000 and $378,000, respectively, for severance and other expenses. In addition, during the first, second and third quarters of 2009, we recorded $32,280,000, $18,688,000 and $20,841,000, respectively, for asset impairments. The impairments were triggered by weakened demand for suspension assemblies and uncertain future market conditions.

[4]	During the first, third and fourth quarters of 2009, we recorded a gain of $12,175,000, $1,923,000 and $3,155,000, respectively, for the extinguishment of long-term debt.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hutchinson Technology Incorporated:

We have audited the accompanying consolidated balance sheets of Hutchinson Technology Incorporated and subsidiaries (the “Company”) as of September 26, 2010 and September 27, 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended September 26, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 26, 2010 and September 27, 2009, and the results of their operations and their cash flows for each of the three years in the period ended September 26, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for convertible debt instruments that may be settled in cash upon conversion for all periods presented.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 26, 2010, based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 10, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

December 10, 2010

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Hutchinson Technology Incorporated and Subsidiaries

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Other Changes Add (Deduct)	Balance at End of Period
	(In thousands)
2008:
Allowance for doubtful accounts receivable	$19	$13	$—	$32
Reserve for sales returns and allowances	397	4,046	(3,744)[1]	699

	$416	$4,059	$(3,744)	$731

2009:
Allowance for doubtful accounts receivable	$32	$192	$—	$224
Reserve for sales returns and allowances	699	1,158	(1,582)[1]	275

	$731	$1,350	$(1,582)	$499

2010:
Allowance for doubtful accounts receivable	$224	$74	$(179)[2]	$119
Reserve for sales returns and allowances	275	868	(890)[1]	253

	$499	$942	$(1,069)	$372

[1]	Returns honored and credit memos issued.
[2]	Uncollectible accounts receivable written off.

HUTCHINSON TECHNOLOGY INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

(In thousands, except shares and per share data)

	March 27, 2011	September 26, 2010
ASSETS
Current assets:
Cash and cash equivalents	$45,828	$55,639
Short-term investments including $4,980 and $4,174 restricted (Note 3)	15,825	48,899
Trade receivables, net	35,781	47,629
Other receivables	7,832	7,849
Inventories	57,421	53,568
Other current assets	1,263	2,353

Total current assets	163,950	215,937
Property, plant and equipment, net	240,325	258,233
Other assets	5,892	5,542

Total assets	$410,167	$479,712

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current liabilities:
Current maturities of long-term debt	$463	$1,280
Accounts payable	9,313	15,788
Accrued expenses	6,869	8,593
Accrued compensation (Note 8)	19,949	12,911

Total current liabilities	36,594	38,572
Convertible subordinated notes	146,470	174,920
Long-term debt, less current maturities	107	271
Other long-term liabilities	1,850	1,271
Shareholders’ equity:
Common stock, $.01 par value, 100,000,000 shares authorized, 23,379,000 and 23,371,000 issued and outstanding	234	234
Additional paid-in capital	420,079	422,089
Accumulated other comprehensive income	786	876
Accumulated loss	(195,953)	(158,521)

Total shareholders’ equity	225,146	264,678

Total liabilities and shareholders’ equity	$410,167	$479,712

See accompanying notes to condensed consolidated financial statements — unaudited.

HUTCHINSON TECHNOLOGY INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share data)

	Twenty-Six Weeks Ended
	March 27, 2011	March 28, 2010
Net sales	$131,525	$195,870
Cost of sales (Note 9)	130,499	167,778

Gross (loss) profit	1,026	28,092
Research and development expenses	7,963	10,583
Selling, general and administrative expenses	24,141	25,700
Severance and other expenses (Note 8)	6,725	—

Loss from operations	(37,803)	(8,191)
Other income, net	1,393	820
Interest income	97	937
Gain on extinguishment of debt	5,467	6
Interest expense	(7,449)	(8,359)
Gain (loss) on short- and long-term investments	860	(356)

Loss before income taxes	$(37,435)	$(15,143)
Provision (benefit) for income taxes	$(3)	$(1,773)

Net loss	$(37,432)	$(13,370)

Basic loss per share	$(1.60)	$(0.57)

Diluted loss per share	$(1.60)	$(0.57)

Weighted-average common shares outstanding	23,373	23,359

Weighted-average common and diluted shares outstanding	23,373	23,359

See accompanying notes to condensed consolidated financial statements — unaudited.

HUTCHINSON TECHNOLOGY INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

(In thousands)

	Twenty-Six Weeks Ended
	March 27, 2011	March 28, 2010
OPERATING ACTIVITIES:
Net loss	$(37,432)	$(13,370)
Adjustments to reconcile net loss to cash (used for) provided by operating activities:
Depreciation and amortization (Note 9)	24,596	28,113
Stock-based compensation	1,361	2,031
(Gain) loss on short- and long-term investments	(860)	356
Loss on disposal of assets	384	148
Severance and other expenses (Note 8)	6,647	—
Non-cash interest expense	4,223	4,171
Gain on extinguishment of debt	(5,467)	(6)
Changes in operating assets and liabilities	2,548	9,913

Cash (used for) provided by operating activities	(4,000)	31,356

INVESTING ACTIVITIES:
Capital expenditures	(7,393)	(11,785)
Purchases of short-term investments	(10,800)	(23,618)
Sales/maturities of short-term investments	44,548	41,633

Cash provided by investing activities	26,355	6,230

FINANCING ACTIVITIES:
Repayment of short- and long-term debt	(30,981)	(47,477)
Debt issuance costs	(1,185)	—

Cash used for financing activities	(32,166)	(47,477)

Net decrease in cash and cash equivalents	(9,811)	(9,891)
Cash and cash equivalents at beginning of period	55,639	106,391

Cash and cash equivalents at end of period	$45,828	$96,500

Supplemental cash flow disclosure:
Cash interest paid (net of amount capitalized)	$2,878	$3,806
Income taxes paid	$263	$309

See accompanying notes to condensed consolidated financial statements — unaudited.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries

(Columnar dollar amounts in thousands, except per share amounts)

When we refer to “we,” “our,” “us,” the “company” or “HTI,” we mean Hutchinson Technology Incorporated and its subsidiaries. Unless otherwise indicated, references to “2011” mean our fiscal year ending September 25, 2011, references to “2010” mean our fiscal year ended September 26, 2010, and references to “2009” mean our fiscal year ended September 27, 2009.

(1) BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The information furnished in the unaudited condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of our management, necessary for a fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. Although we believe that the disclosures are adequate to make the information presented not misleading, we suggest that these unaudited condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto included in elsewhere in this prospectus. The quarterly results are not necessarily indicative of the actual results that may occur for the entire fiscal year.

(2) FAIR VALUE MEASUREMENTS

The following table provides information by level for assets and liabilities that are measured at fair value on a recurring basis.

	Fair Value Measurements at March 27, 2011
	Level 1	Level 2	Level 3
Assets
Available-for-sale securities
U.S. government debt securities	$10,713	$—	$—
Corporate notes	2,805	—	—
Certificates of deposit	1,307	—	—
Commercial paper	1,000	—	—

Total assets	$15,825	$—	$—

	Fair Value Measurements at September 26, 2010
	Level 1	Level 2	Level 3
Assets
Available-for-sale securities
Corporate notes	$17,869	$—	$—
U.S. government debt securities	15,894	—	—
Certificates of deposit	11,539	—	—
Commercial paper	3,597	—	—

Total assets	$48,899	$—	$—

The fair value measurement guidance defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. Under the guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability, developed

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands, except per share amounts)

based upon the best information available in the circumstances. The fair value hierarchy prescribed by the guidance is broken down into three levels as follows:

Level 1 –	Unadjusted quoted prices in an active market for the identical assets or liabilities at the measurement date.

Level 2 –

Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets in nonactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability; and

•      Inputs that are derived principally from or corroborated by other observable market data.

Level 3 –	Unobservable inputs that reflect the use of significant management judgment. These values are generally determined using pricing models for which assumptions utilize management’s estimates of market participant assumptions.

(3) INVESTMENTS

Our short-term investments are comprised of United States government debt securities, corporate notes, certificates of deposit and commercial paper. We account for securities available for sale in accordance with Financial Accounting Standards Board (“FASB”) guidance regarding accounting for certain investments in debt and equity securities, which requires that available-for-sale and trading securities be carried at fair value. Unrealized gains and losses deemed to be temporary on available-for-sale securities are reported as other comprehensive income (“OCI”) within shareholders’ investment. Realized gains and losses and decline in value deemed to be other than temporary on available-for-sale securities are included in “Gain (loss) on short- and long-term investments” on our condensed consolidated statements of operations. Fair value of the securities is based upon quoted market prices in active markets or estimated fair value when quoted market prices are not available. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis. We classify our securities available-for-sale as short- or long-term based upon management’s intent and ability to hold these investments.

A summary of our investments as of March 27, 2011, is as follows:

	Cost Basis	Gross Realized		Gross Unrealized		Recorded Basis
		Gains	Losses	Gains	Losses
Available-for-sale securities
Short-term investments
Marketable securities	$15,802	$—	$—	$23	$—	$15,825

A summary of our investments as of September 26, 2010, is as follows:

	Cost Basis	Gross Realized		Gross Unrealized		Recorded Basis
		Gains	Losses	Gains	Losses
Available-for-sale securities
Short-term investments
Marketable securities	$48,690	$—	$—	$209	$—	$48,899

As of March 27, 2011, our short-term investments mature within one year.

As of March 27, 2011, and September 26, 2010, we had $4,980,000 and $4,174,000, respectively, of short-term investments that are restricted in use. These amounts covered outstanding letters of credit and a security for our self-insured workers compensation programs.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands, except per share amounts)

(4) TRADE RECEIVABLES

We grant credit to our customers, but generally do not require collateral or any other security to support amounts due. Trade receivables of $35,781,000 at March 27, 2011, and $47,629,000 at September 26, 2010, are net of allowances of $169,000 and $372,000, respectively. As of March 27, 2011, allowances of $169,000 consisted of a $73,000 allowance for doubtful accounts and a $96,000 allowance for sales returns. As of September 26, 2010, allowances of $372,000 consisted of an $119,000 allowance for doubtful accounts and a $253,000 allowance for sales returns.

We generally warrant that the products sold by us will be free from defects in materials and workmanship for a period of one year or less following delivery to our customer. Upon determination that the products sold are defective, we typically accept the return of such products and refund the purchase price to our customer. We record a provision against revenue for estimated returns on sales of our products in the same period that the related revenues are recognized. We base the allowance on historical product returns, as well as existing product return authorizations. The following table reconciles the changes in our allowance for sales returns under warranties:

September 26, 2010	Decreases in the Allowance Related to Warranties Issued	Reductions in the Allowance for Returns Under Warranties	March 27, 2011
$253	$(34)	$(123)	$96

(5) INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market by analyzing market conditions, current sales prices, inventory costs and inventory balances. Inventories consisted of the following at March 27, 2011, and September 26, 2010:

	March 27, 2011	September 26, 2010
Raw materials	$26,341	$24,559
Work in process	15,282	10,601
Finished goods	15,798	18,408

	$57,421	$53,568

(6) SHORT- AND LONG-TERM DEBT

Short- and long-term debt consisted of the following at March 27, 2011, and September 26, 2010:

	March 27, 2011	September 26, 2010
3.25% Notes	$122,206	$197,500
3.25% debt discount	(11,156)	(22,580)
8.50% Notes	40,000	—
8.50% debt discount	(4,580)	—
Eau Claire building mortgage	128	945
Capital lease obligations	442	606

Total debt	147,040	176,471
Less: Current maturities	(463)	(1,280)

	$146,577	$175,191

In January 2006, we issued $225,000,000 aggregate principal amount of 3.25% Convertible Subordinated Notes due 2026 (the “3.25% Notes”), which mature in 2026. The 3.25% Notes were issued pursuant to an Indenture dated as of January 25, 2006 (the “Indenture”). Interest on the 3.25% Notes is payable on January 15 and July 15 of each year, which began on July 15, 2006. Issuance costs of $6,029,000 were capitalized and are being amortized over seven years in consideration of the holders’ ability to require us to repurchase all or a portion of the 3.25% Notes on January 15, 2013, as described below.

We have the right to redeem for cash all or a portion of the 3.25% Notes on or after January 21, 2011 at specified redemption prices, as provided in the Indenture, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. Holders of the 3.25% Notes may require us to purchase all or a portion of their

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands, except per share amounts)

3.25% Notes for cash on January 15, 2013, January 15, 2016 and January 15, 2021, or in the event of a fundamental change, at a purchase price equal to 100% of the principal amount of the 3.25% Notes to be repurchased plus any accrued but unpaid interest, to but excluding the purchase date.

Under certain circumstances, holders of the 3.25% Notes may convert their 3.25% Notes based on a conversion rate of 27.4499 shares of our common stock per $1,000 principal amount of 3.25% Notes (which is equal to an initial conversion price of approximately $36.43 per share), subject to adjustment. Upon conversion, in lieu of shares of our common stock, for each $1,000 principal amount of 3.25% Notes a holder will receive an amount in cash equal to the lesser of (i) $1,000, or (ii) the conversion value, determined in the manner set forth in the Indenture, of the number of shares of our common stock equal to the conversion rate. If the conversion value exceeds $1,000, we also will deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion.

In February 2011, we completed an offer to exchange for new securities or purchase for cash a portion of our outstanding 3.25% Notes (the “Tender/Exchange Offer”). In connection with the Tender/Exchange Offer, we issued $40,000,000 aggregate principal amount of 8.50% Convertible Senior Notes due 2026 (the “8.50% Notes”) pursuant to an indenture dated as of February 11, 2011. The 8.50% Notes are senior in right of payment to any of our existing and future subordinated indebtedness, including the 3.25% Notes that remain outstanding. Interest is payable on the 8.50% Notes on January 15 and July 15 of each year, beginning July 15, 2011. The 8.50% Notes mature on January 15, 2026. Each $1,000 principal amount of the 8.50% Notes is convertible into 116.2790 shares of our common stock (which is equal to an initial conversion price of approximately $8.60 per share), subject to adjustment. The 8.50% Notes were recorded at a carrying value which represents the fair value of debt of $35,300,000 with the difference being recorded as a debt discount of $4,700,000. The debt discount will be amortized using the effective interest rate method. Issuance costs of $1,449,000 were capitalized. The debt discount and issuance costs are being amortized over four years in consideration of the holders’ ability to require us to repurchase all or a portion of the 8.50% Notes on January 15, 2015, as described below.

We have the right to redeem the 8.50% Notes (i) on or after January 15, 2013 to, but excluding, January 15, 2015, if the closing price of our common stock equals or exceeds 150% of the conversion price, and (ii) at any time on or after January 15, 2015, in either case in whole or in part, for cash equal to 100% of the principal amount of the 8.50% Notes to be redeemed plus any accrued but unpaid interest to but excluding the redemption date. Holders of the 8.50% Notes may require us to repurchase all or a portion of their 8.50% Notes at par on each of January 15, 2015, January 15, 2016 and January 15, 2021 for cash equal to 100% of the principal amount of the 8.50% Notes to be repurchased plus any accrued but unpaid interest to but excluding the repurchase date. If a fundamental change occurs, each holder of 8.50% Notes will have the right to require us to repurchase all or any portion of that holder’s 8.50% Notes for cash equal to 100% of the principal amount of the 8.50% Notes to be repurchased plus any accrued but unpaid interest to but excluding the repurchase date.

As a result of the Tender/Exchange Offer, we retired an aggregate principal amount of $75,294,000 of the 3.25% Notes in February 2011. We made cash payments of $30,000,000 for the purchase of $35,294,000 aggregate principal amount of the 3.25% Notes and we issued $40,000,000 aggregate principal amount of the 8.50% Notes in exchange for $40,000,000 aggregate principal amount of the 3.25% Notes. A total of $122,206,000 principal amount of the 3.25% Notes remains outstanding after completion of the Tender/Exchange Offer. We determined that the Tender/Exchange Offer was a substantial debt modification and applied debt extinguishment accounting. The difference between the fair value and the carrying value of the liability component of our debt at the date of extinguishment was recorded as a $5,467,000 gain on extinguishment of debt for the thirteen weeks ended March 27, 2011. The difference between the fair value of the debt extinguished and the liability component was applied as reacquisition of the equity component, which resulted in a $3,371,000 reduction to additional paid-in capital.

In May 2008, the FASB issued authoritative guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This guidance specifies that convertible debt instruments that may be settled in cash upon conversion shall be separately accounted for by allocating a portion of the fair value of the instrument as a liability and the remainder as equity. The excess of the principal amount of the liability component over its carrying amount shall be amortized to interest cost over the effective term. The provisions of this guidance apply to our 3.25% Notes. We adopted the provisions of this guidance beginning in our first quarter of 2010. This guidance requires us to recognize additional (non-cash) interest expense based on the market rate for similar debt instruments that do not contain a comparable conversion feature.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands, except per share amounts)

The adoption of this guidance required us to allocate the original $225,000,000 proceeds received from the issuance of our 3.25% Notes between the applicable debt and equity components. Accordingly, we allocated $160,584,000 of the proceeds to the debt component of our 3.25% Notes and $40,859,000, net of deferred taxes of $23,557,000, to the equity conversion feature. Subsequent to the original issuance date of the 3.25% Notes, a full valuation allowance was recorded against our deferred tax assets (see Note 10 for discussion of income taxes). The debt component allocation was based on the estimated fair value of similar debt instruments without a conversion feature as determined by using a discount rate of 8.75%, which represents our estimated borrowing rate for such debt as of the date of our 3.25% Notes issuance. The difference between the cash proceeds associated with our 3.25% Notes and the debt component was recorded as a debt discount with a corresponding offset to additional paid-in-capital, net of applicable deferred taxes, representing the equity conversion feature. The debt discount that we recorded is being amortized over seven years, the expected term of our 3.25% Notes (January 19, 2006 through January 15, 2013), using the effective interest method resulting in additional non-cash interest expense. As of March 27, 2011, the remaining period over which the debt discount will be amortized is approximately two years.

The carrying amounts of our 3.25% Notes included in our condensed consolidated balance sheets were as follows:

	March 27, 2011	September 26, 2010
Principal balance	$122,206	$197,500
Debt discount	(11,156)	(22,580)

Convertible subordinated notes, net	$111,050	$174,920

We have recorded the following interest expense related to our 3.25% Notes in the periods presented:

	Twenty-Six Weeks Ended
	March 27, 2011	March 28, 2010
Coupon rate of interest (cash interest)	$2,915	$3,227
Debt discount amortization (non-cash interest)	4,103	4,172

Total interest expense for the 3.25% Notes	$7,018	$7,399

During the first quarter of 2006, we purchased the assembly manufacturing building (which we previously leased) at our Eau Claire, Wisconsin, manufacturing site, together with related equipment, for $12,924,000, which included the assumption of a mortgage by us with a 7.15% interest rate that matures in April 2011. At March 27, 2011, the mortgage balance totaled $128,000.

We lease some manufacturing equipment that has been treated as a capital lease for accounting purposes. The present value of the minimum quarterly payments under these leases resulted in an initial $686,000 of related leased assets. The outstanding lease obligations as of March 27, 2011 were $442,000.

As of March 27, 2011, we had fixed rate debt of $162,334,000. At March 27, 2011, our fixed rate debt had a fair market value of approximately $126,990,000.

(7) OTHER COMPREHENSIVE INCOME

The components of accumulated OCI, net of income taxes (see Note 10 for discussion of income taxes), are as follows:

	March 27, 2011	September 26, 2010
Available-for-sale securities	$23	$209
Foreign currency translation	763	667

Total accumulated OCI	$786	$876

Foreign Currency Translation

Our Thailand operation uses their local currency as its functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated OCI.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands, except per share amounts)

Transaction gains and losses that arise from the exchange rate changes on transactions denominated in a currency other than the local currency are included in “Other income, net” in the consolidated statements of operations. We recognized a foreign currency loss of $68,000 for the twenty-six weeks ended March 27, 2011 primarily related to purchases denominated in U.S. dollars made by our Thailand operation.

(8) SEVERANCE AND OTHER EXPENSES

A summary of our severance and other expenses as of March 27, 2011, is as follows:

	Severance and Benefits	Other Expenses	Total
Accrual balances, September 26, 2010	$1,150	$—	$1,150
Cash payments	(860)	—	(860)
Accrual balances, December 26, 2010	$290	$—	$290
Restructuring charges	6,725	—	6,725
Cash payments	(368)	—	(368)
Accrual balances, March 27, 2011	$6,647	$—	$6,647

During the fourth quarter of 2010, we announced actions to reduce costs and preserve cash, including eliminating approximately 80 positions company-wide. The workforce reduction resulted in a charge for severance expenses of $3,674,000. As of March 27, 2011, $28,000 of the $3,674,000 remained to be paid.

During the second quarter of 2011, we announced a manufacturing consolidation and restructuring plan that will consolidate our Hutchinson, Minnesota components operations into our operations in Eau Claire, Wisconsin. We are also taking additional actions to resize the company, reduce costs and improve cash flow. These severance, consolidation and restructuring actions are expected to take place over the next nine months. The consolidation and restructuring actions include eliminating approximately 800 positions from our current U.S. workforce, which totaled 2,076 at the end of the second quarter of 2011. The workforce reductions resulted in charges for severance and other expenses of $6,725,000 which were included in our financial results for the twenty-six weeks ended March 27, 2011. Of the total severance charges, $576,000 was related to our BioMeasurement Division. As of March 27, 2011, $6,619,000 of the $6,725,000 remained to be paid.

As part of the consolidation and restructuring plan, we expect to incur approximately $2,800,000 of future expenses related to consolidation of the Hutchinson components operations into our operations in Eau Claire, Wisconsin. As of March 27, 2011, $2,800,000 of the expenses remained to be paid and was not accrued on our balance sheet as of March 27, 2011.

(9) ASSET IMPAIRMENT

When indicators of impairment exist and assets are held for use, we estimate future undiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Factors affecting impairment of assets held for use include the ability of the specific assets to generate positive cash flows. Changes in any of these factors could necessitate impairment recognition in future periods for other assets held for use.

During the second quarter of 2011, we announced a manufacturing consolidation and restructuring plan that will consolidate our Hutchinson, Minnesota components operations into our operations in Eau Claire, Wisconsin. We believe the consolidation and restructuring plan, together with our continued operating losses, were a triggering event that required an impairment analysis. Our impairment analysis for the second quarter of 2011 indicated that no charge for impairment was required. Based on our forecast model, there was a cushion in excess of 10% between our expected undiscounted cash flows and the carrying value of our assets. Changes in these estimates could have a material effect on the assessment of long-lived assets.

While our impairment analysis of the long-lived assets did not result in impairment charges, the lives of the Hutchinson, Minnesota components operations long-lived assets were shortened to reflect the consolidation and restructuring plan. This resulted in accelerated depreciation of $724,000 included within cost of sales for the twenty-six weeks ended March 27, 2011. We expect to record accelerated depreciation of $2,210,000 and $216,000 in our third and fourth quarters of 2011, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands, except per share amounts)

(10) INCOME TAXES

We account for income taxes in accordance with FASB guidance on accounting for income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be realized based on future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or change this allowance in a period, we must include an expense or a benefit within the tax provision in our consolidated statement of operations.

Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. Valuation allowances arise due to the uncertainty of realizing deferred tax assets. At September 26, 2010, we had a valuation allowance of $168,991,000. The FASB guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence, using a “more likely than not” standard. In making such assessments, significant weight is to be given to evidence that can be objectively verified. A company’s current or previous losses are given more weight than its future outlook. Under the guidance, our three-year historical cumulative loss was a significant negative factor. This loss, combined with uncertain near-term market and economic conditions, reduced our ability to rely on our projections of future taxable income in determining whether a valuation allowance is appropriate. Accordingly, we concluded that a full valuation allowance was appropriate. We will continue to assess the likelihood that our deferred tax assets will be realizable, and our valuation allowance will be adjusted accordingly, which could materially impact our financial position and results of operations.

The income tax benefit for the twenty-six weeks ended March 27, 2011 was $3,000 compared to $1,773,000 for the twenty-six weeks ended March 28, 2010. The income tax benefit for the twenty-six weeks ended March 28, 2010, was primarily due to a change in U.S. tax law that enabled us to carry back some of our operating losses to prior years and apply for a refund of taxes paid in those years. This benefit was partially offset by foreign income tax expense.

(11) STOCK-BASED COMPENSATION

Under our 1996 Incentive Plan, stock options were granted to employees, including our officers, and directors at an exercise price not less than the fair market value of our common stock at the date the options are granted. The options granted generally expire ten years from the date of grant or at an earlier date as determined by the committee of our board of directors that administered the plan. Options granted under the plan prior to November 2005 generally were exercisable one year from the date of grant. Options granted under the plan since November 2005 are exercisable two to three years from the date of grant.

On January 20, 2011, our shareholders approved (i) our 2011 Equity Incentive Plan, which authorizes the issuance of 1,200,000 shares of our common stock (plus any shares that remained available on that date for future grants under our 1996 Incentive Plan) for equity-based awards (no further awards will be made under our 1996 Incentive Plan), and (ii) the amendment and restatement of our employee stock purchase plan, to increase the maximum number of shares of our common stock authorized for issuance under that plan by 1,000,000 shares, to a total of 2,500,000, and provide means by which eligible employees of our foreign subsidiaries may participate in that plan.

We recorded stock-based compensation expense, included in selling, general and administrative expenses, of $1,361,000 and $2,031,000 for the twenty-six weeks ended March 27, 2011 and March 28, 2010, respectively. As of March 27, 2011, $3,901,000 of unrecognized compensation expense related to non-vested awards is expected to be recognized over a weighted-average period of approximately 21 months.

We use the Black-Scholes option pricing model to determine the weighted-average fair value of options. The weighted-average fair value of options granted during the twenty-six weeks ended March 27, 2011, and March 28, 2010, were $2.23 and $5.49, respectively. The fair value of options at the date of grant and the weighted-average assumptions utilized to determine such values are indicated in the following table:

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands, except per share amounts)

	Twenty-Six Weeks Ended
	March 27, 2011	March 28, 2010
Risk-free interest rate	2.3%	2.7%
Expected volatility	80.0%	80.0%
Expected life (in years)	7.2	7.4
Dividend yield	—	—

The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of our stock options. We considered historical data in projecting expected stock price volatility. We estimated the expected life of stock options and stock option forfeitures based on historical experience.

Option transactions during the twenty-six weeks ended March 27, 2011, are summarized as follows:

	Number of Shares	Weighted-Average Exercise Price ($)	Weighted-Average Remaining Contractual Life (yrs.)	Aggregate Intrinsic Value ($)
Outstanding at September 26, 2010	3,910,909	18.39	5.8	197,000
Granted	833,831	3.04
Exercised	—	—
Expired/Canceled	(571,367)	19.56

Outstanding at March 27, 2011	4,173,373	15.16	6.4	—

Options exercisable at March 27, 2011	2,278,776	23.70	4.5	—

The following table summarizes the status of options that remain subject to vesting:

	Number of Shares	Weighted-Average Grant Date Fair Value ($)
Non-vested at September 26, 2010	1,638,907	5.13
Granted	833,831	2.24
Vested	(434,329)	6.16
Canceled	(141,812)	6.07

Non-vested at March 27, 2011	1,894,597	3.55

The following table summarizes information concerning currently outstanding and exercisable stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices ($)	Number Outstanding	Weighted- Average Remaining Contractual Life (yrs.)	Weighted- Average Exercise Price ($)	Number Exercisable	Weighted- Average Exercise Price ($)
3.03-5.00	1,349,138	8.7	3.04	264,138	3.03
5.01-10.00	807,097	8.7	7.34	—	—
10.01-20.00	25,000	6.9	15.83	22,500	15.98
20.01-25.00	875,942	3.1	23.18	875,942	23.18
25.01-30.00	655,566	5.8	26.79	655,566	26.79
30.01-45.06	460,630	3.2	32.52	460,630	32.52

Total	4,173,373	6.4	15.16	2,278,776	23.70

(12) EARNINGS (LOSS) PER SHARE

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted earnings per share identifies the dilutive effect of potential common

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands, except per share amounts)

shares using net income available to common shareholders and is computed (i) using the treasury stock method for outstanding stock options and the if-converted method for the 8.50% Notes, and (ii) in accordance with FASB guidance relating to the effect of contingently convertible instruments on diluted earnings per share for the 3.25% Notes. A reconciliation of these amounts is as follows:

	Twenty-Six Weeks Ended
	March 27, 2011	March 28, 2010
Net (loss) income	$(37,432)	$(13,370)
Weighted-average common shares outstanding	23,373	23,359
Dilutive potential common shares	—	—

Weighted-average common and diluted shares outstanding	23,373	23,359

Basic (loss) earnings per share	$(1.60)	$(0.57)

Diluted (loss) earnings per share	$(1.60)	$(0.57)

Options to purchase 2,874,000 shares were not included for the twenty-six weeks ended March 27, 2011, and options to purchase 2,686,000 shares were not included for the twenty-six weeks ended March 28, 2010, because they were anti-dilutive.

Diluted loss per share for the twenty-six weeks ended March 27, 2011, excludes potential common shares of 73,000 using the treasury stock method and 4,651,000 using the if-converted method for the 8.50% Notes, as they were anti-dilutive. Diluted loss per share for the twenty-six weeks ended March 28, 2010, excludes potential common shares of 276,000 using the treasury stock method and potential common shares of 1,335,000 using the if-converted method for our $150,000,000 aggregate principal amount of 2.25% Convertible Subordinated Notes that were retired in 2010, as they were anti-dilutive.

(13) SEGMENT REPORTING

We follow the provisions of FASB guidance, which establish annual and interim reporting standards for an enterprise’s business segments and related disclosures about each segment’s products, services, geographic areas and major customers. The method for determining what information to report is based on the way management organizes the operating segments within a company for making operating decisions and assessing financial performance. Our Chief Executive Officer is considered to be our chief operating decision maker.

We have determined that we have two reportable segments: the Disk Drive Components Division and the BioMeasurement Division. The accounting policies of the segments are the same as those described in the summary of significant accounting policies disclosed in our audited financial statements for the fiscal year ended September 26, 2010 included elsewhere in this prospectus.

The following table represents net sales by product for each reportable segment and operating (loss) income for each reportable segment.

	Twenty-Six Weeks Ended
	March 27, 2011	March 28, 2010
Net sales:
Disk Drive Components Division:
Suspension assemblies	$127,522	$190,944
Other products	2,743	3,730

Total Disk Drive Components Division	130,265	194,674
BioMeasurement Division	1,260	1,196

	$131,525	$195,870

(Loss) income from operations:
Disk Drive Components Division	$(32,177)	$1,976
BioMeasurement Division	(5,626)	(10,167)

	$(37,803)	$(8,191)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

Hutchinson Technology Incorporated and Subsidiaries – (Continued)

(Columnar dollar amounts in thousands, except per share amounts)

(14) SUBSEQUENT EVENTS

We evaluated subsequent events after the balance sheet date through the date the consolidated financial statements were issued. We did not identify any additional material events or transactions occurring during this subsequent event reporting period that required further recognition or disclosure in these consolidated financial statements.

The exchange agent and information agent for the exchange offer is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Banks and Brokers Call: (212) 430-3774

Toll Free: (866) 807-2200

Questions, requests for assistance and requests for additional copies of this prospectus may be directed to the exchange agent and information agent or, in the case of QIBs, the dealer manager at their respective addresses set forth below:

The dealer manager for the exchange offer is:

Citadel Securities, LLC

601 Lexington Avenue

New York, New York 10022

Attention: Capital Markets

Call Collect: (212) 651-7700

U.S. Toll-Free: (877) 660-1735

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of officers and directors.

We are subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act (the “Corporation Act”). Section 302A.521 of the Corporation Act provides in substance that, unless prohibited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are (a) that such person has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that, in the case of acts or omissions occurring in such person’s performance in an official capacity, such person must have acted in a manner such person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. In addition, Section 302A.521, subd. 3 requires payment by us, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

Pursuant to the terms of dealer manager agreement executed in connection with offerings of securities pursuant to this registration statement, our directors and officers will be indemnified against certain civil liabilities that they may incur under the Securities Act in connection with this registration statement and any prospectus thereto.

We also maintain a director and officer insurance policy to cover us, our directors and our officers against certain liabilities.

Item 21.	Exhibits and financial statement schedules.

(a) See Exhibit Index immediately following the signature pages, which is incorporated herein by reference.

(b) See Exhibit 99.4 to this Registration Statement for Schedule II – Valuation and Qualifying Accounts.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-2

(7) The undersigned registrant hereby undertakes to respond to request for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hutchinson, State of Minnesota, on July 1, 2011.

HUTCHINSON TECHNOLOGY INCORPORATED (Registrant)

By:	/s/ David P. Radloff
Name: David P. Radloff
Its:	Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to Registration Statement has been signed on July 1, 2011 by the following persons in the capacities with Hutchinson Technology Incorporated indicated:

/s/ Wayne M. Fortun	President and Chief Executive Officer (Principal Executive Officer)
Wayne M. Fortun

/s/ David P. Radloff	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
David P. Radloff Martha Goldberg Aronson* Mark A. Augusti * Jeffrey W. Green * Russell Huffer * William T. Monahan * Thomas R. VerHage *

*	Wayne M. Fortun, by signing his name hereto, does hereby sign this document on behalf of each of the directors named above pursuant to powers of attorney duly executed by the directors named and filed with the Securities and Exchange Commission on behalf of such directors.

/s/ Wayne M. Fortun
Wayne M. Fortun Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Dealer Manager Agreement dated as of May 4, 2011 between HTI and Citadel Securities, LLC.**

3.1	Amended and Restated Articles of Incorporation of HTI (incorporated by reference to Exhibit 3.1 to HTI’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2002; File No. 0-14709).

3.2	Restated By-Laws of HTI, as amended December 3, 2008 (incorporated by reference to Exhibit 3.1 to HTI’s Current Report on Form 8-K filed December 9, 2008; File No. 0-14709).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4(j) to Registrant’s Registration Statement on Form S-3, dated January 19, 2006).

4.2	Rights Agreement dated as of July 29, 2010, between HTI and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to HTI’s Registration Statement on Form 8-A, dated 7/30/10).

4.3	First Amendment to Rights Agreement between HTI and Wells Fargo Bank, N.A. as Rights Agent (incorporated by reference to Exhibit 2 to HTI’s Registration Statement on Form 8-A/A, dated 5/6/11).

4.4	Indenture dated as of January 25, 2006 between HTI and LaSalle Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to HTI’s Current Report on Form 8-K filed January 26, 2006; File No. 0-14709), and Instrument of Resignation, Appointment and Acceptance dated as of October 29, 2008 by and among HTI, LaSalle Bank National Association, as prior trustee, and Wells Fargo Bank, National Association, as successor trustee.

4.5	Form of 3.25% Convertible Subordinated Note due 2026 (included as part of Exhibit 4.4).

4.6	Form of 8.50% Convertible Senior Notes Due 2026 Indenture between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.5 to HTI’s Amendment No. 1 to Registration Statement on Form S-4 filed January 26, 2011; File No. 333-171614).

4.7	Form of 8.50% Convertible Senior Notes Due 2026 (included in Exhibit 4.6).

4.8	First Supplemental Indenture, dated as of June 17, 2011, to 8.50% Convertible Senior Notes due 2026 Indenture, dated as of February 11, 2011, between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee.**

5.1	Faegre & Benson LLP Opinion.**

8.1	Faegre & Benson LLP Tax Opinion.**

12.1	Computation of Ratio of Earnings to Fixed Charges.***

23.1	Consent of Faegre & Benson LLP (included in Exhibit 5.1).**

23.2	Consent of Faegre & Benson LLP (included in Exhibit 8.1).**

23.3	Consent of Deloitte & Touche, LLP, Independent Registered Public Accounting Firm.*

24.1	Power of Attorney.**

25.1	Statement of Eligibility and Qualification of Trustee on Form T-1 (incorporated by reference to Exhibit 25.1 to HTI’s Amendment No. 1 to Registration Statement on Form S-4 filed January 26, 2011; File No. 333-171614).

99.1	Letter of Transmittal.*

99.2	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.3	Letter to Clients.*

99.4	Schedule II – Valuation and Qualifying Accounts.**

*	Filed herewith.
**	Previously filed.
***	To be filed with a subsequent pre-effective amendment.